Відкрите акціонерне товариство
НИЖНЬОДНІПРОВСЬКИЙ
ТУБОПРОКАТНИЙ
ЗАВОД

УКРАЇНА
49081, м.Дніпропетровськ, вул.Столєтова, 21
Телепайп: 143217 СТАН
Код ОКПО – 05393116
Телефони: (0562) 35-93-03, 35-93-68
Розр.рахунок 2600530000301
в АБ "Кредит-Дніпро" м.Дніпропетровська
МФО 305749, п/індекс банку 49600

Open Joint Stock Company
NIZHNEDNEPROVSKY
TUBE ROLLING
PLANT
[redacted]
v str., 21
03032492 35-93-68
Acc. 2600530000301
AB "Credit-Dnepr" Dnepropetrovsk city
Bank's MFO 305749

No. 01-664

RECEIVED
SEC MAIL PROCESSING
OCT - 2 2003
WASH. D.C. 188 SECTION

September 3, 2003

TO: Committee on Securities and Stock Market
Section of Corporate Financing
Department of International Corporate Financing
Room 3045 (stop 3-4)
450 Fifth Floor
Washington, District Columbia 20549
USA

RE: Open Joint-Stock Company "Nizhnedneprovsky tube rolling plant"
Extract from Rule 12g3-2 (b)
File No.82-4814

SUPPL

Dear sirs,

In compliance with Rule 12g3-2 (b) (1) (iii) and on behalf of the Open Joint-Stock Company "Nizhnedneprovsky tube rolling plant" (hereinafter - "Company") the documents attached as Supplement A to this letter are submitted to your attention.

This information is submitted in view of that such information and documents will not be considered as "registered" in SEC or otherwise will not fall under action of requirements of Section 18 of the Law on Securities and Stock Exchanges of 1934 (hereinafter - "Law on Stock Exchanges"), and that neither this letter, nor submission of such documents and information do not constitute, for any purpose whatever, acknowledgement of the fact that the Company falls under action of the Law on Stock Exchanges.

If you have any questions, please, contact Mr. Nakhod Alexander Ivanovich by phone (38)-0562-34-69-77 or Mrs. Bondarenko Lyudmila Grigorjevna by phone (38)-0562-34-94-66 in Dnepropetrovsk, Ukraine. Please, confirm the receipt of this sheet and documents that are attached to it by putting the date of receipt on the copy of the letter that is attached to this letter and returning it to Mr. Nakhod Alexander Ivanovich to the address: 21 Stiletova Street, Dnepropetrovsk, 49081, Ukraine in an envelope with a postage stamp and address that is written attached to this letter.

Thank for Your attention.

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

dlw 10/6

Yours faithfully

For and on behalf of
OPEN JOINT-STOCK COMPANY
"Nizhnednеprovsky tube rolling plant"

Nakhod Alexander Ivanovich
Director of Finance and Economy

SUPPLEMENT "A"

Information disclosed by the Open Joint-Stock Company
"Nizhnedneprovsky tube rolling plant"
or furnished to the shareholders

1. Document: Annual Report of the OSJC "NTZ" for 2001 (Attachment 1).

Date: *(i)* disclosed by request of shareholders;

(ii) registered by the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine July 19, 2002;

(iii) submitted to the First Stock Trade System in paper form on October 1, 2002.

2. Document: Minutes No. 6 of the general meeting of shareholders of the OSJC "NTZ" that was held on March 29, 2001 (Attachment 2).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on July 19, 2002, as part of the Annual Report of the OJSC "NTZ" for 2001;

(iii) submitted to the First Stock Trade System in paper form on October 1, 2002 as part of the Annual Report of the OJSC "NTZ" for 2001.

3. Document: Auditor's conclusion of the independent auditing company "Insider-Center" concerning authenticity of the fiscal accounting of the OSJC "NTZ" for 2001 (Attachment 3).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on July 19, 2002, as part of the Annual Report of the OJSC "NTZ" for 2001;

(iii) submitted to the First Stock Trade System in paper form on October 1, 2002 as part of the Annual Report of the OJSC "NTZ" for 2001.

4. Document: Information on financial and economic activity of the OSJC "NTZ" in 2001 (Attachment 4).

Date: *(i)* published on May 24, 2002 in the newspaper "Delovaya Ukraine" No. 33;

(ii) copy of the newspaper is submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on September 4, 2002;

(iii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on July 19, 2002, as part of the Annual Report of the OJSC "NTZ" for 2001;

(iv) submitted to the First Stock Trade System in paper form October, 1, 2002, as a part of Annual Report of the OSJC "NTZ" for 2001;

(v) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine On September 13, 2002, as a part of Annual Report of the OSJC "NTZ" for 2001 (with changes);

(vi) disclosed on WEB-site of the Agency for development of infrastructure of the Stock Market of Ukraine on September 18, 2002: www.smida.gov.ua

(vii) disclosed on WEB-site of the First Stock Trade System: www.istock.com.ua

5. Document: Annual Report of the OSJC "NTZ" for 2001 (with changes) (Attachment 5).

Date: *(i)* disclosed by request of shareholders;

(ii) registered by the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on September 13, 2002;

(iii) disclosed on WEB-site of the Agency for development of infrastructure of the Stock Market of Ukraine on September 18, 2002: www.smida.gov.ua

(vi) disclosed on WEB-site of the First Stock Trade System: www.istock.com.ua

6. Document: Minutes No. 7 of the general meeting of shareholders of the OSJC "NTZ" that was held on March 14, 2002 (Attachment 6).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on September 13, 2002, as part of the Annual Report of the OJSC "NTZ" for 2001 (with changes).

7. Document: Balance Sheet of the OSJC "NTZ" as on 31.12.2001 (Attachment 7).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on July 19, 2002 as part of the Annual Report of the OJSC "NTZ" for 2001;

(iii) published on May 13, 2002 in the newspaper "Pridneprovsky metalwoker" No.17;

(iv) submitted to the shareholders on May 14, 2002 at the of the general meeting of shareholders of the OSJC "NTZ";

(v) submitted to the First Stock Trade System in paper form on October 1, 2002, as a part of Annual Report of the OSJC "NTZ" for 2001;

(vi) submitted the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on September 13, 2002, as a part of Annual Report of the OSJC "NTZ" for 2001 (with changes);

(vii) disclosed on WEB-site of the Agency for development of infrastructure of the Stock Market of Ukraine on September 18, 2002: www.smida.gov.ua

(viii) disclosed on WEB-site of the First Stock Trade System: www.istock.com.ua

8. Document: Minutes on financial results in 2001 (Attachment 8).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on July 19, 2002. as part of the Annual Report of the OSJC "NTZ" for 2001;

(iii) published on May 13, 2002 in the newspaper "Pridneprovsky metalwoker" No.17;

(iv) submitted to the shareholders on May 14, 2002 at the of the general meeting of shareholders of the OSJC "NTZ";

(v) submitted to the First Stock Trade System in paper form on October 1, 2002, as a part of Annual Report of the OSJC "NTZ" for 2001;

(vi) submitted the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on September 13, 2002, as part of the Annual Report of the OSJC "NTZ" for 2001 (with changes);

(vii) disclosed on WEB-site of the Agency for development of infrastructure of the Stock Market of Ukraine on September 18, 2002: www.smida.gov.ua

(viii) disclosed on WEB-site of the First Stock Trade System: www.istock.com.ua

9. Document: Special information on the Issuer - "Information on changes in the list of Officials of the Issuer" (Attachment 9).

Date: *(i)* submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on October 3, 2002, as notification about changes in the activity of the Open Joint-Stock Company (enterprise – Issuer of bonds);

(ii) published on October 4, 2002 in the newspaper "Bulletin. Tsinni Papery Ukrainy" Nos. 231-232;

(iii) Copy of the newspaper has been submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market on October, 11, 2002;

(iv) submitted to the First Stock Trade System in paper form on October 1, 2002;

(v) disclosed on WEB-site of the First Stock Trade System: www.istock.com.ua

10. Document: Information on the Registrar (Attachment 10).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on July 19, 2002 as part of the Annual Report of the OSJC "NTZ" for 2001;

(iii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on September 13, 2002 as part of the Annual Report of the OSJC "NTZ" for 2001 (with changes);

(iv) disclosed on WEB-site of the Agency for development of infrastructure of the Stock Market of Ukraine on September 18, 2002: www.smida.gov.ua

(v) submitted to the First Stock Trade System in paper form on October 1, 2002, as a part of Annual Report of the OSJC "NTZ" for 2001;

(vi) disclosed on WEB-site of the First Stock Trade System: www.istock.com.ua

11. Document: Financial Report of the OSJC "NTZ" for 2001 (Attachment 11).

Date: *(i)* disclosed by request of shareholders;

(ii) disclosed on WEB-site of Corporation "Interpipe": www.interpipe.ua

12. Document: Notification about the extraordinary general meeting of shareholders of the OSJC "NTZ" that was held on September 27, 2002 (Attachment 12).

Date: *(i)* disclosed for information of shareholders in compliance with Article 8 "Managing Bodies of the Company", paragraph 8.2 "General meetings of shareholders" subparagraph 8.2. of the Statute of the OSJC "NTZ";

(ii) published:

- On August 10, 2002 in the newspaper "Golos Ukraine" No. 145;
- On August 10, 2002 in the newspaper "Nashe Misto" No. 118;
- On August 12, 2002 in the newspaper "Pridneprovsky metalwoker" No. 28.

13. Document: Minutes No. 2 of the Extraordinary general meeting of shareholders of the OSJC "NTZ" that was held on September 27, 2002 (Attachment 13).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on April 24, 2003 as part of the Annual Report for 2002;

(iii) submitted to the First Stock Trade System in paper form on August 5, 2003, as part of the Annual Report of the OSJC "NTZ" for 2002.

14. Document: Annual Report of the OSJC "NTZ" for 2002 (Attachment 14).

Date: *(i)* disclosed by request of shareholders;

(ii) registered by the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on April 24, 2003;

(iii) submitted to the First Stock Trade System in the electronic form on July 4, 2003 and in paper form on August 5, 2003;

(iv) disclosed on WEB-site of the First Stock Trade System on July, 5, 2003: www.istock.com.ua

15. Document: Information about financial and economic activity of the OSJC "NTZ" in 2002 (Attachment 15).

Date: *(i)* published on May 28, 2003 in the newspaper "Delovaya Ukraine" No. 34;

(ii) copy of the newspaper has been submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on June 24, 2003;

(iii) submitted to the First Stock Trade System in the electronic form on July 4, 2003 and in paper form on August 5, 2003 as part of the Annual Report of the OSJC "NTZ" for 2002;

(iv) disclosed on WEB-site of the First Stock Trade System on July 5, 2003: www.istock.com.ua

16. Document: Balance Sheet of the OSJC "NTZ" as on 31.12.2002 (Attachment 16).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on April, 24, 2003, as part of the Annual Report of the OSJC "NTZ" for 2002;

(iii) published on June 18, 2003 in the newspaper "Pridneprovsky Metalwoker" No.25;

(iv) submitted to the shareholders of the OSJC "NTZ" on June 19, 2003 at the general meeting of shareholders of the OSJC "NTZ";

(v) submitted to the First Stock Trade System in the electronic form on July 4, 2003 and in paper form on August 5, 2003, as part of the Annual Report of the OSJC "NTZ" for 2002;

(vi) disclosed on WEB-site of the First Stock Trade System on July 5, 2003: www.istock.com.ua

17. Document: Report on financial results for 2002 (Attachment 17).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on April, 24, 2003, as part of the Annual Report of the OSJC "NTZ" for 2002;

(iii) published on June 18, 2003 in the newspaper "Pridneprovsky metalwoker" No.25;

(iv) submitted to the shareholders of the OSJC "NTZ" on June 19, 2003 at the general meeting of shareholders of the OSJC "NTZ";

(v) submitted to the First Stock Trade System in the electronic form on July 4, 2003 and in paper form on August 5, 2003, as part of the Annual Report of the OSJC "NTZ" for 2002;

(vi) disclosed on WEB-site of the First Stock Trade System on July 5, 2003: www.istock.com.ua

18. Document: Auditor's conclusion of independent auditing company "Insider - Center" concerning authenticity of the fiscal accounting of the OSJC "NTZ" for 2002 (Attachment 18).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on April 24, 2002, as part of the Annual Report of the OJSC "NTZ" for 2002;

(iii) submitted to the First Stock Trade System in paper form on August 5, 2002 as part of the Annual Report of the OJSC "NTZ" for 2002.

19. Document: Special information on the Issuer - "Information on changes in the list of Officials of the Issuer" (Attachment 19).

Date: *(i)* submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on June 23, 2003, as notification about changes in the activity of the Open Joint-Stock Company (enterprise – Issuer of bonds);

(ii) published on June 27, 2002 in the newspaper "Bulletin. Tsinni Papery Ukraine" Nos. 147-148;

(iii) Copy of the newspaper has been submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market on July 3, 2003;

(iv) submitted to the First Stock Trade System on June 24, 2003;

(v) disclosed on WEB-site of the First Stock Trade System on June 25: www.pfts.com.ua

20. Document: Information on the Registrar (Attachment 20).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on April 24, 2003, as part of the Annual Report of the OSJC "NTZ" for 2002;

(iii) submitted to the First Stock Trade System in the electronic form on July 4, 2003 and in paper form on August 5, 2003, as part of the Annual Report of the OSJC "NTZ" for 2002;

(iv) disclosed on WEB-site of the First Stock Trade System on June 25: www.istock.com.ua

21. Document: Notification about the extraordinary general meeting of shareholders of the OSJC "NTZ" that was held on June 19, 2003 (Attachment 21).

Date: *(i)* disclosed for information of shareholders in compliance with Article 8 "Managing Bodies of the Company", paragraph 8.2 "General meetings of shareholders" subparagraph 8.2. of the Statute of the OSJC "NTZ";

(ii) published:

- On April 23, 2003 in the newspaper "Dnepr Vecherniy" No. 62
- On April 23, 2003 in the newspaper "Delovaya Ukraina" No. 28;
- On April 23, 2003 in the newspaper "Pridneprovsky Metalwoker" No. 18.

22. Document: Changes and supplements No. 8 to the Statute of the OSJC "NTZ" - new edition (Attachment 22).

Date: *(i)* July 30, 2003;

(ii) disclosed by request of shareholders.

23. Document: Minutes No. 8 of the general meeting of shareholders of the OSJC "NTZ" that was held on June 19, 2002 (Attachment 23).

Date: disclosed by request of shareholders.

24. Document: Notification on exchange of certificates of the old form to the forms of shares certificates of new form (Attachment 24).

Date: disclosed for the purpose of informing of the shareholders.

25. Document: Structure of the capital stock of the OSJC "NTZ" as on July 1, 2003 (Attachment 25).

Date: submitted to the First Stock Trade System in paper form on August 5, 2003.

26. Document: Information on the USA shareholders and latest allocation of securities (Attachment 26).

Date: disclosed by request of shareholders.

Відкрите акціонерне товариство
НИЖНЬОДНІПРОВСЬКИЙ
ТУБОПРОКАТНИЙ
ЗАВОД

УКРАЇНА
49081, м.Дніпропетровськ, вул.Столєтова, 21
Телепайп: 143217 СТАН
Код ОКПО – 05393116
Телефони: (0562) 35-93-03, 35-93-68
Розр.рахунок 2600530000301
в АБ "Кредит-Дніпро" м.Дніпропетровська
МФО 305749, п/індекс банку 49600

Open Joint Stock Company
NIZHNEDNEPROVSKY
TUBE ROLLING
PLANT

UKRAINE
49081, Dnepropetrovsk, Stoletov str., 21
Teletaip: 143217 СТАН
Code by OKPO – 05393116
Telephone: +38 0562 35-93-03, 35-93-68
Acc. 2600530000301
AB "Credit-Dnepr" Dnepropetrovsk city
Bank's MFO 305749

No. 91-664

September 3, 2003

TO: Committee on Securities and Stock Market
Section of Corporate Financing
Department of International Corporate Financing
Room 3045 (stop 3-4)
450 Fifth Floor
Washington, District Columbia 20549
USA

RE: Open Joint-Stock Company "Nizhnedneprovsky tube rolling plant"
Extract from Rule 12g3-2 (b)
File No.82-4814

Dear sirs,

In compliance with Rule 12g3-2 (b) (1) (iii) and on behalf of the Open Joint-Stock Company "Nizhnedneprovsky tube rolling plant" (hereinafter - "Company") the documents attached as Supplement A to this letter are submitted to your attention.

This information is submitted in view of that such information and documents will not be considered as "registered" in SEC or otherwise will not fall under action of requirements of Section 18 of the Law on Securities and Stock Exchanges of 1934 (hereinafter - "Law on Stock Exchanges"), and that neither this letter, nor submission of such documents and information do not constitute, for any purpose whatever, acknowledgement of the fact that the Company falls under action of the Law on Stock Exchanges.

If you have any questions, please, contact Mr. Nakhod Alexander Ivanovich by phone (38)-0562-34-69-77 or Mrs. Bondarenko Lyudmila Grigorjevna by phone (38)-0562-34-94-66 in Dnepropetrovsk, Ukraine. Please, confirm the receipt of this sheet and documents that are attached to it by putting the date of receipt on the copy of the letter that is attached to this letter and returning it to Mr. Nakhod Alexander Ivanovich to the address: 21 Stiletova Street, Dnepropetrovsk, 49081, Ukraine in an envelope with a postage stamp and address that is written attached to this letter.

Thank for Your attention.

Yours faithfully

For and on behalf of
OPEN JOINT-STOCK COMPANY
"Nizhnedneprovsky tube rolling plant"

Nakhod Alexander Ivanovich
Director of Finance and Economy

SUPPLEMENT "A"

Information disclosed by the Open Joint-Stock Company
"Nizhnedneprovsky tube rolling plant"
or furnished to the shareholders

1. Document: Annual Report of the OSJC "NTZ" for 2001 (Attachment 1).
Date: *(i)* disclosed by request of shareholders;
(ii) registered by the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine July 19, 2002;
(iii) submitted to the First Stock Trade System in paper form on October 1, 2002.

2. Document: Minutes No. 6 of the general meeting of shareholders of the OSJC "NTZ" that was held on March 29, 2001 (Attachment 2).
Date: *(i)* disclosed by request of shareholders;
(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on July 19, 2002, as part of the Annual Report of the OJSC "NTZ" for 2001;
(iii) submitted to the First Stock Trade System in paper form on October 1, 2002 as part of the Annual Report of the OJSC "NTZ" for 2001.

3. Document: Auditor's conclusion of the independent auditing company "Insider-Center" concerning authenticity of the fiscal accounting of the OSJC "NTZ" for 2001 (Attachment 3).
Date: *(i)* disclosed by request of shareholders;
(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on July 19, 2002, as part of the Annual Report of the OJSC "NTZ" for 2001;
(iii) submitted to the First Stock Trade System in paper form on October 1, 2002 as part of the Annual Report of the OJSC "NTZ" for 2001.

4. Document: Information on financial and economic activity of the OSJC "NTZ" in 2001 (Attachment 4).
Date: *(i)* published on May 24, 2002 in the newspaper "Delovaya Ukraine" No. 33;
(ii) copy of the newspaper is submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on September 4, 2002;
(iii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on July 19, 2002, as part of the Annual Report of the OJSC "NTZ" for 2001;
(iv) submitted to the First Stock Trade System in paper form October, 1, 2002, as a part of Annual Report of the OSJC "NTZ" for 2001;
(v) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine On September 13, 2002, as a part of Annual Report of the OSJC "NTZ" for 2001 (with changes);
(vi) disclosed on WEB-site of the Agency for development of infrastructure of the Stock Market of Ukraine on September 18, 2002: www.smida.gov.ua
(vii) disclosed on WEB-site of the First Stock Trade System: www.istock.com.ua

5. Document: Annual Report of the OSJC "NTZ" for 2001 (with changes) (Attachment 5).
Date: *(i)* disclosed by request of shareholders;
(ii) registered by the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on September 13, 2002;
(iii) disclosed on WEB-site of the Agency for development of infrastructure of the Stock Market of Ukraine on September 18, 2002: www.smida.gov.ua
(vi) disclosed on WEB-site of the First Stock Trade System: www.istock.com.ua

6. Document: Minutes No. 7 of the general meeting of shareholders of the OSJC "NTZ" that was held on March 14, 2002 (Attachment 6).
Date: *(i)* disclosed by request of shareholders;
(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on September 13, 2002, as part of the Annual Report of the OJSC "NTZ" for 2001 (with changes).

7. Document: Balance Sheet of the OSJC "NTZ" as on 31.12.2001 (Attachment 7).
Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on July 19, 2002 as part of the Annual Report of the OJSC "NTZ" for 2001;

(iii) published on May 13, 2002 in the newspaper "Pridneprovsky metalwoker" No.17;

(iv) submitted to the shareholders on May 14, 2002 at the of the general meeting of shareholders of the OSJC "NTZ";

(v) submitted to the First Stock Trade System in paper form on October 1, 2002, as a part of Annual Report of the OSJC "NTZ" for 2001;

(vi) submitted the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on September 13, 2002, as a part of Annual Report of the OSJC "NTZ" for 2001 (with changes);

(vii) disclosed on WEB-site of the Agency for development of infrastructure of the Stock Market of Ukraine on September 18, 2002: www.smida.gov.ua

(viii) disclosed on WEB-site of the First Stock Trade System: www.istock.com.ua

8. Document: Minutes on financial results in 2001 (Attachment 8).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on July 19, 2002. as part of the Annual Report of the OSJC "NTZ" for 2001;

(iii) published on May 13, 2002 in the newspaper "Pridneprovsky metalwoker" No.17;

(iv) submitted to the shareholders on May 14, 2002 at the of the general meeting of shareholders of the OSJC "NTZ";

(v) submitted to the First Stock Trade System in paper form on October 1, 2002, as a part of Annual Report of the OSJC "NTZ" for 2001;

(vi) submitted the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on September 13, 2002, as part of the Annual Report of the OSJC "NTZ" for 2001 (with changes);

(vii) disclosed on WEB-site of the Agency for development of infrastructure of the Stock Market of Ukraine on September 18, 2002: www.smida.gov.ua

(viii) disclosed on WEB-site of the First Stock Trade System: www.istock.com.ua

9. Document: Special information on the Issuer - "Information on changes in the list of Officials of the Issuer" (Attachment 9).

Date: *(i)* submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on October 3, 2002, as notification about changes in the activity of the Open Joint-Stock Company (enterprise – Issuer of bonds);

(ii) published on October 4, 2002 in the newspaper "Bulletin. Tsinni Papery Ukrainy" Nos. 231-232;

(iii) Copy of the newspaper has been submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market on October, 11, 2002;

(iv) submitted to the First Stock Trade System in paper form on October 1, 2002;

(v) disclosed on WEB-site of the First Stock Trade System: www.istock.com.ua

10. Document: Information on the Registrar (Attachment 10).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on July 19, 2002 as part of the Annual Report of the OSJC "NTZ" for 2001;

(iii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on September 13, 2002 as part of the Annual Report of the OSJC "NTZ" for 2001 (with changes);

(iv) disclosed on WEB-site of the Agency for development of infrastructure of the Stock Market of Ukraine on September 18, 2002: www.smida.gov.ua

(v) submitted to the First Stock Trade System in paper form on October 1, 2002, as a part of Annual Report of the OSJC "NTZ" for 2001;

(vi) disclosed on WEB-site of the First Stock Trade System: www.istock.com.ua

11. Document: Financial Report of the OSJC "NTZ" for 2001 (Attachment 11).

Date: *(i)* disclosed by request of shareholders;

(ii) disclosed on WEB-site of Corporation "Interpipe": www.interpipe.ua

12. Document: Notification about the extraordinary general meeting of shareholders of the OSJC "NTZ" that was held on September 27, 2002 (Attachment 12).

Date: *(i)* disclosed for information of shareholders in compliance with Article 8 "Managing Bodies of the Company", paragraph 8.2 "General meetings of shareholders" subparagraph 8.2. of the Statute of the OSJC "NTZ";

(ii) published:
- On August 10, 2002 in the newspaper "Golos Ukraine" No. 145;
- On August 10, 2002 in the newspaper "Nashe Misto" No. 118;
- On August 12, 2002 in the newspaper "Pridneprovsky metalwoker" No. 28.

13. Document: Minutes No. 2 of the Extraordinary general meeting of shareholders of the OSJC "NTZ" that was held on September 27, 2002 (Attachment 13).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on April 24, 2003 as part of the Annual Report for 2002;

(iii) submitted to the First Stock Trade System in paper form on August 5, 2003, as part of the Annual Report of the OSJC "NTZ" for 2002.

14. Document: Annual Report of the OSJC "NTZ" for 2002 (Attachment 14).

Date: *(i)* disclosed by request of shareholders;

(ii) registered by the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on April 24, 2003;

(iii) submitted to the First Stock Trade System in the electronic form on July 4, 2003 and in paper form on August 5, 2003;

(iv) disclosed on WEB-site of the First Stock Trade System on July, 5, 2003: www.istock.com.ua

15. Document: Information about financial and economic activity of the OSJC "NTZ" in 2002 (Attachment 15).

Date: *(i)* published on May 28, 2003 in the newspaper "Delovaya Ukraine" No. 34;

(ii) copy of the newspaper has been submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on June 24, 2003;

(iii) submitted to the First Stock Trade System in the electronic form on July 4, 2003 and in paper form on August 5, 2003 as part of the Annual Report of the OSJC "NTZ" for 2002;

(iv) disclosed on WEB-site of the First Stock Trade System on July 5, 2003: www.istock.com.ua

16. Document: Balance Sheet of the OSJC "NTZ" as on 31.12.2002 (Attachment 16).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on April, 24, 2003, as part of the Annual Report of the OSJC "NTZ" for 2002;

(iii) published on June 18, 2003 in the newspaper "Pridneprovsky Metalwoker" No.25;

(iv) submitted to the shareholders of the OSJC "NTZ" on June 19, 2003 at the general meeting of shareholders of the OSJC "NTZ";

(v) submitted to the First Stock Trade System in the electronic form on July 4, 2003 and in paper form on August 5, 2003, as part of the Annual Report of the OSJC "NTZ" for 2002;

(vi) disclosed on WEB-site of the First Stock Trade System on July 5, 2003: www.istock.com.ua

17. Document: Report on financial results for 2002 (Attachment 17).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on April, 24, 2003, as part of the Annual Report of the OSJC "NTZ" for 2002;

(iii) published on June 18, 2003 in the newspaper "Pridneprovsky metalwoker" No.25;

(iv) submitted to the shareholders of the OSJC "NTZ" on June 19, 2003 at the general meeting of shareholders of the OSJC "NTZ";

(v) submitted to the First Stock Trade System in the electronic form on July 4, 2003 and in paper form on August 5, 2003, as part of the Annual Report of the OSJC "NTZ" for 2002;

(vi) disclosed on WEB-site of the First Stock Trade System on July 5, 2003: www.istock.com.ua

18. Document: Auditor's conclusion of independent auditing company "Insider - Center" concerning authenticity of the fiscal accounting of the OSJC "NTZ" for 2002 (Attachment 18).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on April 24, 2002, as part of the Annual Report of the OJSC "NTZ" for 2002;

(iii) submitted to the First Stock Trade System in paper form on August 5, 2002 as part of the Annual Report of the OJSC "NTZ" for 2002.

19. Document: Special information on the Issuer - "Information on changes in the list of Officials of the Issuer" (Attachment 19).

Date: *(i)* submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on June 23, 2003, as notification about changes in the activity of the Open Joint-Stock Company (enterprise – Issuer of bonds);

(ii) published on June 27, 2002 in the newspaper "Bulletin. Tsinni Papery Ukraine" Nos. 147-148;

(iii) Copy of the newspaper has been submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market on July 3, 2003;

(iv) submitted to the First Stock Trade System on June 24, 2003;

(v) disclosed on WEB-site of the First Stock Trade System on June 25: www.pfts.com.ua

20. Document: Information on the Registrar (Attachment 20).

Date: *(i)* disclosed by request of shareholders;

(ii) submitted to the Dnepropetrovsk Territorial Management of the State Committee on securities and Stock Market of Ukraine on April 24, 2003, as part of the Annual Report of the OSJC "NTZ" for 2002;

(iii) submitted to the First Stock Trade System in the electronic form on July 4, 2003 and in paper form on August 5, 2003, as part of the Annual Report of the OSJC "NTZ" for 2002;

(iv) disclosed on WEB-site of the First Stock Trade System on June 25: www.istock.com.ua

21. Document: Notification about the extraordinary general meeting of shareholders of the OSJC "NTZ" that was held on June 19, 2003 (Attachment 21).

Date: *(i)* disclosed for information of shareholders in compliance with Article 8 "Managing Bodies of the Company", paragraph 8.2 "General meetings of shareholders" subparagraph 8.2. of the Statute of the OSJC "NTZ";

(ii) published:

- On April 23, 2003 in the newspaper "Dnepr Vecherniy" No. 62
- On April 23, 2003 in the newspaper "Delovaya Ukraina" No. 28;
- On April 23, 2003 in the newspaper "Pridneprovsky Metalwoker" No. 18.

22. Document: Changes and supplements No. 8 to the Statute of the OSJC "NTZ" - new edition (Attachment 22).

Date: *(i)* July 30, 2003;

(ii) disclosed by request of shareholders.

23. Document: Minutes No. 8 of the general meeting of shareholders of the OSJC "NTZ" that was held on June 19, 2002 (Attachment 23).

Date: disclosed by request of shareholders.

24. Document: Notification on exchange of certificates of the old form to the forms of shares certificates of new form (Attachment 24).

Date: disclosed for the purpose of informing of the shareholders.

25. Document: Structure of the capital stock of the OSJC "NTZ" as on July 1, 2003 (Attachment 25).

Date: submitted to the First Stock Trade System in paper form on August 5, 2003.

26. Document: Information on the USA shareholders and latest allocation of securities (Attachment 26).

Date: disclosed by request of shareholders.

Attachment 2

File No.82-4814

PROTOCOL № 6

of the general meeting of shareholders of the Open Joint-Stock Company "Nizhnedneprovsky tube rolling plant"

Dnepropetrovsk March 29, 2001

The Chairman of the Board - General Director of the plant Kozlovsky Alfred Ivanovich welcomes the shareholders and their representatives having assembled in the hall.

The Chairman of the Board informs that the registration of all shareholders and their representatives who have arrived at the meeting is carried out by the company registrar - Joint-Stock Bank "Credit-Dnepr".

The floor for the Protocol announcement about registration results of the shareholders who have arrived at the meeting is given to the representative of the registrar Grebeniuk Inna Nickolaivna:

In accordance with the Statute of the Open Joint-Stock Company "Nizhnedneprovsky tube rolling plant" total number of votes is 21 554 000 votes.

Ninety four shareholders and their representatives representing 20 857 616 votes are registered for participation in the general meeting of the shareholders with the voting right that is 96.77 % of votes.

According to the Protocol quorum for holding the general meeting of the shareholders is available.

Information:

According to the item 38 of the Law of Ukraine "About economic companies" for participation in voting about an approval of results of a subscription to the additionally issued shares of the OJSC "NTRP" the persons who have subscribed to 31 649 980 shares are registered in addition.

Ninety four shareholders and their representatives representing inclusive of the subscription to the shares of the additional issue of 52 507 596 votes are registered in total for acceptance of the decision on the question of the agenda - "About an approval of results of the subscription to the shares of the additional issue and registration of the shares release in SCSSM".

The representative of the registrar has noted also that according to the item 41 of the Law of Ukraine "About economic companies" the control of the shareholders registration for participation in general meeting of the shareholders is carried out by the following persons:

- from the shareholders: "Foyil Ukraine Investments (Cyprus) Limited" and "Ukraine Value Opportunities Fund, Ltd" - Kaganov Vadim Felixovich;
- from the shareholder "ALLIED STEEL HOLDING B.V." – Banera Alexander Petrovich and Koval Lubov Anatolievna.

The Chairman of the Board informs the shareholders that **the Meeting is declared open**.

At the Chairman of the Board offer the membership of the accounting commission is put on the approval. The following persons are suggested in the membership of the accounting commission: Grodnensky M.A., Belaja N.N., Besbach V.J., Bochanovskaja J.V., Gavrilova E.A, Galichenko O.V.,-Grupp J.V., Gumeniuk T.I., Deriugin A.A., Dragan T.V., Kuzmina O.S., Kucherenko O.V., Molotkova A.O., Nedashkovskaja L.I., Pakhrudinova E.V., Pisanenko N.A., Proshin K.J., Rudchik S.M., Savitskaja T.V., Savoronova N.J., Spiridonova T.P., Staroverova L.G., Skliar G.V., Smirnova J.A., Tolmachova N.J., Torbin A.V., Tregubenko E.N., Urvacheva N.P., Chernookaja M.I.

The Chairman of the Board informs that till election of the accounting commission the calculation of votes participating in voting on questions, put for an acceptance on consideration of the general meeting of the shareholders is carried out by the registrar. It is offered to put on voting a question of the approval of the offered membership of the accounting commission, to vote the straight ticket. Other offers on the order of voting have not arrived. The registrar is offered to begin work on calunt of votes on the approval of the offered membership of the accounting commission.

The voting has been carried out.

For announcement of the voting results a floor is given to the representative of the registrar - Grebeniuk Inna Nickolaivna:

Have resolved:

To approve the offered membership of the accounting commission in the membership:

Grodnensky M.A., Belaja N.N., Besbach V.J., Bochanovskaja J.V., Gavrilova E.A, Galichenko O.V.,-Grupp J.V., Gumeniuk T.I., Deriugin A.A., Dragan T.V., Kuzmina O.S., Kucherenko O.V., Molotkova A.O., Nedashkovskaja L.I., Pakhrudinova E.V., Pisanenko N.A., Proshin K.J., Rudchik S.M., Savitskaja T.V., Savoronova N.J., Spiridonova T.P., Staroverova L.G., Skliar G.V., Smirnova J.A., Tolmachova N.J., Torbin A.V., Tregubenko E.N., Urvacheva N.P., Chernookaja M.I.

The shareholders and their representatives which have of 20 857 616 votes have taken part in voting on the given question.

Have voted:

"For" - 16 409 071 votes, that makes 78.67 %;

"Against" - 4 053 745 votes, that makes 19.44 %;

"Have abstained" - 394 800 votes, that makes 1.89 %;

"Have not taken part in voting" - none.

The decision has been adopted by the majority of votes.

At the offer of the representative of the shareholder - legal person ZVF "ITT -invest" the additional nominee to the accounting commission membership namely the representative of the shareholder "Foyil Ukraine Investments (Cyprus) Limited" Geza Oleg Valentinovich is put on the approval.

The Chairman of the Board has offered to put on voting the offered nominee.

The registrar is offered to begin work on caunt of votes on introduction of the offered additional nominee Geza Oleg Valentinovich in the membership of the accounting commission.

The voting has been carried out.

For announcement of the voting results a floor is given to the representative of the registrar - Grebeniuk Inna Nickolaivna:

The shareholders and their representatives which have of 20 857 616 votes took part in voting on the given question.

Have voted:

"For" - 4 688 976 votes, that makes 22.48 %;

"Against" - 14 424 053 votes, that makes 69.15 %;

"Have abstained" – 1 744 587 votes, that makes 8.36 %;

"Have not taken part in voting" - none.

The decision on inclusion Geza Oleg Valentinovich in the accounting commission membership has not been adopted by the majority of votes.

Have resolved:

Geza Oleg Valentinovich has not been elected into the accounting commission membership of general meeting of the shareholders of the OJSC "NTRP".

The floor is given to the member of the accounting commission Grodnensky M.A. for announcement of the Protocol № 1 of the accounting commission session of the general meeting of the shareholders of the OJSC "NTRP" on March 29, 2001.

Grodnensky M.A.: According to the Protocol № 1 of the accounting commission session of the general meeting of the shareholders of the OJSC "NTRP" on March 29, 2001

Have resolved:

Elect Grodnensky Mickhail Alexeevich as the chairman of the accounting commission.

Elect Nedashkovskaja Ludmila Ivanovna as the secretary of the accounting commission.

The Chairman of the Board proposes the elected accounting commission to begin work on caunt of votes at voting the subsequent questions which are put on consideration of general meeting of the shareholders.

The Chairman of the Board proposes to elect Delergiev Victor Vladimirovich as the chairman of general meeting of the shareholders. Other propositions has not followed. The question is put on voting. The accounting commission is proposed to carry out caunt of votes.

Have resolved:

To elect Delergiev Victor Vladimirovich as the chairman of the meeting.

The results of voting were announced by the accounting commission chairman Grodnensky M.A.

According to the protocol № 2 of the accounting commission session the shareholders and their representatives which have of 20 857 616 votes took part in voting on the given question.

Have voted:

"For" - 20 854 836 votes, that makes 99.99 %;

"Against" - none;

"Have abstained" – 2 780 votes, that makes 0.01 %;

"Have not taken part in voting" - none.

The decision has been adopted by the majority of votes.

Delergiev V.V. has begun performance of duties of the meeting chairman.

At the proposition of the meeting chairman Delergiev V.V. the question on electing of the meeting secretary and the secretariat is put on voting. The meeting chairman Delergiev V.V. suggests to elect Tertichko V.D. as the meeting secretary and the secretariat in the membership offered by organizing committee: Karpenko M.V., Homenko L.B., Miroshnichenko I.E., Sonichkin V.V. Other offers on nominees of the meeting secretary and secretariat has not arrived. The question is put on voting. The accounting commission is suggested to carry out caunt of votes.

Have resolved:

Elect Tertichko V.D. as the meeting secretary and secretariat in the offered membership: Karpenko M.V., Homenko L.B., Miroshnichenko I.E., Sonichkin V.V.

The results of voting were announced by the accounting commission chairman Grodnensky M.A.

According to the protocol № 3 of the accounting commission session the shareholders and their representatives which have of 20 857 616 votes took part in voting on the given question.

Have voted:

"For" - 20 854 836 votes, that makes 99.99 %;

"Against" - none;

"Have abstained" - 2 780 votes, that makes 0.01 %;

"Have not taken part in voting" - none.

The decision has been adopted by the majority of votes.

The meeting chairman Delergiev V.V. suggested the elected meeting secretary and secretariat to occupy the specially allocated places and to begin performance of their duties.

The Protocol of the control of registration of the shareholders for participation in general meeting of the shareholders on March 29, 2001 from the representatives of the shareholder "ALLIED STEEL HOLDING B.V." Banera A.P. and Koval L.A., carrying out the control of registration of the shareholders for participation in general meeting of the shareholders is transferred to the secretariat for adduction to the materials of general meeting of the shareholders of the OJSC "NTRP".

The meeting chairman offers to elect the working presidium in the following membership:

- Mlinarich Lilija Victirivna - secretary of the Supervisory Council;
- Kozlovsky Alfred Ivanovich -. The Chairman of the Board;
- Chumachenko Valentin Alexandrovich - Chairman of the plant trade union committee;
- Jarlick Anatoly Borisovich - Director of the personnel and social development.

Other offers have not arrived. The question on election of working presidium is put on voting. The accounting commission carries out caunt of votes.

Have resolved:

Elect presidium of the meeting in the offered membership:
- Mlinarich Lilija Victirivna - secretary of the Supervisory Council;
- Kozlovsky Alfred Ivanovich -. The Chairman of the Board;
- Chumachenko Valentin Alexandrovich - Chairman of the plant trade union committee;
- Jarlick Anatoly Borisovich - Director of the personnel and social development.

The results of voting were announced by the accounting commission chairman Grodnensky M.A.

According to the protocol № 4 of the accounting commission session the shareholders and their representatives which have of 20 857 616 votes took part in voting on the given question.

Have voted:

"For" - 20 460 036 votes, that makes 98.09 %;
"Against" - none;
"Have abstained " - 65 votes, that makes 0.0003 %;
"Have not taken part in voting" - 397 515 votes, that makes 1.9 %.
The decision has been adopted by the majority of votes.

At the offer of the meeting chairman the membership of the drafting commission suggested by organizing committee in the membership of the representative of the shareholder of Corporation "SPIG "Interpipe" Jurchenko I.P., shareholder Skosareva L.P., shareholder Bondarenko L.G.is put on the approval.

Other offers on nominees for the drafting commission has not arrived. The question is put on voting. The accounting commission is offered to carry out caunt of votes.

Have resolved:

Elect the drafting commission in the membership:
Jurchenko I.P., Skosareva L.P., Bondarenko L.G.

The results of voting were announced by the accounting commission chairman Grodnensky M.A.

According to the protocol № 5 of the accounting commission session the shareholders and their representatives which have of 20 857 616 votes took part in voting on the given question.

Have voted:

"For" - 20 854 836 votes, that makes 99.99 %;
"Against" - none;
"Have abstained" - 65 votes, that makes 0.0003 %;
"Have not taken part in voting" - 2 715 votes, that makes 0.01 %.
The decision has been adopted by the majority of votes.

The meeting chairman offers the following order of consideration of questions of the agenda and time-limits:

1. Report of the Board, approval of the results of financial-economic activity of the Company in 2000 and planned parameters of the Company activity in 2001 (speaker: the Chairman of the Board - General Director Kozlovsku Alfred Ivanovich) – up to 30 minutes.

2. Report and conclusions of the Auditing Commission on results of the carried out checks of the financial-economic activity in 2000 (speaker: the chairman of the Auditing Commission Melikidse Aleksei Alexandrovich – up to 10 minutes.

Taking part in the debate – up to 3 minutes.

3. Recall and election of the members of the Auditing Commission of the Company (speaker: Director of production Deriugin Alexandr Alexandrovich) – up to 5 minutes.

4. About approval of results of the subscription to the shares of the additional issue and registration of shares issue in SCSSM (speaker: Director of the finance and economy Trojan Olga Sergejevna) – up to 10 minutes.

5. Approval of the Company Registrar (speaker: Director of the personnel and social development Jarlik Anatoly Borisovich) – up to 5 minutes.

6. Modification in the Company Statute (speaker: Parusnikova Victoria Borisovna) – up to 10 minutes;

7. About recall and election of some members of the Supervisory Council of the Company (speaker: Secretary of the Supervisory Council Mlinarich Lilija Victorovna) – up to 5 minutes.

8. About distribution of the Company profit in 2000 and payment of the dividends (speaker: Director of the finance and economy Trojan Olga Sergejevna) – up to 5 minutes.

It is offered to consider of the two first question of the agenda as one.

For the purpose of economy of time it is offered to submit questions to the speakers and suggestions to the secretariat in writing.

Other offers on the order, sequence of consideration of questions of the agenda and time limit of the meeting holding has not arrived. The offers of the meeting chairman on the order, sequence of consideration of questions of the agenda and time limit of the meeting holding are put on voting. The accounting commission is offered to carry out caunt of votes.

Have resolved:

Approve the offered order, sequence of consideration of questions of the agenda and time limit of the meeting holding.

The results of voting were announced by the accounting commission chairman Grodnensky M.A.

According to the protocol № 6 of the accounting commission session the shareholders and their representatives which have of 20 857 616 votes took part in voting on the given question.

Have voted:

"For" - 17 508 538 votes, that makes 83.94 %;

"Against" - none;

"Have abstained" - 3 349 078 votes, that makes 16.06 %;

"Have not taken part in voting" - none.

The decision has been adopted by the majority of votes.

The adoption of the decisions on points of order is completed, they turned to consideration of questions of the meeting agenda.

I. On first two questions of the agenda:

LISTENED:

The report of the Chairman of the Board - General Director Kozlovsky A.I. about the report of the Board, approval of results of the financial-economic activity of the Company in 2000 and planned parameters of activity of the Company in 2001.

(The report is appended).

The report of the auditing commission chairman Melikidse A.A. about the report and conclusions of the Auditing Commission on the results of the carried out checks of the financial-economic activity in 2000.

(The report is appended).

The offers on cases of the agenda items have not arrived to the secretariat. The meeting chairman has offered the draft of the decision on the heard questions. Other offers has not arrived. The draft of the decision is put on voting. The accounting commission is offered to carry out caunt of votes.

HAVE RESOLVED:

Having heard and having discussed the Report of the Chairman of the Board Kozlovsky A.I. about the financial-economic activity of the Company in 2000 and conclusions on the annual report and balance of the Auditing Commission chairman Melikidse A.A., the meeting has made the following decisions:

1. Adopt annual results of the financial-economic activity of the joint-stock company in 2000.

2. Adopt the conclusion of the Auditing Commission on the annual report and balance in 2000.

3. The basic task for 2001 is to encash of consumable goods for minimum of 1 434,1 mil.grn., for what to make 603,4 thous. ton of steel pipes, 113,8 thous. ton of solid rolled wheels, rings and wheel bands.

4. Adopt the estimates of expenses for 2001:

- for material incentive on the sum	3 209 thous.grn.;
- for social development on the sum	13 602 thous.grn.;
- including for the management of objects	
- of welfare purpose for the sum	8 507 thous.grn.;

5. Receive from all kinds of activity in 2001 the net income no less than 75 536 thous.grn.

6. Net income which will be in the Company disposal in 2001 to distribute as follows:
- to form the reserve fund in the sum 3777 thous.grn.;
- to form the fund of settlement with the participants (dividends) for the sum 7 554 thous.grn.;
- to reinvest in the own capital for the purposes of the production development 64 205 thous.grn.;

The results of voting were announced by the accounting commission chairman Grodnensky M.A.

According to the protocol № 7 of the accounting commission session the shareholders and their representatives which have of 20 857 616 votes took part in voting on the given question.

HAVE VOTED:

"For" - 18 474 418 votes, that makes 88.57 %;
"Against" - none;
"Have abstained" - 2 358 296 votes, that makes 11.31 %;
"Have not taken part in voting" - 24 902 votes, that makes 0.12 %.
The decision has been adopted by the majority of votes.

II. On the third question of the agenda:

LISTENED:

The report of the Director of production Deriugin A.A. on recall and election of the members of the Auditing Commission of the Company.

(The report is appended).

The speaker offers the draft of the decision on the given question *(is appended)*.

Other offers on cases of the agenda item and offered draft of the decision have not arrived to the secretariat. The offered draft of the decision is put on voting with a clause to vote by the list for recalled members of the Auditing Commission and separately by list for election of offered nominees in the members of the Auditing Commission. Other offers has not arrived. The accounting commission is offered to carry out caunt of votes.

HAVE RESOLVED:

1. Recall the following members of the Auditing Commission:

The shareholder Melikidse Aleksei Alexanrovich - Chairman of the Auditing Commission;
The shareholder Ivaschenko Nickolai Petrovich - member of the Auditing Commission;
The shareholder Usacev Vladimir Porfirievich - member of the Auditing Commission;
The shareholder Gorun Tamara Efimovna - member of the Auditing Commission;
The shareholder Corporation "Scientific-industrial investment group "Interpipe" on behalf of its representative – Shechovcova Ekaterina Michailovna;
The shareholder Private small introducing enterprise firm "Interpipe" on behalf of its representative Burov Sergei Nickolaevich.

The results of voting were announced by the accounting commission chairman Grodnensky M.A.

According to the protocol № 8 of the accounting commission session the shareholders and their representatives which have of 20 857 616 votes took part in voting on the given question.

HAVE VOTED:

"For" - 18 499 307 votes, that makes 88.69 %;
"Against" - 283 174 votes, that makes 1.36 %;
"Have abstained" - 2 075 122 votes, that makes 9.95 %;
"Have not taken part in voting" - 13 votes
The decision has been adopted by the majority of votes.

HAVE RESOLVED:

2. Elect the following members of the Auditing Commission:

The shareholder Melikidse Aleksei Alexanrovich - Chairman of the Auditing Commission;
The shareholder Ivaschenko Nickolai Petrovich - member of the Auditing Commission;
The shareholder Usacev Vladimir Porfirievich - member of the Auditing Commission;
The shareholder Gorun Tamara Efimovna - member of the Auditing Commission;
The shareholder Corporation "Scientific-industrial investment group "Interpipe" on behalf of its representative – Shechovcova Ekaterina Michailovna;

The shareholder Ukrainian-Cyprian company with limited liability with the foreign investments firm "Bipe Co., Ltd" on behalf of its representative Rjabov Konstantin Victorovich;

The shareholder Private small introducing enterprise firm "Interpipe" on behalf of its representative Burov Sergei Nickolaevich.

The results of voting were announced by the accounting commission chairman Grodnensky M.A.

According to the protocol № 8 of the accounting commission session the shareholders and their representatives which have of 20 857 616 votes took part in voting on the given question.

HAVE VOTED:

"For" - 20 195 506 votes, that makes 96.83 %;
"Against" - 285 889 votes, that makes 1.37 %;
"Have abstained" - 376 208 votes, that makes 1.8 %;
"Have not taken part in voting" - 13 votes
The decision has been adopted by the majority of votes.

III. On the fourth question of the agenda:

LISTENED:

The report of the Director of the finance and economy Trojan Olga Sergejevna about approval of results of the subscription to the shares of the additional issue and registration of shares issue in SCSSM.

(The report is appended).

The speaker has offered the draft of the decision on the heard question of the agenda.

The applications for granting a floor have arrived in the secretariat at discussion of the given question of the agenda from the representative of "Foyil Ukraine Investments (Cyprus) Limited" Mrs. Butenko O.A.., representative of Corporation "SPIG "Interpipe" Mr. Sinjagovsky O.P. The representatives of the shareholders is given the floor.

Butenko O.A

The representative of the shareholder "Foyil Ukraine Investments (Cyprus) Limited" Mrs. Butenko Olga Alexandrovna in her statement has referred on the having place, in her opinion, infringements of the legislation by the Organizational Committee on the subscription to the shares at carrying out of the subscription to the shares of the additional (second) issue of the shares and has called the shareholders not to vote for the offered draft of the decision.

(The written application is appended).

Sinjagovsky O.P.

The representative of the shareholder Corporation "SPIG "Interpipe" Mr. Sinjagovsky Oleg Petrovich in his statement has noted, that the company "Foyil Ukraine Investments (Cyprus) Limited" works within the used in world practice framework schema of corporate blackmail and in the correspondence with the shareholders consciously deforms the facts with the purpose to provoke the conflict between the shareholders, to discredit one shareholders before others. Within the framework of the same schema it accuses Organizational Committee which is carrying out a subscription to the Company shares of additional issue in infringements of the legislation at realization of the subscription at the second stage. Thus Sinjagovsky O.P has attracted attention that the procedure of the subscription was carried out according to the decisions accepted on the general meeting of the shareholders on 26.12.2000. At the same meeting anybody from the shareholders, including the Company "Foyil Ukraine Investments (Cyprus) Limited", did not offer other conditions of the subscription and did not speak with objections against offered ones.

(Text of speech is appended).

On results of discussion other drafts of the decisions or the changes in the draft of the decisions announced by the speaker, on the given question of the agenda have not arrived. The draft of the decision offered by the speaker is put on voting. The accounting commission is offered to carry out caunt of votes.

HAVE RESOLVED:

1.Confirm, that the subscription to the shares is carried out according to conditions of issue of the shares adopted by the extraordinary general meeting of the shareholders on 26.12.2000 and is ahead-of-schedule stopped on March 20, 2001 owing to that during a subscription the planned volume of issue at a rate of 32 331 000 (thirty two millions three hundred thirty one thousand) shares has been achieved.

2.Adopt results of the subscription to the shares of the second issue of the OJSC "Nizhnedneprovsky tube rolling plant", which are reflected in the report on results of the subscription to the shares, at a rate, declared in the information on issue of the shares, that makes 32 331 000 (thirty two million three hundred thirty

one thousand) of simple registered stocks of nominal value 0,25 grn. everyone, of general nominal value 8 082 750 (eight million eighty two thousand seven hundred fifty) grn., of general market value 45 263 400 (forty five million two hundred sixty three thousand four hundred) grn. In this connection the authorised capital of the OJSC "Nizhnedneprovsky tube rolling plant" has been increased on 8 082 750 grn., that corresponds to 32 331 000 simple registered stocks, of nominal value 0.25 grn. everyone.

3.Charge the Board of the OJSC "Nizhnedneprovsky tube rolling plant" to carry out measures on registration of release of the shares of the OJSC "Nizhnedneprovsky tube rolling plant" of the second issue and to represent interests of the OJSC "Nizhnedneprovsky tube rolling plant" in the State Commission on Securities and Securities Market.

The results of voting were announced by the accounting commission chairman Grodnensky M.A.

According to the protocol № 9 of the accounting commission session the shareholders and their representatives which have of 20 857 616 votes took part in voting on the given question and also the persons took part which have subscribed to 31 649 980 shares of the additional release, that makes 31 649 980 votes. In sum the persons took part in voting on the given question which have 52 507 596 votes.

HAVE VOTED:

"For" - 43 817 619 votes, that makes 83.45 %;
"Against" - 7 835 249 votes, that makes 14.92 %;
"Have abstained" - 854 702 votes, that makes 1.63 %;
"Have not taken part in voting" - 26 votes

The decision has been adopted by the majority of votes of the shareholders and their representatives, and also persons, who subscribed to the shares of the additional release.

IV. On the fifth question of the agenda:

LISTENED:

The report of the Director of the personnel and social development Jarlik Anatoly Borisovich about approval of the Company Registrar.

(Report is appended)

The speaker has offered the draft of the decision on the given question.

The other offers on the given question of the agenda and on the offered draft of the decision did not arrived in the secretariat.

The offered draft of the decision is put on voting. The accounting commission is offered to carry out caunt of votes.

HAVE RESOLVED:

1.Adopt the Company "Alpha Invest Ltd." as the Registrar of the Company's shareholders.

2.Charge the Registrar AB "Credit - Dnieper" to transfer the register of the shareholders of the OJSC "Nizhnedneprovsk tube rolling plant" to the Registrar Company "Alpha Invest Ltd.".

3.State the date of closing of the register of the shareholders of the OJSC "Nizhnedneprovsk tube rolling plant" in connection with its transfer - March 30, 2001.

4.Assign to the Board of the OJSC "Nizhnedneprovsk tube rolling plant" powers on the conclusion of the contract on holding the register of the shareholders of the Company with the Company "Alpha Invest Ltd.".

The results of voting were announced by the accounting commission chairman Grodnensky M.A.

According to the protocol № 10 of the accounting commission session the shareholders and their representatives which have of 20 857 616 votes took part in voting on the given question.

HAVE VOTED:

"For" - 18 381 413 votes, that makes 88.13 %;
"Against" - 285 889 votes, that makes 1.37 %;
"Have abstained" - 2 190 301 votes, that makes 10.5 %;
"Have not taken part in voting" - 13 votes.

The decision has been adopted by the majority of votes.

V. On the sixth question of the agenda:

LISTENED:

The report of Parusnikova V.B. on modification in the Company Statute.

(The report is appended).

The speaker has offered the draft of the decisions on the given question:

1.Put in the Statute of the Open Joint-Stock Company "Nizhnedneprovsky tube rolling plant" the following alteration and adopt them:

1)Item 5.1. of the Statute to state in the following edition:

"The Authorised Capital of the Company makes 13 471 250 (thirteen million four hundred seventy one thousand and two hundred fifty) griven."

2)Item 5.2. of the Statute to state in the following edition:

"The Authorised Capital is divided in 53 885 000 (fifty three million eight hundred eighty five thousand) of simple registered stocks of nominal value 0.25 griven everyone."

3)Item 7.1. of the Statute to state in the following edition:

"The Profit of the Company is formed of receipts from economic activity after a covering of material and equipollent to them expenses and expenses for payment of labour. Also the taxes and other payments stipulated by the Ukrainian legislation are paid to the budget. The net profit received after mentioned payments remains at the complete disposal of the Company."

4)Item 7.3. of the Statute to state in the following edition:

"The Company has the right to create reserve funds on the decision of the general meeting of shareholders, the funds stipulated by the legislation are created in the mandatory order in quantities, stipulated by the legislation.

The purpose and quantities of reserve funds, in case of their creation, are annually adopted by the general meeting of the shareholders.

The order of formation and use of reserve funds is determined by the Supervisory Council.

Expenses of resources from reserve funds are carried out by the Board as agreed with the Supervisory Council. "

5)Item 7.3.1. of the Statute to exclude.

6)Item 7.3.2. to consider as item 7.4. and to state it in the following edition:

"The dividends on the shares are paid to the shareholders on the results of the calendar year once a year proportionally to quantity of the shares, which belong them, within the limits of authorized by the general meeting of shareholders quantity of fund."

7)Item 7.4. of the Statute to exclude.

8)Subitem в) of item 8.2.2. to state in the following edition:

"election and recall of the members of the Council of the Joint-Stock Company (Supervisory Council), election and recall of the candidates in the members of the Supervisory Council".

9)The subitem d) of item 8.2.2. to state in the following edition:

"election and recall of the members of the Auditing Commission, candidates in the members of the Auditing Commission."

10)Item 8.3.3. of the Statute to state in the following edition:

"The Supervisory Council from its membership elects the chairman and deputy chairman with term of powers, which corresponds to the term of their powers in the Supervisory Council."

11)Item 8.3.4. of the Statute to state in the following edition:

"The Members of the Supervisory Council and its candidates can not be the members of the Board, members of the Auditing Commission and candidates in members of the Auditing Commission."

12)Item 8.3.5. of the Statute to state in the following edition:

"The Members of the Supervisory Council are the officials of the Company."

13)Item 8.3.6. of the Statute to state in the following edition:

"Into the competence of the Supervisory Council ownes:

- realization of the control after activity of the Board;

- listening of the reports of the Board and officials of the Company management bodies;

- approval of order of use of reserve funds created by the Company, giving the consent on use of means of reserve funds by the Board on their purpose;

- approval the local normative acts (rules), except for the personnel arrangements and duty regulations of the workers, which are approved by the Board;

- coordination of the Board decisions concerning definition of conditions of payment of work of the managers of branches, divisions, representations, and also persons authorized to supervise shares in other companies (enterprises, associations);

- joint with the Board approval of organization structure of the Company;

- acceptance of the decisions about purchase and alienation of the shares and bonds with the exception of cases of redemption by the Company of the own shares;

- in intervals between general meetings of the shareholders, dismissal from performance of duties of the Chairman of the Board and members of the Board at their initiative and in case of impossibility of further performance of their duties, and also assignment of the new Chairman of the Board and members of the Board for the period till the following general meeting of the shareholders;

- acceptance of the decision about participation in associations of the enterprises, except for the cases concerning the competence of the general meeting of the shareholders;

- acceptance of the decision about realization by the Company capital spending t and investments;

- definition of conditions of payment of work of the Chairman and members of the Board of the Company, conclusion contract with the Chairman of the Board - General Director;

- acceptance of the decision about granting in a pledge of the Company's property;

- acceptance of the decision about granting of guarantees and pledgeries;

- organization of realization of extraordinary examinations and auditorial checks of the financial-economic activity of the Company;

- coordination of the decisions of the Board concerning assignment of the persons authorized on behalf of the Company to carry out management of branches, divisions, representations and shares in other companies (enterprises, associations), acceptance decisions on behalf of the proprietor in a part of a management of the corporate rights concerning branches, economic societies and associations, except for questions of creation, reorganization and liquidation of branches;

- acceptance of the decisions about necessity of convocation of the extraordinary general meetings of the shareholders;

- formation of the agenda of the extraordinary meeting of the shareholders, which is convoked under the written requirement of the Supervisory Council;

- coordination of measures of the Board concerning preparation and realization of the general meeting of the shareholders;

- consideration of the reports, balances of the Company for the appropriate accounting period submitted by the Board, reports of the Auditing Commission on results of the year and other checks of the Company;

- control for fulfillment of the decisions of the general meeting of the shareholders;

- acceptance of the decisions about transfer a property of the Company to rent;

- acceptance of the decisions about reception by the Company of the long-term credits;

- coordination of the decisions of the Board, concerning granting the short-term liabilities in altogether for the sum, which exceeds 5 percents of the quantities of actives of the Company at the deduction of accounts payable determined for the last accounting date;

- acceptance of the decisions about participation of the Company in joint activity;

- acceptance together with the Board of the decisions about granting powers to act without the power of attorney on the behalf of the Company for the separate members of the Board;

- coordination of the decisions concerning assignment and dismissal of the Deputy General Directors of the Company, chiefs of structural divisions, which are directly subordinated to the Board, the Deputy General Directors;

- in the period between general meetings of the shareholders election of the candidates in the members of the Supervisory Council as the members of the Supervisory Council;

- in the period between general meetings of the shareholders election of the candidates in the members of the Auditing Commission as the members of the Auditing Commission;

- approval of conditions of the contract conducting for holding the register of the owners of registered securities".

14)Item 8.3.7. to state in the following edition:

"Sessions of the Supervisory Council are carried out in the case of their necessity. The sessions of the Supervisory Council are competent, if more than a half of the elected full members of the Supervisory Council are present at them.

The decisions of the Supervisory Council are adopted by the simple majority of votes of the members of the Supervisory Council being present at session of the Supervisory Council. Every member of the Supervisory Council has one vote. In case of equality of votes the Chairman of the Supervisory Council has the right of a decisive vote. The candidates in members of the Supervisory Council have the right of participation at the sessions of the Supervisory Council with the right of a consultative vote.

The decisions of the Supervisory Council can be adopted by the written interrogations. In this case decision is deemed adopted, if for its adoption the simple majority of the members of the Supervisory Council has expressed.

At impossibility of presence at the session of the Supervisory Council the member of the Supervisory Council has the right to assign the powers for participation in session of the Supervisory Council to other member of the Supervisory Council."

15)To add the item 8.3.8. in the Statute with of the following contents:

"The member of the Supervisory Council during action of powers has the right to submit the application for the ahead-of-schedule termination of his(her) powers. In the event that the member of the Supervisory Council has submitted the application to the Supervisory Council concerning the ahead-of-schedule termination of the powers, he is considered coming out of action of the membership of the Supervisory Council from the date of the submission application. In case of death of the member of the Supervisory Council he is considered leaving the membership of Council in connection with death.

The Supervisory Council at the session makes a decision on election of the candidates in the members of the Supervisory Council as the members of the Supervisory Council instead of those who left for the term till the next general meeting of the shareholders, on which the question concerning of election of the member of the Supervisory Council is put."

16)Item 8.4.1. of the Statute to state in the following edition:

"The Executive Body of the Company, which carries out a management of its current activity, is the Board. The membership of the Board is: the Chairman of Board - General Director and 10 members of the Board, one of which is the Deputy Chairman of the Board.

The Chairman of the Board and the members of the Board are elected and recalled by the general meeting of the shareholders. The election is made for the term till the next regular general meeting of the shareholders. If the next regular general meeting of the shareholders does not consider a question of recall of the mentioned persons, or the decision on their recall is not accepted, term of their powers is considered continued up to the next regular general meeting of the shareholders. Total term of stay on the posts of the Chairman of the Board and its members is not limited. In breaks between general meetings of the shareholders the Chairman of the Board and the members of the Board at their initiative can be ahead-of-schedule dismissed from performance of their duties by the Supervisory Council. In this case Supervisory Council appoints to the post of the Chairman of the Board and members of the Board other person with a term of powers till the next general meeting of the shareholders, on which a question concerning election of nominated by the Supervisory Council or new member of the Board, Chairman of the Board is put on the agenda."

17)Item 8.4.5. of the Statute to state in the following edition:

"The Supervisory Council concludes the contract with the Chairman of the Board elected by the general meeting of the shareholders on term till the next regular general meeting of the shareholders. On behalf of the Supervisory Council the contract is sighed by the Chairman of the Supervisory Council."

18)Item 8.4.1 of the Statute to exclude.

19)The first paragraph of item 8.5.3. of the Statute to state in the following edition:

"The Auditing Commission is elected from the shareholders of the Company in the membership of 7 members of the Commission and 2 candidates in the members of the Auditing Commission, which are elected by the general meeting of the shareholders for the period of 3 years. The members of the Auditing Commission from their membership elect the Chairman of the Auditing Commission. The members of the Auditing Commission and the candidates in the members of the Auditing Commission can be ahead-of-schedule recalled at the decision of the general meeting of the shareholders."

20)To add the Statute with item 8.5.7. of the following edition, in this connection item 8.5.7. to consider as item 8.5.8.:

"The Auditing Commission on questions, which are in its competence, adopts the decisions at sessions of the Auditing Commission. The sessions of the Auditing Commission are competent, if there are more than half of the elected members with account of the Chairman of the Commission at them.

The decisions of the Auditing Commission are adopted by the simple majority of votes of the members of the Auditing Commission being present at the session,. Every member of the Auditing Commission has one vote. In case of equality of votes the Chairman of the Auditing Commission has the right of the casting vote."

21)Item 8.5.8. of the Statute to add with the paragraph in the following edition:

"Instead of the members of the Auditing Commission, who came out of action in breaks between general meetings of the shareholders, the Supervisory Council makes a decision on election of the candidates in the members of the Auditing Commission as the members of the Auditing Commission for the term till the next general meeting of the shareholders, on which the question concerning election of the member of the Auditing Commission is put."

22)The name of clause 9 of the Statute to state in the following edition:

"The accounting and reporting of the Company."

23)The first paragraph of item 11.3. to state in the following edition:

"The Payment of workers labour is made at the expense of means of the Company. The Company has the right to use a tariffless system of a labour payment and independently carries out its regulation and determines use."

2.Charge the Board of the Company to register the adopted alterations in the Statute of OJSC "Nizhnedneprovsky tube rolling plant" according to the current legislation of Ukraine and to represent the Company in recording bodies, and the chairman of meeting - to sign alterations in the Statute.

3.The Supervisory Council according to its competence to put respective alterations to the local normative acts of the Company.

4.Establish, that till putting by the Supervisory Council of respective alterations in the local normative acts (rules), they work in a part which is not contradicting to the Statute of the Company.

Other offers on the given question of the agenda and on the offered draft of the decisions have not arrived to the secretariat.

The offered draft of the decisions is put on voting. The accounting commission is offered to carry out caunt of votes.

The floor for announcement of results of voting is given to the chairman of the accounting commission Grodnensky M.A.:

By results of voting according to the protocol № 11 of the accounting commission session

HAVE RESOLVED:

1.Adopt the offered decisions on alteration in the Statute of the Company.

The shareholders and their representatives which have of 20 857 616 votes according to the register of the shareholders took part in voting on the given question.

HAVE VOTED:

"For" - 16 563 598 votes, that makes 79.41 %;
"Against" - 3 702 553 votes, that makes 17.75 %;
"Have abstained" - 591 452голосов, that makes 2.84 %;
"Have not taken part in voting" - 13 votes
The decision is accepted by the qualified majority of votes.

VI. On the seventh question of the agenda:

LISTENED:

The report of the secretary of the Supervisory Council Mlinarich L.V. about recall and election of some members of the Supervisory Council.

(Report is appended).

The speaker has offered the drafts of the decisions on the given question. She offered to vote for a recall of the members of the Supervisory Council by the list, for election of nominees in the members of the Supervisory Council - on each nominee separately.

Other offers on the given question of the agenda, on the offered drafts of the decisions and on the order of voting of these drafts of the decisions did not arrived to the secretariat.

The offered drafts of the decisions are put on voting.

The accounting commission is offered to carry out caunt of votes.

HAVE RESOLVED:

1. Recall from the Supervisory Council its separate members, namely:

- Shareholder Private small introducing enterprise firm "Interpipe" on behalf of its representative Kirichko Alexander Ivanovich;
- Shareholder Ukrainian-Cyprian company with limited liability with the foreign investments firm "Bipe Co. Ltd." on behalf of its representative Mlinarich Lilija Victorovna;
- Shareholder Company "WOOD and COMPANY" on behalf of its representative Korol Nickolay Eduardovich;
- Shareholder Deliergiev Victor Vladimirovich.

The voting on the recall of the members of the Supervisory Council was carried out by the list.

The results of voting were announced by the chairman of the accounting commission Grodnensky M.A.:

According to the protocol № 12 of the accounting commission session the shareholders and their representatives which have of 20 857 616 votes took part in voting on the given question.

HAVE VOTED:
"For" - 20 198 156 votes, that makes 96.84 %;
"Against" - none;
"Have abstained" - 659 447 votes, that makes 3.16 %;
"Have not taken part in voting" - 13 votes.
The decision is accepted by the majority of votes.

HAVE RESOLVED:
2. Elect in the supervisory Council of the Company:
- Shareholder the Company "Bridmar Investments Ltd." on behalf of its representative Vraneshich Alexander Alexanderovich;
- Shareholder Closed joint-stock company "AB&Co" on behalf of its representative Parusnikova Victoria Borisovna;
- Shareholder Private small introducing enterprise firm "Interpipe" on behalf of its representative Kirichko Alexander Ivanovich;
- Shareholder Deliergiev Victor Vladimirovich.

The voting on election of the members of the Ssupervisory Council was carried out on each nominee separately.

The results of voting were announced by the chairman of the accounting commission Grodnensky M.A.:

According to the protocol № 13 of the accounting commission session results of voting on election of the members of the Supervisory Council on each nominee separately are the following:

Voting on election of the shareholder the Company "Bridmar Investments Ltd." on behalf of its representative Vraneshich Alexander Alexanderovich.

The shareholders and their representatives which have of 20 857 616 votes took part in voting on the given question.

HAVE VOTED:
"For" - 18 496 592 votes, that makes 88.68 %;
"Against" - 2 715 votes, that makes 0.01 %;
"Have abstained" - 2 358 296 votes, that makes 11.31 %;
"Have not taken part in voting" - 13 votes.
The decision is accepted by the majority of votes..

Voting on election of the shareholder Closed joint-stock company "AB&Co" on behalf of its representative Parusnikova Victoria Borisovna.

The shareholders and their representatives which have of 20 857 616 votes took part in voting on the given question.

HAVE VOTED:
"For" - 18 496 592 votes, that makes 88.68 %;
"Against" - 2 715 votes, that makes 0.01 %;
"Have abstained" - 2 358 296 votes, that makes 11.31 %;
"Have not taken part in voting" - 13 votes.
The decision is accepted by the majority of votes..

Voting on election of the shareholder Private small introducing enterprise firm "Interpipe" on behalf of its representative Kirichko Alexander Ivanovich.

The shareholders and their representatives which have of 20 857 616 votes took part in voting on the given question.

HAVE VOTED:
"For" - 18 496 592 votes, that makes 88.68 %;
"Against" - 2 715 votes, that makes 0.01 %;

"Have abstained" - 2 358 296 votes, that makes 11.31 %;
"Have not taken part in voting" - 13 votes.
The decision is accepted by the majority of votes..

Voting on election of the shareholder Deliergiev Victor Vladimirovich.

The shareholders and their representatives which have of 20 857 616 votes took part in voting on the given question.

HAVE VOTED:

"For" - 18 496 592 votes, that makes 88.68 %;
"Against" - 3 715 votes, that makes 0.02 %;
"Have abstained" - 2 358 296 votes, that makes 11.3 %;
"Have not taken part in voting" - 13 votes.
The decision is accepted by the majority of votes..

VII. On the eighth question of the agenda:

LISTENED:

The report of the Director of the finance and economy Trojan O. S. about distribution of the Company profit in 2000 and payment of the dividends.

(The report is appended).

The speaker has offered the draft of the decision on the given question. Other offers on the given question of the agenda and on the draft of the decision did not arrived in the secretariat.

The offered draft of the decision is put on voting. The accounting commission is offered to carry out caunt of votes.

HAVE RESOLVED:

1.Adopt the distribution of the net profit on results of the financial economic activity in 2000

2.Pay the dividends on results of financial-economic activity of the Company in 2000.

3.Adopt the offered size of the dividends for 1 share - 32 kop. (without the account of the tax on the dividends) and the following order of their payment:

3.1.Appoint the term of payment of the dividends from April 23 till December 31, 2001.

3.2.Payment of the dividends to carry out in the following ways:

3.2.1.Shareholders-legal persons - by cashless transfer on the settlement account specified in the questionnaire.

3.2.2.Nominee name shareholders - by cashless transfer on the settlement account of the nominee name shareholders (keeper) for the subsequent transfer on the cash accounts of the owners of securities.

3.2.3.Shareholders - natural persons – in the way specified in the questionnaire, namely:

a) workers of the plant and former workers dismissed in connection with a leaving on pension or on the decision of the VTEC:

- through cash department of the plant;
- through cash department of CB "Credit-Dnepr";
- by postal order on the home address;
- by transfer on the current account in a bank.

b) other shareholders - natural persons:

- through cash department of CB "Credit-Dnepr";
- by postal order on the home address;
- by transfer on the current account.

3.2.4. For the shareholders- nonresidents of Ukraine at transfer to the currency account to make recalculation in US dollars, proceeding from the NBU course for the date of the settlement realization.

4.Appointed term and order of payment of the dividends are published in the newspapers "Urjadovy courier", "Dnepr vecherny" and "Pridneprovsky metallyrg".

The results of voting were announced by the chairman of the accounting commission Grodnensky M.A.:

According to the protocol № 14 of the accounting commission session the shareholders and their representatives which have of 20 857 616 votes took part in voting on the given question.

HAVE VOTED:
"For" - 18 496 592 votes, that makes 88.68 %;
"Against" - none;
"Have abstained" - 2 358 296 votes, that makes 11.31 %;
"Have not taken part in voting" - 2 728 votes, that makes 0.01 %
The decision is accepted by the majority of votes.

The general meeting of the shareholders of the Open Joint-Stock Company "Nizhnedneprovsky tube rolling plant" **is declared closed.**

Chairman of the meeting	-signature-	Deliergiev V.V.
Secretary of the meeting	-signature-	Tertichko V.D.

-Seal-

Adequate to the original

Signatures

A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

AUDIT COMPANY
INSIDER- CENTER
Tel/fax: 744-33-06, tel: 41-68-47, 41-65-30
e-mail: root@insider.dp.ua
29A, Lenin Embenkment, Dnepropetrovsk, 49600

№ 01-02/16
April 17, 2002

To the Public Joint-Stock Company
"Nizhnyodniprovsky Tube-Rolling Plant"

To the Dnipropetrovsk Territorial
Department of State Commission on
Securities and Stock Market

AUDITORS' CONCLUSION

of independent auditors' firm "Insider-Center" LLC on reliability of financial statements of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant"

In accordance with the agreement No. 01-16/630020208 dated December 25, 2001, the Limited Liability Company Auditors' Firm "Insider-Center" located at the address: 29-A, Naberezhna Lenina Street, Dnipropetrovsk, 49600 (telephones (0562) 41-65-30, 744-33-06), acting on base of the Statute and Certificate of Registration No.2459 as the Audit Activity Subject, issued by the Resolution of Audit Chamber of Ukraine No.98 as of January 26, 2001, valid till January 26, 2006, has performed the audit of reliability of financial statements of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" and its financial condition for the year 2001.

Audit was performed in the city of Dnipropetrovsk from March 01, 2002 till April 12, 2002.

Information concerning financial and economic activity of the PJSC "Nizhnyodniprovsky Tube-Rolling Plant" for the period from January 01, 2001 till December 31, 2001 has been submitted for audit.

Management body of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" bears responsibility for completeness and reliability of submitted data. We are responsible for drawing of conclusion based on the audit data.

Audit was performed in conformity with the requirements of the Laws of Ukraine "On the Auditing Activity", "On Securities and Stock Exchange", "On State Regulation of the Securities Market in Ukraine", "On Accounting and Financial Statements in Ukraine", National Provisions (Standards) of Accounting, National Standards of Audit in Ukraine, as well as the other legislative acts.

Scope of inspection has been scheduled by us in accordance with the national standards of audit in order to reveal essential distortions and errors, which may affect information contained in financial statements. Auditors examined, on the test basis, the evidence supporting figures in the financial statements.

In the course of audit, we've considered accounting principles, reality of existence and correctness of estimation of the assets, equity and liabilities used by the Company, and the value of error significance has been determined in conformity with the national standard of audit No. 11.

We believe that we've obtained enough evidence to the fact the financial statements are free from essentially unreliable information.

As a result of audit, the following has been established:

Full name of the Company:

Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant";

EDRPOU Code:

05393116;

Location:

21 Stoletov St., city of Dnipropetrovsk, 49081

The Company has been registered by the Executive Committee of the Dnipropetrovsk City Council of People's Deputies on December 28, 1994 under the registration number № 10059-AT, Certificate of State Registration (re-registration) of the subject of business activity № 05393116.

Dates of amending statutory documents:

- amendments and additions No. 1 to Statute of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" (by means of presentation in new version), approved by the General meeting of shareholders (Minutes dated May 22, 1996, No. 1) and registered by the Executive Committee of the Dnipropetrovsk City Council of People's Deputies (Order dated May 29, 1996, No. 394-p);
- amendments and additions No. 2 to Statute of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" (by means of presentation in new version), approved by the General meeting of shareholders (Minutes No.2 dated March 05, 1997) and registered by the Executive Committee of the Dnipropetrovsk City Council of People's Deputies (Order dated April 23, 1997, No. 39 p);
- amendments and additions No. 3 to Statute of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" (by means of presentation in new version), approved by the General meeting of shareholders (Minutes No.3 dated June 22, 1998) and registered by the Executive Committee of the Dnipropetrovsk City Council of People's Deputies (Order dated July 27, 1998, No. 762-p);
- amendments and additions No. 4 to Statute of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" (by means of presentation in new version), approved by the General meeting of shareholders (Minutes No.4 dated June 01, 1999) and registered by the Executive Committee of the Dnipropetrovsk City Council of People's Deputies (Registration file dated July 13, 1999, N 04052092 Ю 0010023);
- amendments and additions No. 5 to Statute of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" (by means of presentation in new version), approved by the General meeting of shareholders (Minutes No.5 dated May 16, 2000) and registered by the Executive Committee of the Dnipropetrovsk City Council of People's Deputies (Registration file dated June 26, 2000, N 04052092 Ю 0010023);
- amendments and additions No. 6 to Statute of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant", approved by the General meeting of shareholders (Minutes No.6 dated March 29, 2001) and registered by the Executive Committee of the Dnipropetrovsk City Council of People's Deputies (Registration file dated April 12, 2001 N 04052092 Ю 0010023).

Principal kinds of activity:

The Company is engaged in the activity as based on and in accordance with the current legislation of Ukraine, as well as the present Statute.

Code by ZKGNG	Kinds of activity
12140	Production of pipes
71130	Wholesale trade of non-governmental organizations, apart from consumer cooperation
71212	Pharmacy institutions
95130	Design firms, referred to scientific institutions
61124	Erection work
61134	Start-and-adjustment organizations

The Company is engaged in external economic activity as a subject of external economic activity in conformity with the purpose and within objective of its operation.

Founders of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" are: the State in the person of the State Property Fund of Ukraine located at the address: 18/9 Kutuzov Street, city of Kyiv, holding the share of 21.93 %, and Leaseholder Organization of the Nizhnyodniprovsky Tube-Rolling Plant named after Karl Liebknecht, registered by the Decree of the Executive Committee of the Dnipropetrovsk City Council of People's Deputies, dated December 30, 1992, No.1205-p.

The Statutory Fund established in accordance with the report on valuation of property of the Leaseholder Entity "Nizhnyodniprovsky Tube-Rolling Plant named after Karl Liebknecht" approved by the State Property Fund of Ukraine, is distributed among founders as follows:

- Leaseholder Organization of the Nizhnyodniprovsky Tube-Rolling Plant named after Karl Liebknecht – 16828240 (sixteen million eight hundred and twenty eight thousand two hundred forty) ordinary shares to the amount of 4207060 (four million two hundred seven thousand and sixty) UAH, comprising 78.07% of the Statutory Fund;
- State Property Fund of Ukraine – 4725760 (four million seven hundred twenty five thousand seven hundred and sixty) ordinary registered shares to the amount of 1181440 (one million one hundred eighty one thousand four hundred and forty) UAH, comprising 21.93% of the Statutory Fund.

The Company's privatization had been completed (Order of the State Property Fund of Ukraine No.1397 dated December 8, 1997, "On Completion of the Process of Privatization of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant").

The first issue had been made in the process of Company's privatization by means of issue of 21554000 (twenty one million five hundred and fifty four thousand) ordinary registered shares of nominal value 0,25 UAH each, to the total amount of 5 388 500 (five million three hundred and eighty eight thousand five hundred) UAH.

In the process of privatization, shares of the Company have been placed as follows:

- legal persons have purchased 2967811 shares (13.77%);
- physical persons have purchased 18586189 shares (86.23%).

As per December 31, 2001, there are no Company's ordinary registered shares in the ownership of State Property Fund.

Keeping of accounts is made in the form of registers and orders, as based on principles of charging and correspondence of profits and losses.

To ensure reliability of accounting data in the financial statements, the Company performs periodical stock taking of the assets and liabilities.

The balances and shortages revealed by asset stock taking procedure are reflected in the Report on financial results.

Submitted financial statements are based upon principles and methods of disclosing information, regulated by the National Provisions (Standards) of Accounting (P(S)A). Indices of financial statements and accounting correspond to each other.

Accounting policy of the Company relies upon the requirements of the accounting normative documents and the order N 1280 dated December 29, 2000. Accounting policy of the Company hasn't been modified during the year.

Asset accounting is classified according to the accounting normative documents as follows:

- non-circulating assets;
- long-lived assets;
- stocks;
- accounts receivable;
- money resources;
- deferred costs.

"Fixed assets" recognized by the Company in accordance with P(S)A No.7, are determined by initial value.

Initial value of fixed assets is increased by amount of costs related to improvement of the object (modernization, reconstruction, additional equipping, etc.).

Depreciation of the fixed assets is charged according to tax legislation.

Depreciation of non-circulating material assets of little value is determined in the amount of 50% at the date of putting into operation and 50% under writing off the balance.

Fixed assets are accounted on the balance at the price of their purchasing or manufacturing, taking into account indexations of years 1992-1996, performed in accordance with the Government Decrees.

As of the date of balance sheet, estimation has not been made.

Land is not owned by the Company, but is granted on terms of long-term usage.

There is the state property on balance with residual value of 4075 thous. UAH.

Value of uncompleted capital investments is accounted at the amount of sustained costs.

Intangible assets are entered in the balance at the initial value. Depreciation is calculated during the term of their effective usage, established at the moment of asset recognition, with the help of straight method and corresponds to the requirements of P(S)A No.8 titled "Intangible assets".

Profits and losses from fixed assets leasing, as the leaseholder and lessor, are determined in conformity with P(S)A No.14 titled "Leasing".

Long-term financial investments are recorded and maintained on the balance at the prime cost, in conformity with P(S)A No.12 titled "Financial investments".

Investments calculated by the method of participation in the other enterprises' equity were not re-evaluated at the date of balance-sheet, since the Company considers amount of value changing insignificant.

Initial evaluation of the purchased and manufactured stocks corresponds to the order of recognition of P(S)A No.9 titled "Stocks".

Procedure of writing-off the balance for production and sale is as follows:

- raw materials and basic materials are written off at the weight-average prime cost;
- auxiliary materials, little-value high-wearing items (LHI) are written off by FIFO method;
- goods are written off at selling price.

For taking costs into account and calculation of prime cost of principal products, anticipatory method of accounting is used.

Value of production in progress includes direct and general production costs.

List of general production costs and their structure, as well as the costs of current period, corresponds to the methodological principles of P(S)A No. 16 "Costs".

Balance sheet of the Company reflects accounts receivable at their net selling value, according to P(S)A No. 10. Accounts receivable are divided into long-term and current ones.

The following criteria are used for classification of indebtedness: term up to 30 days; 30-60 days; 60-90 days; over 90 days.

Calculation of bad debt reserve is made according to the methods.

Audit has revealed that in most cases validation of mutual settlements is proved by verification reports.

The Company has not drawn up the list of contracted parties.

However, considerable share of purchases and sales falls at SPIG "Interpipe" which can be considered as contracted party, as to importance of business relations. Assets and liabilities under transacting with SPIG "Interpipe" were evaluated at the balance value.

Money resources on the Company's balance are those in the national and foreign currency at the cashier's office and bank accounts.

The rest of foreign currency is converted into currency of accounting according to the exchange rate at the date of balance sheet.

Deferred costs reflected in the balance include those sustained in the current period and referred to the future periods.

Statutory Fund is equal to 13471250 (thirteen million four hundred seventy one thousand two hundred and fifty) UAH. (The first issue amounts to 5388500 UAH, the second issue – 8082750 UAH).

As of December 31, 2001, paid-up statutory fund makes 13348186 UAH.

Unpaid share of the statutory fund, namely 123064 UAH, is stated in the item "Unpaid capital".

Statutory Fund is divided into 53885000 (fifty three million eight hundred and eighty five thousand) ordinary registered shares of nominal value 0.25 UAH each. (The first issue is 21554000 ordinary registered shares, and the second issue – 32331000 ordinary registered shares).

Weight-average number of ordinary shares being in circulation within reported period was equal to 44407145 shares.

Adjusted net profit falling at one share is 4.00298 UAH.

Subscription to shares of additional (second) issue was performed in accordance with the terms of share issue, adopted at the extraordinary general meeting dated December 26, 2000, and was terminated ahead of scheduled time owing to the fact that under subscription the planned issue volume has been achieved, namely 32331000 (thirty two million three hundred and thirty one thousand) shares.

Additional (second) issue of shares has been effected in the process of public subscription (actually from March 05, 2001 till March 20, 2001, inclusive) by means of issue of 32331000 (thirty two million three hundred and thirty one thousand) ordinary registered shares of nominal value 0.25 UAH each to the total amount 8082750 (eight million eighty two thousand seven hundred and fifty) UAH.

In the process of subscription, shares were distributed as follows:

- to the legal persons – 32133066 shares (99.39 %);
- to the physical persons – 197934 shares (0.61%).

The Company didn't redeem shares of its own issue.

Register of the Company's registered securities holders is kept by the independent registrar Limited Liability Company "Alpha-Invest", in conformity with the current legislation.

Reserve fund is formed by means of annual deductions from the Company's net profit amount and is intended to cover losses connected with the damages and unscheduled costs.

Other extra capital consists of amounts of the fixed assets indexation, replenishment of own circulating assets in connection with conducting of the experiment, and the assets obtained free of charge.

Order of profit distribution is determined in accordance with current legislation, Statute and internal statutory acts of the Company, and is approved by the general meeting of shareholders by presentation of the Board, agreed with the Supervisory Council.

In 2001, according to resolution passed at the general meeting of shareholders, profit for year 2000 has been allocated to payment of dividends (32 kop. Per 1 share) and to increasing the reserve fund. In year 2002 there was no profit distribution by the results of year 2001.

General meeting of shareholders will take place on May 14, 2002.

Determination of taxable and balance profit was made in accordance with current legislation. Accounting documents represent profit from ordinary activity in conformity with P(S)A No.17 titled "Profits tax". Influence of temporary differences on calculation of profits tax as compared with the accounting profit is taken into consideration as the amount of deferred tax assets, namely 3089 thous. UAH.

Company performs recognition, classification and evaluation of incomes, according to the requirements of P(S)A No.15 "Income".

Recognition, accounting and evaluation of liabilities correspond to P(S)A No.11 titled "Liabilities".

Long-term liabilities represent the liabilities which term of repayment exceeds 12 months.

Long-term liabilities are reflected in the balance sheet at their current value.

Current liabilities consist of short-term bank credits, bills granted, accounts payable for goods, services, current indebtedness by advances received, budgetary obligations, settlements with out-of-budget funds, insurance and labor payments.

Current liabilities are reflected in the balance sheet at their repayment value.

Stock taking of liabilities has been performed, but there are certain amounts of liabilities not confirmed by verification reports.

Provision of payments represents future costs on payment of long-service bonuses, charged in the reported period.

Apart from the indicated limitations, we consider it possible to confirm, as based on audit performed that assets, liabilities and equity represented in the financial statements are recognized and classified as a whole in accordance with the P(S)A; financial results of activity of the PJSC "Nizhnyodniprovsky Tube-Rolling Plant" declared in the financial statements are generally reliable and valid and stated in conformity with the P(S)A requirements; data of specific reporting forms agrees with each other; financial statements (Forms 1, 2, 3, 4, 5) are drawn up in accordance with the requirements of the Law of Ukraine "On Accounting and Financial Statements in Ukraine" dated July 16, 1999 No. 996-XIV and Provisions (Standards) of Accounting as based on the valid accounting data; and they reliably reflect the actual financial condition of the PJSC "Nizhnyodniprovsky Tube-Rolling Plant" as per December 31, 2001 by the results of operations from January 01, 2001 till December 31, 2001.

As based on accounting data obtained, indices of the financial condition of PJSC "Nizhnyodniprovsky Tube-Rolling Plant" have been duly analyzed. PJSC "Nizhnyodniprovsky Tube-Rolling Plant" is considered solvent. Analysis of the Company's solvency proved that its level has increased within year 2001, evidenced by solvency ratio. Absolute liquidity ratio as per December 31, 2000 and December 31, 2001 was equal to 0,04; 0.07 accordingly. Value of general liquidity ratio has increased from 1.84 as per December 31, 2000 till 3.65 as per December 31, 2001.

Financial condition of the PJSC "Nizhnyodniprovsky Tube-Rolling Plant" is stable and independent on the attracted sources of financing.

So, value of autonomy ratio was equal to 0.73 as per December 31, 2000, and 0.85 as per December 31, 2001, accordingly; value of capital structure ratio was equal to 0.37 and 0.17 at the end of the year.

During the year 2001, the equity maneuverability ratio was equal to 0.27 as per December 1, 2000 and 0.43 as per December 31, 2001. Given values of ratios prove free usage of the own Company's resources.

Values of financial ratios are at high level.

PJSC "Nizhnyodniprovsky Tube-Rolling Plant" is characterized as the liquid, solvent Company, with possibilities of its continuous functioning.

The reference about financial condition of the PJSC "Nizhnyodniprovsky Tube-Rolling Plant" as per December 31, 2001 is enclosed.

Auditor, Chief Executive of the
"Insider-Center" LLC,
certificate of "A" series No.001778,
issued by Audit Chamber of Ukraine
dated December 27, 1994,
Resolution No.23, extended validity
proved by the resolution of Audit Chamber
of Ukraine No.70 dated October 29, 1998. (Signature, seal) *V.V. Zinkevich*

REFERENCE

about financial condition of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant"

Calculation of indices of financial condition and solvency was made on base of submitted reports as per December 31, 2001.

Analysis of liquidity indices

	December 31, 1999	December 31, 2000	December 31, 2001	Norm
Liquidity ratio:				
General (coverage ratio)	0.85	1.84	3.65	1.0-2.0
Prompt liquidity ratio	0.41	0.83	2.21	0.6 – 0.8
Absolute liquidity ratio	0.02	0.04	0.07	0.25-0.5

General liquidity (coverage) ratio tends to increase; as per December 31, 2001 it has increased almost twice and now is equal to 365%, proving sufficiency of circulating assets for debts' repayment and high level of the Company's solvency.

Intermediate (current) liquidity ratio of 2.21 means, that the Company can repay short-term liabilities under prompt mobilization of accounts receivable.

Value of the absolute (term) liquidity ratio, equal to 0.07, proves inability of the Company to settle up quickly with its partners through temporary absence of money at the settlement account and other accounts with the bank.

Analysis of the Company's solvency proved that solvency level during the year 2001 was increasing, according to the dynamics. As of December 31, 2001, the Company has liquid balance and is capable to liquidate debts.

Analysis of financial stability indices

	December 31, 1999	December 31, 2000	December 31, 2001	Norm
Autonomy ratio	0.54	0.73	0.85	0.25-0.5
Ratio of capital structure (ratio of liabilities coverage with equity)	0.85	0.37	0.17	0.5-1.0
Ratio of equity maneuverability	0.14	0.27	0.43	

Autonomy ratio shows that share of own funds in the general sources of financing makes 73 percents as per December 31, 2000 and 85 percents as per December 31, 2001, that is, financial condition of the Company doesn't depend on the external sources.

Ratio of capital structure (liabilities coverage with equity) proves that share of the own funds in the total amount of own funds is equal to 37 percents, as per December 31, 2000, and 17 percents as per December 31, 2001.

Coefficient of equity maneuverability demonstrates positive dynamics and proves that 43 percents of own funds remain in the form permitting to maneuver them freely, i.e. to use for acquisition of circulating assets.

Conclusion: Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" is characterized as the liquid and solvent entity, which financial condition doesn't depend on the attracted sources of financing, and its continuous functioning is possible.

Auditor, Chief Executive of the
"Insider-Center" LLC,
certificate of "A" series No.001778,
issued by Audit Chamber of Ukraine
dated December 27, 1994,
Resolution No.23, extended validity
proved by the resolution of Audit Chamber
of Ukraine No.70 dated October 29, 1998 (Signature, seal) V.V. Zinkevich

Adequate to the original

Signatures

A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Attachment 4

File No.82-4814

"Delovaya Ukraine" Newspaper, dated 24.05.2002 No. 33

Information on financial and economic business of the Open Joint-Stock Company "Nizhnedneprovsky pipe-rolling plant" in 2001

Name of the emitter	Open Joint-Stock Company "Nizhnedneprovsky tube-rolling plant "
Code according to the ADRPOU	05393116
Number of the certificate on the state registration of	05393116
Date of issue of the certificate on the state registration	28/12/1994
Location (mail address) of the emitter	21Stoletova Street, Dnepropetrovsk, 49081
National telephone number	0562 35-93-01
Fax number	34-90-99
E-mail	info@ntz.dp.ua
Main kinds of business (code)	**(Description)**
12140	Production of pipes
71130	Wholesale trade by non-state organizations, except for consumer's co-operative societies
71212	Chemist's establishments
95130	Design organizations referred to as scientific ones
61124	Installation works
61134	Starting-up and adjustment companies
Number of shareholders	10007
Number of the emitter's employees by the end of an	11861
Authorized capital (thousand hrivnas.)	13471.3
Face value of the common stock (hrivnas).	0.25
Number of common shares (pcs).	53 885 000
Part of the common shares in the Authorized Capital	100.00
Number of preference shares (pcs).	0
Part of the preference shares in the Authorized Capi-	0
Total cost of outstanding bonds with the face value (thousand hrivnas).	0
Date of the last meetings of shareholders (for OJSC)	March 29, 2001
Address for the request of the emitter's annual report	21 Stoletova Street, Dnepropetrovsk, 49081
Date of dividend payment (if any)	April 23, 2001
Closing date for dividend payments	December 31, 2001
Date of bonds interest payment	0
Closing date for bonds interest payment	0
Date of bonds retirement	0

Legal entities which render services to the emitter	Name	Location	License number
Registrar of the emitter	TOV "Alpha-Invest"	Office 96, 17 Lenin Street, Dnepropetrovsk, Ukraine, 49600	AA 241048
Keeper of securities	Unknown	Unknown	Unknown

Legal entities which render services to the emitter	Name	Location	License number
Depositary of the emitter	Unknown	Unknown	Unknown
Securities traders who signed contracts on distribution of securities	Unknown	Unknown	Unknown
Legal entities authorized by the emitter to sell (purchase) its securities	Unknown	Unknown	Unknown
Legal entities authorized by the emitter to pay profit for its securities	CB "Credit-Dnepr"	17 Lenin Street, Dnepropetrovsk, Ukraine 49600	70
Auditors of the emitter	OOO "Insider-Center"	29-A, Naberezhnaya Lenina Street, Dnepropetrovsk, Ukraine, 49600	2459

Main indices of the financial and economic business		
Index name	Period of time	
	Accounting	Previous
Net profit (proceeds) from sale of products (goods, works, services) (thousand hrivnas)	1352712.0	1324894.0
Cost of sales (goods, works, services) (thousand hrivnas)	1042345.0	972089.0
Net profit (losses) (thousand hrivnas.)	177761.0	198547.0
Irreversible assets (thousand hrivnas).	495426.0	486869.0
Turnaround assets (thousand hrivnas).	494993.0	378631.0
Fix liabilities (thousand hrivnas).	6333.0	24516.0
Current obligations (thousand hrivnas).	135473.0	205734.0
Part of the net profit for payment of preferred dividend (thousand hrivnas).	0.00	0.00
Mid-year number of common shares (pcs).	44407145.0	21554000.0
Net profit for one common share (hrivnas).	4.00298	9.21161
Dividends for one common share (hrivnas).	0.32000	0.14970
Total sum spent by the emitter to redeem shares during the period (thousand hrivnas).	0.00	0.00
Number of shares bought out by the emitter during the period (pcs).	0.00	0.00
Total sum spent by the emitter to redeem shares during the period (thousand hrivnas).	0.00	0.00
Percent paid to bonds (thousand hrivnas.)	0.00	0.00
Number of bonds redeemed by the emitter during the period (pcs).	0.00	0.00

Adequate to the original

Signatures

A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Attachment 6

File No.82-4814

MINUTE No. 7
Of the general meetings of shareholders of the Open Joint-Share Company "Nizhnedneprovsky tube-rolling plant "

Dnepropetrovsk May 14th, 2002

The Chairman of the Board of Directors - the Director General of the plant, Esaulov Gennady Aleksandrovich greets the shareholders present in the assembly hall and their representatives.

The Chairman of the Board of Directors informs that registration of all shareholder present at the meeting and their representatives has been carried out by the Registrar of the Company – the company with limited liability "Alpha – Invest".

The floor to read the minute on registration results of the shareholders present at the meeting is granted to the representative of the Registrar, Kljuchnik Larissa Nikolaevna:

According to the Statute of the Open Joint-Share Company "Nizhnedneprovsky tube-rolling plant" the total number of votes is equal to 53 885 000.

71 persons (shareholders and their representatives) who are representing 47 538 591 votes (88,22 % of the total number of votes) has been registered for participation in the general meeting of shareholders with the right to vote.

According to the minute, there is a quorum for holding a valid general meeting of shareholders.

The Chairman of the Board of Directors tells the shareholders that **Meeting is declared open.**

By the proposal of the Chairman of the Board of Directors the counting board consisting of the following persons is suggested for approval:

Grodenskij M.A., Belaya N.N.., Bezbah V.J., Bochanovskaja Z.V., Gavrilova E.A., Zelenkovskaya O. V., Group Ja.V., Torbina T.I., Dragan T.V., Kuzmina O.S., Kucherenko O.V., Molotkova A.O., Nedashkovskaja L.I., Pahrudinova E.V., Pisanenko N.A., Rudchik S.M., Savitskaja T.V., Savoronova N.J., Staroverova L.G., Skljar G.V., Bondarenko N.G., Torbin A.V., Urvacheva N.P., Ouss T.A., Chernookaja M.I.

The Chairman of the Board of Directors informs that prior to election of the counting board counting of the votes participating in voting on issues suggested for consideration of the general meeting of shareholders has been carried out by the Registrar. It is offered to vote on the issue of approval of the whole list of the offered membership of the Counting Board. There were no other suggestion as to the procedure of voting. The Registrar is told to start counting of votes on the issue of the approval of the suggested membership of the Counting Board.

Votes have been cast.

For announcement of the voting results the floor has been given the representative of the Registrar - Kljuchnik Larissa Nikolaevna.

It has been decided:

To affirm e suggested membership of the Counting Board:

Grodenskij M.A., Belaya N.N.., Bezbah V.J., Bochanovskaja Z.V., Gavrilova E.A., Zelenkovskaya O. V., Group Ja.V., Torbina T.I., Dragan T.V., Kuzmina O.S., Kucherenko O.V., Molotkova A.O., Nedashkovskaja L.I., Pahrudinova E.V., Pisanenko N.A., Rudchik S.M., Savitskaja T.V., Savoronova N.J., Staroverova L.G., Skljar G.V., Bondarenko N.G., Torbin A.V., Urvacheva N.P., Ouss T.A., Chernookaja M.I

Results of voting according to Minute No.1 counted by the Registrar:

"Yea" - 47 538 591 votes that constitute 100 %;

"Nay" - none;

"Abstainers" - none;

"Did not vote" - none.

The decision has passed the vote unanimously.

The floor is given to the member of the Counting Board, Grodensky M.A. for announcement of Minute No.1 of the meeting of the Counting Board of the general meeting of shareholders OJSC "NTZ" dated May14, 2002.

Grodensky M.A.: According to Minute No.1 of the meeting of the Counting Board of the general meeting of shareholders of the Open Joint-Stock Company " NTZ " dated May 14, 2002.

It has been decided:

To elect Grodensky Michael Alekseevich the Chairman of the Counting Board.

To elect Nedashkovskaya Lyudmila Ivanovna the secretary of the Counting Board.

The Chairman of the Board of Directors proposes the elected Counting Board to start it work of counting of votes cast for the next issues suggested for consideration of the general meeting of shareholders.

The Chairman of the Board of Directors proposes to elect Deliergiev Victor Vladimirovich the Chairman of the general meeting of shareholders. There were no other propositions. The issue is put to vote. The Counting Board is suggested to count the votes.

It has been decided:

To elect Deliergiev Victor Vladimirovich the Chairman of the meeting.

Results of voting according to Minute No.2 of the meeting of the Counting Board.

"Yea" - 47 538 591 votes that constitute 100 %;

"Nay" - none;

"Abstainers" - none;

"Did not vote" - none.

The decision has passed the vote unanimously.

Mr. Deliergiev V.V. has begun fulfillment of his authority as Chairman of the meeting.

By the proposal of the Chairman of the meeting, Deliergieva V.V., the issue on elections of the secretary of the meeting and the secretariat is put to voting. The Chairman of the meeting, Deliergiev V.V., proposes to elect Tertychko V.D. the secretary of the meeting and the following persons that has been suggested by organizing committee as members of the secretariat: Karpenko M.V., Homenko L.B., Miroshnichenko I.E., Sonichkin V.V. There were no other propositions as to the candidatures of the secretary of the meeting and secretariat. The issue is put to vote. The Counting Board is suggested to count the votes.

It has been decided:

To elect Tertychko V.D. the secretary of the meeting and the following persons into the secretariat: Karpenko M.V., Homenko L.B., Miroshnichenko I.E., Sonichkin V.V.

Results of voting according to the minute No. 3 meetings of the Counting Board:

"Yea" - 47 538 591 votes that constitute 100 %;

"Nay" - none;

"Abstainers" - none;

"Did not vote" - none.

The decision has passed the vote unanimously.

The Chairman of the meeting, Deliergiev V.V. proposed the elected secretary of the meeting and secretariat to occupy the seats and to begin execution of their duties.

The Chairman of the meeting proposes to elect the working presidium composed of the following persons:

- Kirichko Alexander Ivanovich - Chairman of the Supervisory Board;
- Esaulov Gennady Aleksandrovich - Chairman of the Board of Directors – Director General;
- Palenko Peter Pavlovich - Chairman of the plant Trade Union Committee;
- Jarlik Anatoly Borisovich - Director on staff and social development.

There were no other proposals. The issue on election of the working presidium is put to vote. The Counting Board is counting the votes.

It has been decided:

To elect the following persons in to the presidium of the meeting:

- Kirichko Alexander Ivanovich - Chairman of the Supervisory Board;

- Esaulov Gennady Aleksandrovich - Chairman of the Board of Directors – Director General;
- Palenko Peter Pavlovich - Chairman of the plant Trade Union Committee;
- Jarlik Anatoly Borisovich - Director of staff and social development.

Results of voting according to minute No.4 of the meeting of the Counting Board:
"Yea" - 47 538 591 votes that constitute 100 %;
"Nay" - none;
"Abstainers" - none;
"Did not vote" - none.
The decision has passed the vote unanimously.

By the proposal of the Chairman of the meeting the following members of the editorial commission suggested by the organizing committee are suggested for approval: shareholder Skosareva L.P., shareholder Bondarenko L.G., representative of the shareholder, Closed Joint-Share Company "AbiCo" Parusnikova V.B., representative of the shareholder, corporation "NPIG "Interpipe", Vantrob J.V.

There were no other proposals as to the candidatures of the editorial commission. The issue is put to vote. The Counting Board is suggested to count the votes.

It has been decided:

To elect the following persons members of the editorial commission: Skosareva L.P., Bondarenko L.G., Parusnikova V.B., Vantrob J.V.

Results of voting according to minute No.5 of the meeting of the Counting Board;
"Yea" - 47 538 591 votes that constitute 100 %;
"Nay" - none;
"Abstainers" - none;
"Did not vote" - none.
The decision has passed the vote unanimously.

The Chairman of the meeting proposes the following agenda for consideration and the time-limits:

1.Approval of the report of the Board of Directors of the Company on business results in 2001 and approval of the main directions of the Company's business in 2002 (reporter: Chairman of the Board of Directors - Director General, Esaulov G.A.) - 20 minutes.

2.Approval of the report and conclusions of the Auditing Committee of the Company on the results of checks of the financial and economic business of the Company in 2001 (reporter: Chairman of the Auditing Committee, Melikidze A.A.) - 10 minutes.

3.Approval of the annual results of the financial and economic activity of the Company in 2001, on distribution of the profit (reporter: Director of finance and economy, Tarasyev A.M) - 15 minutes.

4.Approval of the main indices of the financial and economic business of the Company for 2002 (reporter: director of finance and economy, Tarasjev A.M) - 10 minutes.

Discussant – up to 3 minutes

5.Approval of the term and procedure of dividend payment (reporter: director of finance and economy, Tarasjev A.M) - 10 minutes.

6.Introduction of changes to the Statute of the Company (reporter: Head of the legal department, Skosareva L.P.) - 7 minutes;

7.Recall and election of the Chairman of the Board of Directors and members of the Board of Directors of the Company (reporter: member of the Supervisory Board, Parusnikova V.B.) - 5 minutes.

For rational use of time and impartial assessment of the Company it is suggested to consider issues of the agenda in the following sequence:

At the beginning, first two issues of the agenda, then discussion and voting;

Simultaneously the third and fourth issues of the agenda and then discussion and voting.

To save time it is suggested to submit question to the reporters and proposals to the secretariat in writing.

There were no other proposals as to the procedure, sequence of the agenda consideration and time-limits of the meeting. The Chairman's proposals on the procedure, sequence of the agenda consideration and time-limits of the meeting are put to vote. The Counting Board is suggested to count the votes.

It has been decided:

To approve the suggested procedure, sequence of the agenda and the time-limits of the meeting.

Results of voting according to minute No.6 of the meeting of the Counting Board:
"Yea" - 47 538 591 votes that constitute 100 %;
"Nay" - none;
"Abstainers" - none;
"Did not vote" - none.
The decision has passed the vote unanimously.

Decision-making on the procedural questions is completed, and the meeting starts to consider issues of the agenda.

I.First two issues of the agenda:

LISTENED:

The report of the Chairman of the Board of Directors - Director General, Esaulov A.I. on the business results of the Board of Directors of the Company in 2001 and on the main directions of the Company's business in 2002.

(Report is attached).

The report of the Chairman of the Auditing Committee, Melikidze A.A. on the work and conclusions of the Auditing Committee concerning the inspection results of the financial and economic business in 2000.

(Report is attached).

No proposals concerning the points of the agenda under consideration were submitted to the secretariat. The Chairman of the meeting suggested the drafts of the decision on the considered issues. There were no other proposals. The drafts of the decision are put to vote. The Counting Board is suggested to count the votes

IT HAS BEEN DECIDED (the first issue of the agenda):

1.To approve the report of the Board of Directors of the Company on the results of the Company's business in 2001.

2.To approve the main directions of the Company's business in 2002.

Results of voting according to the minute No. 7 of the meeting of the Counting Board:
"Yea" - 47 538 591 votes that constitute 100 %;
"Nay" - none;
"Abstainers" - none;
"Did not vote" - none.
The decision has passed the vote unanimously.

IT HAS BEEN DECIDED (the second issue of the agenda):

1.To approve the report and conclusions of the Auditing Committee of the Company by the inspection results of the financial and economic business of the Company in 2001.

Results of voting according to the minute No. 8 of the meetings of the Counting Board:
"Yea". - 47 538 591 votes that constitute 100 %;
"Nay" - none;
"Abstainers" - none;
"Did not vote" - none.
The decision has passed the vote unanimously.

II.The third and fourth issues of the agenda:

LISTENED:

The report of the director of finance and economy Tarasjeva A.M.:

- On annual results of the financial and economic business of the Company in 2001, on distribution of the profit;
- On the main indices of the financial and economic business of the Company in 2002.

(Report is attached).

No proposals concerning the points of the agenda under consideration were submitted to the secretariat. The Chairman of the meeting suggested the drafts of the decision on the considered issues. There were no other proposals. The drafts of the decision are put to vote. The Counting Board is suggested to count the votes.

IT HAS BEEN DECIDED (the third issue of the agenda):

1.To approve the annual results of financial and economic business of the Company in 2001.

2.To approve the suggested procedure of distribution of the profit, including:

- To set up the reserve fund in the amount of - 8 888,0 thousand hrivnas;
- To set up the fund for payments to the shareholders (dividends) in the amount of - 7 543,9 thousand hrivnas;
- To approve the difference in the tax rate due to the Law of Ukraine "On economic experiment at enterprises of the mining and metallurgical industry of Ukraine" aimed at additions of the circulating assets - 41 364,0 thousand hrivnas;
- Reinvestments into the owned capital - 119 965,1 thousand hrivnas.

Results of voting according to minute No.9 of the meeting of the Counting Board:

"Yea" - 43 867 861 votes that constitute 92,28 %;
"Nay" - 2 695 729 votes that constitutes 5,67 %;
"Abstainers" - 975 001 votes that constitute 2,05 %;
"Did not vote" - none.
The decision has passed the vote by a majority.

IT HAS BEEN DECIDED (the fourth issue of the agenda):

1.To approve the main indices of the financial and economic business of the Company (planned budget) in 2002:

- Volume of marketed products - 1 309 500 thousand hrivnas;
- Production price of sales - 1 184 885 thousand hrivnas;
- Net profit not less than - 25 200 thousand hrivnas.

Results of voting according to minute No.10 of the meeting of the Counting Board:

"Yea" - 44 842 861 votes that constitute 94,33 %;
"Nay" - 2 695 730 votes that constitutes 5,67 %;
"Abstainers" - none;
"Did not vote" - none.
The decision has passed the vote by a majority.

III.The fifth issue of the agenda:

LISTENED:

The report of the director of finance and economy Tarasjeva A.M on approval of the term and procedure of dividend payments.

(Report is attached).

The reporter has suggested the draft of the decision on this issue:

1.To pay dividends by the results of the financial and economic business of the Company in 2001.

2.To approve the sum of dividends - 7 543,9 thousand hrivnas, the rate of dividends per 1 share - 14 kopecks (including the dividend tax) and the following procedure of their payment:

3.The term of dividend payments - June 20 till December 31, 2002.

3.1.Dividend payments should be effected by the following ways:

3.2.To the shareholders - legal entities - by non-cash transfer to the authorized settlement account.

3.2.1.To the nominee holders - by non-cash transfer to the settlement account of the nominee holder (keeper) for the subsequent transfer to the payment accounts of the investors.

3.2.2.To the shareholders - individuals – by the method recommended in the questionnaire, namely:

a) To the plant's employees and former employees retired or dismissed following the decision of VTEK:

- Through the cash department of the plant;
- Through the cash department of the CB " Credit Dnepr ";
- By the postal order to the address;
- By transfer to the current account with a bank.

b) To other shareholders - individuals:

- Through the cash department of the CB " Credit Dnepr ";
- By the postal order to the address;
- By transfer to the current account.

3.2.4.To the shareholders - non-residents of Ukraine – by transfer to the currency account according to the US dollars exchange rate announced by the Ukraine (National Bank of Ukraine) on the date of payment.

4.Information on the established term and procedure of dividend payments should be published in the newspapers "Business Ukraine", "Evening Dnieper" and "Predneprovsky metallurgist".

No proposals were submitted relating this issue of the agenda and the draft of the decision too the secretariat.

The suggested draft of the decision is put to vote. The Counting Board is suggested to count the votes.

IT HAS BEEN DECIDED:

1.To pay dividends by the results of the financial and economic business of the Company in 2001.

2.To approve the sum of dividends - 7 543,9 thousand hrivnas, the rate of dividend per 1 share - 14 kopecks (including the dividend tax) and the suggested procedure of its payment:

Results of voting according to minute No.11 of the meeting of the Counting Board:

"Yea" - 44 842 861 votes that constitute 94,33 %;

"Nay" - 2 695 730 votes that constitutes 5,67 %;

"Abstainers" - none;

"Did not vote" - none.

The decision has passed the vote by a majority

IV.The sixth issue of the agenda:

LISTENED:

The report of the Head of the legal department, Skosareva L.P. on changes in the Statute of the Company.

The reporter suggested the draft of decisions on this issue considering the submitted proposals which had been studied by the editorial commission:

1.To introduce the following changes to the Statute of the Open Joint-Share Company "Nizhnedneprovsky tube-rolling plant" and to approve them:

1.1.Item 3.2. of the Statute should be added as follows:

"Purchasing, import, storage, sale of precursors for production purposes".

1.2.Paragraph 2 item 6.8 of the Statute should be read as follows:

"The decision to issue the bonds should be approved by the Supervisory Council."

1.3.Subparagraph 19 of item 8.3.6 should be read as follows:

"Consideration of reports of the Auditing Committee by the results of the year and other checks of the Company";

1.4.Add the subparagraph 20 to item 8.3.6 as follows:

"Approval of reports, balance sheets of the Company for one quarter of the year submitted by the Board of Directors and planned targets for the next accounting period. Approval of the annual and quarter budgets of the Company";

1.5.Item 8.3.6 of the Statute should be supplemented by the following subparagraph:

"Decision-making on issue of bonds"

1.6.In subparagraphs 8.2.2; 8.3.6.; 8.4.1.; 8.4.3.; 8.4.4.; 8.4.5.; 8.4.6.; 8.4.7.; 8.4.9; 8.4.12., 8.4.13 after words the *"Chairman of the Board of Directors" supplement "Director General".*

2.Entrust the shareholder, Head of the legal department, Skosareva L.P, to sign the Statute and register changes to the Statute of the OJSC "Nizhnedneprovsky tube-rolling plant" (in new edition) according to the current legislation of Ukraine and to represent the Company in the registering body without any additional power of attorney.

3.The Supervisory Board, within its authority, should introduce changes to the local normative acts of the Company (regulations).

4.To state that concerning introduction of the appropriate changes to the local normative instruments by the Supervisory Board (regulations) they should be valid as far as they do not contradict to the Statute of the Company.

There were no other proposals related to the agenda and the suggested draft of decisions submitted to the secretariat

The suggested draft of decisions is put to vote. The Counting Board is suggested to count the votes.

IT HAS BEEN DECIDED:
1.To approve the suggested decisions on changes to the Statute of the Company.

Results of voting according to the Minute No. 12 of the meeting of the Counting Board:
"Yea" - 47 538 591 votes that constitute 100 %;
"Nay" - none;
"Abstainers" - none;
"Did not vote" - none.
The decision has passed the vote unanimously.

V.The seventh issue of the agenda:
LISTENED:
The report of the member of the Supervisory Board, Parusnikova V.B., on recall and election of the Chairman of the Board of Directors and members of the Board of Directors of the Company.
(Report is attached).
The reporter suggested the draft of the decision on this issue. She suggested to vote by the list for recall of the Chairman of the Board of Directors and members of the Board of Directors of the Company, for election of the candidatures to the position of the Chairmen of the Board of Directors and members of the Board of Directors of the Company – for each candidature separately.
There were no other proposals related to the agenda, the suggested draft of decisions and the procedure of voting submitted to the secretariat.
The suggested drafts of the decision are put to vote.
The Counting Board is suggested to count the votes.
Voting for recall of the Chairman of the Board of Directors and members of the Board of Directors has been carried out by the list.

IT HAS BEEN DECIDED:
1.To withdraw from the Board of Directors:
- Chairman of the Board of Directors - Director General, Kozlovsky Alfred Ivanovich;
- Vice-President of the Board of Directors - Technical Director, Esaulov Gennady Aleksandrovich;
- Members of the Board of Directors: Shifrin Evgeniy Isaevich, Grodensky Michail Alexeevich, Troyan Olga Sergeevna.

Results of voting according to minute No.13 of the meeting of the Counting Board:
"Yea" - 47 538 591 votes that constitute 100 %;
"Nay" - none;
"Abstainers" - none;
"Did not vote" - none.
The decision has passed the vote unanimously.

Voting for election of the Chairman of the Board of Directors and members of the Board of Directors has been carried out for each candidature separately.

IT HAS BEEN DECIDED:
1.To elect the Chairman of the Board of Directors - Director General, Esaulov Gennady Aleksandrovich.

Results of voting according to minute No.13 of the meeting of the Counting Board:
"Yea" - 47 538 591 votes that constitute 100 %;
"Nay" - none;
"Abstainers" - none;
"Did not vote" - none.
The decision has passed the vote unanimously.

2.To elect Kozlovsky Alfred Ivanovich member of the Board of Directors.

Results of voting according to minute No.13 of the meeting of the Counting Board:
"Yea" - 47 536 909 votes that constitutes 99,999 %;
"Nay" - 1 682 votes that constitutes 0,001 %;
"Abstainers" - none;
"Did not vote" - none.
The decision has passed the vote by a majority.

3.To elect Marchenko Vladimir Porfirjevich member of the Board of Directors.

Results of voting according to minute No.13 of the meeting of the Counting Board:
"Yea" - 47 536 910 votes that constitutes 99,999 %;
"Nay" - none;
"Abstainers" - none;
"Did not vote" - 1 681 votes that constitute 0,001 %.
The decision has passed the vote by a majority.

4.To elect Tarasjeva Alexey Mihajlovicha member of the Board of Directors.

Results of voting according to minute No.13 of the meeting of the Counting Board:
"Yea" - 47 538 591 votes that constitute 100 %;
"Nay" - none;
"Abstainers" - none;
"Did not vote" - none.
The decision has passed the vote unanimously.

5.To elect Jarlik Anatoly Borisovich member of the Board of Directors.

Results of voting according to minute No.13 of the meeting of the Counting Board:
"Yea" - 47 538 591 votes that constitute 100 %;
"Nay" - none;
"Abstainers" - none;
"Did not vote" - none.
The decision has passed the vote unanimously.

The general meeting of the Open Joint-Stock Company "Nizhnedneprovsky tube-rolling plant" **Is declared over.**

Chairman of the meeting	*(signature)*	Deliergiev V.V.
Secretary of the meeting	*(signature)*	Tertychko V.D.

Seal

Adequate to the original

Signatures

A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Attachment 7

File No.82-4814

Addition
to Regulations (standard)
of accounting 2

	CODES		
Data (year, month, day)	2002	1	01
Enterprise "Nizhnedneprovsky tube-rolling plant" open joint-stock company" by EDRPOU	05393116		
Territory by KOATUU	1210137200		
Ownership form: **COLLECTIVE OWNERSHIP**	20		
Organ of State control **Open joint-stock companies established on the base of state enterprises** by SPODU	6024		
Branch (type of activity) **PIPES PRODUCTION** by ZKGNG	12140		
Form of economic activity: **production of steel pipes** by KVED	27.22.0		
Unit of measurement: **th.grn.** Control sum			

Address: 6.21, Stoletova str., Dnipropetrovsk, 49081

BALANCE SHEET
as per December 31, 2001

Form No. 1 Code by DKUD 1801001

Assets	Code of line	As per beginning of the year	As per the end of reporting period
1	2	3	4
I. Non-circulating assets			
Intangible assets:			
residual value	010	136.0	96.0
initial value	011	278.0	278.0
wear and tear	012	(142.0)	(142.0)
Construction in progress	020	21499.0	43328.0
Fixed assets: residual value	030	434769.0	416671.0
initial value	031	1093539.0	1105406.0
wear and tear	032	(658770.0)	(688735.0)
Long-term financial investments: accounted by the method of participation in the other enterprises equity	040	23554.0	23554.0
Other financial investments	045	6905.0	6905.0
Long-term accounts receivable	050	6.0	1783.0
Deferred tax assets	060		3089.0
Other non-circulating assets	070		
Goodwill under consolidation	075		
Total, by the section 1	**080**	**486869.0**	**495426.0**
II. Circulating assets			
Stocks: Production stocks	100	110747.0	112827.0
Animals being raised and fattened	110	449.0	672.0
Construction in progress	120	53255.0	41411.0
Finished products	130	39138.0	36096.0
Goods	140	4473.0	4464.0

1	2	3	4
Bills received	150		
Accounts receivable for goods, works, services:			
Net selling value	160	114279.0	240554.0
Initial value	161	117623.0	241048.0
Bad debt reserve	162	(3344.0)	(494.0)
Accounts receivable by settlements: with budget	170	33535.0	18619.0
by advances granted	180	2942.0	10497.0
on accrued profits	190		68.0
on internal settlements	200		
Other current accounts receivable	210	11805.0	16437.0
Current financial investments	220		
Money resources and their equivalents: in national currency	230	480.0	1883.0
in foreign currency	240	7528.0	7979.0
Other circulating assets	250		3486.0
Total, by the section II	**260**	**378631.0**	**494993.0**
III. Deferred costs	**270**	**326.0**	**85.0**
Balance	**280**	**865826.0**	**990504.0**

Liabilities	Code of line	As per beginning of the year	As per the end of reporting period
1	2	3	4
I. Equity			
Authorized capital	300	5389.0	13471.0
Share capital	310		
Additional invested capital	320		36615.0
Other additional capital	330	494298.0	533245.0
Reserve capital	340	10198.0	13975.0
Undistributed profit (uncovered loss)	350	119636.0	245359.0
Unpaid capital	360	( )	(123.0)
Withdrawn capital	370	( )	( )
Accrued exchange rate difference	375		
Total by section I:	**380**	**629521.0**	**842542.0**
Share of the minority	385		
II. Provision of future costs and payments			
Provision of payments to staff	400	5635.0	5941.0
Other provisions	410		
	415		
	416		
Target financing	420	420.0	215.0
Total by section II	**430**	**6055.0**	**6156.0**
III. Long-term liabilities			
Long-term bank credits	440		
Other long-term financial liabilities	450		
Deferred tax liabilities	460	18183.0	
Other long-term liabilities	470	6333.0	6333.0
Total by section III	**480**	**24516.0**	**6333.0**
IV. Current liabilities			
Short-term bank credits	500	18056.0	19487.0
Current indebtedness by long-term liabilities	510		

1	2	3	4
Bills granted	520	23535.0	16512.0
Accounts payable for goods, works, services	530	111873.0	76747.0
Current liabilities by settlements:			
on advances received	540	27523.0	6007.0
with budget	550	2834.0	3654.0
on out-of-budget payments	560	1867.0	1549.0
on insurance	570	4254.0	2367.0
on labor payment	580	11060.0	4315.0
with participants	590	135.0	212.0
on internal settlements	600		
Other current liabilities	610	4597.0	4623.0
Total by section IV	**620**	**205734.0**	**135473.0**
V. Deferred incomes	**630**		
Balance	**640**	**865826.0**	**990504.0**

NOTES:

Legal grounds for regulating matters of accounting methodology and financial statements drawing up are validly secured by the Law of Ukraine titled "On Accounting and Financial Statements in Ukraine" No. 996-XIV dated July 16, 1999, effective from January 1, 2000.

Forms of financial statements and order of their completion are established by the Ministry of Finance, as agreed with the State Statistics Committee of Ukraine.

Reporting period for drawing up financial statements is considered to be a calendar year.

Submitted financial statements are based on principles and methods of disclosing information, regulated by the National Provisions (Standards) of Accounting, used since January 2000.

The main assumptions are principles of charging and continuity.

Measurements of the financial statements' elements are based upon the initial value.

Assets are recognized in the amounts of money resources or fair value of the other costs spent on their purchasing. Liabilities are recognized in the amounts of receipt obtained in exchange for liability.

Accounting of the Company's assets is classified as follows:

- non-circulating assets;
- long-term financial investments;
- stocks;
- accounts receivable;
- money resources.

Fixed assets are recognized as an asset at the initial value.

Initial value of fixed assets is increased by amount of costs connected with improvement of the object (modernization, additional equipping, reconstruction, etc.).

Renewal and repair of assets are represented as costs in the "Report on Financial Results" under spending these costs.

Land is not owned by the Company, but is granted on terms of long-term usage.

Depreciation is calculated in accordance with the legislation in force. Depreciation norms in percents of residual value are stated below:

- buildings and constructions – 5%;
- computers, motor transport, furniture etc. – 25%;
- machines and equipment, and so on – 15%.

Profits and losses from withdrawal of fixed assets are represented in the "Report on Financial Results".

Value of uncompleted capital investments is accounted, corresponding to the amount of sustained costs.

Intangible assets are recorded on the balance at the initial value minus depreciation.

Charging of intangible assets depreciation is made during the term of their effective usage, established at the moment of asset recognition, with the help of straight method.

Long-term financial investments are recorded on the balance at their prime cost.

Financial investments calculated by the method of participation in the equity were not re-evaluated at the date of balance sheet, since the Company considers amount of value changing insignificant.

Inventory holdings are recorded in balance at their prime cost.

Evaluation of stocks is made at the initial prime cost.

Stocks withdrawal is evaluated as follows:

- raw materials, basic materials and semi-finished products - at the weight-average prime cost;
- auxiliary materials, fuel, little-value high-wearing items - by FIFO method;
- goods in retail trade - at selling price.

Transport and procurement costs are entered in separate account and distributed monthly between the amount of the rest of stocks as per the end of reported month and amount of stocks written off within this month.

In accordance with the adopted accounting policy, as based on the principle of prudence and importance of the information, circulating little-value high-wearing items are those irrespective of service life and costing below 300 UAH, as well as those which service life doesn't exceed one year, not depending on cost.

Finished products stock is represented at the prime cost of production.

Value of construction in progress includes direct and production overhead charges.

Within a year, initial value of goods was changing, and value of stocks completely lost was written off to the costs of reporting period.

Accounts receivable for products, works, services are represented in balance sheet at the net selling cost.

Value of bad debt reserves is determined as based on classification of accounts receivable.

Current accounts receivable not connected with selling of products, works, services are considered bad debts and written off the balance, with stating of costs in the structure of other operating costs.

Liabilities are evaluated at the value of their acquisition and recorded on balance till the term of time limitation for claim expires.

Leader ______________________ Esaulov Gennadiy Alexandrovich

(Signature)

Chief accountant ______________________ Plokhiy Mariya Vasilyevna

(Signature)

Seal

Adequate to the original

Signatures ______________________ A.I. Nakhod

Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

AUDITING FIRM
INSIDER-CENTER
Phone/fax: 744-33-06, ph.: 41-68-47, 41-65-30
E-mail: root@insider.dp.ua
49600, 29-A, Naberezhnaya Lenina, Dnepropetrovsk

N01-02/04
21.04.2003

To Open Joint-Stock Company
"Nizhnedneprovsky Tube rolling plant"

To Dnepropetrovsk territorial management of the
State commission on securities and stock market

AUDITOR'S CONCLUSION

Of the independent auditing firm, OJSC "Inside-Center" about adequacy of financial performance of the Open Joint-Stock Company "Nizhnedneprovsky Tube rolling plant"

Under agreement No. 01-16/530030183, dated December 25, 2002, the company with limited liability, firm "Inside Center" that has it head office at the address: 29-A, Naberezhnaya Lenina, Dnepropetrovsk, 49600 (phones (0562) 41-65-30, 744-33-06) and is acting in compliance with the Charter and certificate on registration as the subjects of the auditor activity No. 2459 issued by the Decision of Auditor Chamber of Ukraine No. 98, dated January 26, 2001, valid till January 26, 2006, has carried out an audit of adequacy of financial accounting document of the Open Joint-Stock Company "Nizhnedneprovsky Tube rolling plant" and its financial performance in 2002.

The audit was carried out in Dnepropetrovsk from January 08 till April 18, 2003.

For auditor's check of the Open Joint-Stock Company "Nizhnedneprovsky Tube rolling plant" has submitted information on its financial and economic activity for the period from 01.01.2002 till 31.12.2002.

Responsibility for adequacy and completeness of the submitted information rests upon the management of the Open Joint-Stock Company "Nizhnedneprovsky Tube rolling plant". Our liability was to prepare conclusion by the results of the auditor's check.

The audit was performed in compliance with requirements of the Law of Ukraine "On auditor's activity", "On securities and stock exchange", "On state regulation of the securities market in Ukraine", "On book keeping and financial accounting in Ukraine", National Regulations (Standards) of book keeping, national normative of audits in Ukraine, and other legislative acts.

The scope of the audit has been planned by in compliance with the national norms of auditing so that we were able to reveal substantial mistakes and infringement, which may affect information reported in the financial accounting documents. Auditors checked, using tests, information which reconfirms the digital data in the financial accounting documents.

In the course of the auditor's check, we have estimated the accounting principles used by the company, truthfulness of existence and accuracy of evaluation of assets, owner's entity and liabilities, the degree of the mistake was defined according to the national norms of auditing N11.

We believe that we have received sufficient evidences of the fact that financial reports do not contain essentially unreliable information.

As the result of the auditor's checkm, it was ascertained that:

Full name:
Open Joint-Stock Company "Nizhnedneprovsky Tube rolling plant";

Code by EDRPOU:
05393116;

Location:
21, Stoletova Street, Dnepropetrovsk, 49081.

The company is registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies on December 28, 1994, registration No. 10059-ÀT, Certificate of the state registration (re-registration) of the subject of entrepreneur activity No. 05393116.

Amendments to the constituent instruments:

- Amendments and supplement No. 1 to the Charter of Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" (in its new Edition) are approved by the General Meeting of shareholders (minutes dated 22.05.96 No. 1) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (Order dated 29.05.96 No.394-p);
- Amendments and supplement No. 2 to the Charter of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 2 dated 05.03.97) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (Order dated 23.04.97 No. 394-p);
- Amendments and supplement No. 3 to the Charter of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 3 dated 22.06.98) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (Order dated 27.07.98 No. 762-p);
- Amendments and supplement No. 4 to the Charter of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 4 dated 01.06.99) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 13.07.99 No. 04052092IO0010023);
- Amendments and supplement No. 5 to the Charter of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 5 dated 16.05.2000) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 26.06.2000 No. 04052092IO0010023);
- Amendments and supplement No. 6 to the Charter of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 6 dated 29.03.2001) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 12.05.2002 No. 04052092IO0010023);
- Amendments and supplement No. 7 to the Charter of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 7 dated 14.05.2002) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 05.06.2002 No. 04052092IO0010023)

Main kinds of activity:
The company realizes the activity on the basis and in compliance with the current legislation of Ukraine and the Charter.

Code by ZKGNG	Kinds of activity
12140	Production of pipes
71212	Pharmacy institutions
95130	Design firms, referred to scientific institutions
61124	Erection work
61134	Start-and-adjustment organizations
91514	Polyclinic establishments

The company realizes its foreign trade activities as the subject of foreign trade activities pursuant to the purpose and within the scope of its activity.

The founders of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" are the state on behalf of the Fund of State-owned Property of Ukraine.

Location: 18/9, Kutuzova Street, Kiev, phone (044 295-12-74, and the organization of leasers of the «Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht» registered by the Order of the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies dated 30.12.92 No.1205-p.

The Authorized Fund is established in compliance with the Approval of the Fund of State-owned Property of Ukraine, Act of estimation of the assets cost of the lease enterprise "Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht" that is distributed between the founders as follows:

- Organization of leasers "Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht" - 16 828 240 (sixteen millions eight hundred and twenty eight thousand two hundred and forty) common shares for the amount of 4207060 (four million two hundred seven thousand sixty) hrivnas which make 78.07 % of the Authorized Capital;
- The Fund of State-owned property of Ukraine – 4 725 760 (four million seven hundred and twenty five thousand seven hundred and sixty) of common registered shares for the amount of 1 181 440 (one million one hundred and eighty one thousand four hundred and forty) hrivnas which make 21.93 % of the Authorized Capital;

Privatization of the Company has been completed (Order of the Fund of State-owned property of Ukraine No. 1397 dated December 8, 1997 "On completion of the process of privatization of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant").

The first issue pipe shares was carried out during privatization of the Company by issue of 21 554 000 (twenty one million five hundred and fifty four thousand) common registered shares with par value of 0.25 hrivnas each for the total amount of 5 388 500 (five millions three hundred and eighty eight thousand five hundred) hrivnas.

Additional (second) issue of shares has been carried out in the process of open subscription for 32 331 000 (thirty two millions three hundred and thirty one thousand) common registered shares with par value of 0.25 hrivnas for the total amount of 8 082 750 (eight millions eighty two thousand seven hundred and fifty) hrivnas.

As on 31.12.2002, the Fund of State-owned property of Ukraine has no common registered shares of the company.

Registration of owners of the Company's securities is performed according to the current legislation of Ukraine by the independent registrar, company with limited liability "Alpha-Invest" approved by the General Meeting of shareholders (minutes No. 6, dated 29.03.2001).

Holders of shares whose part in the Authorized Capital exceeds 5 percents are:

- "Allied Steel Holding B.V.";
- "Rosen Asset Management S.A.";
- "Blumberg Industries LLC";
- Company with limited liability, firm "Kuvera".

Accounting is carried out in the form of book-orders basing on principles of revenues and expenses.

To provide adequacy of data in book of financial accounting the company is periodically performing inventory of assets and liabilities.

The remains and errors revealed by inventories of assets are shown in the report on financial results.

The submitted financial accounting documents are based on principles and manners of disclosure of information which are regulated by national Regulations (Standards) of book keeping. Factors of the financial accounting and book keeping coincide with each other.

Accounting policy of the company is based on requirements of normative documents, Order No. 20, dated 03.01.2002. No changes were introduced for the accounting year into the accounting policy of the Company.

Accounting of assets are classified according to normative documents of book keeping:

- Noncurrent assets;
- Long-term assets;
- Stocks;
- Debt receivable;
- Money resources;
- Expenses of future periods.

And recognized by the company pursuant to P(S)BO No. 7 "Fixed assets" as original cost.

Original cost of fixed assets is increased for the amount of expenses related to improvement of the object (modernization, reconstruction, re-equipment, etc.).

Amortization of fixed assets assessed according to the revenue laws.

Amortization of low-value intangible assets is determined to be equal to 50 % at the moment of transfer into operation and 50 % at writing-off from the balance.

Fixed assets are estimated on the balance sheet by the price of acquiring or manufacturing taking in account indexations of 1992-1996, which were used according to the Decrees of the Government. Assessment as on the date of the balance sheet has not been carried out.

Land is not the property of the Company and is in the long-term use.

Cost of the incomplete capital investments has been evaluated depending on incurred expenses.

Intangible assets are shown on the balance sheet by their original cost. Amortization is estimated for the whole period of their useful use which is established from the moment of assets approval by the straight line method and comply with the requirements of P(S)BO No. 8 "Intangible assets".

Income and expenses on leasing of fixed assets of both the leaser and lessor are assessed pursuant to P(S)BO No. 14 "Lease".

Long-term financial investments are estimated and shown on the balance sheet in compliance with P(S)BO No. 12 "Financial investments".

Investments that are taken into account by the method of their participation in the capital of other enterprises as on the date of the balance sheet are not re-estimated because the company deems this amount insignificant.

Initial estimation of acquired and produced stocks complies with the procedure of approval P(S)BO No. 9 "Stocks".

Writing-off of stocks from the balance on production and sales is carried out:

- Raw materials and basic materials – by the average cost price;
- Auxiliary materials, MSP - by FIFO method;
- Goods – by sales price.

The precautionary method of expenses and cost price of the main products accounting is applied.

The cost of incomplete production consists of direct and general products expenses.

The list and structure of general production expenses and expenses for the current period complies with the methodological principles P(S)BO No. 16 "Expenses".

On the balance sheet, the company's debt receivable is shown by their net cost of sale pursuant to P(S)BO No. 10. Debt receivable is separated into long-term and current.

For classification purposes of the indebtedness, the following criteria are used: up to 30 days; 30-60; 60-90; over 90 days.

Calculation of the doubtful debts reserve is conducted according to the methodical recommendations.

In the course of the check, it has been ascertained that situation with mutual payments is confirmed by acts of verification.

The Company does not define the list of related parties.

However, the significant part of sales and purchases is realized by the SPIG "Interpipe" and by significance of relations this company may be deemed as related party. Assessment of assets and liabilities of operations with the SPIG "Interpipe" was performed by the balance sheet value.

Money resources on the balance sheet of the company are resources in national currency and foreign exchange in the cash department, on current accounts with the banks, demand deposits.

The remains in foreign exchange are converted into the accounting currency by the exchange rate of the NBU as on the date of the balance sheet.

Expenses of future periods are shown on the balance sheet and include expenses of the current period that belong to subsequent periods.

The Authorized Fund is equal to 13 471 250 (thirteen millions four hundred and seventy one thousand two hundred and fifty) hrivnas. (First issue – 5 388 500 hrivnas. Second issue – 8 082 750 hrivnas).

As on 31.12.2002, the Authorized Fund is paid off in full.

The Authorized Fund is divided into 53 885 000 (fifty three million eight hundred and eighty five thousand) common registered shares with par value of 0.25 hrivnas each. (First issue – 21 554 000 common registered shares. Second issue – 32 331 000 common registered shares).

The average quantity of common shares which were in turn-over for the period the fiscal year was equal to 53 885 000.

Corrected net profit per one share is 0.3094 hrivnas. The company did not make redemption of its own shares.

The Reserve Fund is formed by annual deductions from the net profit of the company and is intended to cover costs related to compensation for damages and unscheduled costs.

Other additional capital consists of the amounts of fixed assets indexation, renewal of own current assets by the experiment, and freely acquired assets.

The procedure of profit distribution is established by the current legislation, charter and internal normative acts of the company and approved by the General Meeting of shareholders by submission of the Board and coordinated with the Supervisory Council.

On 14.05.2002, the General meeting of shareholders of the Company approved annual results of financial-economic activity of the Company and distributed the profit earned in 2001 to dividends (14 kopecks per 1 share, dividend tax including), and to the Reserve Fund. In 2003, distribution of profit by the results of 2002 has not been made yet.

The General Meeting of shareholders was held on June 19, 2003.

Confirmation, classification and assessment of the company's income has been done by the company pursuant to requirements of P(S)BO No. 15 "Income".

Determination of the balance and taxable profits was carried out in compliance with the current legislation. In the accounting report, the taxable profit from usual activity is shown pursuant to P(S)BO No. 17 "Taxable profit". Estimation of temporary differences influence on calculation of the taxable profit from the accounting income is based on the amount of the deferred taxable assets in 2002 – 9 104 thousand hrivnas. The balance, as on 31.12.2002, of deferred taxable assets is equal to –37 883 thousand hrivnas.

Confirmation, recording and assessment of liabilities complies with the P(S)BO No. 11 "Liabilities".

Liabilities with maturities of over 12 months are shown in the structure the long-term liabilities.

Long-term liabilities are shown on the balance sheet by their current value.

Current liabilities consist of short-term bank credits, issued bills of exchange, accounts payable for the goods, service, current debt for the received prepayments, obligation to the budget, to off-budget funds, for insurance, payment of salaries and wages.

Current liabilities are shown on the balance sheet by the amounts of redemption.

Inventory of liabilities has been made, but not all amounts of liabilities have been confirmed by the acts of verification.

Coverage of disbursements shows the estimated future costs, for the accounting period, of long-service bonus.

Apart from the above limitations, basing of the results of the performed audit procedures, we believe that we may confirm that: assets, obligation and owner's equity shown in the financial accounting documents are confirmed and classified as a whole as complying with the P(S)BO; financial results of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant' s" activity which have been declared in the financial accounting report, as a whole, are true and are shown pursuant to requirements of the P(S)BO; data given in separate forms of the accounting report conform each other; financial accounting (forms 1, 2, 3, 4, and 5) is compiled according to requirements of the Law of Ukraine "On book keeping and financial accounting in Ukraine" dated 16.07.99. No. 996-XIV and Regulations (Standards) on book keeping on the basis of true accounting data and truly represent the financial performance of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" as on 31.12.2002 by the results of operations from 01.01.2002 till 31.12.2002.

Basing on the received accounting data, we have performed the analysis of the financial performance of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant". The Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" is solvent. Analysis of the company's solvency has proved that the company's level of solvency for the period of 2002 has not changed considerably and is proved by the coefficient of solvency. The value of absolute liquidity ratio for the period from 31.12.2001 till 31.12.2002 is equal to 0.07; 0.04. The value of liquidity ratio as on 31.12.2001 was equal to 3.59, as on 31.12.2002 - 3.10.

Financial performance of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" is stable, independent of the attracted sources of finance.

Thus, the value of the ratio of autonomy as on 31.12.2001, and 31.12.2002 and is equal to 0.85; the value of the capital structure coefficient - 0.17.

In 2002, the value of the maneuverability coefficient of the owner's equity was equal to 0.41 as on 31.12.2001 and 0.36 as on 31.12.2002. The above values of the coefficient testify about free use of own resources.

Values of financial coefficients are at the high level.

The Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" is characterized as the liquid, solvent Company, with possibilities of its continuous operation.

Information on financial performance of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" as on 31.12.2002 is attached.

Auditor
Executive Director of
OJSC "Insider-Center"
Certificate Series "A"
No.001778, issued by
The Auditing Chamber of Ukraine
Dated 94.12.27, Decision No. 23
Valid by the decision of the
Auditing Chamber of Ukraine
No. 70 dated 98.10.29. Signature V.V. Zinkevich

Seal

Information on financial performance of the
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"

Estimated parameters of the financial performance and solvency are based on the submitted accounting report as on 31.12.2002.

Analysis of liquidity indices

	December 31, 2000	December 31, 2001	December 31, 2002	Norm
Liquidity ratio:				
General (coverage ratio)	1.84	3.59	3.10	1.0-2.0
Prompt liquidity ratio	0.83	2.18	1.89	0.6 – 0.8
Absolute liquidity ratio	0.04	0.07	0.04	0.25-0.5

The general liquidity ratio (coverage) testifies the sufficiency of current assets for settlement of debts and high level of the Company's solvency.

The intermediate liquidity ratio (current) of 1.89 means that the company is capable to fulfill its short-term liabilities by fast mobilization of debt receivable.

The value of the liquidity ration (urgent) of 0.04 testifies that in case temporary absence of money resources in the current account, other accounts with the bank, the company is not capable to make payments to the associates of the company.

Analysis of the company's solvency has proved that the level of solvency for the period of 2002 has not considerably changed. The company, as on 31.12.2002, has a liquid balance and may liquidate its debts.

Analysis of financial stability

	December 31, 2000	December 31, 2001	December 31, 2002	Norm
Liquidity ratio:				
Coefficient of autonomy	0.73	0.85	0.85	0.25-0.5
Coefficient of liabilities coverage by the owner's equity (structure of the capital)	0.37	0.17	0.17	0.5-1.0
Coefficient of the owner's equity maneuverability	0.27	0.41	0.36	

Coefficient of autonomy shows that the weight of the company's own resources in general sources of finance reaches 73 percents as on 31.12.2000 and 85 percents as on 31.12.2001 and 31.12.2002, that is, the financial performance of the company is independent of external sources of finances.

Coefficient of liabilities coverage by the owner's equity (structure of the capital) testifies that the weight of attracted resources in the total amount of resources equals, as on 31.12.2002, 17 percents.

Coefficient of the owner's equity maneuvering has a positive dynamics and testifies that 36 percents of its own resources are in such forms which allow free maneuvering, that is, they may be used for acquiring of current assets.

Conclusion: the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" is characterized as the liquid, solvent company, financial performance of which is independent of attracted sources of finance, and it is capable of continuous operation.

Auditor,
Executive Director of
OJSC "Insider-Center"
Certificate Series "A"
No.001778, issued by
The Auditing Chamber of Ukraine
Dated 94.12.27, Decision No. 23
Valid by the decision of the
Auditing Chamber of Ukraine
No. 70 dated 98.10.29. Signature V.V. Zinkevich

Seal

Adequate to the original

Signatures A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Attachment 19

File No.82-4814

"Bulletin. Tsinni Papery Ukrainy" Newspaper , dated 23.06.2003, No. 147-148

Information on Changes in the Issuer Officials Staff

Post	Surname, name and initials	Share in the Issuer Authorized capital (%)	Changes (Appointed/ Dismissed)	Date of resolution
Chairman of Supervisory Board	Olexandr Ivanovych Kyrychko		Dismissed	19/06/2003
Member of Supervisory Board	Sergyi Viktorovych Besednov	0.01000	Dismissed	19/06/2003
Member of Supervisory Board	Norbert Stadler		Dismissed	19/06/2003
Member of Supervisory Board	Olga Sergyiyvna Troian		Dismissed	19/06/2003
Candidate Member of Supervisory Board	Olexandr Ivanovych Zalis'kyi		Dismissed	19/06/2003
Candidate Member of Supervisory Board	Andriy Mykolaiovych Korotkov		Dismissed	19/06/2003
Candidate Member of Supervisory Board	Dmytro Eduardovych Bilokurov		Dismissed	19/06/2003
Board Member	Anatoliy Borysovuxh Yarlik	0.13000	Dismissed	19/06/2003
Board Member	Oleksiy Mykhailovych Tarasiev		Dismissed	19/06/2003
Board Member	Volodyyr Porfyrovych Marchenko	0.06300	Dismissed	19/06/2003
Chairman of Auditing Commission	Oleksiy Olexandrovych Melykidze	0.02000	Dismissed	19/06/2003
Member of Auditing Commission	Mykola Petrovych Ivashchenko	0.00500	Dismissed	19/06/2003
Member of Auditing Commission	Volodyyr Porfyrovych Usachiov	0.00700	Dismissed	19/06/2003
Member of Auditing Commission	Tamara Yukhymivna Gorun	0.00030	Dismissed	19/06/2003
Member of Auditing Commission	Katerina Mykhailivna Shekhovtseva		Dismissed	19/06/2003
Member of Auditing Commission	Sergyi Mykolaiovych Burov		Dismissed	19/06/2003
Member of Auditing Commission	Kostiantyn Victorovych Riabov		Dismissed	19/06/2003
Member of Supervisory Board	Olexandr Ivanovych Kyrychko		Appointed	19/06/2003
Member of Supervisory Board	Liudmyla Grygorivna Bondarenko	0.00020	Appointed	19/06/2003
Member of Supervisory Board	Olga Sergyiyvna Troian		Appointed	19/06/2003

Membership	Full Name	Is in possession of a share in authorized capital of the issuer (%)	Changes (appointed/dismissed)	Date of decision
Member of Supervisory Board	Gennadiy Tarasovych Krykun		Appointed	19/06/2003
Candidate Member of Supervisory Board	Olexandr Ivanovych Zalis'kyi		Appointed	19/06/2003
Candidate Member of Supervisory Board	Andriy Mykolaiovych Korotkov		Appointed	19/06/2003
Candidate Member of Supervisory Board	Yevgen Mykolaiovych Kopaiev		Appointed	19/06/2003
Board Member	Olexandr Ivanovych Nakhod		Appointed	19/06/2003
Board Member	Sergyi Viktorovych Besednov	0.01000	Appointed	19/06/2003
Board Member	Victor Ivanovych Nechaiev	0.00062	Appointed	19/06/2003
Member of Auditing Commission	Oleksiy Olexandrovych Melykidze	0.02000	Appointed	19/06/2003
Member of Auditing Commission	Katerina Mykhailivna Shekhovtseva		Appointed	19/06/2003
Member of Auditing Commission	Sergyi Mykolaiovych Burov		Appointed	19/06/2003
Candidate Member of Auditing Commission	Mykola Petrovych Ivashchenko	0.00500	Appointed	19/06/2003
Candidate Member of Auditing Commission	Tamara Yukhymivna Gorun	0.00030	Appointed	19/06/2003
Notes	The Company's officials have no unredeemed previous convictions for delinquencies and official malfeasance. Changes in membership of Supervisory Board, Governing Board and Auditing Commission took place on the grounds of decision of a general meeting of shareholders of Nizhniodniprovs'skyi Tube-Rolling Plant Public Company, Minutes No. 8 dtd June, 19 2003.			

Adequate to the original

Signatures

A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Україна місто Дніпропетровськ Відкрите акціонерне товариство «Нижньодніпровський трубопрокатний завод» * 05393116 *

Attachment 20

File No.82-4814

Information on the registrar

Item	Company with limited liability "Alpha – Invest"
Legal status	Company with limited liability
Code according to UDRPOU	24995460
Code of territory according to KOATUU	
Territory (region)	Dnepropetrovsk
District	Babushkinsky
Mail address	49600
City (town)	Dnepropetrovsk
Street, building	Lenin 17/96
Country phone code and phone number	0562 36-13-54
Fax	36-13-54
E-mail	ALFA@kdb.dp.ua
WWW-address	N/V
License (permit) number for this kind of activity	AA 241048
License (permit) date of issue	October 15, 2001
State bode that issued the license	The State Committee on securities and stock exchange

Code of the territory according to KOATUU (SPATO) – 1210136600.

In section "Information on the Register" there is no information on the WWW – address because the company with limited liability "Alpha-Invest" has no its own WEB – site in the Internet.

Adequate to the original

Signatures

A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Attachment 21

File No.82-4814

"Dnepr Vecherniy" Newspaper, dated 23.04.2003 No.62

To the attention of share holders
of Open Joint Stock Company "Nizhnedneprovsky Tube Rolling Plant"

The General Meeting of shareholders of OJSC "Nizhnedneprovsky Tube Rolling Plant" will take place on June 19, 2003 at 14-00 o'clock in Culture Palace "Metallurg", in address: Dnepropetrovsk, Kosiora St., 27.

Agenda:

1. Approval of report of Company Board about the results of activity in year 2002 and approval of main directions of Company activity for year 2003.
2. Approval of report and conclusions of Company Auditing Committee on results of carrying out of audits of financial and economical activity of the Company in year 2002.
3. Approval of annual results of financial and economic activity of the Company in year 2002, the order of profits distribution.
4. Approval of basic parameters of financial and economic activity of the Company for year 2003.
5. Introduction of changes to Company's Charter.
6. Withdrawal and election of the members of Supervisory Committee, candidates to members of Company's Supervisory Committee.
7. Withdrawal and election of the members of the Board.
8. Withdrawal and election of the members of Company's Auditing Committee.

The registration will be effected at the meeting site on June 19, 2003 from 11-00 till 13-40 o'clock.

For participation in the meeting the shareholders shall have:

- shareholders - identity card (document) and certificate of stock or provisional certificate of title for registered securities;
- shareholder's representatives - power of attorney drawn up as prescribed by laws in force and identity card (document).

The shareholders can familiarize themselves with materials related to the agenda personally in address: Dnepropetrovsk, Kosiora St., 27, before the opening of General Meeting.

Additional information can be obtained by telephones:
(0562) 35-83-47, 34-94-66
The Board

"Delovaya Ukraine" Newspaper, dated 25.04.2003 No. 28

To the attention of share holders
of Open Joint Stock Company "Nizhnedneprovsky Tube Rolling Plant"

The General Meeting of shareholders of OJSC "Nizhnedneprovsky Tube Rolling Plant" will take place on June 19, 2003 at 14-00 o'clock in Culture Palace "Metallurg", in address: Dnepropetrovsk, Kosiora St., 27.

Agenda:

9. Approval of report of Company Board about the results of activity in year 2002 and approval of main directions of Company activity for year 2003.
10. Approval of report and conclusions of Company Auditing Committee on results of carrying out of audits of financial and economical activity of the Company in year 2002.
11. Approval of annual results of financial and economic activity of the Company in year 2002, the order of profits distribution.
12. Approval of basic parameters of financial and economic activity of the Company for year 2003.
13. Introduction of changes to Company's Charter.
14. Withdrawal and election of the members of Supervisory Committee, candidates to members of Company's Supervisory Committee.
15. Withdrawal and election of the members of the Board.
16. Withdrawal and election of the members of Company's Auditing Committee.

The registration will be effected at the meeting site on June 19, 2003 from 11-00 till 13-40 o'clock.

For participation in the meeting the shareholders shall have:

- shareholders - identity card (document) and certificate of stock or provisional certificate of title for registered securities;
- shareholder's representatives - power of attorney drawn up as prescribed by laws in force and identity card (document).

The shareholders can familiarize themselves with materials related to the agenda personally in address: Dnepropetrovsk, Kosiora St., 27, before the opening of General Meeting.

Additional information can be obtained by telephones:
(0562) 35-83-47, 34-94-66
The Board

<u>"Pridneprovsky metalwoker" Newspaper, dated 25.04.2003 No.18</u>

To the attention of share holders
of Open Joint Stock Company "Nizhnedneprovsky Tube Rolling Plant"

The General Meeting of shareholders of OJSC "Nizhnedneprovsky Tube Rolling Plant" will take place on June 19, 2003 at 14-00 o'clock in Culture Palace "Metallurg", in address: Dnepropetrovsk, Kosiora St., 27.

Agenda:

17. Approval of report of Company Board about the results of activity in year 2002 and approval of main directions of Company activity for year 2003.
18. Approval of report and conclusions of Company Auditing Committee on results of carrying out of audits of financial and economical activity of the Company in year 2002.
19. Approval of annual results of financial and economic activity of the Company in year 2002, the order of profits distribution.
20. Approval of basic parameters of financial and economic activity of the Company for year 2003.
21. Introduction of changes to Company's Charter.
22. Withdrawal and election of the members of Supervisory Committee, candidates to members of Company's Supervisory Committee.
23. Withdrawal and election of the members of the Board.
24. Withdrawal and election of the members of Company's Auditing Committee.

The registration will be effected at the meeting site on June 19, 2003 from 11-00 till 13-40 o'clock.

For participation in the meeting the shareholders shall have:

- shareholders - identity card (document) and certificate of stock or provisional certificate of title for registered securities;
- shareholder's representatives - power of attorney drawn up as prescribed by laws in force and identity card (document).

The shareholders can familiarize themselves with materials related to the agenda personally in address: Dnepropetrovsk, Kosiora St., 27, before the opening of General Meeting.

Additional information can be obtained by telephones:
(0562) 35-83-47, 34-94-66
The Board

Adequate to the original

Signatures ______________ A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Attachment 22

File No.82-4814

REGISTERED	APPROVED
By the Executive Committee of Dnepropetrovsk City Council	By the meeting of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" dated June 19, 2003
Date of state registration "30" July 2003	
Registration case No. 0405209IO0010023	Minutes No. 8 (these changes are the integral part of Constituent Instruments)
First Deputy Mayor	
_______________ Krupsky A.F. (Signature)	
Seal	

CHANGES AND SUPPLEMENT No. 8

To the constituent instruments of the Open Joint-Stock Company

"Nizhnedneprovsky tube rolling plant"

Identification code No. 05393116, registered by the Executive Committee of the Dnepropetrovsk City Council of People's Deputies, date of registration 28.12.1994, registration No. 10059-AT, taking into account changes (supplements), registered by orders No. 394-pipe dated 29.05.1996, No. 394-pipe dated 23.04.1997, No. 762-p dated 17.07.1998, No. 0405209IO0010023 dated 13.07.1999, No. 0405209IO0010023 dated 26.06.2000, No. 0405209IO0010023 dated 12.04.2001, No. 0405209IO0010023 dated June 5, 2002 by the Executive Committee of the Dnepropetrovsk City Council of People's Deputies in the new revision of the Statute.

Dnepropetrovsk

2003

STATUTE

OF THE OPEN JOINT-STOCK COMPANY

"NIZHNEDNEPROVSKY PIPE-ROLLING PLANT"

Dnepropetrovsk

The Open Joint-Stock Company "Nizhnedneprovsky pipe-rolling plant" (hereinafter - "Company") has been created by way of reorganization of the lease-hold enterprise "Nizhnedneprovsky pipe-rolling plant named after Karl Leibkchneht " under the Articles of incorporation dated 28 December, 1994, No. 72-AT between the Fund of the State Property of Ukraine and the organization of leaseholders of the Nizhnedneprovsky tube-rolling plant named after Karl Leibkchneht according to the Law of Ukraine "On privatization of the property of state enterprises " and the Decree of the Cabinet of Ministers of Ukraine No. 57-93 dated 20 May, 1993 "On privatization of the complete property of the state enterprises and their leased parts".

ARTICLE 1. Name and location of the Company

1.1. The full name of the Company in the Ukrainian language:
The Open Joint-Stock Company " Nizhnedneprovsky pipe-rolling plant ".
1.2. The short name of the Company in the Ukrainian language:
OJSC "NTZ".
1.3. The name in the English language:
"Nizhnedneprovsky tube-rolling plant".
1.4. Registered address of the Company:
21 Stoletova Street, Dnepropetrovsk, 49081, Ukraine.

ARTICLE 2. Founders and shareholders of the Company

2.1. The Founders of the Company are the state represented by the Fund of the State Property of Ukraine and the organization of the leaseholders of the Nizhnedneprovsky tube-rolling plant named after Karl Leibkneht, registered by the Order of the Executive Committee of the Dnepropetrovsk City Council of People's Deputies dated 30.12.1992, No. 1205-p.

2.2. Shareholders of the Company are:

- Former members of the organization of the leaseholders of the Nizhnedneprovsky tube-rolling plant named after Karl Leibkneht;
- Individuals and legal persons of Ukraine which have became holders of shares of the Company during privatization;
- Individuals and legal persons which have acquired the shares under the current legislation or have otherwise acquired the property right to the shares.

2.3. Shareholders of the Company have the right:

- To participate in management of the Company according to the procedure provided by this Statute;
- To participate in distribution of the profit of the Company and to receive their part (dividends). The right to receive part of the profit (dividends) should be proportional to the part of the Company's share held by any shareholder who is registered as the shareholder of the Company before the date dividends payment;
- To receive information on their personal accounts, as well as information on the Company's business. By the request of the shareholders the Company is obliged to submit the annual balance, reports of the Company on it business, protocols of the meetings to them;
- To leave the Company in accordance with established procedure;
- To receive that part of the Company's property in case of its liquidation that is proportional to the nominal cost of the Company's shares held by them;
- To sell, present, exchange, mortgage, inherit, issue the will to all or the part of the shares that are held by him;
- To have the priority of buying the shares of future issues;
- To transfer control over shares (including the right to vote) to other persons;
- And any other actions, which are legal under the legislation.

2.4. Shareholders of the Company are obliged:

- To adhere there is the wording of the constituent instruments of the Company and to execute decisions of the general meeting and governing bodies of the Company ;
- To fulfill their obligations with respect to the Company including related to property participation, as well as to pay for the shares at the rate and according to the procedure and by means, stipulated by the legislation;

- To not disclose commercial secrets and confidential information on the Company's business;
- To fulfill other obligations, if they are envisaged by the legislation of Ukraine.

2.5. Shareholders should be liable for the Company's obligations within the limits of shares owned by them. In case of any shortage of the Company's money, shareholders who have not completely paid up their shares should be liable for the Company's obligations within the limits of the unpaid amount.

ARTICLE 3. Purpose and scope of the Company' s business

3.1. The main purpose of the Company's business is organization of the effective economic business to obtain profit.

3.2. The scope of the Company's business is:

- Manufacture and sale of steel, metal pipes, solid wheels, ring-type products and tires, other industrial products, including the ones produced on conditions of goods made on commission;
- Manufacture and sale of consumer goods;
- Scientific and experimental work and scientific and technical developments and their introduction into production;
- Designing, manufacture, erection, repair, start-up and adjustment works and technical maintenance of the non-standard equipment;
- Manufacture, promotion and sale of software;
- Implementation of designing, experimental, technological, computing works in different fields;
- Manufacture of agricultural produce;
- Sale - purchasing, marketing and exchange business;
- Commission business, consignment services, warehouse services;
- Supply and transmission of electrical energy, thermal energy, natural gas;
- Processing of production waste products, secondary raw materials;
- Rendering different services to the community and enterprises, including housing-and-municipal, medical, advisory, expert and legal ones;
- Rendering medical services, granting of paid medical services;
- Wholesale and retail sale of medicines;
- Wholesale and retail trading;
- Providing different personal services to the community;
- Training, re-training and improvement of professional skills of workers and specialists;
- Providing home and international transportation of passengers and cargoes by road, railway and other types of transport, rendering of forwarding services;
- Collecting solid waste products which contain precious metals and jewels and their scrap;
- Rendering security services, providing protection to the Company's property and checkpoint services by the security personnel armed with the army rifled weapon;
- Manufacture, wholesale and retail sale of commercial concretes, mortars, reinforced-concrete items and structures;
- Manufacture and sale of personal protection means;
- Pre-school education;
- Collection, storage, processing, transportation, sale of scrap and waste of ferrous and nonferrous metals;
- Engineering research and design works, engineering works in construction;
- Rendering services to other organizations and enterprises in the field of technical and technological inspection, metrological maintenance, quality control of products and technological processes;
- Purchasing, import, storage, sale of precursors for manufacture purposes;
- Rendering of paid services of training at special courses;
- Culture-educational business, rendering services of cultural-community actions;
- Physical-sanitation, sports activity: organization and holding of professional and amateur sport events, preparation of sportsmen to competitions in different events developed in Ukraine.

The Company is engaged in all kinds of business, which require licensing or special permission only after being granted such licenses or special permissions.

3.3. The Company realizes foreign trade activity as the subject of the foreign trade activity following the purpose and the scope of its business. The Company has the right to be a part of all export-import transactions that are stipulated by the legislation of Ukraine, including entering any foreign economic contracts of sale and purchase, of supply, commodity exchange, operation with goods made on commission, intermediary, commissions, consignment, rendering services and implementation of works, storage services, transport, leases and likewise.

ARTICLE 4 Legal status of the Company

4.1. The Company is the legal entity from the date of its state registration.

4.2. The Company realizes its business on the basis and according to the current legislation of Ukraine, as well as this Statute.

4.3. The Company is the assignee of the leasehold enterprise "Nizhnedneprovsky pipe-rolling plant named after Karl Leibkneht".

4.4. The Company has the independent balance, payment (current) and other accounts in banking establishments, the seal, stamps with its name on them, as well as the firm (trade) mark and the trademarks, which are approved by the Board of Directors of the Company and are registered by the Chamber of Commerce and Industry.

4.5. The Company is liable for its obligations within the limits of its property in compliance with the current legislation.

4.6. The Company may enter into any civil and legal relations with Ukrainian and foreign entities and individuals that are stipulated by the current legislation of Ukraine. The Company may sign contracts, enter into agreements and be a part of any other arrangements, which relate to sale and purchase, lease, commissions, services, insurance, assignments, contracts, transport, storage, and may carry out any other legal actions in conformity with the current legislation of Ukraine.

The Company has, on its own behalf, the right to acquire property and private non-property rights, to bear responsibility, to act as the claimant and the respondent in the Court of Arbitration and Arbitration Tribunal.

The Company has the right to acquire and transfer the right to possess and use guarding documents, security technologies, and scientific and technical information.

4.7. The Company is free to dispose of fund paid to its bank accounts with observance of the state standard and legal acts valid at that moment.

4.8. The Company has the right to issue securities, as well as the right to make transactions with securities and their derivatives according to the current legislation.

4.9. The Company has the right:

- To set up an association with any other subjects of the economic activities;
- To be the founder and the participant of various economic companies and legal entities of other management and legal status;
- To carry out investment business in Ukraine and beyond its boarders;
- To be the founder and the participant of charitable organizations and funds.

4.10. The Company has the right to establish, within the territories of Ukraine and beyond its boarders, branches and representation offices, as well as subsidiaries according to the current legislation of Ukraine and the legislation of the state and place of their registration. Management of their activity should be carried out by persons who should be appointed by the Board of Directors of the Company.

Subsidiaries established by the Company, its branches and representations offices may be vested with the fixed capital and circulating assets, which are the property of the Company.

Branches and representation offices of the Company should act on the basis of the Regulations on their business. The head of a branch and the head of a representation office should act on the basis of the Power of Attorney that is issued by the Company. Branches and representation offices are not legal entities.

Subsidiaries of the Company, which are legal entities, should not be liable for obligations of the Company, and the Company should not be liable for their obligations.

4.11. The Company may send its experts abroad on a business trip, with the purpose of training, re-training and familiarization with the experience of other organizations and activity of other firms and enterprises, accumulation of business information, participation in negotiations, exhibitions, auctions, establishment of business contacts.

4.12. The Company, in compliance with the current legislation of Ukraine, has the right to employ Ukrainian and foreign experts, and to independently determine the forms, amounts and type of payment for their services, including payment in foreign exchange and in kind, to create temporary creative groups.

4.13. The Company has the right to receive currency credits and investments from foreign partners and other investors. In this case the currency should be used by it in it sole discretion and in compliance with the current legislation. The state should not be responsible for the credits and investment received by the Company.

4.14. The Company may participate or cooperate, in this or that form, with international public and other organizations and funds, to enter into international systems and organizations, etc. The Company may participate in the international cultural and scientific exchange activity.

4.15. Foreign economic agreements (contracts, arrangements) which are entered into by the Company should be signed by the Chairman of the Board of Directors, the Director General or by other Members of the Board duly authorized to act without the Power of Attorney following the joint decision of the Board of Directors and the Supervisory Council, as well as by the person authorized by the appropriate Power of Attorney.

ARTICLE 5. Authorized Fund and Property of the Company

5.1. The Authorized Fund of the Company is equal to 13 471 250 (thirteen million four hundred seventy one thousand two hundred fifty) hrivnas.

5.2. The Authorized Fund is divided into 53 885 000 (fifty three million eight hundred eighty five thousand) common registered shares with the nominal price of 0,25 hrivnas each.

5.3. The initial distribution of shares has been carried out according to the Constituent Instrument No. 72-AT dated 28.12.1994. In case of further redistribution of shares changes to the Constituent Instruments should not be made.

5.4. The property of the Company consists of the fixed capital and circulating assets, as well as values, the cost of which is shown on the balance sheet of the Company.

5.5. The Company is the owner of:

- The property handed over to it by the founders;
- The property received as a result of its financial and economic activity;
- The received incomes;
- Other property obtained from the activity not forbidden by the legislation.

The Company possesses, uses and disposes of the property according to the purposes of its activity.

5.6. The Company has the right to sell or transfer to legal entities and citizens, to exchange, to lease, to grant free of charge in the temporary usage or to rent buildings, structures, equipment, vehicles, stock, raw materials and other values, which belong to it, as well as to write them off the balance.

5.7. The Company, following the decision of its general meeting has the right to change (to increase or to reduce) the size of the Authorized Fund.

5.8. Increase of the Authorized Fund should be carried out following the procedure established by the State Committee on securities and stock market by way of issues of new shares, exchange of bonds for the shares or increase of the shares face value.

5.9. The size of the Authorized Fund may be reduced by way of:

- Reduction of the face value of the shares;
- Reduction of the number of shares through their redemption by the Company from the shareholders with the purpose of cancellation of these shares.

The decision on reduction of the Authorized Fund of the Company should be made following the same procedure as its increase, with no objections on the part of the creditors.

In case of reduction of the Authorized Fund the shares which have not been presented for cancellation should be deemed as void, but not earlier than 6 months after sending the notice about it to all shareholders by way of publishing the same in newspapers and informing about holding of the general meeting.

5.10. Changes to the Statute relating to changes in the size of the Authorized Fund should be registered.

ARTICLE 6. Securities of the Company

6.1. The Company issues the common registered shares in the documentary form for the amount of its Authorized Fund and according to the legislation of Ukraine and requirements approved by the State Committee on securities and stock market. In case of additional issue of the shares without registration of the preceding issue of the shares all sale-purchase contracts and shares of the additional issue should be deemed void. The Company should provide its shareholders with certificates of the shares following the procedure and within the terms that had been stipulated by the current legislation.

6.2. Each share of the Company with the face value of 0,25 hrivnas should give the shareholder the right to one vote during decision-making on all issues, which are considered at the meeting of shareholders of the Company.

6.3. Issue of the shares and information on such issue of the shares should be carried out according to the procedure approved by the State Committee on securities and stock market.

6.4. Shareholders should be free to dispose of the shares, which belong to them and in compliance with the current legislation.

6.5. A share is indivisible. If one and the same share belongs to several persons, all of them should be defined by one principle of the share and may realize their right through one of them or through their common representative.

6.6. The Company has the right to redeem its shares following the procedure stipulated by the legislation of Ukraine. Such shares should be sold or cancelled within the time period not exceeding one year.

6.7. The Company should provide for record-keeping and submission of the report on the shares according to the current legislation, entering into the appropriate agreement on keeping the Register of Holders of the nominal securities with any legal person who has received the appropriate permission to keep the Register of Holders of the nominal securities.

6.8. The Company should have the right to issue bonds and distribute them among legal entities and individuals. The bonds confirm obligations of the Company to reimburse the face value of the bond to its holder according to the term stipulated by it with payment of the fixed interest.

The decision to issue the bonds should be accepted by the Supervisory Council.

The Company should be allowed to issue bonds for the amount not exceeding 25 percents of the size of the Authorized Fund, and only after complete payment of all issued shares.

6.9. The Company should have the right to issue bills of exchange and other securities according to the current legislation.

ARTICLE 7. Procedure of profit and losses distribution

7.1. The profit of the Company should be formed from earnings received from the economic activity after covering of the material and equal expanses and work payments. Taxes and other payments to the budget that are stipulated by the legislation of Ukraine should also be deduced from the earnings. The net profit received after deduction of the above payments should remain in the complete disposal of the Company.

7.2. The procedure of the net profit and losses distribution should be determined according to the current legislation, this Statute and internal normative acts of the Company and approved by the general meetings of shareholders after its submission by the Board of Directors and the preliminary approval by the Supervisory Council.

7.3. The Company should have the right to form reserve funds following the decision of the general meetings of shareholders, the funds that are stipulated by the legislation should be obligatory formed in the amount stipulated by the legislation.

The purpose and the size of the reserve funds, if any, should be annually approved by the general meetings of shareholders.

The procedure of formation and utilization of the reserve funds should be determined by the Supervisory Council.

The means from the reserve funds should be used by the Board of Directors after receiving approval of the Supervisory Council.

7.4. Share dividends should be paid to the shareholders by the results of the calendar year once a year and should be in proportion to the number of the shares owned by them within the limits of the fund approved by the general meetings of shareholders.

ARTICLE 8. The Company's bodies of management

8.1. The Company should be managed by its bodies:
- The general meeting of shareholders;
- The Supervisory Council;
- The Board of Directors of the Company;
- The Auditing Committee.

In case of liquidation, management of the Company should be carried out by the Liquidation Commission, which realizes such management according to the procedure determined by this Statute and legislation.

8.2. General meetings of shareholders.

8.2.1. The supreme body of the Company is the general meeting of shareholders.

8.2.2. The general meeting has a decision-making powers of:

a) Determining the main directions of the Company's business, approval of its plans and reports on their performance;

b) Introduction of changes into the Statute of the Company;

c) Election and recall of the members for the Board of the Joint-Stock Company (Supervisory Board). Election and recall of the candidates of the members of the Supervisory Board;

d) Election and recall of the Chairman of the Board of Directors - the Director General and the members of the Board;

e) Election and recall of the members of the Auditing Committee, candidates to the members of the Auditing Committee;

f) Approval of annual results of the Joint-Stock Company's business, including its subsidiaries, approval of reports and decisions of the Auditing Committee on distribution of profit, the period and procedure of payment of the part of the profit (dividends), determination of the procedure of losses coverage;

g) Establishment, reorganization and liquidation of subsidiaries, branches and representation offices, approval of their Statutes and regulations;

h) Establishment of economic companies, as well as participation in associations of enterprises, if their constituent instruments stipulate for contributions to the authorized fund;

i) Decision-making on bringing to property account of the Officers of the managing bodies of the Company;

j) Decision-making on redemption by the Joint-Stock Company of shares which have been issued by it;

k) Determination of reimbursement to the members of the Supervisory Board for their services;

l) Approval of agreements (contracts) concluded for the amount exceeding 10 percents of the Company's assets, calculated and based on the balance at the last accounting date;

m) Decision-making on termination of the Company's business, appointment of the Liquidation Commission, approval of the Liquidation balance;

n) Decision-making on transfer of the right to keep the Register of holders of shares;

o) Other issues related to the Company's business.

The general meetings of shareholders may delegate some of its functions and powers to other management bodies of the Company. Powers provide by items "b", "f", "g", "m", "n" are the exclusive competency of the general meetings of shareholders.

8.2.3. Shareholders have the right to participate in the meeting personally or through the representatives who are given the officially power of attorney. Voting should be performed by the principle: one share - one vote.

8.2.4. General meetings are recognized competent for decision-making if shareholders who have in aggregate more than 60 percents of votes participate in such meetings.

8.2.5. The following issues should be decided by the majority of 3/4 votes of shareholders of the general meeting:
- Changes of the Statute of the Company ;
- Decision-making on termination of the Company's business;
- Creation and termination of the business of the subsidiaries, branches and representation offices.

8.2.6. All other issues should be decided by the common majority of shareholders who are present at the general meeting.

8.2.7. Regular general meetings should be convened once a year. Regulations and procedure of convocation of an extraordinary meeting are determined according to the current legislation of Ukraine. Proposals to the agenda of the meeting submitted by the shareholders, which hold more than 10 percents of votes are obligatory for the agenda.

Holders of registered shares should be personally informed on the general meetings of shareholders and in writing. In addition, information on the date, time, place and the agenda of the general meeting of shareholders should be printed in the local press and in one of official newspapers of the Supreme Soviet of Ukraine, the Cabinet of Ministers of Ukraine or the State Committee on securities and stock market. The notice of the general meeting should be send not less than 45 days prior to convocation of the general meeting. The decision on changes to the agenda should be made to known to all shareholders not later than 10 days prior to the date of the meeting by publication in the above-stated prints.

The notice of the next general meeting purposed to adopt the decision on changes of the Authorized Fund of the Joint-Stock Company should contain information that is stipulated by the current legislation.

8.2.8. Decisions made by the general meeting of shareholders should be obligatory for execution by the management bodies and shareholders of the Company.

8.3. The Supervisory Board.

8.3.1. The Supervisory Board is the collegiate body that represents the shareholders between the general meetings, supervises and regulates the work of the Board of Directors.

By the decision of the general meeting the Supervisory Board may be granted certain powers that are referred to the competency of the general meeting.

8.3.2. The Supervisory Board consists of 7 members and 3 candidates who are appointed at the general meetings for the period of 3 years. Members of the Supervisory Board, as well as candidates, may recall be ahead of time by the decision of the general meeting.

8.3.3. The Supervisory Board elects the Chairman and the Vice-President from its members for the time of their stay in office in the Supervisory Board.

8.3.4. Members of the Supervisory Board and its candidates may not be members of the Board of Directors, members of the Auditing Committee and candidates into the members of the Auditing Committee.

8.3.5. Members of the Supervisory Board are the officials of the Company.

8.3.6. The Supervisory Board has the following powers:

- Control over the work of the Board of Directors;
- Consideration of reports of the Board of Directors and officials of the managing bodies of the Company;
- Approval of the procedure of the use of the reserve funds created by the Company, to grant permission to use the means from the reserve funds by the Board of Directors according to the to their purpose;
- Approval of local regulations, except for the list of staff and the employees' powers and duties which should be approved by the Board of Directors;
- Coordination of decisions of the Board of Directors concerning the terms of payment of the heads of subsidiaries, branches, and representation offices, as well as persons authorized to be in charge of some part of business in other companies (enterprises, associations);
- Joint with the Board of Directors approval of the Company's structure;
- Decision-making on purchase and disposal of shares and bonds, except for cases of the buying the Company's own shares;
- Between the general meetings of shareholders, dismiss the Chairman of the Board of Directors from office - the Director General and members of the Board of Directors by their initiative and in case of impossibility of further fulfillment of their duties, and appointment of the new head of the Board of Directors - the Director General and members of the Board of Directors for the period of time till the next general meetings of shareholders;
- Decision-making on participation in associations of enterprises, except for cases related to competency of the general meetings of shareholders;
- Decision-making on investments of the Company ;

- Determination of the terms of payment to the Chairman and members of the Board of Directors of the Company, the conclusion of the contract with the Chairman of the Board of Directors - the Director General;
- Decision-making on mortgage of the Company's property;
- Decision-making on issue of guarantees and bonds;
- Organization of the extraordinary audits and inspections of the financial and economic activity of the Company;
- Coordination of decisions of the Board of Directors related to appointment of officials authorized to manage on behalf of the Company subsidiaries, branches, representation offices and corporate rights (parts, shares, etc) of other economic companies (enterprises, associations);
- Decision-making on the necessity of the extraordinary general meetings of shareholders;
- Formation of the agenda of the extraordinary meetings of shareholders which are convoked by the written request of the Supervisory Board;
- Coordination of actions of the Board of Directors concerning preparation and holding of the general meetings of shareholders;
- Consideration of reports of the Auditing Committee by the results of the year and other checks of the Company;
- Approval of reports, balance sheets of the Company for one quarter of the year submitted by the Board of Directors and planned targets for the next accounting period. Approval of the annual and quarter budgets of the Company;
- Control over fulfillment of decisions of the general meeting of shareholders;
- Decision-making on granting on lease the property of the Company;
- Decision-making on borrowing long-term credits by the Company;
- Coordination of decisions of the Board of Directors concerning granting short-term liabilities for the amount, in aggregate, not exceeding 5 percents of the size of the assets of the Company minus accounts payable determined on the last accounting date;
- Decision-making on participation and suspension of the Company's participation in joint business;
- Decision-making together with the Board of Directors on granting powers to certain members of the Board to act without the power of attorney on behalf of the Company;
- Coordination of decisions concerning appointment and dismissal of the Deputies of the Director General of the Company, chiefs of structural subdivisions who are directly subordinated to the Board of Directors, Deputies of the Director General;
- In the period of time between the general meetings of shareholders election of candidates into the members of the Supervisory Board by the members of the Supervisory Board;
- In the period of time between the general meetings of shareholders election of candidates into the members of the Auditing Committee by the members of the Auditing Committee;
- Approval of terms and conditions of the contract on keeping the Register of Holders of nominal securities;
- Decision-making on issue of bonds.
- Decision-making on participation of the Company in economic companies and associations, on contributions into their authorized funds, as well as decision-making on withdrawal from the structure of economic companies and associations;
- Decision-making on return of investments and alienation of contributions (parts, shares, etc.) incase of withdrawal from the structure of economic companies and associations, in which the Company is a party;
- Decision-making on participation in management of corporate rights of subsidiaries, associations, economic companies, in which the Company is a participant (shareholder), including decision-making on the Company's consent with reorganization and liquidation of the economic companies, in which structure the Company is a part;
- Appointment of persons authorized to carry out the duties of the Chairman of the Board during absence of the Chairman of the Board and Depute Chairman of the Board
- Submitting recommendations to the general meeting of shareholders as to the candidacy of the Chairman and Secretary of the meeting.

8.3.7. The meeting of the Supervisory Board should be carried out as may be necessary. The meeting of the Supervisory Board should be regarded competent if more than a half of the legally elected members of the Supervisory Board are present at the meeting.

Decisions of the Supervisory Board should be made by the common majority of the members of the Supervisory Board present at the meeting of the Supervisory Board. Each member of the Supervisory Board has one vote. In case of equality of votes, the Chairman of the Supervisory Board has the right a casting vote. Candidates into the members of the Supervisory Board have the right to participate in the meetings of the Supervisory Board with the right of the deliberative vote.

Decisions of the Supervisory Board may be made by way of written issueing. In this case decisions are deemed accepted if the common majority of the members of the Supervisory Board approves it.

In case of impossibility for the member of the Supervisory Board to be present at the meeting of the Supervisory Board the latter may entrust his powers of participation in the meeting of the Supervisory Board to another member of the Supervisory Board.

8.3.8. A member of the Supervisory Board during his term in office should have the powers to submit an application on early termination of his authority. In that case the member of the Supervisory Board who has submitted the application to the Supervisory Board concerning his early termination of his authority should be considered as such and that he has retired from the Supervisory Board on the date of submission of such application. In case of death of the member of the Supervisory Board, he should be considered as the one who has abandoned the structure of the Supervisory Board because of his death.

The Supervisory Board at its meetings makes decisions on election of the candidates into the members of the Supervisory Board by the members of the Supervisory Board instead of the one who has retired for term in office till the next general meetings of shareholders at which the issue concerning election of the member of the Supervisory Board should be considered.

8.4. Board of Directors of the Company.

8.4.1. The Executive Body of the Company, which is engaged in management of its current business, is its Board of Directors. The Board of Directors consists of: the Chairman of the Board of Directors - the Director General and 10 members of the Board, one of which is the Vice-President of the Board of Directors.

The Chairman of the Board of Directors - the Director General and members of the Board of Directors should be elected and recalled by the general meetings of shareholders. Election should be carried out for the term in office till the next general meetings of shareholders. If the next general meetings of shareholders will not consider the issue of recalling of the such executives or the decision on their recall is not made, the terms of their powers should be considered prolonged till the next general meetings of shareholders. The aggregate term in office of the Chairman of the Board of Directors - the Director General and its members is not limited.

Between the general meetings of shareholders the Chairman of the Board of Directors - the Director General and members of the Board of Directors, by their own initiative, may be, ahead of time, dismissed from the office by the Supervisory Board. In this case the Supervisory Board appoints another person to the position of the Chairman of the Board of Directors - the Director General and members of the Board of Directors with the term of office till the next general meetings of shareholders at which the issue concerning election of the person selected by the Supervisory Board as of the Head of the Board of Directors - the Director General or the new member of the board should be considered.

8.4.2. The Board of Directors should be headed by the Chairman of the Board of Directors - the Director General.

8.4.3. Decisions of the Board of Directors should be accepted by the common majority of the members of the Board. In case of equality of votes, the Chairman of the Board of Directors - the Director General - has the right a casting vote.

The meetings of the Board of Directors should be held not less than once a month and should be deemed competent for decision-making if not less than 2/3 of the members of the Board are present at the meeting.

8.4.4. The Board of Directors' meeting should be deemed unauthorized, if the Chairman of the Board of Directors - the Director General and the vice-president are absent.

8.4.5. The Chairman of the Board of Directors - the Director General – should be elected by the general meetings of shareholders for the term till the next general meetings of shareholders, and such appointment should be confirmed by the contract signed between the Supervisory Board and the Director General. On behalf of the Supervisory Board the contract should be signed by the Chairman of the Supervisory Board.

8.4.6. The Chairman of the Board of Directors - the Director General should have the right to perform, without power of attorney, actions on behalf of the Company, and he should be authorized to exercise control over everyday matters of the Company, to independently decide issues of the Company's business, to represent Company in its relationship with all enterprises, establishments, organizations, bodies, both in Ukraine and beyond its boarders, to sign contracts, agreements and other documents, including powers of attorney, to perform other legal acts, except for the ones that are referred by the Statute and the current legislation to the competency of other bodies.

The Chairman of the Board of Directors - the Director General should ensure fulfillment of decisions of the general meeting, the Supervisory Board, the Board of Directors, norms of the current legislation, this Statute, constituent instruments, local normative acts, term and conditions of the collective agreement, obligations to the state and contractors under economic agreements, safe working conditions in conformity with the safety precautions standards for employees of the Companies, observance environmental requirements, integrity of the Company's property and its proper use, organizes and supervises accounting and statistical reporting, executes other functions stipulated by the current legislation.

8.4.7. The Chairman of the Board of Directors - the Director General should organize recordation of the Board of Directors' meetings. The book of protocols should be at any time at the disposal of the shareholders.

8.4.8. The Board of Directors should be competent to consider all issues of the Company's business, except for the ones that are vested by the current legislation, the Statute or the decision of the general meetings of shareholders in some other body of the Company.

8.4.9. The Chairman of the Board of Directors - the Director General should act within the limits of his powers and rights that are delegated to him by the general meeting of shareholders.

8.4.10. Board of Directors accountable in its business to the general meetings of shareholders and the Supervisory Board. The Board of Directors should be obliged to submit the annual balance sheet, the report on profits and losses, the annual report, as well as all other documents that are required submitted to the Auditing Committee for execution of its powers to the Auditing Committee of the Company.

8.4.11. The Board of Directors should ensure preparation and holding of the general meetings of shareholders, support financially and assist to the business of the Supervisory Board and the Auditing Committee.

8.4.12. The right act on behalf of the Company without power of attorney except for the Chairman of the Board of Directors may to be granted to certain members of the Board of Directors by the common decision of the Board of Directors and the Supervisory Board. Other persons may execute actions on behalf of the Company according to the properly authorized powers.

8.4.13. The Board of Directors and the Supervisory Board should make decisions on issues that according to this Statute, decision of the general meeting and regulations of the Company require the common decision or coordination, as a rule, taken at the general meetings. The term and procedure of the general meetings' agenda should be determined by way of joint arrangement between the heads of these bodies. The decision should be considered approved if both bodies voted for it.

If necessary, a decision at the Board of Directors' meeting may be made by the written approval of the issue on the part of the Supervisory Board.

8.5. The Auditing Committee.

8.5.1. Checks of the financial and economic business of the Company, its enterprise, branches and representation offices should be carried out by the Auditing Committee. Checks should be authorized by the general meetings of shareholders, the Supervisory Board, or carried out by its own initiative or by request of the shareholders, which possess in aggregate not less than 10 percents of the shares.

The Auditing Committee there should have access and should be submitted all documents, accounting documents or another documents and personal explanations of officials that have been requested by it.

8.5.2. The Auditing Committee should be accountable to the general meetings of shareholders and the Supervisory Board. The Committee's check results should be presented to the Board of Directors, the Supervisory Board and the general meeting of the Company.

8.5.3. The Auditing Committee should consist of 3 members of the Committee and 2 candidates into the members of the Auditing Committee who are the Company's shareholders and appointed by the general meeting of shareholders for the period of 3 years. Members of the Auditing Committee should elect the Head of the Auditing Committee from its members. Members of the Auditing Committee and

candidates into the members of the Auditing Committee may subject to early recall following the decision of the general meeting of shareholders.

8.5.4. Members of the Auditing Committee should have the right to participate in the meetings of the Board of Directors with deliberative vote.

8.5.5. The Auditing Committee should make conclusions about the annual reports and balance. Without a conclusion of the Auditing Committee the general meetings of shareholders should not be authorized to approve the balance.

8.5.6. The Auditing Committee should be obliged to demand convocation of the extraordinary general meeting of shareholders in case of threat to the essential interests of the Joint-Stock Company or revealed abuses on the part of the officials.

8.5.7. The Auditing Committee should make decisions on issues, which constitute its competency, at the meetings of the Auditing Committee. A meeting of the Auditing Committee should be regarded competent if more than a half of its elected members plus the Chairman of a Committee are present.

The decision of the Auditing Committee should be approved by the common majority of votes of the members of the Auditing Committee present at the meeting. Each member of the Auditing Committee has one vote. In case of equality of votes, the Chairman of the Auditing Committee should have the right of a casting vote.

8.5.8. A member of the Auditing Committee when in office should have the right to submit an application with the request to terminate his powers. In case if the member of the Auditing Committee has submitted the application with the request to terminate his powers to the Auditing Committee he should not be considered the member of the Auditing Committee on the date of submission of such application. In case of death of the member of the Auditing Committee, he should not be considered the member of the Auditing Committee because of his death.

Instead of the members of the Auditing Committee who have left the Committee, between the general meetings of shareholders, the Supervisory Board should make a decision to elect candidates members of the Auditing Committee as members of the Auditing Committee for the period till the next general meeting shareholders where the issue concerning election of the member of the Auditing Committee should be considered.

ARTICLE 9. The record-keeping and reporting of the Company

9.1. The Company should ensure its management and book keeping of its business results and maintains statistical reporting.

The form and procedure of the reporting submission should be determined by the normative documents of the State bodies.

Accuracy and completeness of the annual balance report and reporting of the Company should be confirmed by the Auditor. Auditors should inform the Supervisory Board and the Auditing Committee on the results of the accomplished checks and related remarks.

9.2. Financial results of the Company's business should be determined according to the annual accounting report.

9.3. The first fiscal year begins from the date of registration of the Company and is over on December, 31 of the same year, the next financial year should be determined according to calendar year.

9.4. Financial and economic business of the Companies should be performed according to the financial plan.

9.5. The procedure of management and book keeping of the Company's business results and business of its subsidiaries, representation offices and branches should be regulated by the Board of Directors of the Company and Provisions on organization of book keeping and reporting in Ukraine.

ARTICLE 10. Labor collective and its self-management

10.1. The labor collective of the Company consists of all individuals with whom the Company has concluded employment agreements including in the form of a contract.

The Company should be free to determine and approve the list of staff, salaries, forms and systems of payment, as well as engaging of experts according to the current legislation of Ukraine. The Company should have the right to invite foreign experts for cooperation and on the basis of agreements and the current legislation to determine terms of such cooperation.

10.2. Labor collective of the Company:

- Considers and makes decisions pursuant to the Statute of the Company on self-management of the labor collective;
- Considers and approves the draft of the collective agreement;
- Defines and approves the list and procedure of granting social privileges to the employees of the Company within the limits of funds provided for by the financial plan;
- Participates in finding economic and moral incentives of the productive work, promotes inventions and rationalization of labor, initiates petitions for rewards to advanced employees.

10.3. Interests of the labor collective should be represented by the meeting (conference) of the labor collective of the Company made known to the executive boards of the Company. Relationship between the labor collective and the executive boards should be governed by the appropriate collective agreement.

10.4. The labor collective of the Company at the meeting:

- Considers and approves the draft of the collective agreement;
- Considers and solves the problem self-management of the labor collective;
- Considers other issues stipulated by the current legislation of Ukraine.

10.5. Members of the labor collective of the Company should be provided with the social guarantees and indemnifications stipulated by the current legislation.

ARTICLE 11. Organization of work and payment for work

11.1. Labor relations in Company are regulated by the KZPP of Ukraine and this Statute.

11.2. The procedure of employment and dismissal of employees, duration of the working day, working week and vacations, other issues of labor activity of the Company' s staff should be regulated by the current legislation, the collective agreement and office regulations.

11.3. Payments to the employees should be made at the expense of the Company's means. The Company should have the right to use tariff-free system of payment and independently realizes its regulation and use.

The sum, which should be subject to payment, should be distributed among the permanent employees of the Company considering their qualifications, amount and quality of the accomplished work, personal contribution of employees into the eventual result of the Company's business. Wages of the employees should not be limited as to the maximum size but should not be smaller than the minimum wage approved according to the legislation.

11.4. The Company, at the expense of its means, may grant the members of labor collective additional social privileges and increased duration of the paid vacations, child rearing leave, welfare, compensate costs on housing and municipal services, food and target costs if there are a means and appropriate funds.

ARTICLE 12. Procedure of introduction changes to the Statute of the Company

12.1. Changes and amendments to the Statute of the Company should be introduced according to the current legislation and decision of the general meeting of shareholders.

12.2. Changes to the Statute of the Company should be subject to the state registration. Changes that have been introduced to the Statute, the Company within the time period specified by the registration body should be submitted to such body for making the necessary changes in the state register.

ARTICLE 13. State and commercial secrets, confidential information

13.1. The Company should execute actions aimed at keeping secrecy of the state secret according to the current legislation of Ukraine.

13.2. The Company should have the right to treat information of the economic, commercial, technical, technological, business and social nature to the category of " Commercial Secret and Confidential Information ".

The Company should protect its commercial secret and confidential information.

13.3. The structure and volume of data which constitute the commercial secret and confidential information, procedure of its protection should be determined by the Board of Directors of the Company according to the current legislation of Ukraine.

13.4. Requests concerning protection of the state, commercial secret and confidential information of the Company should be obligatory for all shareholders and employees of the Company.

ARTICLE 14. Termination of the Company's business

14.1. Termination of the Company's business should be carried out by way of its reorganization (merger, annexation, division, transformation) or liquidation.

Reorganization of the Company should be initiated under the decision of the general meeting of the Company.

14.2. During reorganization of the Company corresponding amendments to the constituent instruments should be introduced and registered with the State Register, and during liquidation - corresponding records to the Register.

During reorganization of the Company all its rights and responsibilities should be passed over to the assignees.

14.3. The Company's business may be terminated in cases of:

- The decision approved at the general meeting of the Company;
- Ruling of the Court or Arbitration Court following the petition of the supervising bodies on regular or gross violation of the legislation on the part of the Company;
- Ruling of the Arbitration Court according to the procedure stipulated by the Law of Ukraine "On bankruptcy".

14.4. In case of liquidation of the Company following the decision of the general meeting the general meeting should appoint the Liquidation Commission that acts as the Board of Directors for the period of time starting from approval of the decision on liquidation to termination of the Company's business.

In case of bankruptcy and termination of the Company's business following the ruling of the Court or Arbitration Court the Liquidation Commission should be appointed by these bodies.

From the moment of appointment of the Liquidation Commission it should receive all powers to exercises control over the Company. Legal status of the Liquidation Commission should be the same as the status of the Board of Directors.

The Liquidation Commission should bear property liability for damage caused by it actions to the Company, its participants, and third persons.

The Liquidation Commission within three days from the moment of its appointment should publish information on the Company's liquidation in one of the official newspapers and the term for submission of creditors' applications and claims.

14.5. The Liquidation Commission should evaluate available property of the Company, reveal its creditors and debtors and pay back to them, take all measures to pay the Company's debts to third persons and shareholders, make the Liquidation balance and submit it to the general meeting of the Company or the body that appointed the Liquidation Commission.

Money resources available in the Company, including proceeds from sale of its property, after payments to the budget, banks and other creditors, as well as payment to the employees of the Company should be distributed by the Liquidation Commission among the shareholders in the proportion to the number shares held by them and according to the face value of such shares within the six-month term after publication of information on its liquidation.

The property that has been handed over to the Company by its shareholders should be returned au natural and without compensation.

In case of disputes related to payment of the Company's indebtedness its money resources should not be subject to distributions among shareholders until the solution of this dispute is found or the creditors received the appropriate guarantees.

Claims of creditors should be satisfied according to the procedure stipulated by the current legislation.

14.6. Liquidation of the Company should be considered completed and Company liquidated and terminated its business from the moment of entering record about it into the State Register.

This Statute is made in 3 original copies.

According to the Minutes No. 8 dated 19.06.2003 of the meeting of shareholders of the Open Joint-Stock Company " Nizhnedneprovsky the pipe-rolling plant " these changes and additions to the Statute by way of its new wording has been signed by the shareholder, Chief of the legal department, Lyudmila Pavlovna Skosareva, passport series AE No. 710813 issued on August, 29, 1997 by the Industrial RV DMY UMVS of Ukraine in the Dnepropetrovsk region.

______________ L.P.Skosareva

Adequate to the original

Signatures ______________ A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

MINUTES No. 8

Of the Special General Meeting of Shareholders
of the Open Joint-Stock Company
"Nizhnedneprovsky tube-rolling plant"

Dnepropetrovsk June 19, 2003

The Chairman of the Board of Directors - the Director General of the plant, Esaulov Gennady Aleksandrovich greets the shareholders present in the assembly hall and their representatives.

The Chairman of the Board of Directors informs that registration of all shareholder present at the meeting and their representatives has been carried out by the Registrar of the Company – the Company with limited liability "Alpha – Invest".

The floor to read the minutes of the registration results of the shareholders present at the meeting is granted to the representative of the Registrar, Kljuchnik Larissa Nikolaevna:

According to the Statute of the Open Joint-Share Company "Nizhnedneprovsky tube-rolling plant" the total number of votes is equal to 53 885 000.

For participation in general meeting shareholders with the right to vote 62 persons has been registered (shareholders and their representatives) representing 45 965 371 votes that constitute 85.30 % from total number of votes.

According to the minute, there is a quorum for holding a valid general meeting of shareholders.

The chairman of Board informs shareholders that **the Meeting is declared open.**

By the proposal of the Chairman of the Board of Directors the counting board consisting of the following persons is suggested for approval: Bezbah V.J., Bezbah Ju.A., Belaya E.A., Bredikhina V.A., Gundareva E.V., Grodensky M.A., Dragan T.V., Kucherenko O.V., Lysenko E.V., Molotkova A.O., Nedashkovskaya L.I., Pisanenko N.A., Rudchik S.M., Savoronova N.J., Skljar G.V., Torbin A.V., Ugrjumova V.N., Urvacheva N.P., Chernookaya M.I.

The Chairman of the Board of Directors informs that prior to election of the counting board counting of the votes participating in voting on issues suggested for consideration of the general meeting of shareholders has been carried out by the Registrar. It is offered to vote on the issue of approval of the whole list of the offered membership of the Counting Board. There were no other suggestion as to the procedure of voting. The Registrar is told to start counting of votes on the issue of the approval of the suggested membership of the Counting Board.

Votes have been cast.

For announcement of the voting results the floor has been given the representative of the Registrar - Kljuchnik Larissa Nikolaevna.

It has been decided:

To affirm the suggested membership of the Counting Board:

- Bezbah Valery Jakovlevich;
- Bezbah Julia Alexandrovna;
- Belaya Ekaterina Alexandrovna;
- Bredikhina Victoria Alexandrovna;
- Gundareva Elena Vladimirovna;
- Grodenskogo Michael Alexeevich;
- Dragan Tatyana Vladimirovna;
- Kucherenko Oksana Vyacheslavovna;
- Lysenko Elena Vladimirovna;

- Molotkova Anastsja Olegovna;
- Nedashkovskaya Lyudmila Ivanovna;
- Pisanenko Natalia Anatoljevna;
- Rudchik Svetlana Maximovna;
- Savoronova Nore Jurjevna;
- Skljar Gennady Viktorovich;
- Torbin Andrey Viktorovich;
- Ugrjumova Valentina Nikolaevna;
- Urvacheva Natalia Petrovna;
- Chernookaya Marina Ivanovna.

Results of voting according to the Minutes counted by the Registrar:

"Yea"	- 45 965 371	votes	100	%
"Nay"	- none	votes	0	%
"Abstainers"	- none	votes	0	%
"Have not taken part in voting"	- none	votes	0	%

The decision is accepted unanimously.

The floor is given to the member of the Counting Board, Grodensky M.A. for announcement of ***Minute No.1 of the meeting of the Counting Board of the general meeting of shareholders OJSC "NTZ" dated June 19, 2003.***

Grodensky M.A.: According to Minute No.1 of the meeting of the Counting Board of the general meeting of shareholders of the Open Joint-Stock Company " NTZ " dated June 19, 2002.

It has been decided:

To elect Grodensky Michael Alekseevich the Chairman of the Counting Board.

To elect Nedashkovskaya Lyudmila Ivanovna the secretary of the Counting Board.

The Chairman of the Board of Directors proposes the elected Counting Board to start it work of counting of votes cast for the next issues suggested for consideration of the general meeting of shareholders.

The Chairman of the Board of Directors proposes to elect Sojatov Vladimir Segreevich the Chairman of the general meeting of shareholders. There were no other propositions. The issue is put to vote. The Counting Board is suggested to count the votes.

It has been decided:

To elect Sojatov Vladimir Segreevich the chairman of meeting.

Results of voting according to Minute No.2 of the meeting of the Counting Board:

"Yea"	-	45 818 986	votes	99.68	%
"Nay"	-	none	votes	0	%
"Abstainers"	-	146 385	votes	0.32	%
"Have not taken part in voting"	-	none	votes	0	%

The decision has been accepted by majority of votes.

Sojatov V.S. has begun executing his duties of the Chairman of the meeting.

By the proposal of the Chairman of the meeting, Sojatov V.S, the issue on elections of the secretary of the meeting and the secretariat is put to voting. The Chairman of the meeting, Sojatova V.S, proposes to elect Tertychko V.D. the secretary of the meeting and the following persons that has been suggested by organizing committee as members of the secretariat: Karpenko M.V., Homenko L.B., Miroshnichenko I.E., Sonichkin V.V. There were no other propositions as to the candidatures of the secretary of the meeting and secretariat. The issue is put to vote. The Counting Board is suggested to count the votes.

It has been decided:

To elect Tertychko Victor Dmitrievich the secretary of meeting and the suggested structure of the secretary: Karpenko Maria Vasiljevna, Homenko Larissa Borisovna, Miroshnichenko Irina Evgenjevna, Sonichkin Valery Vasiljevich.

Results of voting according to the minutes No. 3 meetings of the Counting Board:

"Yea"	-	45 965 371	votes	100	%
"Nay"	-	none	votes	0	%
"Abstainers"	-	none	votes	0	%
"Have not taken part in voting"	-	none	votes	0	%

The decision has been accepted unanimously.

The Chairman of the meeting, Sojatov V.S.proposed the elected secretary of the meeting and secretariat to occupy the seats and to begin execution of their duties.

By suggestion of the Chairman of the meeting the Editorial Committee composed of the shareholder Skosareva L.P., shareholder Bondarenko L.G., representative of the shareholder of the Company with limited liability "ABiKO", Parusnikova V.B. suggested by the Organizing Committee is submitted for approval of the meeting.

There were no other proposals as to the members of the Editorial Committee. The issue is put to vote. The Counting Board is counting the votes.

It has been decided:

To elect the following members of the Editorial Committee: Skosarevoj Lyudmila Pavlovna, Bondarenko Lyudmila Grigorjevna, Parusnikova Victoria Borisovna.

Results of voting according to the minutes No. 4 of the meetings of the Counting Board:

Yea	-	45 965 371	votes	100	%
Nay	-	none	votes	0	%
Abstainers	-	none	votes	0	%
Have not taken part in voting	-	none	votes	0	%

The decision has been accepted unanimously.

The Chairman of the meeting proposes the following agenda for consideration and the time limits:

1. Approval of the report of the Board of Directors of the Company on business results in 2002 and approval of the main directions of the Company's business in 2003 (reporter: Chairman of the Board of Directors - Director General, Esaulov G.A.) - 20 minutes.
2. Approval of the report and conclusions of the Auditing Committee of the Company on the results of checks of the financial and economic business of the Company in 2002 (reporter: Chairman of the Auditing Committee, Melikidze A.A.) - 10 minutes.
3. Approval of the annual results of the financial and economic activity of the Company in 2002, on distribution of the profit (reporter - Nakhod A.I) - 15 minutes.
4. Approval of the main indices of the financial and economic business of the Company for 2003 (reporter - Nakhod A.I) - 10 minutes.

   Discussant – up to 3 minutes
5. Introduction of changes to the Statute of the Company (reporter: Skosareva L.P.) - 7 minutes;
6. Recall and election of members of the Supervisory Council, candidates in members of the Supervisory Council (the reporter - Parusnikova V.B.)-about 7 minutes;
7. Recall and election of the members of the Board of the Company (reporter: member of the Board Gorb E. V.) - about 5 minutes.
8. Recall and election of the members of the Auditing Committee of the Company (reporter - Derjugin A.A.).

For rational use of time and impartial assessment of the Company it is suggested to consider issues of the agenda in the following sequence:

- At the beginning, first two issues of the agenda, then discussion and voting;
- Simultaneously the third and fourth issues of the agenda and then discussion and voting.

To save time it is suggested to submit issue to the reporters and proposals to the secretariat in writing.

There were no other proposals as to the procedure, sequence of the agenda consideration and time-limits of the meeting. The Chairman's proposals on the procedure, sequence of the agenda consideration and time-limits of the meeting are put to vote. The Counting Board is suggested to count the votes.

It has been decided:

To approve the suggested procedure, sequence of the agenda and the time limits of the general meeting of the OJSC "NTZ"'s shareholders.

Results of voting according to the minutes No. 5 of the meeting of the Counting Board:

"Yea"	-	45 965 371	votes	100	%
"Nay"	-	none	votes	0	%
"Abstainers"	-	none	votes	0	%
"Have not taken part in voting"	-	none	votes	0	%

The decision has been accepted unanimously.

Adoption of decisions on points of order is completed, went to consideration of issues of the agenda of assembly.

I. First two issues of the agenda:

LISTENED:

The report of the Chairman of the Board of Directors - Director General, Esaulov A.I. on the business results of the Board of Directors of the Company in 2002 and on the main directions of the Company's business in 2003.

(Report is attached).

The report of the Chairman of the Auditing Committee, Melikidze A.A. on the work and conclusions of the Auditing Committee concerning the inspection results of the financial and economic business in 2002.

(Report is attached).

No proposals concerning the points of the agenda under consideration were submitted to the secretariat. The Chairman of the meeting suggested the drafts of the decision on the considered issues. There were no other proposals. The drafts of the decision are put to vote. The Counting Board is suggested to count the votes

IT HAS BEEN DECIDED (the first issue of the agenda):

1. To approve the report of the Board of Directors of the Company on the results of the Company's business in 2002.
2. To approve the main directions of the Company's business in 2003.

Results of voting according to the minutes No. 6 of the meeting of the Counting Board:

"Yea"	-	45 965 371	votes	100	%
"Nay"	-	none	votes	0	%
"Abstainers"	-	none	votes	0	%
"Have not taken part in voting"	-	none	votes	0	%

The decision has been accepted unanimously.

IT HAS BEEN DECIDED (the second issue of the agenda):

To approve the report and conclusions of the Auditing Committee of the Company by the inspection results of the financial and economic business of the Company in 2002.

Results of voting according to the minutes No. 7 of the meetings of the Counting Board:

"Yea"	-	45 965 371	votes	100	%
"Nay"	-	none	votes	0	%
"Abstainers"	-	none	votes	0	%
"Have not taken part in voting"	-	none	votes	0	%

The decision has been accepted unanimously.

II. The third and fourth issues of the agenda:

LISTENED:

The report of the Deputy Director of finance and economy Nakhod Alexadre Ivanovich:

- On annual results of the financial and economic business of the Company in 2002, on distribution of the profit;
- On the main indices of the financial and economic business of the Company in 2003.

(Report is attached).

No proposals concerning the points of the agenda under consideration were submitted to the secretariat. The Chairman of the meeting suggested the drafts of the decision on the considered issues. There were no other proposals. The drafts of the decision are put to vote. The Counting Board is suggested to count the votes.

IT HAS BEEN DECIDED (the third issue of the agenda):

1. To approve the annual results of financial and economic business of the Company in 2002.
2. To approve the suggested procedure of distribution of the profit by allocating the full amount of the received profit, 16 672 thousand hrivnas, to equity capital for development of production.

Results of voting according to the minutes No. 8 of the meeting of the Counting Board:

"Yea"	-	44 988 689	votes	97.88	%
"Nay"	-	1 682	votes	0.01	%
"Abstainers"	-	none	votes	0	%
"Have not taken part in voting"	-	975 000	votes	2.11	%

The decision has been accepted by majority of votes.

IT HAS BEEN DECIDED (the fourth issue of the agenda):

To approve the main indices of the financial and economic business of the Company (planned budget) in 2003:

- Volume of marketed products - 1 343 328 thousand hrivnas;
- Production price of sales - 1 156 000 thousand hrivnas;
- Net profit not less than - 16 000 thousand hrivnas.

Results of voting according to the minutes No. 9 of the meeting of the Counting Board:

"Yea"	-	44 988 689	votes	99.99	%
"Nay"	-	1 682	votes	0.01	%
"Abstainers"	-	none	votes	0	%

"Have not taken part in voting" - none votes 0 %

The decision has been accepted by majority of votes.

III. The fifth issue of the agenda:

LISTENED:

The report of the Chief of the Legal Department, Skosareva Lyudmila Pavlovna on amendments to the Statute of the Company.

The reporter has offered the draft of decisions on the this issue:

1. To introduce and approve the following amendments to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky tube rolling plant»:

1.1. The following should be added to item 3.2 of the Statute:

- *"Rendering of paid services of training at special courses;*
- *Culture-educational business, rendering services of cultural-community actions;*

Physical-sanitation, sports activity: organization and holding of professional and amateur sport events, preparation of sportsmen to competitions in different events developed in Ukraine."

1.2. The first sentence of item 8.5.3 of the Statute should be changed as follows:

"The Auditing Committee should consist of 3 members of the Committee and 2 candidates into the members of the Auditing Committee who are the Company's shareholders and appointed by the general meeting of shareholders for the period of 3 years".

1.3 . Paragraph 16 of item 8.3.6 of the Statute should be changed as follows:

"Coordination of decisions of the Board of Directors related to appointment of officials authorized to manage on behalf of the Company subsidiaries, branches, representation offices and corporate rights (parts, shares, etc) of other economic companies (enterprises, associations)"

1.4. Paragraph 26 of items 8.3.6 of the Statute should be changed as follows:

"- decision-making on participation and cessation of participation of the Company in joint activity".

1.5. The following paragraphs should be added to item 8.3.6:

- *"Decision-making on participation of the Company in economic companies and associations, on contributions into their authorized funds, as well as decision-making on withdrawal from the structure of economic companies and associations;*
- *Decision-making on return of investments and alienation of contributions (parts, shares, etc.) incase of withdrawal from the structure of economic companies and associations, in which the Company is a party;*
- *Decision-making on participation in management of corporate rights of subsidiaries, associations, economic companies, in which the Company is a participant (shareholder), including decision-making on the Company's consent with reorganization and liquidation of the economic companies, in which structure the Company is a part;*
- *Appointment of persons authorized to carry out the duties of the Chairman of the Board during absence of the Chairman of the Board and Depute Chairman of the Board*

Submitting recommendations to the general meeting of shareholders as to the candidacy of the Chairman and Secretary of the meeting."

2. Entrust the shareholder, Head of the legal department, Skosareva L.P, to sign the Statute and register changes to the Statute of the OJSC "Nizhnedneprovsky tube-rolling plant" (in new edition) according to the current legislation of Ukraine and to represent the Company in the registering body without any additional power of attorney.

3. The Supervisory Board, within its authority, should introduce changes to the local normative acts of the Company (regulations).

4. To state that concerning introduction of the appropriate changes to the local normative instruments by the Supervisory Board (regulations) they should be valid as far as they do not contradict to the Statute of the Company.

There were no other proposals related to the agenda and the suggested draft of decisions submitted to the secretariat.

The suggested draft of decisions is put to vote. The Counting Board is suggested to count the votes.

IT HAS BEEN DECIDED:

To approve the suggested decisions on changes to the Statute of the Company.

Results of voting according to the Minutes No. 10 of the meeting of the Counting Board:

"Yea"	-	44 988 689	votes	99.99	%
"Nay"	-	1 682	votes	0.01	%
"Abstainers"	-	none	votes	0	%
"Have not taken part in voting"	-	none	votes	0	%

The decision is accepted qualified majority of votes.

VI. The sixth issue of the agenda:

LISTENED:

Report of the Secretary of the Supervisory Council, Parusnikova Victoria Borisovna, on recall and election of the members of the Supervisory Council, Candidates to the members of the Supervisory Council.

The reporter has offered the drafts of decisions on these issues.

The Chairman of the meeting has suggested voting on the list for the recalled members of the Supervisory Council and Candidates to the members of the Supervisory Council, for election of the Candidatures to the members of the Supervisory Council and Candidates to the members of the Supervisory Council – for each candidature separately.

There were no other proposals related to the agenda and the suggested draft of decisions submitted to the secretariat

The suggested draft of decisions is put to vote.

The Counting Board is suggested to count the votes.

IT HAS BEEN DECIDED:

1. To recall the following shareholders from the structure of the Supervisory Council:

1.1. Members of the Supervisory Council:

- The Company with limited liability, firm "Interpipe" represented by Kirichko Alexander Ivanovich;
- Besednov Sergey Viktorovich;
- The Company " Allied Steel Holding " represented by Mr. Shtadler Norbert;
- The Company with limited liability, investment Company " Credit –Dnepr-Invest " represented by Trojan Olga Sergeevna.

1.2. Candidates to the members of the Supervisory Council:

- Zalessky Alexander Ivanovich;
- Corporation " NPIG " Interpipe " represented by Korotkov Andrey Nikolaevich and Belokurov Dmitry Eduardovich.

Voting has been carried out for the list of the members of the Supervisory Council and Candidates to the members of the Supervisory Council to be recalled.

Results of voting according to the Minutes No. 11 of the meeting of the Counting Board:

"Yea"	-	45 965 358	votes	99.99	%
"Nay"	-	none	votes	0	%
"Abstainers"	-	13	votes	0.01	%
"Have not taken part in voting"	-	none	votes	0	%

The decision has been accepted by majority of votes.

IT HAS BEEN DECIDED:

2. To elect the following shareholders into the structure of the Supervisory Council:

2.1. Members of the Supervisory Council:

- The Company with limited liability, firm "Interpipe" represented by Kirichko Alexander Ivanovich;
- The Company " Allied Steel Holding " represented by Trojan Olga Sergeevna;
- The Company with limited liability, investment Company " Credit –Dnepr-Invest " represented Krikun Gennady Tarasovich;
- Bondarenko Lyudmila Grigorjevna.

2.2. Candidates to the members of the Supervisory Council:

- The Company with limited liability "ABiKP" represented by Korotkov Andrey Nikolaevich;
- The Company with limited liability, firm "Cuvera" represented by Kopaev Evgeny Nikolaevich;
- The Company with limited liability, investment Company " Credit –Dnepr-Invest " represented by Zalessky Alexander Ivanovich.

Voting has been carried out for each member of the Supervisory Council and Candidate to the members of the Supervisory Council to be elected.

Results of voting according to the Minutes No. 11 of the meeting of the Counting Board:

Voting on election in members of the Supervisory Council, shareholder the Company with limited liability, firm "Cuvera" represented by Kirichko Alexander Ivanovich:

"Yea"	-	45 965 358	votes	99.99	%
"Nay"	-	none	votes	0	%
"Abstainers"	-	none	votes	0	%
"Have not taken part in voting"	-	13	votes	0.01	%

The decision has been accepted by majority of votes.

Voting on election to the members of the Supervisory Council, shareholder, the Company " Allied Steel Holding B. V." represented by Trojan Olga Sergeevna:

"Yea"	-	45 965 358	votes	99.99	%
"Nay"	-	none	votes	0	%
"Abstainers"	-	none	votes	0	%
"Have not taken part in voting"	-	13	votes	0.01	%

The decision has been accepted by majority of votes.

Voting on election to the members of the Supervisory Council, shareholder, the Company with limited liability, investment Company " Credit – Dnepr - Invest " represented by Krikun Gennady Tarasovich:

"Yea"	-	45 818 973	votes	99.68	%
"Nay"	-	none	votes	0	%
"Abstainers"	-	none	votes	0	%
"Have not taken part in voting"	-	146 398	votes	0.32	%

The decision has been accepted by majority of votes.

Voting on election to the members of the Supervisory Council, shareholder, Bondarenko Lyudmila Grigorjevna:

"Yea"	-	45 965 358	votes	99.99	%
"Nay"	-	none	votes	0	%

"Abstainers"	-	none	votes	0	%
"Have not taken part in voting"	-	13	votes	0.01	%

The decision has been accepted by majority of votes.

Voting on election of the Candidate to the members of the Supervisory Council, shareholder, the Company with limited liability "ABiKO" represented by Korotkov Andrey Nikolaevich:

"Yea"	-	45 818 973	votes	99.68	%
"Nay"	-	none	votes	0	%
"Abstainers"	-	none	votes	0	%
"Have not taken part in voting"	-	146 398	votes	0.32	%

The decision has been accepted by majority of votes.

Voting on election of the candidate to the members of the Supervisory Council, shareholder, the Company with limited liability, firm " Cuvera " represented by Kopaev Evgeny Nikolaevich:

"Yea"	-	45 818 973	votes	99.68	%
"Nay"	-	none	votes	0	%
"Abstainers"	-	none	votes	0	%
"Have not taken part in voting"	-	146 398	votes	0.32	%

The decision has been accepted by majority of votes.

Voting on election of the candidate to the members of the Supervisory Council, shareholder, the Company with limited liability, investment Company " Credit – Dnepr-Invest " represented by Zalessky Alexander Ivanovich:

"Yea"	-	45 818 973	votes	99.68	%
"Nay"	-	none	votes	0	%
"Abstainers"	-	none	votes	0	%
"Have not taken part in voting"	-	146 398	votes	0.32	%

The decision has been accepted by majority of votes.

VII. The seventh issue of the agenda:

LISTENED:

Report of the member of the Board of the Company, Gorb Evgeny Vasiljevich, on recall and election of the members of the Board of the Company.

The reporter has offered the drafts of decisions on these issues.

The Chairman of the meeting has suggested voting on the list for the recalled members of the Board of the Company, for election of the Candidatures to the members of the Board of the Company – for each candidature separately.

There were no other proposals related to the agenda and the suggested draft of decisions submitted to the secretariat

The suggested draft of decisions is put to vote.

The Counting Board is suggested to count the votes.

IT HAS BEEN DECIDED:

1. To recall the following members of the Board of the Company:

- Tarasjev Alexey Mihajlovich;
- Jarlik Anatoly Borisovich;
- Marchenko Vladimir Porfirjevich.

Voting on the list of the recalled members of the Board has been carried out.

Results of voting according to the Minutes No. 12 of the meeting of the Counting Board:

"Yea"	-	44 990 371	votes	97.88	%
"Nay"	-	none	votes	0	%
"Abstainers"	-	none	votes	0	%
"Have not taken part in voting"	-	975 000	votes	2.12	%

The decision has been accepted by majority of votes.

IT HAS BEEN DECIDED:

1. To elect the following shareholders into the structure of Board:
- Nakhod Alexander Ivanovich;
- Besednov Sergey Viktorovich;
- Nechaev Victor Ivanovich.

Voting on election of the members of the Board has been carried out for each candidature separately.

Results of voting according to the Minutes No. 12 of the meeting of the Counting Board:
Voting on election of the member of the Board, Nakhod Alexander Ivanovich:

"Yea"	-	44 990 358	votes	97.87	%
"Nay"	-	none	votes	0	%
"Abstainers"	-	none	votes	0	%
"Have not taken part in voting"	-	975 000	votes	2.13	%

The decision has been accepted by majority of votes.

Voting on election of the member of the Board, Besednov Sergey Viktorovich:

"Yea"	-	44 990 358	votes	97.87	%
"Nay"	-	none	votes	0	%
"Abstainers"	-	none	votes	0	%
"Have not taken part in voting"	-	975 013	votes	2.13	%

The decision has been accepted by majority of votes.

Voting on election of the member of the Board, Nechaev Victor Ivanovich:

"Yea"	-	44 990 358	votes	97.87	%
"Nay"	-	none	votes	0	%
"Abstainers"	-	none	votes	0	%
"Have not taken part in voting"	-	975 013	votes	2.13	%

The decision has been accepted by majority of votes.

VIII. The eighth issue of the agenda:

LISTENED:

Report of the member of the Board of the Company, Derjugin Alexander Alexandrovich on recall and election of members of the Auditing Committee and Candidates to the members of the Auditing Committee.

The reporter has offered the drafts of decisions on these issues.

The Chairman of the meeting has suggested voting on the list for the recalled members of the Auditing Committee, for election of the Candidatures to the members of the Auditing Committee – for each candidature separately.

The Chairman of the meeting, Sojatov V.S. informs that all items of the agenda have been considered.

The general meeting of shareholders of the Open Joint-Stock Company «Nizhnedneprovsky tube rolling plant» is **declared over.**

Chairman of the meeting Signature V.S.Sojatov

Secretary of the meeting Signature V.D.Tertychko

Seal

Adequate to the original

Signatures

A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Attachment 24

File No.82-4814

Dear shareholder of "Nizhnedneprovsky tube rolling plant"

In executing item 1.16 of the Provisions "On requirements to securities certificates issued in the documentary form" exchange of certificates of shares of the old form (interim certificates of the property right to own securities) **to the typical forms of certificates of shares of the new form is being performed.**

The exchange will be carried out till **December 31, 2003** by two ways:

1. You should address in person to the Registrar, OJSC "Alpha-Invest", their offices address:
Office 96,
Lenin Street,
Dnepropetrovsk, 49600.

You should have with you the passport and the previous document that proves your property right to the shares – this may be a certificate of shares or an interim certificate of the property right to own securities.

2. To mail the certificate of shares of the previous form (interim certificate of the property right to own securities) to the address:
To the Registrar, OJSC "Alpha-Invest", its office address:
Office 96,
Lenin Street,
Dnepropetrovsk, 49600

In this case, the Certificate of shares of the new form will be send to your address by registered mail.

The application form and the inquiry form should be filled in by you in Ukrainian and send to the Registrar. The documents should specify the individual tax code and should contain all changes in requisites and addresses.

The forms of the specified applications and questionnaire are attached.

Contact phones:

- The Registrar, OJSC "Alpha-Invest" - (0562) 36-13-54;
- OJCS "NTZ", Investment Department - (0562) 35-83-47.

Yours faithfully,

Deputy Director
on Finance and Economy — O.I. Nakhod

Adequate to the original

Signatures — A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Attachment 25

File No.82-4814

Structure

of the capital stock of the Open Joint-Stock Company
"Nizhnedneprovsky tube rolling plant"
as on July 1, 2003

Number of shares	-	53 885 000 of common registered shares
Par value	-	0,25 hrivnas
Authorized Fund	-	13 471 250 hrivnas

No.	List of shareholders	Number of shareholders	Total number of shares	Share of the Authorized Fund, %
1.	Individuals	9 821	7 252 839	13,46
2.	Legal entities	48	34 241 806	63,55
3.	Nominal holders	8	12 390 355	22,99
	Total	**9 877**	**53 885 000**	**100,0**

Holders of shares, the share of which in the Authorized Fund exceeds 5 % as on 1.07.2003 are:

- " ALLIED STEEL HOLDING B.V. ";
- " ROSEN ASSET MANAGEMENT S.A. ";
- " BLUMBERG INDUSTRIES LLC ";
- OJSC "Cuvera".

Deputy Director
on Finance and Economy O.I. Nakhod

Adequate to the original

Signatures: A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Відкрите акціонерне товариство «Нижньодніпровський трубопрокатний завод» * Україна місто Дніпропетровськ * 05393116 *

Attachment 26

File No.82-4814

INFORMATION ON THE USA SHAREHOLDERS:

1. The Company has issued only one kind of shares – common registered shares (hereinafter - "Shares"), par value - 0,25 kopecks. As far as it is knows to the Company, the Company's shares are owned by one shareholder who is the resident of the USA:

(i) Company " BLUMBERG INDUSTRIES LLC ", whose registered address is:

9, East Lokerman Street,
Dover, Delaver, USA, 19901,

is the registered owner of 5 246 244 (five million two hundred and forty sixty thousand two hundred and forty four) shares, which constitutes 9.74 % from the total number of the issued shares.

(ii) Company " LIGHT INVESTMENTS CO ", whose registered address is:

12260 Willow Groove Road, County Kent,
Building 2, Camden, Delaver, 19934,

is the registered owner of 1 032 (one million thirty two) shares, which constitutes 0.0019 % from the total number of the issued shares.

Thus, the number of shares owned by the residents of the United States constitute 5 247 276 (five millions two hundred and forty seven thousand two hundred and seventy six) shares, which constitute 9.7419 % from the total number of the issued shares.

As far as it is known to us, the shares, which are owned by the residents of the USA were acquired on the off-board market through usual broker operations.

The Company can not, without applying appropriate efforts or appropriate expenses to get to know who is the owner of the securities registered with the nominal owner in the event that the companies specified in item 1 above are the nominal owners concerning which the Company has no any information.

INFORMATION ON ALLOCATION OF SHARES OF THE OSJC «NTZ»:

The first issue has been carried out during privatization of the Company by issue of 21 554 000 (twenty one million five hundred and fifty four thousand) common registered shares with the nominal value of 0.25 hrivnas each for the amount of 5 388 500 (five million three hundred and eighty eight thousand five hundred) hrivnas.

Privatization of Company has been completed (Order of the Fund of the State Property of Ukraine No. 1397 dated December 8, 1997 " On completion of the process of privatization of the OJSC " Nizhnedneprovsky pipe-rolling plant").

The Extraordinary meeting of shareholders of the Company, which was held on December 26, 2000, made a decision on additional (second) issue of the shares.

All shareholders of the Company had equal rights to purchase the additional shares in proportion to their part of shares in the Authorized Fund as on date of decision-making on the issue of shares.

Subscription to shares of the additional (second) issue has been conducted according to terms of the issue approved by the Extraordinary General Meeting of Shareholders held on 26.12.2000 and it was stopped ahead of schedule in connection with the fact that during the subscription the company had achieved the projected volume of the issue - 32 331 000 (thirty two million three hundred and thirty one thousand) shares.

Subscription to the Company's shares has been carried out in two stages:

- During the first stage, the shareholders have realized their privileged right to acquire the shares of the additional issue in the number and in proportion to their share in the Authorized Fund as on the date of the approval product decision on issue of shares;
- During the second stage, other shareholders have realized their privileged right to acquire the shares of the additional issue in the number that exceeds the number of shares such shareholders had the right. At this stage, shareholders working in the Company had the privileged right to acquire the shares of the additional issue.

Shares of the additional issue are subject to accounting in compliance with the current legislation of Ukraine.

According to requirements of the State committee on securities and the stock market concerning the procedure of the shares and bonds issue registration of the enterprises and information on their issue, the additional (second) issue of shares has been registered and the Certificate of registration of the securities issue (taking into account allowance the last issue) No. 164/1/01 dated April 18, 2001 has been given by the State Committee on securities and stock market.

The additional (second) issue of securities has granted their owners the right that was identical to the rights applied to the previously issued ones

As on 27.08.2003, taking into account sales and purchases of the Company's shares at the secondary market of securities, members of the labor collective of the Company owned 8.85 % of the Company's shares, other individuals – 3.73 % and non-state legal entities – 87.42 %

Signatures ______________ A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Attachment 5

File No.82-4814

The report is approved:

Head of the Board Directors –
Director General (position) (Signature) Esaulov Gennadiy Alexandrovich (name)

Seal

Date	September, 10, 2002

Contact person for made report:

Position, department	Head of the investment section, financial and economic service
Name/first name	Bondarenko Lyudmila Grigorevna
Code/phone/fax	0562 35 91 63 34 94 66
e-mail	io@ntz.dp.ua

REPORT OF OPEN JOINT STOCK COMPANY (PLANT - BONDS ISSUER)

Made for:	January, 01, 2002

Issuer:	OJSC "NTZ"

Adopted:________________ (signature) ________________________ (name of executor)

		Date of report adoption	19.07.2002
		Registered number	4
Total amount	2939104254	**Notes**	

Identification code 05393116 KC 0

LIST OF DOCUMENTS, THAT ARE INCLUDED INTO REPORT

Form code	Form name	Audit amount
	Regular information of the issuers	
DOD_2(n)	Report title sheet	0
DOD_3(n)	Information on financial and economic activity that is published by the issuer in newspapers	1635341715
DOD_2	Main report on the issuer	1218892402
DOD_2A	(24995460) Continuation. Information on legal entities the services of which are used by the issuer	2799724391
DOD_2A	(31154676) Continuation. Information on legal entities the services of which are used by the issuer	1415017337
DOD_2A	(25642478) Continuation. Information on legal entities the services of which are used by the issuer	82980247
DOD_2A	(21653500) Continuation. Information on legal entities the services of which are used by the issuer	951599425
DOD_2A	(24942296) Continuation. Information on legal entities the services of which are used by the issuer	930914865
DOD_2A	(14352406) Continuation. Information on legal entities the services of which are used by the issuer	2791272020
DOD_3	Report on the issuer's securities	3827962656
DOD_6	Business description	4114274552
DOD_5	Information on property status and financial and economic	2097419948
DOD_6A	Business description (text part)	0
DOD_7	Covering page	0
	Financial reports	
ZV_R_GK1	2000- report on movement of funds (1)	2727211495
ZVIT_V_K	Report on the owned capital	3673740889
ZV_O_C_P	Report on issue, sale and circulation of securities	1845688029
PRIM_ZV	Notes to annual reporting	3038070489
F1_5	2000 – Balance – sheet (1)	4211071180
F2_5	2000 – Report about financial results (1)	2914089337
F2_4	2000-Report on financial results (1)	

The report is added with:

№	Documents name	File name
1	Minutes of the last shareholders' meeting	
2		
3		
4		
5		

Head of the Board Directors –
Director General

Esaulov Gennadiy Alexandrovich

(position) *(name, first name)*

(Signature)

Seal

September, 10, 2002

INFORMATION ON FINANCIAL AND ECONOMIC ACTIVITY THAT IS PUBLISHED BUILDING THE ISSUER IN NEWSPAPERS

Issuer name	Open Joint Stock Society "Nizhnedneprovski Pipe Rolling Plant"
Identification code	05393116
Number of certificate about state issuer registration	05393116
Date of certificate about state issuer registration issuing	28/12/1994
Issuer location (postal address)	21, Stoletova Str., Dnepropetrovsk, 49081, Ukraine
International code and phone numbers	(38)- 0562- 35 93 01
Fax number	(38) 0562 34 90 99
e-mail	Info@ntz.dp.ua
Main business activity (code)	**(name)**
12140	Pipe production
71130	Wholesale trade of non-state-owned organizations, excluding the consumer cooperatives
71212	Pharmaceutical establishments
95130	Design organizations, related to scientific ones
61124	Assembling works
61134	Start-adjusting organizations
Shareholders number	10007
Workers number at the issuer for the end of reporting period	11861
Charter fund (thousand hrivnas)	13471250
Nominal value of single share	0.25
Number of single shares	53885000
Part of single shares in charter fund (%)	100.00
Number of preference shares	0
Part of preference shares in charter fund (%)	0
Total amount of unpaid shares according their nominal value (thousand hrivnas)	0
Date of the last shareholders meeting	May, 14, 2002
Address where to apply to see issuer annual report	21, Stoletova Str., Dnepropetrovsk, 49081, Ukraine
Date of profits distribution start (if they will be paid)	June, 20, 2002
Date of profits distribution finish	December, 31, 2002
Date of shares interest payment start	0
Date of shares interest payment finish	0
Date of bond retirement	0

Legal persons, whose service issuer uses	Name	Location	License number
Issuer's registrar	JSC "Alpha-Invest"	Office 96, 17, Lenin Str., Dnepropetrovsk, 49600, Ukraine	AA 241048
Equity custodian	D/n	D/n	D/n
Issuer's bailee	D/n	D/n	D/n
Equity traders, who have Contracts for equity flotation	D/n	D/n	D/n
Legal persons, authorized by issuer to buy (sell) issuer's equity	D/n	D/n	D/n
Legal persons, authorized by issuer to pay profits for its equity	CB "Kredit-Dnipro"	17, Lenin Str., Dnepropetrovsk, 49600, Ukraine	70
Audit companies, which make audit service for issuer	OOO "Insider-Center."	29A, Lenin Embankment Str., Dnepropetrovsk, 49600, Ukraine	2459

Main data of financial and economic activity		
Index name	Period	
	Reported	Previous
Net profit, got from selling goods (works, service) (thousand hrivnas)	1352712.0	1324894.0
Prime cost of sold goods (works, service) (thousand hrivnas)	1042345.0	972089.0
Net profit (loss) (thousand hrivnas)	177761.0	198547.0
Non-negotiable equity (thous. hrivnas)	495426.0	486869.0
Working equity (thous. hrivnas)	494993.0	378631.0
Long term obligations (thous. hrivnas)	6333.0	24516.0
Current obligations (thous. hrivnas)	135473.0	205734.0
Net profit part, due to be paid as dividend for one preference share (thous. hrivnas)	0.0	0.0
Annual average number of common shares (pieces)	44407145.0	21554000.0
Net profit part, due to be paid for one common share (hrivnas)	4.00298	9.21161
Dividends, calculated for one common share (hrivnas)	0.32000	0.14970
Total amount, spent by the issuer for shares purchasing during the period (thous. hrivnas)	0.0	0.0
Shares number, purchased by the issuer during the period (pieces)	0.0	0.0
Total amount, spent by the issuer for bonds purchasing during the period (thous. hrivnas)	0.0	0.0
Amount, paid as a rate for bonds (thous. hrivnas)	0.0	0.0
Bonds number, bought by issuer during the period (thous. hrivnas)	0.0	0.0

In section "Information on financial and economic activity that is published by the issuer in newspapers" there is no information on:

1.
- number privileged shares (pieces);
- part of the privileged shares in the Authorized Shares Capital (%), because the company did not issue the privileged shares.

2.
- total sum of the outstanding bonds with the nominal value (ths.hrivnas);
- date of the beginning and end of bond interest payments;
- date of bonds retirement;
- total sum of funds spend by the issuer to buy out bonds for the period (ths.hrivnas);
- sum of paid interest for bonds (ths.hrivnas);
- number of bonds bought out by the issuer for the period (pieces)

- the company did not issue bonds;

3.
- total sum of funds spend by the issuer to by out shares for the period (ths.hrivnas);
- number of shares bought out by the issuer for the period (pieces)

- the company did not buy shares;

The section also does not show information on the securities keeper; depositary of the issuer; securities traders with which there are agreements on distribution of securities; legal entities authorized by the issuer to sell (purchase) securities because the Company does not use the services of any above organizations.

BASIC INFORMATION ON THE ISSUER

Identification details, location and contact telephone numbers of the issuer

Full name	Open Joint-Stock Company «Nizhnedneprovsky pipe-rolling plant»
Short name	OJSC "NTZ"
Pattern of ownership	Public corporation
Code according to EDRPOU	05393116
Code of the territory according to KOATUU	1210137200
Territory (region)	Dnepropetrovsk
City district	Industrialny
Mail code	49081
City (town)	Dnepropetrovsk
Street, building	Stoletova 21 /
National number code and phone number	0562 35-93-01
Fax	34-90-99
E-mail	info@ntz.dp.ua
WWW- address	www.ntz.com.ua

Information on the state registration of the issuer

Certificate number	05393116
Issue date	December 28, 1994
Body that issued the certificate	Executive Committee of Dnepropetrovsk City Council of People's deputies
Registered Authorized Shares Capital (hrivnas)	13 471 250.00

Bank of the issuer

Bank name (bank branch), of the issuer's main settlement account	AB "CREDIT-DNIPRO" Dnepropetrovsk
Bank's MFO	305749

Bank name (bank branch), of the issuer's main currency account	AB "CREDIT-DNIPRO" Dnepropetrovsk
Bank's MFO	305749

Main kinds of activity

Code according to ZKGNG	Kind of activity
12140	Pipe production
71130	Wholesale by the non-state-owned organizations, excluding the consumer's cooperation
71212	Pharmaceutical establishments
95130	Designing organizations referenced as scientific ones
61124	Installation works
61134	Start and adjustment organizations

Information on licence (permits) to separate kinds of activity

Kind of activity	Licence number (permit)	Date of issue	State body that issued the certificate	Licences (permit) expiry date
Medical services	AA No.121788	03/07/2001	Ministry of Health of Ukraine	03/07/2003
Retail sale of medicine	AA No.011529	23/02/2001	The State Department on control over quality, safety and production of medicine and medical items	07/12/2003
Vocational training and education	AA No.232126	31/10/2001	Ministry of Education of Ukraine	01/07/2006
Right to use the ground radio stations for mobile communication.	No.5393116 YB0070	23/11/1998	The State Inspection on communication in the Dnepropetrovsk region	23/11/2003
Right to use the ground radio stations for mobile communication.	No.5393116 YB0005	21/11/1998	The State Inspection on communication in the Dnepropetrovsk region	21/11/2003
Retail sale of alcohol	AA No.161106	24/09/2001	The Dnepropetrovsk regional Management of the state control over manufacture of alcohol and tabaco.	24/09/2002

Kind of activity	Licence number (permit)	Date of issue	State body that issued the certificate	Licences (permit) expiry date
Retail sale of tobacco	AA No.018452	29/10/2001	Regional Management of DPA of Ukraine in the Dnepropetrovsk region	29/10/2002

Information on the issuer association with other enterprises

Name	Location (mail address)
Association:	
"Dnipro-DAR"	75, Karl Marx Ave. Dnepropetrovsk, 49600, Ukraine
"Association of steel-makers"	7/8, Maroseyka Street, Moscow, Russia, 117218
Corporations:	
Consortium:	
"Intersplav"	24/1 Tsvetnoy Bulvar, Moscow, Russia, 109263
Concerns	
Other association ont branch, territorial and other principles:	
Close corporation "Truboimpex"	6-A, 2nd Troitsky Pereulok, Moscow, Russia, 129010
Joint=stock company "Metex"	56 Pogolelsky Pereulok, Moscow, Russia, 111398
Association "Prominvestenergo"	1276 Gorky Street, Kiev, Ukraine, 03150
Association "Ukrtrubprom"	1, Lenin Sq. Dnepropetrovsk, Ukraine, 49600

Information on owners of the issuer's registered shares

Number of shareholders (founders) – legal entities	67
Part of shares that belong to legal entities from their total number	88.51
Number of shareholders (founders) – individuals	9940
Part of shares that belong to the individuals from their total number (percents)	10.58
Number of the ordered forms of the securities certificates (pieces)	15000
Including: - shares certificates	15000
- bond certificates	0

Number of the issued form of the securities certificates (pieces)	4491
including:	
- share certificates	4491
- bond certificates	0

Information on the number of employees and their wages

Items	Actually for the period
Average number of regular authorized employees (men)	11861
Average number of the freelance employees and by-workers (men)	30
Average number of the part-time employees (men)	13
Salary schedule – total (ths. hrivnas)	90587.6

Information on the officials of the issuer

No.	Position	Family name, name, surname	Date of birth	Education	Years in the executive position	Enterprise name and previously occupied position
1	Head of the Board of Directors	Esaulov Gennadiy Alexandrovich	1951	Higher	8	OJSC «NTZ», Head of the Board of Directors – Director General
2	Deputy-Head of the Board of Directors	Deryugin Alexander Alexandrovich	1942	Higher	24	OJSC «NTZ», Depuy Head of the Board of Directors – Tech. Director
3	Member of the Board of Directors	Plokhiy Maria Vasilievna	1939	Specialized-secondary	31	OJSC «NTZ», chief accountant
4	Member of the Board of Directors	Kozlovskiy Alfred Ivanovich	1929	Higher	39	OJSC «NTZ», Development Director – Director of the Development Institute
5	Member of the Board of Directors	Vorobiynov Mikols Alexeevich	1947	Higher	29	OJSC «NTZ», Purchasing Director

No.	Position	Family name, name, surname	Date of birth	Education	Years in the executive position	Enterprise name and previously occupied position
6	Member of the Board of Directors	Yarlik Anatoliy Borisovich	1946	Higher	27	OJSC «NTZ», Personnel and social Development Director
7	Member of the Board of Directors	Gorb Evgeniy Vasiljevich	1959	Higher	20	OJSC «NTZ», Sales Director
8	Member of the Board of Directors	Taraseev Alexey Michaylovich	1971	Higher	6	OJSC «NTZ», Finance and economy Director
9	Member of the Board of Directors	Cherkashchenko Yuriy Volodimirovich	1951	Higher	23	OJSC «NTZ», Deputy Purchasing Director
10	Member of the Board of Directors	Marchenko Volodimir Porphirovich	1946	Higher	29	OJSC «NTZ», Production Director
11	Member of the Board of Directors	Akhremenko Vitaliy Alexeevich	1953	Higher	12	OJSC «NTZ», Safety Director
12	Head of the Auditing Committee	Melikadze Alexey Alexandrovich	1938	Higher	36	OJSC «NTZ», Head of the information and computer center
13	Chairman of the Supervisory Board	Kirichko Alexander Ivanovich	1965	Higher	9	Corporation "Interpipe", Adviser of the Chairman of the Board of Directors
14	Deputy-Chairman of the Supervisory Board	Deliergeev Victor Volodimirovich	1950	Higher	13	OJSC "NTZ", Deputy Head of the advertizing and representative protocol
15	Member of the Supervisory Board	Vantroba Yuriy Volodimirovich	1965	Higher	5	Corporation "Interpipe", Deputy Head of the financial and economic Management
16	Member of the Supervisory Board	Parusnikova Victoria Borisovna	1961	Higher	6	Audit company with limited liability "VDT -Audit", Deputy Director.
17	Member of the Supervisory Board	Vraneshich Alexander Alexandrovich	1973	Higher	4	"BRIDMAN INVESTMENTS LTD.", investment adviser

No.	Position	Family name, name, surname	Year of birthday	Education	Years in the executive position	Enterprise name and previously occupied position
18	Member of the Supervisory Board	Besednov Sergey Victorovich	1959	Higher	9	OJSC «NTZ», Deputy Head of the Technical Director – head of the Technical Department
19	Member of the Supervisory Board	Norbert Shtadker	1945	Higher	21	"ALLIED STEEL HOLDING B.V.", Director
20	Candidate into the members of the Supervisory Board	Korotkov Andrey Mikolaevich	1965	Higher	5	Corporation "Interpipe", Head of the Management of industrial enterprises
21	Candidate into the members of the Supervisory Board	Zaliskiy Alexander Ivanovich	1956	Higher	19	OJSC «NTZ», Head of the pipe-rolling shop No. 5
22	Candidate into the members of the Supervisory Board	Bylokurov Dmitro Eduardovich	1959	Higher	19	OJSC «NTZ», Deputy Director on foreign economic relatons
23	Chief accountant	Plokhiy Maria Vasilievna	1939	Specialized-secondary	31	OJSC «NTZ», Chief Accountant
	Notes:	The company's officials were not pursecuted by the Law for misuse of position				

Information on persons who hold 5 % and more shares of the issuer

Name of the legal entities	Code according to the USREOU	Location	Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares			
						Ordinary	Ordinary payable to bearer	Privileged	Privileged payable to bearer
Private small-size enterprise "Interpipe"	13418356	Office 69, 15-B Plekhanova Street, Dnepropetrovsk, Ukraine, 49600	30/03/2001	4298645	7.98	4298645	0	0	0

Name of the legal entities	Code according to the USREOU	Location	Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares			
						Ordinary	Ordinary payable to bearer	Privileged	Privileged payable to bearer
Corporation research and production investment group "Interpipe"	23941834	1-A Pisarzhevskogo Street, Dnepropetrovsk, Ukraine, 49600	30/03/2001	4770423	8.85	4770423	0	0	0
"ALLIED STEEL HOLDING B.V."		The Netherlands, Arent Janszoon Ernststr.595H, 1082 LD Amsterdam	11/05/2001	12869366	23.88	12869366	0	0	0
"BLUMBERG INDUSTRIES LLC"		9, East Lockerman Street, Dover, Delawere, USA, 19901	11/05/2001	5246244	9.74	5246244	0	0	0
"ROSEN ASSET MANAGEMENT S.A."		L-1946, Luxemburg, 9-11 Rue de Louvigni, Princedom of Luxembourg	11/05/2001	7440937	13.81	7440937	0	0	0
Family name, name, surname of the legal entities			Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares			
						Ordinary	Ordinary payable to bearer	Privileged	Privileged payable to bearer
			Total:	34625615	64.26	34625615	0	0	0

Information on the number of the issuer's shares hold by the issuer's officials

Position	Family name, name, surname of the Executive Official	Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares			
					Ordinary	Ordinary to bearer	Privileged	Privileged to bearer
Head of the Board of Directors	Esaulov Gennadiy Alexandrovich	30/03/2001	19920	0.04	19920	0	0	0

Position	Family name, name, surname of the Executive Official	Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares			
					Ordinary	Ordinary to bearer	Privileged	Privileged to bearer
Deputy Head of the Board	Deryugin Alexander Alexandrovich	30/03/2001	15043	0.03	15043	0	0	0
Member of the Board of Directors	Plokhiy Maria Vasilievna	30/03/2001	127537	0.24	127537	0	0	0
Member of the Board of Directors	Kozlovskiy Alfred Ivanovich	30/03/2001	215770	0.40	215770	0	0	0
Member of the Board of Directors	Vorobiynov Mikols Alexeevich	30/03/2001	81212	0.15	81212	0	0	0
Member of the Board of Directors	Yarlik Anatoliy Borisovich	30/03/2001	70362	0.13	70362	0	0	0
Member of the Board of Directors	Gorb Evgeniy Vasiljevich	30/03/2001	15955	0.03	15955	0	0	0
Member of the Board of Directors	Taraseev Alexey Michaylovich	00/00/00	0	0	0	0	0	0
Member of the Board of Directors	Cherkashchenko Yuriy Volodimirovich	30/03/2001	6218	0.01	6218	0	0	0
Member of the Board of Directors	Marchenko Volodimir Porphirovich	30/03/2001	34076	0.06	34076	0	0	0
Member of the Board of Directors	Akhremenko Vitaliy Alexeevich	30/03/2001	1000	0.00	1000	0	0	0
Head of the Audit. Committee	Melikadze Alexey Alexandrovich	30/03/2001	11181	0.02	11181	0	0	0
Chairman of the Supervisory Board	Kirichko Alexander Ivanovich							
Depuy Head of the Supervisory Board	Deliergeev Victor Volodimirovich	30/03/2001	1945	0.00	1945	0	0	0

Position	Family name, name, surname of the Executive Official	Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares			
					Ordinary	Ordinary to bearer	Privileged	Privileged to bearer
Member of the Supervisory Board	Vantroba Yuriy Volodimirovich							
Member of the Supervisory Board	Parusnikova Victoria Borisovna							
Member of the Supervisory Board	Vraneshich Alexander Alexandrovich							
Member of the Supervisory Board	Besednov Sergey Victorovich	30/03/2001	5495	0.01	5495	0	0	0
Member of the Supervisory Board	Norbert Shtadker							
Chief Accountant	Plokhiy Maria Vasilievna							
		Total:	605714	1.12	605714	0	0	0

Information on the last release of the issuer's report

Newspaper name	"Business Ukraine"
Advance payment address	61410
Edition	13910
Date of the report release	May 30, 2001

Information on the General Meeting of Shareholders (for the OJSC)

Type of the meeting	Regular meeting	Extraordinary meeting
	x	
Place of the meeting	Culture Palace "Metallurg",27, Kosior Street, Dnepropetrovsk ,Ukraine,49600	
Date of the meeting	May 14, 2002	
Meeting quorum (%)	88.22	
Agenda:	1. Apploval of the Report of the Company's Board on results of activity for year 2001 and approval of the main lines of the Company's activity for year 2002. 2. Approval of the report and conclusions of the Company Auditing Committee by results of inspections of the Company's financial and economic activity for year 2001. 3. Approval of annual results of the Company's financial and economic activity for year 2001 and order of profit distribution. 4. Approval of the main indices of the Company's financial and economic activity for year 2002. 5. Approval of the term and order or dividends payment. 6. Amending the Company's Statute. 7. Recall and election of the Chairman of the Company's Board and members of the Board.	

Information on dividends

Date of the register closing for payment of dividends (if any)	June 20, 2002
Date dividends payment	June 20, 2002
Expiry date for payment of dividends	December 31, 2002

Information on important events that occur during the year

Date of notice registration	Summary
April 2, 2001	Information on changes in the structure of the issuer's officials

NOTES:

1. To section " Information on the proprietors of nominal securities of the issuer ":

- part of the shares which belong to the legal entities is shown by 0.91 % smaller as on 01.01.2002 of the shares of the additional (second) issue in the amount of 492 257, are taken into account on the personal account of the Issuer " subscribed securities " till complete payment in March 2002;

- There is no information on number the ordered forms of the securities certificates (pieces) and information on the number of issued forms of the securities certificates related to the bond certificates because the company did not issue the bonds.

2. To section " Information on persons who hold 5 % and more of the issuer's shares No information on:

- The code according to USREOU - the companies " ALLIED STEEL HOLDING B.V. ", " BLUMBERG INDUSTRIES LLC " and " ROSEN ASSET MANAGEMENT S.A. " are the non-residents of Ukraine and consequently may not be registered with the Unified State Register of the Enterprises and Organizations of Ukraine;

- number depending of the type shares (ordinary payable to bearer, privileged nominal, privileged payable to bearer) – the company did not issue the privileged shares and shares to bearer.

3. To section "Information on the number of the issuer's shares hold by the issuer's officials"

Taraseev Alexey Michaylovich has no shares of the OJSC "NTZ".
Kirichko Alexander Ivanovich is the representative of the private small-size enterprise "Interpipe".
Vantroba Yuriy Volodimirovich is the representative of the investment company with limited liability " Credit – Dnipro - Invest".
Shtadler Norbert is the representative of the company " ALLIED STEEL HOLDING B.V. "
Parusnikova Victoria Borisovna is the representative the company with limited liability "AbiKO".
Vraneshich Alexander Alexandrovich is the representative of the company " BRIDMAR INVESTMENTS LTD ".
Information on the Chief Accountant part of the shares of the OJSC "NTZ" shall be found in the line No. 3 (Member of the Board of Directors - Plokhiy Maria Vasilievna).

INFORMATION ON THE REGISTRAR

Name	Company with limited "Alpha-Invest"
Organizational form	Company with limited liability
Identification code	24995460
Territory code	
Region	Dnepropetrovsk
District	Babushkinski
Postal code	49600
Location	Dnepropetrovsk
Street, building	Lenin str. 17, of.96
City code and tel. number	0562 36-13-54
Fax number	0562 36-13-54
e-mail	ALFA@kdb.dp.ua
www address	
Number of license for this kind of activity	AA 241048
Date of License issuing	October 15, 2001
State body that issued the license	The State Committee on securities and stock exchange

Territory code – 1210136600.

In section Information auditors (auditing companies) which render auditing services to the issuer there is no information on the WWW – address because has no its own WEB – site in the Internet.

INFORMATION ON AUDITORS (AUDITING COMPANIES), WHICH RENDER AUDITING SERVICES TO THE ISSUER

Name	Audit company "Insider-Center"
Organizational form	Company with limited liability
Identification code	31154676
Territory code	
Region	Dnepropetrovsk
District	Babushkinski
Postal code	49600
Location	Dnepropetrovsk
Street, building	Lenin Embankment 29-A
City code and tel. number	0562 41-68-47
Fax number	0562 744-33-06
e-mail	Root@insider.dp.ua
www address	
Number of license for this kind of activity	*
Date of License issuing	January 26, 2001
State body that issued the license	Auditing Chamber of Ukraine

* - The auditings company "Insider – Center" has received the certificate on its registration as the subject of the auditing activity No.2459 dated January 26, 2001.

Territory code – 1210136600.

In section "Information auditors (auditing companies) which render auditing services to the issuer" there is no information on the WWW-address because the auditing company "Insider – Center" has no its own WEB – site in the Internet.

INFORMATION ON AUDITORS (AUDITING COMPANIES), WHICH RENDER AUDITING SERVICES TO THE ISSUER

Name	"Deloitte and Tush Ridginal Ukrainian Services Company"
Organizational form	Representative
Identification code	25642478
Territory code	
Region	Kiev
District	Podol
Postal code	01070
Location	Kiev
Street, building	Prytysko-Mykilska 5
City code and tel. number	044 490-90-00
Fax number	490-90-01
e-mail	vvakht@deloitte.com.ua
www address	www.deloitte.com.cy
Number of license for this kind of activity	001973
Date of License issuing	August 3, 1998
State body that issued the license	Auditing Chamber of Ukraine

Territory code – 3028500000.

INFORMATION ON AUDITORS (AUDITING COMPANIES), WHICH RENDER AUDITING SERVICES TO THE ISSUER

Name	"Deloitte and Tush Ridginal Consulting Services Limited"
Organizational form	Representative
Identification code	21653500
Territory code	-
Region	Cyprus
District	-
Postal code	CY 303
Location	Lymassol
Street, building	Macarios Avenue 256
City code and tel. number	5 749292
Fax number	326010
e-mail	Tmahon@deloitte.com.ua
www address	www.deloitte.com.cy
Number of license for this kind of activity	-
Date of License issuing	-
State body that issued the license	-

Territory code – 8038500000.

Taking info account that "Deloitte and Tush Ridginal Consulting Services Limited" is the representative office of an international organization, in the section Information auditors (auditing companies) which render auditing services to the issuer there is no information on the licences (permit) number for this kind of activity; licence (permit) date of issue; state body that issued the licence; district.

INFORMATION ABOUT JURIDICAL COMPANIES, THAT RENDER JURIDICAL SERVICE TO THE ISSUER

Name	Juridical Company "Magister & Partners"
Organizational form	Society with limited liabilities
Identification code	24942296
Territory code	-
Region	Kiev
District	Moskovski
Postal code	01042
Location	Kiev
Street, building	P. Lumumby 4-B
City code and tel. number	044 252-81-82
Fax number	268-80-18
e-mail	info@magisterandpartners.com
www address	www.magisterandpartners.com
Number of license for this kind of activity	1-4170
Date of License issuing	June, 9, 1998
State body that issued the license	Department of Justice of Ukraine

The information about territory code is absent in section "Information about juridical companies, that render juridical service to the Issue" because such information was not given to the Issuer.

INFORMATION ABOUT JURIDICAL COMPANIES, AUTHORIZED BY THE ISSUER TO REPAY THE INCOME FOR ITS EQUITY

Name	Joint stock bank "Kredit-Dnepr"
Organizational form	Close Joint Stock Society
Identification code	14352406
Territory code	
Region	Dnepropetrovsk
District	Babushkinski
Postal code	49600
Location	Dnepropetrovsk
Street, building	Lenin str. 17
City code and tel. number	0562 32-05-86
Fax number	0562 32-05-86
e-mail	Gara@kdb.dp.ua
www address	www.kreditdnepr.com
Number of license for this kind of activity	70
Date of License issuing	November, 4, 1999
State body that issued the license	National Bank of Ukraine

Territory code – 1210136600

ISSUER'S SECURITIES

Information on shares issue

Date of issue registration	Issue registration number	Name of the issue registrar	Type of shares	Form of issue	Nominal value in hrivna	Number o shares	Total issue value	% of the Authorized Shares Capital
18/04/2001	164/1/01	The State Committee on securities and stock market	Registered shares	Documentary	0.25	53885000	13471250.00	100.00

Information on the issuer's bonds (for every outstanding issue of bonds)

1.Interest-bearing bonds

Date of issue registration	Issue registration number	Name of the issue registrar	Nominal value in hrivna	Number of shares in the issue	Form of issue	Total issue value	Interest rate (%)	Due date for *interest*	Bonds date of *maturity*

2.Discount bonds

Date of issue registration	Issue registration number	Name of the issue registrar	Nominal value in hrivna	Number of shares in the issue	Form of issue	Issue total value in nrivnas	Bonds date of maturity

3. Target (interest-free) bonds

Date of issue registration	Issue registration number	Name of the issue registrar	Nominal value in hrivna	Number of shares in the issue	Form of issue	Issue total value in nrivnas	Name of the product (service) the issue is made for	Bonds date of maturity

Information on other securities of the issuer (issue of which is subject to registration)

Date of issue	Type of securities	Volume of issue	Volume of distributed securities on the accounting date (hrivna)	Terms of turnover and maturity

There is no information in section "Information on the issuer's bonds (for each outstanding issue of bonds) about percentage, discount, target (interest-free) bonds because the Company has not issued the bonds.

There is no any information in section "Information on other issuer's securities (which are subject to registration) about percentage, discount, target (interest-free) bonds because the Company has not issued any securities.

Information on issues of the Company's shares

The first issue has been carried out during privatization of the Company by issue of 21 554 000 (twenty one million five hundred fifty four thousand) registered shares with the nominal value of 0,25 hrivna each for the amount of 5 388 500 (five million three hundred eighty eight thousand five hundred) hrivnas.

The first issue of shares has been granted by the certificate No. 2/1/95 dated January 4, 1995 by the Ministry of Finance of Ukraine. Following to requirements of the State committee on securities and stock market to bring to conformity the forms of securities issue to the current legislation, re-registration of the shares issue has been carried out and the Certificate of securities issue registration No. 142/04/1/98 dated July 16, 1998 has been issued by the Dnepropetrovsk territorial management of the State Committee on securities and stock market.

Privatization of Company has been completed (the Order of the Fund of the State-owned property of Ukraine No. 1397 dated December 8, 1997 " On completion of the process of privatization of the OJSC WATT " Nizhnedneprovsky pipe-rolling plant").

Extraordinary meeting of shareholders of the Company which was held on December 26, 2000 has made a decision on additional (second) issue of the shares.

All shareholders of the Company had equal rights to purchase the additional shares in proportion to their part of shares in the Authorized Shares Capital on date of decision-making on the issue of shares.

Subscription to shares of the additional (second) issue has been conducted according to terms of the issue approved by the Extraordinary General Meeting of Shareholders held on 26.12.2000. it was stopped ahead of schedule in connection with the fact that during the subscription the company had achieved the projected volume of the issue - 32 331 000 (thirty two million three hundred thirty one thousand) shares.

The subscription for the Company's shares was realized in two stages:

- During the first stage, the prevailing right of shareholders to purchase the additional shares in proportion to their part in the Authorized Shares Capital on the date of decision-making on the issue of shares was realized;

- During the second stage, the right of other investors to purchase the shares of the additional issue and the right of the existing shareholders to purchase the shares of the additional issue above the number of shares they have the prevailing right to was realized. Thus, during the second stage the shareholders of the Company used their prevailing right to purchase the additional issue shares.

Shares of the additional issue are subject to the turn-over according to the current legislation of Ukraine.

According to requirements of the State committee on securities and the stock market concerning the procedure of the shares and bonds issue registration of the enterprises and information on their issue, the additional (second) issue of shares has been registered and the Certificate of registration of the securities issue (taking into account allowance the last issue) No. 164/1/01 dated April 18, 2001 has been given by the State Committee on securities and stock market.

The additional (second) issue of securities has granted their owners the right that was identical to the rights to the previously issued, thus information below shall be referred to both issues:

Type of shares
Registered.

Series (class) of the shares and rights which their owners enjoy if compared with the rights of other series shares holders
All holders of the shares of these issues have identical rights.

Terms of the given series shares exchange to other shares of the Company
No exchange of the issued shares has been envisaged.

Part of the shares of this series in the structure of the Authorized Shares Capital
100 %.

Rights to receive dividends
The right to receive a part of the profit (dividends) is proportional to the part any shareholder has as the shareholder of the Company on the date of the beginning of dividends payment.

Shares dividends shall be paid to the shareholders once a year depending on the results of the calendar year and in proportion to the number of shares owned by them.

Shares dividend rate (if any) and the cumulative dividend
The rate of shares dividends was not determined. Dividends are not cumulative.

The amount of dividends paid for the last three years to this series of shares
Dividends were not paid in 1999.
In 2000, the Company paid 3 092 000 (three million ninety two thousand) hrivnas of dividends to the shareholders.
In 2001, the Company paid 6 820 000 (six million eight hundred twenty thousand) hrivnas of dividends to the shareholders.
Simultaneously with payment of dividends the withheld tax on dividends was transferred to the budget.

Number of shares necessary for voting at the General Meeting of Shareholders
One share.

Rights of shareholders during liquidation of the Company
The shareholders have the right to receive a part of the Company's property value that is proportional to the nominal cost of the shares of the Company belonging to them according to the current legislation of Ukraine.

Terms of buying out of the Company's shares
At the expense of own means and according to the procedure established by the current legislation and local normative statements of the Company.

Number of shares and the total amount of means spent by the Company *to buy out its own shares*
Buying out of own shares has not been undertaken.

Information on internal and foreign markets that trade in securities of the Company.

The OJSC "NTZ" was one of first seven Ukrainian enterprises whose securities, according to the decision of the Trade Committee dated September 24, 1997 starting from the 1st of October, 1997 *were listed into the First Listing Level* of the First Stock Market Trade System (FSMTS).

For the purpose of execution of decisions of the State committee on securities and stock market dated July 6, 1999 No. 141 and December 30, 1998 No. 215 the Company and the subsidiary "Technical center of the FSMTS" have concluded, on September 8, 1999, the Agreement on maintaining the listing. According to the terms and conditions of this Agreement on maintaining the listing the securities of the Company have been included into the list of the FSMTS and allowed to the tenders within the commercial network.

During the financial year, the share of the Company have strongly occupied the "second echelon". But the spread of the shares has been and remains wide.Lately, the tendency of reduction in the number of dealers who work with these shares has been observed. This is one of the reasons that restrains the interest of the portofolio investors to undertake active deals with these securities.

During one year share prices moved up and down, but the whole tendency can be characterized as a fall.

In general, the Company's shares are characterized by the following dynamics: a sharp rise in prices for a short period of time, and then a long and slow fall.

Information on quotations of the registered shares of the Company within the trade system of the FSMTS is shown indicated in Table 1:

Table 1

Information on quotations of the registered shares of the Company
within the trade system of the FSMTS

(The source of information - "*Information on quotations on the Company's securities*" that can be received by the E-mail of the Company by the trading results within the commercial network of the FSMTS)

	Sale – purchase			
	I- quarter	**II- quarter**	**III- quarter**	**IV- quarter**
2000				
Minimum price (hrivna)	2.60	3.05	2.00	1.00
Maximum price (hrivna)	5.80	4.40	4.00	5.00
2001				
Minimum price (hrivna)	1.00	0.10	0.20	0.25
Maximum price (hrivna)	4.00	5.00	5.00	3.74

Information on the minimum and maximum price that has been fixed in the stock jobbers' deals is given in Table 2:

Table 2:

Information on the minimum and maximum price that has been fixed in the stock jobbers' deals

	Sale – purchase			
	I- quarter	**II- quarter**	**III- quarter**	**IV- quarter**
2000				
Minimum price (hrivna)	0.25	0.25	0.25	0.25
Maximum price (hrivna)	11.00	4.94	18.00	10.00
2001				
Minimum price (hrivna)	0.10	0.01	0.01	0.01
Maximum price (hrivna)	5.00	3.90	2.50	5.50

In 2001, on behalf of the companies " DRAGON CAPITAL " and " Kiev Post " the Company was awarded the honorary diploma which testifies the joining of the shares of the Open Joint-Stock Company " Nizhnedneprovsky pipe-rolling plant" for calculation of the "KP - Dragon Index" as an acknowledgment of the Company as one of the leaders of the Ukrainian stock market and its importance for the economy of Ukraine.

The same year, shares of the Company also joined the index basket of the First Stock Market Trade System (FSMTS - index). Joining to the index testifies that the Company is one of the most liquid on the Ukrainian stock market and is a part of the companies with the greatest market capitalization.

In 1999, in Ukraine, the Company participated, among other five greatest enterprises, in realized of the program of the issue of the American Depositary Bonds (ADB) of the 1st level. The program has been realized together with The Bank of New York.

The ADB program of the 1st level is the simplest and inexpensive ways to the securities market of the USA with shares which already are in the open turn-over. According to the Law of the USA on securities (1934) with changes and additions, the Company is not completely registered with the SEC (Security Exchange Commission), and as a result, its share are not on the board.

The company is free from submitting the regular reports and information to the SEC according to the rule 12g3-2 (b) of the Law of the USA "On stock exchanges" (1934).

The company has used the ADB program of the 1st level to achieve its target - to increase the liquidity of its shares and also to receive maximum real price for the shares, to establish relations with the investors, and to begin to create its own group of the American investors.

The management of the Company understands that this is only the first steps to the American stock market.

Introduction of the 2nd and 3rd level of the ADB program is of more importance, namely: shares joining the listing of the developed countries exchange market with automatic rise in liquidity and attraction of the capital by realization of the additional issues with help of the ADB. But, unfortunately, this is very a very difficult, time-consuming, prolonged and not cheap (1-1.5 million US dollars) procedure that we can not afford now.

BUSINESS DISCRIPTION

Main factors that influence the issuer's activity

Group of factors	Problem description	Degree of influence on the issuer's			What forecasted changes may influence the enterprise
		Insignificant influence	Average influence	Significant influence	
Political	Production and sale of the main products		x		The Company's activity is mainly influenced the pipes and wheels market fluctuations, including: ❑ ***Related to the pipes:*** - Slowly rising rates of the plant's products utilization in the oil-and-gas production и machine-building industries of Ukraine; - quotas for deliveries to the Russian Federation; - drop of oil prices on the world market and related drop of export prices and deliveries to the foreign countries; ❑ ***Related to wheels and tyres:*** - reduced demand in the Company's wheel by the railway car building enterprises of Ukraine; - insignificant export to the Russian Federation. Besides, the Company feels the influence of the following risks: ▪ General deterioration of the economic situation in the country; ▪ changes in the legislation of Ukraine related to taxation of enterprises and changes in the credit-financial policy of the state; ▪ drop in solvency of the Company's products consumers; ▪ inflation processes in the Ukrainian economy; ▪ dependance on exchange fluctuations when fulfilling contracts with foreign partners; ▪ possibility of contract failure by the customers.
Financial and economic	Production and sale of the main products			x	
Production and technological	Production and sale of the main products			x	
Social	Production and sale of the main products	x			
Environmental	Production and sale of the main products	x			

* Put "X" to the appropriate column.

Information on the most influencing competitors of the main products

Name of the products (kind of products)	Competitor's name	Competitor's country	Degree of competition*		
			Insignificant influence	Average influence	Significant influence
Seamless pipes	OJSC "Pivdennotrubny plant"	Ukraine		x	
Seamless pipes	OJSC "Dnepropetrovsk pipe plant"	Ukraine	x		
Seamless pipes	OJSC "Mariupol steel mills named after Illich"	Ukraine	x		
Seamless pipes	OJSC "Pervouralski Novotrubny plant"	Russia		x	
Seamless pipes	OJSC "Sinarsk pipe plant"	Russia			x
Seamless pipes	OJSC "Sversk pipe plant"	Russia			x
Seamless pipes	OJSC "Volzhsky pipe plant"	Russia			x
Seamless pipes	OJSC "Taganrog stell mills"	Russia		x	
Seamless pipes	OJSC "Chelyabinsk pipe plant"	Russia		x	
Electric-welded pipes	OJSC "Pivdennotrubny plant"	Ukraine			x
Electric-welded pipes	OJSC "Mariupol steel mills named after Illich"	Ukraine		x	
Electric-welded pipes	OJSC "Dnepropetrovsk steel mills named after Comintern"	Ukraine			x
Electric-welded pipes	OJSC "Lugansk pipe plant"	Ukraine		x	
Electric-welded pipes	OJSC "Pervouralsky novotrubny plant"	Russia			x
Electric-welded pipes	OJSC "Sinarsk pipe plant"	Russia		x	
Electric-welded pipes	OJSC "Sversk pipe plant"	Russia			x
Electric-welded pipes	OJSC "Taganrog stell mills "	Russia		x	
Electric-welded pipes	OJSC "Chelyabinsk pipe plant"	Russia			x
Electric-welded pipes	OJSC "Borsky pipe plant"	Russia			x
Electric-welded pipes	OJSC "Filit"	Russia			x
Electric-welded pipes	OJSC "Profil -A"	Russia			x
Electric-welded pipes	OJSC "Novosibirsk steel mills"	Russia			x
Electric-welded pipes	OJSC "WEST -MD" – Volgograd pipe plant	Russia			x
Electric-welded pipes	OJSC "Mogilevsk pipe plant"	Russia			x

Name of the products (kind of products)	Competitor's name	Competitor's country	Degree of competition*		
			Insignificant influence	Average influence	Significant influence
Electric-welded pipes	OJSC "Almetjevsk plant"	Russia		x	
Electric-welded pipes	OJSC "Viskunsk steel mills"	Russia		x	
Wheels	OJSC "Nizhnetagil steel mills"	Russia		x	
Wheels	OJSC "Viskunsk steel mills"	Russia		x	
Tyres	OJSC "Nizhnetagil steel mills"	Russia		x	
Tyres	OJSC "Kulebaksky steel mills"	Russia		x	
Ring products	OJSC "Nizhnetagil steel mills"	Russia		x	

* Put "X" to the appropriate column.

Information on the main products (services) manufactured by the issuer

Name of the product (kind of products)	Trade mark	Patent and other means of the products protection (innovations and licence used for the products manufacture)	Product Code (group of products) according to TNZED	Unit of measurement	Production volume in units	Value of the production (current prices) (ths. hrivnas)	Net sale profit (returns) For the accounting period (ths. hrivna)
Solid wheels	OJSC «NTZ»	-	860719180	Ton	78170.0	222065.9	222969.3
Pipeline pipes нафто-	OJSC «NTZ»	-	730439930	Ton	200688.0	327478.8	332319.4
Casing pipes	OJSC «NTZ»	-	730420910	Ton	174540.0	376191.7	373000.3
Hot-rolled pipe	OJSC «NTZ»	-	730439910	Ton	85663.0	128201.4	130288.7
Other goods (services):						279402.2	294134.3
					Total:	1333340.0	1352712.0

Information on the raw materials base and the main features of the issuer's products (services) consumers and distribution of consumers over Ukrainian regions and on foreign markets

Name of the product (kind of products)	Raw materials base for production (Ukraine, CIS countries, foreign countries)	Share in the total sales volume (sales territory) in %		
		Ukraine	CIS countries and Baltic states	Foreign countries
Cold-shaped bearing pipes	Ukraine, Russia	63.70	32.60	3.70
Hot-shaped bearing pipes	Ukraine, Russia	82.80	17.00	0.20
Cold-drawn pipe of general purpose	Billets produced at the plant	48.10	32.70	19.20
Hot-shaped pipes	Billets produced at the plant	17.90	42.10	40.00
Casing pipes	Billets produced at the plant	21.90	68.80	9.30
Drill pipes	Billets produced at the plant	81.00	19.00	0.00
High-pressure boiler pipes	Billets produced at the plant	43.20	56.80	0.00
Lifting pipes	Billets produced at the plant	4.10	95.50	0.40
Electric-welded pipes	Ukraine	77.30	12.30	10.40
Water-gas pipes	Ukraine	85.70	5.50	8.80
Solid wheels	Billets produced at the plant	50.50	9.20	40.30
Tyres and rings	Billets produced at the plant aa in Russia	42.40	3.30	54.30
	TOTAL:	**51.55**	**32.90**	**15.55**

INFORMATION ABOUT PROPERTY CONDITION AND FINANCIAL AND ECONOMIC ACTIVITY OF THE ISSUER

Information about fixed assets (according depreciated cost)

Fixed assets	Own fixed assets(thnd. UAH)		Leased fixed assets(thnd. UAH)		Total fixed assets(thnd. UAH)	
	Beginning of the period	End of the period	Beginning of the period	End of the period	Beginning of the period	End of the period
1. Production	424229.0	406032.0			424229.0	406032.0
- buildings and constructions	246506.0	238454.0			246506.0	238454.0
- techniques and equipment	152308.0	145131.0			152308.0	145131.0
- transport means	7414.0	6884.0			7414.0	6884.0
- other	18001.0	15563.0			18001.0	15563.0
2. Non-production	10540.0	10639.0			10540.0	10639.0
- buildings and constructions	4673.0	1613.0			4673.0	1613.0
- techniques and equipment	1554.0	1340.0			1554.0	1340.0
- transport means						
- other	4313.0	7686.0			4313.0	7686.0
Total:	434769.0	416671.0			434769.0	416671.0
Explanation:	Deterioration level of fixed assets is 62..3%					

Information about liability of the Issuer

Liability type	Date of arising	Unpaid debt part (ths. UAH)	Rate for funds usage (yearly %)	Date of repayment
Bank credits	x	19487.0	x	x
Including: Credit line No KL-2706/630011748	27/06/2001	131.0	35.00	27/06/2004
Credit line No 1/1-USD/186v-02-00	12/05/2001	4317.0	14.00	14/05/2002
Credit line No 140801L/630011785	14/08/2001	5033.0	14.00	14/08/2003
Credit line No 92-CI/63000195	14/08/2000	5523.0	8.00	14/08/2002
Credit line No 19/1-040/2001/63001134	22/05/2001	4483.0	9.00	04/02/2002
Equity liabilities	x	16512.0	x	x
Including: For bonds (for each emission)	x		x	x
For bills of credit (totally)	x	16512.0	x	x
For financial investments in corporate rights (for each type)	x	x	x	x
Tax liabilities	x	3654.0	x	x
Financial help on returning base	x	6333.0	x	x
Other liabilities	x	95820.0	x	x
Totally	x	141806.0	x	x

Information about written off bad debts (for commercial banks)

Debts according fulfillment features	Amount (thousand UAH)
INTERBANK MARKET	
1. Credits and finance leasing, given guarantees and deposits	
NONBANK MARKET (2+3+4)	
2. Credits given the state bodies	
3. Credits given by economic activity agents	
4. Credits given by natural persons	
Total amount of written off bad debts (1+2+3+4)	

Information about fixed assets owned by the Society

Primary cost of fixed assets for the state of 01.01.2002 was 1 093 539 thousand UAH. During the year the Society purchased fixed assets for the amount of 25 952 thousand UAH, and objects of fixed assets quitted the number of fixed assets for the amount of 14 085 thousand UAH. As a result, for the period of 01.01.2002 primary (re-estimated) cost of fixed assets reached 1 105 406 thousand UAH.

According the state for 01.01.2002, the main place in the structure of fixed assets is occupied by the following groups:

Machines and equipment – 50.8 %; buildings, constructions and transmission devices- 43.0 %.

Main pointer of production fixed assets usage is yield of capital investments, which reflects the number of produced goods in calculation for one hrivna of average yearly cost of main fixed assets.

Level of production capacities usage for the reported period reached:

- according steel production – 110.6 %;
- according production of whole -rolled railway wheels – 79.2 %;
- according production of railway rims and ring goods – 35.2 %;
- according production of EAW pipes – 50.3 %;
- according production of steel pipes from the ingots – 116.6 %;
- according production of steel pipes from own ingots – 170.6 %.

Information about production assets that Society rents:

Open Joint Stock Society "Nizhnedneprovski Pipe Rolling Plant" and JSC "Metallurgremont" made leasing contract №10/99/630990617 dated May 7 1999. Amount of leased object is 64 000 UAH.

According the contract, the Society accepts a part of nonresidential premises (administrative building) in temporary use, which is used now for organization of working places for managing staff of production complexes.

Leasing term is one year from the moment of leased object acceptance. And, in accordance with contract terms and conditions, it was prolonged for one more year.

Rent is paid as non-cash amount to current account of CJSC "Mrtallurgremont" on the terms of prepayment and not later that 10th of each current month.

After expiring date, leased object is to be passed back within 10 days from the moment of expiration date.

BUSINESS DESCRIPTION

(Text Section)

Brief History of Venture

The Plant was established in 1891 based upon "France – Russian Workshops". Its first owners were French citizens, though economic crises getting mature in Russia forced them to cancel business. K. Gnatke, the German employer was the next owner of the Plant.

In 1911-1913 a tube rolling shop was launched employing two mills, i.e. the BRIDE and a pilger mill.

By a special decree issue by the Soviet Power the Plant was nationalized in January, 1918.

New manufacturing facilities were introduced in 1931 through 1935.

The Plant was completely ruined during the World War II. Its rehabilitation started in 1943 and in 1948 the Plant was operating at its full power.

In 1956 an electric welded tube manufacturing shop was constructed and in 1962 a bearing tube production started. A pilger mill shop, the largest in Europe, was launched for regular routine guided by the Hungarian experts in 1968. In 1972 a new wheel rolling line was established and in 1988 a tire wheel shop was launched.

The Plant registered its trademark in 1970. The logo included «НТЗ» letters representing abbreviated name of the Plant. The registration completed, the logo arrived at any Plant production, widely known worldwide nowadays for all the clients.

September, 10 1989 welcome the "Nizhnedneprovskiy Tube Rolling Plant named after Karl Libkneht" established as a leased venture as based on voluntary grounds. According to the legislation of Ukraine Provisions of a Lease were newly furnished as contracted with the State Property Fund of Ukraine in January 1993.

By reorganization of the "Nizhnedneprovskiy Tube Rolling Plant named after Karl Libkneht" leased venture the "Nizhnedneprovskiy Tube Rolling Plant Opened Joint-Stock Association" was formed on December, 28 1994.

Starting from 1992 and to enhance a competitive ability systematic certification of products was undertaken on the constant basis, as well as maintenance of quality management systems and conformance surety thereof in compliance with international standard requirements. Currently, the Plant is awarded to the international standards of the Quality System according to EN ISO 9002; 1994; API Q 1, AAR-A103 Standards, as well as certificates for products manufactured as based upon according to European and the USA Standards.

Wheel and wheel tire manufacturing know-hows were patented by the Plant in April and July 1994.

In October, 1994 the Plant appeared to be the only CIS venture to obtain the American Petroleum Institute Certificate empowering to manufacture oil range tubes resulting in the shop No 4 and the shop No 5 products were certified to manufacture compressor and casing tubes.

Steel degassing technology and secondary treatment at a vacuum ladle facility for railway wheels was introduced in the open hearth shop in 1996 permitting to reduce gas saturation and to enhance the quality of steel and wheels due to reducing the phosphorus up to 0.02% and the sulfur up to 0.015%, which in its turn enabled to increase competitive ability of the railway wheels manufactured by the Plant.

In 1996-1998 a gas cleaning complex outside of the open hearth furnaces was launched and successful efforts were made to mount high capacity waste heat boilers using gas heat emitted by the open hearth furnaces that permitted to turn out boilers fed by fuel.

In 1997 the Plant set a rebuild program going supported by the JEAN-PAUL CALMES CONSULTANTS, Switzerland international consulting company.

The manufacturing facility rebuild provides for operative planning and management efficiency enhancing and to enjoy high quality product manufacture amount increase, as well as to introduce grace conditions for investments into the manufacturing facilities.

A new manufacturing line, i.e. a cast tube tools shop (guides and mandrels) was established in the steel shape foundry shop. The Plant was granted the Quality Certificate giving powers to effect deliveries of wheels for the London Tube.

Starting from July, 01 1999 the Plant participated in a business experiment embracing a number of mine and metallurgic ventures of Ukraine. Thanking to the experiment the Plant increased the output amounts and profitability, decreased barter volumes and enrich floating fund amounts owing to privileged system of taxation.

Special attention is paid by the Plant to social matters, including establishing of the optimal management structure and efficient system of the labor remuneration; regular wage payments; improvement of the labor conditions and provision of cultural, domestic, health care and health enhancement services that are the foundation of the economic growth stabilization.

In 1997 the Plant medical insurance fund regulations were adopted. Right after medical insurance a pension insurance system was introduced at the Plant. The women labor conditions were also facilitated.

Currently the Plant appears to be a contemporary venture being one of the largest in Ukraine in its industry. It is furnished with up-to-date equipment, technologies and facilities to ensure and monitor quality of steel tubes, wheels, tires, ring articles, etc. For certain types of products the enterprise is unique within Ukraine.

Issuer Organization Structure Data.

The Company turns to be an aggregate of basic shops united by deeply interlaced system of technologic, economic and communication links. Management organization structure functioning at the Company provides for centralization of functional links ensuring smooth performance of the basic shops. In these conditions each functional service represents a dynamic structural unit provided with personnel of corresponding qualification and necessary financial resources giving opportunity for performance maneuver and to use functional duties of centralized servicing of all basic shops as a single manufacturing unit properly.

The Company includes six manufacturing shops comprising the tube rolling shops No 1, 3, 4, and 5, the tube electric welding shop, the wheel rolling shop, the open hearth furnace shop, 13 auxiliary shops, properly equipped research facilities that include six Plant laboratories, five management offices, the repair and maintenance complex for the purposes of the Plant subdivisions, mighty intellectual potential represented by the Plant management office, a recreation center, a palace of culture, a swimming pool, a sports ground and an ambulance stocked with the latest medical equipment.

Functions of the basic shops are as below:

- the tube rolling shop No 1 (TRS No 1) manufactures tubes of oil production range, drill pipes and seamless steel pipes for pipelines;
- the tube electric welding shop No 2 (TRS No 2) manufactures electric welded tubes of general purposes, water and gas supply tubes and shaped pipes;
- the tube rolling shop No 3 (TRS No 3) manufactures hot rolled tubes made of carbon steel, cold rolled tubes made of carbon steel and cold drawn tubes;
- the tube rolling shop No 4 (TRS No 4) manufactures tubes of oil production range, casing tubes with couplings and high pressure boiler tubes;
- the tube rolling shop No 5 (TRS No 5) manufactures hot rolled tubes, casing and tubing pipes, both threaded and plain end;
- the wheel rolling shop (WRS) produces solid wheels and tires for locomotives and narrow gauge tram wheels, as well as ring articles.

The Company includes the open hearth furnace shop to cover own needs in smelted metal. Steel smelting within the Plant gives opportunities for direct quality control thereof and to be more flexible when selecting the grades of steel required for performing urgent orders for variety of products.

The open hearth furnace shop produces smelted steel to manufacture tubes by the tube rolling shops No 1 and No 4 and to produce wheels, ring articles and tires by the wheel rolling shop.

The manufacturing shops, the open hearth furnace shop and the drop-hammer shop are directly guided by the Director of Production.

To support performances of the basic shops and other structural subdivisions thirteen auxiliary shops function, including the drop-hammer shop, the steel shape foundry shop, the metallurgy furnace repair shop, the metallurgy and tube rolling equipment repair shop, the trucking shop, the railway shop, the mechanic shop, the mechanic repair shop, the repair and construction shop, the thermal power shop, the electric power shop, the control measuring equipment and automatic facility shop and the plant traffic alarm control and communication shop.

Functions of the auxiliary shops are, as below:

- the drop-hammer shop supplies the open hearth furnace and the steel shape foundry shops with scrap metal;
- the steel shape foundry shop produces cast iron and steel moldings;
- the metallurgy furnace repair shop effects maintenance of the open hearth and heating furnaces located in the shops;
- the metallurgy and tube rolling equipment repair shop repairs the Plant shop equipment;
- the trucking shop performs haulage of raw materials and supplies by trucks for all subdivisions of the Plant;
- the railway shop performs transportation of the raw materials and ready articles by rails for any Plant shop;
- the mechanic shop produces spare and wear parts and units in compliance with the Plant shop orders;
- the mechanic repair shop produces tools and spare and wear parts for the Plant shops and repairs aforesaid items;
- the repair and construction shop effects repair and construction jobs of rooms, premises, sidewalks and roads and manufactures wooden articles for the shop needs and construction purposes;
- the thermal power shop provides gas, fuel oil, compressed air, water for the shops and repairs dependent equipment;
- the electric shop provides electric power to all Plant subdivisions and performs any repairs of dependent electric equipment, power networks and cables;

- the control measuring equipment and automatic facility shop performs servicing and maintenance of the control and inspection equipment and automatic facilities located elsewhere within the shops;
- the plant traffic alarm control and communication shop delivers means of communication and fire alarm systems to all Plant subdivisions and effects maintenance and repairs thereof.

Below listed are also included into the Company structure, i.e.

- information and calculating center;
- chief certification service;
- five management offices, i.e. the chief power supply manager office, the labor safety management office, the accident prevention and environment protection office, legal department, financial department and quality control department;
- group registration bureaus;
- sections for stock storing and the Plant personnel supplies;
- the central Plant laboratory, the central automatic and mechanic facility laboratory, the technical sanitary laboratory, the waters and air safety protection laboratory, the welding laboratory and the electric engineering laboratory;
- the civil defense headquarters;
- these are divisions included into the Plant management structure, i.e. the economic safety service, the department military squad, the chief accountant office, the business inspection department, the personnel engagement and training department, the labor and wages department, the economic and planning department, the production department, the engineering department, the department to solve customs matters, the promotion and presentation protocol department, the shipment department, the delivery and haulage department, the tube sales department, the wheel sales department, the department for engineering expertise and corporate interactions, the material support department, the fuel and power supply department, the cast iron, strip and billet procurement department, the capital construction department, the control and weighing department, the administrative department, the scrap storage and waste disposal department, the designing department, the investment department, the tax planning department, the personnel department, the labor safety department, the environment safety department, and the engineering audit department;

Non-manufacturing departments are also included into the Company structure, i.e.

- the health care and health sanative complex;
- the kindergartens;
- the farm;
- the housing and utilities services;
- the "Pridneprovskiy Metallurg" newspaper editing office;
- the "Metallurg" palace of culture;
- the food stuff facilities;
- the trading company.

The Company has no subsidiaries, affiliations or representative offices authorized to trade the Company products.

Below are alterations taking place in 2001 within the Company organization and management structures, i.e.

- the ring and tire production shop has been included into the wheel rolling shop structure;

That was linked with lack of orders for the ring and tire products and poor profitability of the shop.

- the legal office was established comprised of the legal department, the corporate power department and the department of contracts;

That was made aiming to enhance efficiency of legal performances of the Company and to centralize the legal and contractual efforts thereof, as well as deals with shareholders.

- the institution of development was formed;

The institution was established aiming to speed up engineering re-equipment and introduction of updated steel melting, rolling and tube production know-hows in the Company shops.

- the engineering audit department was established;

The engineering audit department shall ensure a reliable checking of the quality control system performances.

- the management systems were revised;

(a) by the department to solve customs matters resulting in firing of seven employees enrolled into the staff list;

(b) by the material support department resulting in firing of two employees enrolled into the staff list.

- as based upon a decision made by the Company Board and the Company Supervisory Council and aiming to improve the Company management pattern and to enhance the efficiency of the organization structure performances below alterations were made, i.e.

(a) the financial office was established in the financial and import/export operation execution departments stead;

(b) the manufacturing facilities No 1, No 2, No 3, the reformation center, the marketing department, the external relations department, the balance and order execution department, the promotional and analysis department, the scrap storing department, and the oil product and power resource procurement department were cancelled;

(c) the Company management structure was enriched when the scrap storing and waste disposal department, the fuel and power resource supply department, the balance department, the wheel and tire sales department, the engineering expertise of orders and engineering interaction department, the shipment management department, the promotion and representation protocol department and the trucking department were incorporated thereto;

- due to as aforesaid, certain new personnel positions were introduced and/or renamed.

Above alterations introduced into the Company organization structure gave opportunity to maintain the vertical integrity of management and to reduce the number of hierarchy levels and links connecting systems of the same level.

Description of Accounting Policy Selected.

The Company financial statements were made in compliance to the Accounting and Financial Reporting Act of Ukraine dated July, 16 1999 No 996-XIV valid from 01.01.2000 and adopted Regulations of Accounting.

Determination and Depreciation of Tangible and Intangible Assets.

The tangible assets are represented in the Statement according to real expenses incurred to procure, deliver, mounting, construct and manufacture thereof, certain compulsory extra evaluations stipulated by the Ministry Cabinet of Ukraine starting from 1992 and due to inflation provided. The Ukrainian accounting data do not permit to establish a historic prime cost of the tangible assets or true cost thereof (an actual market value), as demanded by the international accounting standards. The balance cost indexing of the tangible assets made in compliance with procedures and indices stipulated by the State bodies. Indices compulsory for each and every enterprise introduced by the Ministry of Statistics failed to establish a balance value of the tangible asset articles in conformity with their actual market cost.

The tangible assets include costs incurred to complete major repairs accredited to a cost of a corresponding object, subsequent depreciation thereof regarded.

The tangible assets incorporate also the costs incurred to cover major repairs completed and attributed to expenses linked with the object in question, further depreciation considered.

The tangible asset depreciation is charged in compliance with the tax legislation of Ukraine. Before 01.07.1997 the depreciation was charged straightforwardly and according to common state norms. Starting from 01.07.1997 the tangible assets are charged according to a method of lessening of remainders foreseen by the tax legislation of Ukraine. The term during which the depreciation is charged according to the methods and norms established by the state is increased and sometimes is increased significantly as compared with the term of useful enjoying of the assets.

The term to depreciate intangible assets is determined by the term of their useful life, though not over 10 years. The depreciation is charged by the straightforward method.

Investments.

Short-term investments in the Company assets are reflected by either the prime cost or the market value, depending on which valuation is lesser.

The long-term investments evaluated according to the prime cost thereof in cases when the Company enjoys insignificant part of votes have no essential influence on the object of investments.

Stocks.

The stocks include raw materials, procured semi-finished products, fuels, spare and wear parts, incomplete manufacturing facilities, packing materials, ready articles, goods to be resold, quickly worn items of low cost in warehouses.

The stocks are kept in books according to their prime cost. The prime cost of the stocks includes procurement expenses and their deliveries for processing. To calculate the prime cost of the sold products the method of average prime cost accounting is used. Procured goods flow is performed with regard to prices of the goods stored at the Company warehouses and retail deals are effected as per sales prices.

The price for incomplete manufacturing facilities includes direct costs and manufacturing overheads.

The finished goods are presented as per the manufacturing prime cost.

Material stocks having no liquidation value are disregarded as the assets.

Determination of Cash.

Cash amounts include sums of money at a cash desk and current accounts.

Foreign currency amounts are converted as per the exchange rate valid as of 01.01.2002.

Accounts receivable.

The accounts receivable are defined according to the actual cost, i.e. less doubtful debts evaluated. Bad debt consideration is effected in a period when the Company managers determine the debts to be bad.

Other accounts receivable include the debts irrespective to sales of products and rendering of services.

Determination of Income.

The product sales incomes are determined in compliance with a method of charging when the products are shipped. The incomes are reduced for sums of returns of products to buyers.

Incomes gained from rendering of services are reflected in the books when the services are provided.

Taxes.

The income tax expenses include taxes calculated in compliance with valid legal codes of Ukraine within a period in question.

Research and Elaboration Costs.

The Company recognizes research and elaboration costs as the costs of a time period, if these costs do not result in business profits in future.

Main Types of Goods or Services Produced or Rendered by Issuer.

The main performance line of the Company is manufacturing and sales of steel tubes and solid wheels and tires.

The main products are:

- hot deformed seamless steel tubes;
- casings and couplings thereto;
- tubing and couplings thereto;
- cold deformed seamless steel tubes for general purposes, as well as those of high precision and specially high precision;
- bearing tubes;
- water and gas line and shaped electric welded steel tubes with longitudinal weld;
- solid rolled railroad wheels;
- railroad tires;
- rectangle and compound section ring articles of carbon and alloy steel grades.

The steel produced by the open hearth furnace shop is chiefly used for the Plant consumption.

Up-to-date technologies and equipment and the product quality control and test system ensure deliveries of the tubes according to customer requirements completely meeting requirements of the national and international standards (API 5L, API 5CT, DIN, EN, ASTM, NFA). Certificates of Conformance were obtained from the American Petroleum Institute (API) for oil pipe line, casing and tubing pipes. For the railroad wheels the Certificate of Conformance was obtained from United German Railroads (Deutsche Bahn AG).

Apart from above, supervisory audit checks by various certification bodies of Ukraine, Russia and German to confirm certificates issued earlier were made.

The Company is the leading enterprise of Ukraine, when steel tube and wheel exports outside CIS countries is considered. The oil production range tubes, i.e. those intended for oil pipelines, casing, tubing, generally purposed hot deformed, electric welded tubes for general applications and water and gas line pipes have found the best market.

Also the Company renders industrial services.

Profitability Decrease/Increase Tendency
for Individual Businesses and Reasons Thereof.

Net income or earnings made of sales of the tubes, wheels and tires appear to be of the most role within the entire net income or earnings made of the product sales. As of 2001 the net income or earnings made of the product sales comprised UAH 1,352,558 evidencing an increase of 2.4% as compared with 2000 due to alterations undertaken towards the increase of production and sales of casings being more expensive.

Main Sales Markets and Primary Customers.

The primary customers of the Company products are oil and gas production, mechanic engineering and construction, railway companies, etc. The Company product delivery geography includes the domestic market of Ukraine, CIS and international markets. As for 2001 consumption rates of the Company products constituted 26.2% for Ukraine, 49.6% for CIS countries and 24.2% for international markets.

Russian markets amounting to 41.1% may be highlighted as compared with CIS regional consumers and Kazakhstan and Uzbekistan CIS regions, 4.94% and 1.8%, correspondingly, may also be mentioned.

Main customers for tubing, casing and hot deformed pipes are

- **Russia:** TURBOOPTTORG, Association Limited; SINCLIT Association Limited; INTERRESURS, Closed Joint-Stock Company; INPROM, Closed Joint-Stock Company; MORION, Association Limited; and SOUTH-RUSSIAN TRADE FORWARDING COMPANY;

- **Azerbaijan:** KARASU OPERATING COMPANY Firm; MTC Management Board Center to sea oil and gas production;
- **Kazakhstan:** NADRA-SERVICE, Association Limited; BERKUT, Association Limited;

The oil range tube buyers are large companies busy in prospecting, production, processing and transportation of oil products, i.e.

- **Kazakhstan:** UZENMUNIYGAS, Opened Joint-Stock Company.
- **Uzbekistan:** ZHANUBGASKURILISH, Opened Joint-Stock Company, PTO and DOVARTA-BAZARSKA Base, UZBURNAFTOGAS, ANDIZHAN BNK, Opened Joint-Stock Company and ASKINSKIY Base, Mining and Metallurgic Integrated Works, NAVOYISKIY Mining and Metallurgic Integrated Works.

Sales Channels and Methods Used by the Company.

The Company products are delivered to the customers directly, as well as via metal product traders.

Aiming to promote the Company products at sales markets and to grade up the enterprise corporate image the "NTZ" Opened Joint-Stock Company advertisement program was developed and effected by the Company Commercial Office targeted to Ukraine, Russia and CIS countries in 2001.

Advertisement campaign using mass media, including Internet is maintained.

Raw Material Sources and Availability. Price Movements.

Cast iron, round billets, tube strips, ferroalloys, refractory materials and metal scrap are the main raw materials for the Company.

In 2001 the Company was supplied with the round billets produced by the MMZ ISTIL, Closed Joint-Stock Company, OSKOLSKIY ELECTROMETALLURGY INTEGRATED WORKS, Opened Joint-Stock Company and DSS Opened Joint-Stock Company.

During the year prices for the round billets remained stable comprising UAH 1 000 per 1 ton, VAT included.

The Company was supplied by the tube strips produced by the MARIUPOL Metallurgic Integrated Works named after Illyich, Opened Joint-Stock Company and by the ZAPOROZHSTAL, Opened Joint-Stock Company. No significant changes for the tube strips were experienced remaining at the level of UAH 1 200 per 1 ton, VAT included during the year.

In 2001 the Company was supplied by the cast iron produced by the ZAPOROZHSTAL, Opened Joint-Stock Company, the DNEPROPETROVSKIY Metallurgic Plant named after Petrovskiy, the MARIUPOL Metallurgic Integrated Works named after Illyich, the ALCHEVSK Metallurgic Integrated Works, Opened Joint-Stock Company, the NOVOLIPETSK Metallurgic Integrated Works, Opened Joint-Stock Company and the TULACHERMET, Opened Joint-Stock Company and Joint Venture.

Prices for the cast iron remained stable within the year comprising UAH 670 per 1 ton, VAT included.

Below provided are the data concerning prices for ferroalloys and refractory materials in the year in question, i.e.

Ferroalloys, UAH/ton, VAT included		January, 2001	July, 2001	December, 2001
NIKOPOL Ferroalloy Plant, Opened Joint-Stock Company	SiMn 17	29,824	3,012.4	2,951.4
ZAPOROZHSKIY Ferroalloy Plant, Opened Joint-Stock Company	SiMn 17 FeSi 65%	1,950 2,160	1,950 2,160	1,950 2,160
STAKHANOVSKIY Ferroalloy Plant, Opened Joint-Stock Company	FeSi 65%	2,225.4	2,195	2,474.2

Refractory Materials, UAH/ton, VAT excluded		January, 2001	July, 2001	December, 2001
KRASNOARMEYSK Silica Refractory Plant, Opened Joint-Stock Company	D-5	247	238	247
ZAPOROZHVOGNETRIV, Opened Joint-Stock Company	PHC KU- 13	740 324	1342 360	740 389
CHASOVOYARSKIY Refractory Integrated Works, Opened Joint-Stock Company	SHN 38 № 10	274	310	274
BILOKAMYANSKIY Refractory Integrated Works, Opened Joint-Stock Company	MCSC 72 № 13	2400	2300	2400

Refractory Materials, UAH/ton, VAT excluded		January, 2001	July, 2001	December, 2001
KONDRATIVSKIY Refractory Integrated Works, Opened Joint-Stock Company	C8 pouring gate siphon C85x300	252 594	250 360	252 362
MAGNEZIT Plant	PHC-1 MG-1	USD 470 USD 438	1340 1520	USD 470 USD 438

Development Peculiarities of Industry where Issuer is Performing.

The industry where the Company is performing may be characterized as an economic crises and stagnation of production in all branches because of lack of circulating assets of possible users of the Company products.

This condition of the tube rolling industry is caused by several reasons, i.e.

- insufficient amounts of the circulating funds;
- shortage of round billets and tube strips which are to a great extent exported by manufacturers of these products;
- instability of the power production market;
- antidumping investigations by the European Committee.

Manufacturing amounts have no seasonal alterations and certain decrease of production volumes in December and January may be explained by reduction of business performances of intermediary bodies because of accounting and reporting activities at the end of a year in question.

Competition within Industry. Features of Products/Services of Issuer.

During the year the Company endeavored to maintain its positions at the sales markets of CIS countries and at the international markets facing strict competition of the Russian tube manufacturers, introduction of quota on tube deliveries to Russian Federation and antidumping process in the EC states.

The Nizhnedneprovskiy Tube Rolling Plant, Opened Joint-Stock Company has no competitors within Ukraine producing the railroad wheels and tires, the casing and the tubing pipes of the oil production range and the seamless tubes for pipelines because of its monopoly for above product types.

For certain dimension types of tubes the competitors for the Plant in Ukraine are the Dnipropetrovskiy Tube Production Plant, Opened Joint-Stock Company, Dnepropetrovsk, the Nikopolskiy Southern Tube Production Plant, Opened joint-Stock Company, Nikopol, the Dnipropetrovskiy Metallurgic Plant named after Komintern, Opened Joint-Stock Company, Dnepropetrovsk, the Mariupol Metallurgic Integrated Works named after Illych, Opened Joint-Stock Company, Mariupol and Luganskiy Tube Production Plant, Opened Joint-Stock Company, Lugansk.

The main competitors in Russia are the Pervouralskiy Novotrubniy Plant, Opened Joint-Stock Company, Pervouralsk, the Sinarskiy Tube Production Plant, Opened Joint-Stock Company, Kamensk-Uralskiy, the Siverskiy Tube Production Plant, Opened Joint-Stock Company, Polivske, the Taganrog Metallurgic Plant, Opened Joint-Stock Company, Taganrog and the Volzhskiy Tube Production Plant, Opened Joint-Stock Company, Volzhskiy.

Essential Problems Influencing Issuer Performances.

Foreign economic situation and the state tax policy considerably influence the Company performances and all enterprises busy in the tube production industry. The Company activities undertaken in conditions of economic experiment taking place at a number of enterprises of the mining and metallurgic industry of Ukraine may be an example to aforesaid. Due to the experiment the Company decreased the level of barter operations and enlarged the circulating funds owing to favorable system of taxation.

On the other hand, strict competition at domestic and international markets obliges the Company to update the product manufacturing technology enhancing quality and decreasing expenses and introducing especially marketable product types on continuous basis.

Essential factors that may influence the Company activities are

- alterations to customs and tax legislation of Ukraine and CIS concerning export issues;
- alteration of demand at main sales markets of CIS states. Experience proves that the Company business is affected by cyclic fluctuations and depends greatly on general economic situation, certitude and incomes of the customers, level of demand for the Company products, availability of funding resources and loan values.

Level of Dependency on Legal and Business Restrictions.

Ukrainian domestic antimonopoly legislation significantly limits the Company opportunities to exert any pressure on a buyer, including a denial to produce monopoly types of products or a change in finished rolled stock and tubes range.

Opportunities to differentiate and to alter wholesale delivery prices for industrial products towards increase thereof irrespectively to cost levels incurred are substantially limited.

Due to enactment of the Law of Ukraine titled as "Further Development of Mining and Metallurgic Industries" dated January, 17 2002 legal and business provisions were established to stimulate investment and innovation efforts and to launch new types of products and to enhance competitive capability of ventures.

The Company faces limitations in exporting of the tubes to the EC states and to Russian Federation.

In compliance with the EC Regulation No 384/96 and the EC Amendment No 1905/98 the Company was allotted the annual quota amounting to 19 500 tons for

- iron or unalloyed steel seamless tube of the type used in the oil and gas production industry, which outside diameter does not exceed 406.4 mm (TNZED 7304101000 and 7304103000 codes);
- iron or unalloyed steel round section seamless tubes, either hot rolled or cold drawn, except for precise tubes (TNZED 7304319900 code);
- other iron or unalloyed round section tubes, except for threaded tubes and tubes for threading, outside diameter shall not exceed 406.4 mm (TNZED 7304399100 and 73043899300 codes).

When delivering tubes exceeding the quota a duty amounting to 38.5% shall be paid and indicative prices shall be used.

On May, 01 2001 the quota to deliver tubes of ferrous metals classified according to TNZED 7304, 7305 (except for 7305110001) and 7306 codes to be licensed on obligatory basis to Russian Federation was introduced.

Under the Decree of the Ministry Cabinet of Ukraine No 408 dated May, 06 2001 the quota to deliver tubes to Russian Federation from May, 01 2001 through December, 31 2001 amounting to 148 732 tons was introduced and under the Decree of the Ministry Cabinet of Ukraine No 48 dated January, 15 2002 the quota to deliver tubes to Russian Federation from January, 01 2002 through December, 31 2002 amounting to 223 100 tons was adopted.

Cases When Fines and Indemnities for Violation of Legal Codes were Paid.

The Company performs businesses as based upon and in compliance with valid legal codes and practices of Ukraine and according to the Statute.

The Company performs foreign trade operations as a subject of the foreign trade activities and in compliance with goals and within objectives of its operations.

According to business operation totals for 2001 fines and indemnities imposed for violations of valid legal acts amounting to UAH 1 412 thousand were paid.

Because of untimely settlements the fine amounting to UAH 1 144 thousand or 0,81% from the total amount was paid owing to violations of settlement discipline.

Penalties amounting to UAH 59 thousand or 0,04% were paid for environment pollution.

UAH 177 thousand or 0,12% were paid to the Railway Administration owing to a failure to comply with the plan of transportation.

Penalties amounting to UAH 32 thousand or 0,02% were paid for violation of labor safety standard acts and industrial injuries in compliance with the Instruction titled as "Procedure to Impose Penalties on Enterprises for Labor Safety Standard Acts" No 71-A dated July, 25 1994.

Business Funding Policy.

As of 01.01.2001 the structure of the Company Capital comprised 73.5% of owned stocks, 26.5% of liabilities and 85.8% and 14.2% as of 01.01.2002, correspondingly.

In 2001 an additional issue of ordinary registered shares amounting to 32 331 000 (say, thirty two million three hundred thirty one thousand) with a nominal value of UAH 0,25 each. The total sum of money obtained due to the issue was UAH 44 574 000 (say, forty four million five hundred seventy four thousand). The shares were distributed as UAH 8 082 000 (say, eight million eighty two thousand) were directed to increase the Authorized Capital and UAH 36 615 000 (say, thirty six million six hundred fifteen thousand) to supplement the additional capital.

In 2001 UAH 47 492 000 (say, forty seven million four hundred ninety two thousand) were assigned for engineering updating purposes, including UAH 36 615 000 (say, thirty six million six hundred fifteen thousand) gained from the share issue and UAH 11 000 000 (say, eleven million) obtained from own incomes.

In compliance with the General Meeting of the Company Shareholders convened on March, 29 2001 dividends in the year in question were paid off based on performance results enjoyed in 2000 amounting to UAH 6 820 000 (say, six million eight hundred twenty thousand) and UAH 3 777 000 (say, three million seven hundred seventy seven thousand) for the reserve capital charged extra. A part of income amounting to UAH 41 364 000 (say, forty one million three hundred sixty four thousand) was assigned to complement own circulating funds according to the Act of Ukraine titled as "Economic Experiment in Mining and Metallurgic Industries".

Own Capital Structure, UAH thousand

	as of 01.01.01	as of 01.01.02	changes in 2001
Authorized Capital	5389,00	13471,00	8,082,00
Additional invested capital	0,00	36615,00	36615,00
Other investment capital	494298,00	533245,00	38947,00
Reserve capital	10198,00	13975,00	3777,00
Undistributed incomes	119636,00	245359,00	125723,00
Unpaid capital	0,00	-123,00	-123,00
Total:	**629521,00**	**842542,00**	**213021,00**

Thus, the Company own capital was increased in 2001 for UAH 213,0 thousand standing UAH 842 542 thousand as of 01.01.2002. This permitted to enhance financial independence and reliability of the Company reflected in dynamics of below coefficients, i.e.

No	Coefficients	Standard	01.01.2001	01.01.2002
1	Autonomy coefficient	0.5, not less	0.7358	0.8585
2	Liability coefficient	0.5, not over	0.3591	0.1649
3	Mobility coefficient	0.4 – 0.6	0.2727	0.4102

The autonomy coefficient demonstrates a part of own means in the Company liabilities. It increased for 16% last year.

The liability coefficient features relationship of own and loaned means and tends to decrease.

The mobility coefficient reached the standard level within the period studied, i.e. the specific quantity of own circulating funds increased within the structure of resources of the circulating funds.

All above coefficients confirm high financial stability of the Company giving opportunity to attract extra credits and loans to develop manufacturing facilities.

Value of Contracts Already Concluded Though Not Yet Executed.

As of December, 31 2001 the Nizhnedneprovskiy Tube Rolling Opened Joint-Stock Company has no contracts or agreements concluded, though not yet performed.

Plans and Forecasts.

The main task of the Nizhnedneprovskiy Tube Rolling Opened Joint-Stock Company for 2002 is to organize effective manufacturing and business performances of the Company aiming to gain maximum profit, to renew main funds, to re-equip manufacturing facilities, to increase wages and salaries and to establish a dividend fund as based on the profits gained.

In 2002 590,3 thousand of tubes and 117,5 thousand tons of finished rolled stock are planned to be produced.

To achieve this goal it is necessary to:

1. Ensure performing of measures necessary to re-equip the manufacturing facilities, to update equipment, to introduce advanced scientific and engineering designs, to master output of new types of tubes, railroad wheels and tires aiming to enhance competitive capability and to expand the sales market.
2. Reduce losses because of defective articles as compared with actual losses of 2001 owing to increased efficiency of the quality control system performance, enhanced levels of labor and technologic discipline, perfected organization and planning of production and introduced new technical facilities.

Description of Company Police Concerning Researches and Developments.

In 2001 the main line of the Company performances were development of new technologies and updating of those existing having in mind to produce article in compliance with international standard requirements, enhancement of the product quality and decrease of prime costs for power.

The Company plan to effect scientific and engineering developments provided for financing amounting to UAH 47 492 000 in 2001.

Together with scientific organizations and in collaboration with the shop experts 47 scientific and research works were performed intended to perfect the product quality, to increase consumption properties thereof, to expand ranges of the new tubes and wheels and to update technologies.

The most important were

- introduction of technology of "concealed" bottom blowing by the neutral gas at the open hearth furnaces No 3 and No 5 providing for perfection of engineering and economic operation indices at the open hearth furnace shop;
- updating of equipment for threading of the tubes and couplings in the tube rolling shop No 4;

- updating of the TPA-140 induction heating plant in the tube rolling shop No 5;
- construction of new section for finishing of the wheels in the wheel rolling shop.

In 2001 the certified system of the quality control according to ISO 9002 system was introduced. Introduction of the quality control system, which efficiency is confirmed by the certificate of conformance, provides for confidence of the customers that the Company persists in production of high quality articles and this is guaranteed by the neatly adjusted manufacturing organization, the manufacturing process technology and the quality control procedures and perfect qualification of the operation personnel. Availability of the quality control system at the Company also gives opportunity to participate in international tenders to deliver products. Availability of the certificate for the quality control system is one of the EC directive requirements.

Totals of certification endeavors effected in the year in question confirm that the quality control system of the Company provides for the long-term strategy of continuous perfection of the product quality and together with operative corrective and prevention measures gives the Company opportunity to be the leader in the quality domain.

Together with the issues of the technical re-equipment directed to increase the output amounts and improvement of technical and business indices of the enterprise performances the Company is constantly concerned with matters of improvement of the labor safety and environment protection.

The Company assigns significant amounts to fulfil these tasks.

Employers engaged in works featuring harmful operation factors are checked for their health conditions on the scheduled basis. They are supplied with individual protection devices, medicines and special nourishment.

The Company products are free from radiation and is not ecologically harmful. The environment protection strategy is maintained by performance of the standard analysis in compliance with adopted evaluation indices by the Plant laboratory experts attested by the state bodies.

Other Information.

In 2001 the gross revenue was reduced for 12.1% as compared with the past year and amounted to UAH 310 153 thousand. Profitability of the products sold calculated as per the gross revenue decreased and comprised 29.6% for 2001.

Accounts receivable grew for 71.6% or UAH 124,779 thousand within the year comprising UAH 286 107 thousand as of 01.01.2002. The largest percentage sizing 70% both at the beginning and by the end of the year comprise the debts for goods, works and services. Its growth within the year stood 16.8%. Settlements with the state budget decreased comprising 6.7%. Within the year UAH 14 916 thousand have been reimbursed from the state budget and UAH 12 500 from this amount were transferred at the Company settlement account. Chiefly it was VAT for reimbursement.

The main reason of the Company accounts receivable growth consists in shipment irregularity. Within a month the absolute value of the accounts receivable alters unevenly. Reference indices determined by the first day of every month grow rapidly and expressively reflect formed irregular pattern of sales of the finished products. One more negative factor in the accounts receivable dynamics is the growth of the share of the shipments effected against contracts providing for postponement of payments thereunder.

Within the year the account payable decreased constantly. As compared with the beginning of the year the account payable decreased for 38.5% amounting to UAH 114 255 thousand as of 01.01.2002. In this way the Company tries to make the commercial and productive/commercial cycles even. This promoting to upraise the Company rating as evaluated by users, suppliers, investors, etc and to improve liquidity of the balance.

To reduce the account payable patterns of settlements by promissory notes were developed foreseeing a discount of 20% to 70%. The Company has compiled schedules for even offset of the account payable with main creditors.

The account payable to the accounts receivable ratio decreased from 1.15 to 0.41.

In 2001 asset addition for UAH 124 678 thousand totally is fixed. The main amount of the addition was formed owing to increase of the accounts receivable and unfinished construction. The enterprise own capital in 2001 increased for UAH 213 021 thousand amounting to UAH 842 542 thousand as of 01.01.2000.

In 2001 the Company experts both independently and in collaboration with branch educational institutions undertook a number of researches aiming to improve the product quality, to enhance consuming properties thereof, to expand the range of new tubes and wheels and to increase their output, as well as to update equipment and technologies.

Among the most important developments of 2001 are listed below:

1. The know-how to produce tubes for oil and gas pipelines made of 20 HF steel featuring increased cold endurance and rust proof properties was developed and introduced in the tube rolling shop No 4. The tubes are intended for usage in the oil and gas pipeline networks, engineering industrial pipelines to carry oil and oil products, as well as in the strata pressure maintaining networks in northern climatic regions of Eastern Siberia at temperatures from –50 C to +40 C. The tubes are intended for pipelines carrying product with increased contents of H2S and CO2.

The tubes feature increased stability of mechanic properties, low temperature of the toughness to brittleness transition, increased resistance to general and pitting corrosion and to sulfide and water corrosion cracking.

In 2001 over 14 thousand of tubes were manufactured.

2. Within the year 25 types of new designs of the wheels were developed and introduced into production under orders from Germany, Turkey, Norway, Spain, France, Italy India, Indonesia, etc.

Designed products amount to 10% of the total output of the wheels in the wheel rolling shop.

3. 16 new types of tires were developed and introduced into production for Argentina, Greece, Bulgaria, Italy, the Netherlands and Thailand.

Designed products amount to 11.6% of the total output of the ring and tire production line.

4. Owing to usage of round ingots instead of the conventional one the know-how of the wheel production was updated. That know-how permitted significant growth of accuracy of the ingot spacing enhancing quality of the wheel rolling, reduced probability of overlap and skins defects and decreased metal spending.

Both for the Company and the State the most important task among the priority objectives is increase of the money incomes of the population because the public life standard is the basic criterion of the economic and social policy efficiency.

Therefore the Company pays special attention to social issues that are the foundation of the economic growth stabilization, including

- creation of the optimal management structure and efficient system of labor remuneration;
- regular payments of the wages and salaries;
- enhancement of the labor conditions;
- provision of cultural, domestic, health care and rehabilitation, etc services.

International recognition and respect enjoyed by the Company worldwide are evidenced by multiple trophies and awards for competitive products, as well as for integration into the world economy.

Addition
to Regulations (standard)
of accounting 2

	CODES		
Data (year, month, day)	2002	1	01
by EDRPOU	05393116		
by KOATUU	1210137200		
	20		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.22.0		
Control sum			

Enterprise
"Nizhnedneprovsky tube-rolling plant" open joint-stock company
Territory
Ownership form: **COLLECTIVE OWNERSHIP**
Organ of State control
Open joint-stock companies established on the base of state enterprises
Branch (type of activity) **PIPES PRODUCTION**
Form of economic activity: **production of steel pipes**
Unit of measurement: **th.grn.**
Address: 6.21, Stoletova str., Dnipropetrovsk, 49081

BALANCE SHEET
as per December 31, 2001

Form No. 1 **Code by DKUD 1801001**

Assets	Code of line	As per beginning of the year	As per the end of reporting period
1	2	3	4
I. Non-circulating assets			
Intangible assets:			
residual value	010	136.0	96.0
initial value	011	278.0	278.0
wear and tear	012	(142.0)	(142.0)
Construction in progress	020	21499.0	43328.0
Fixed assets: residual value	030	434769.0	416671.0
initial value	031	1093539.0	1105406.0
wear and tear	032	(658770.0)	(688735.0)
Long-term financial investments: accounted by the method of participation in the other enterprises equity	040	23554.0	23554.0
Other financial investments	045	6905.0	6905.0
Long-term accounts receivable	050	6.0	1783.0
Deferred tax assets	060		3089.0
Other non-circulating assets	070		
Goodwill under consolidation	075		
Total, by the section 1	**080**	**486869.0**	**495426.0**
II. Circulating assets			
Stocks: Production stocks	100	110747.0	112827.0
Animals being raised and fattened	110	449.0	672.0
Construction in progress	120	53255.0	41411.0
Finished products	130	39138.0	36096.0
Goods	140	4473.0	4464.0
Bills received	150		
Accounts receivable for goods, works, services:			
Net selling value	160	114279.0	240554.0
Initial value	161	117623.0	241048.0
Bad debt reserve	162	(3344.0)	(494.0)
Accounts receivable by settlements: with budget	170	33535.0	18619.0

Identification code 05393116 KC 4211071180

1	2	3	4
by advances granted	180	2942.0	10497.0
on accrued profits	190		68.0
on internal settlements	200		
Other current accounts receivable	210	11805.0	16437.0
Current financial investments	220		
Money resources and their equivalents: in national currency	230	480.0	1883.0
in foreign currency	240	7528.0	7979.0
Other circulating assets	250		3486.0
Total, by the section II	**260**	**378631.0**	**494993.0**
III. Deferred costs	**270**	**326.0**	**85.0**
Balance	**280**	**865826.0**	**990504.0**

Liabilities	Code of line	As per beginning of the year	As per the end of reporting period
1	2	3	4
I. Equity			
Authorized capital	300	5389.0	13471.0
Share capital	310		
Additional invested capital	320		36615.0
Other additional capital	330	494298.0	533245.0
Reserve capital	340	10198.0	13975.0
Undistributed profit (uncovered loss)	350	119636.0	245359.0
Unpaid capital	360	( )	(123.0)
Withdrawn capital	370	( )	( )
Accrued exchange rate difference	375		
Total by section I:	**380**	**629521.0**	**842542.0**
Share of the minority	385		
II. Provision of future costs and payments			
Provision of payments to staff	400	5635.0	5941.0
Other provisions	410		
	415		
	416		
Target financing	420	420.0	215.0
Total by section II	**430**	**6055.0**	**6156.0**
III. Long-term liabilities			
Long-term bank credits	440		
Other long-term financial liabilities	450		
Deferred tax liabilities	460	18183.0	
Other long-term liabilities	470	6333.0	6333.0
Total by section III	**480**	**24516.0**	**6333.0**
IV. Current liabilities			
Short-term bank credits	500	18056.0	19487.0
Current indebtedness by long-term liabilities	510		
Bills granted	520	23535.0	16512.0
Accounts payable for goods, works, services	530	111873.0	76747.0
Current liabilities by settlements:			
on advances received	540	27523.0	6007.0
with budget	550	2834.0	3654.0
on out-of-budget payments	560	1867.0	1549.0
on insurance	570	4254.0	2367.0
on labor payment	580	11060.0	4315.0
with participants	590	135.0	212.0
on internal settlements	600		

1	2	3	4
Other current liabilities	610	4597.0	4623.0
Total by section IV	**620**	**205734.0**	**135473.0**
V. Deferred incomes	**630**		
Balance	**640**	**865826.0**	**990504.0**

NOTES:

Legal grounds for regulating matters of accounting methodology and financial statements drawing up are validly secured by the Law of Ukraine titled "On Accounting and Financial Statements in Ukraine" No. 996-XIV dated July 16, 1999, effective from January 1, 2000.

Forms of financial statements and order of their completion are established by the Ministry of Finance, as agreed with the State Statistics Committee of Ukraine.

Reporting period for drawing up financial statements is considered to be a calendar year.

Submitted financial statements are based on principles and methods of disclosing information, regulated by the National Provisions (Standards) of Accounting, used since January 2000.

The main assumptions are principles of charging and continuity.

Measurements of the financial statements' elements are based upon the initial value.

Assets are recognized in the amounts of money resources or fair value of the other costs spent on their purchasing. Liabilities are recognized in the amounts of receipt obtained in exchange for liability.

Accounting of the Company's assets is classified as follows:

- non-circulating assets;
- long-term financial investments;
- stocks;
- accounts receivable;
- money resources.

Fixed assets are recognized as an asset at the initial value.

Initial value of fixed assets is increased by amount of costs connected with improvement of the object (modernization, additional equipping, reconstruction, etc.).

Renewal and repair of assets are represented as costs in the "Report on Financial Results" under spending these costs.

Land is not owned by the Company, but is granted on terms of long-term usage.

Depreciation is calculated in accordance with the legislation in force. Depreciation norms in percents of residual value are stated below:

- buildings and constructions – 5%;
- computers, motor transport, furniture etc. – 25%;
- machines and equipment, and so on – 15%.

Profits and losses from withdrawal of fixed assets are represented in the "Report on Financial Results".

Value of uncompleted capital investments is accounted, corresponding to the amount of sustained costs.

Intangible assets are recorded on the balance at the initial value minus depreciation.

Charging of intangible assets depreciation is made during the term of their effective usage, established at the moment of asset recognition, with the help of straight method.

Long-term financial investments are recorded on the balance at their prime cost.

Financial investments calculated by the method of participation in the equity were not re-evaluated at the date of balance sheet, since the Company considers amount of value changing insignificant.

Inventory holdings are recorded in balance at their prime cost.

Evaluation of stocks is made at the initial prime cost.

Stocks withdrawal is evaluated as follows:

- raw materials, basic materials and semi-finished products - at the weight-average prime cost;
- auxiliary materials, fuel, little-value high-wearing items - by FIFO method;
- goods in retail trade - at selling price.

Transport and procurement costs are entered in separate account and distributed monthly between the amount of the rest of stocks as per the end of reported month and amount of stocks written off within this month.

In accordance with the adopted accounting policy, as based on the principle of prudence and importance of the information, circulating little-value high-wearing items are those irrespective of service life and costing below 300 UAH, as well as those which service life doesn't exceed one year, not depending on cost.

Finished products stock is represented at the prime cost of production.

Value of construction in progress includes direct and production overhead charges.

Within a year, initial value of goods was changing, and value of stocks completely lost was written off to the costs of reporting period.

Accounts receivable for products, works, services are represented in balance sheet at the net selling cost.

Value of bad debt reserves is determined as based on classification of accounts receivable.

Current accounts receivable not connected with selling of products, works, services are considered bad debts and written off the balance, with stating of costs in the structure of other operating costs.

Liabilities are evaluated at the value of their acquisition and recorded on balance till the term of time limitation for claim expires.

Leader ____________________ (Signature) Esaulov Gennadiy Alexandrovich

Chief accountant ____________________ (Signature) Plokhiy Mariya Vasilyevna

Seal

Addition
to Regulations (standard)
of accounting 3

		CODES		
	Data (year, month, day)	2002	1	01
Enterprise "Nizhnedneprovsky tube-rolling plant" open joint-stock Company	by EDRPOU	05393116		
Territory	by KOATUU	1210137200		
Organ of State control Open joint-stock companies established on the base of state enterprises	by SPODU	6024		
Branch (type of activity) PIPES PRODUCTION	by ZKGNG	12140		
Form of economic activity: production of steel pipes	by KVED	27.22.0		
Unit of measurement: th.grn.	Control sum			

REPORT ABOUT FINANCIAL RESULTS THROUGH 2001 year

Form No.2 Code by DKUD 1801003

1. FINANCIAL RESULTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Proceeds (income) from sale of goods, works, services	010	1490470.0	1442921.0
Value- Added Tax	015	(132103.0)	(111696.0)
Excise tax	020	( )	( )
	025	( )	( )
Other deductions from income	030	(5655.0)	(6331.0)
Net profit (proceeds) from sale of products (goods, works, services)	035	1352712.0	1324894.0
Prime cost of products (goods, works, services) sold	040	(1042345.0)	(972089.0)
Gross: Profit	050	310367.0	352805.0
Loss	055	( )	( )
Other operating incomes	060	102480.0	81493.0
Administration expenses	070	(40026.0)	(47334.0)
Sales costs	080	(61783.0)	(46480.0)
Other operating expenses	090	(115521.0)	(90524.0)
Financial results from operating activity: Profit	100	195517.0	249960.0
Loss	105	( )	( )
Income from participation in capital	110		
Other financial incomes	120	3893.0	81.0
Other incomes	130	23040.0	22056.0
Financial expenses	140	(1937.0)	(5280.0)
Costs from participation in capital	150	( )	( )
Other costs	160	(5505.0)	(42502.0)
Financial results from ordinary activity before taxation: Profit	170	215008.0	224315.0
Loss	175	( )	( )
Tax on profit from ordinary activity	180	37247.0	25768.0
Financial results from ordinary activity: Profit	190	177761.0	198547.0
Loss	195	( )	( )
Extraordinary: Profits	200		

Identification code 05393116 KC 2914089337

1	2	3	4
Losses	205	( )	( )
Extraordinary profits tax	210		
Shares of minority	215		
Net: profit	220	177761.0	198547.0
Loss	225	( )	( )

II. ELEMENTS OF OPERATING COSTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	914214.0	938118.0
Costs for labor payment	240	89436.0	73714.0
Deduction for social welfare	250	33062.0	25816.0
Depreciation	260	39408.0	34381.0
Other operating costs	270	74913.0	70923.0
TOTAL	280	1151033.0	1142952.0

III. CALCULATION OF INDICES

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Average annual quantity of ordinary shares	300	44407145	21554000
Adjusted average annual quantity of ordinary shares	310	44407145	21554000
Net profit falling to one ordinary share (UAH)	320	4.00298	9.21161
Adjusted net profit falling to one ordinary share (UAH)	330	4.00298	9.21161
Dividends per one ordinary share (UAH)	340	0.32000	0.14970

NOTES:

Income is recognized in accordance with the principle of charging and correspondence.

Income from rendering services is recognized by evaluation of the degree of operation completion by means of investigation of the work fulfilled.

Recognized incomes are classified as follows:

1) income from selling of products, goods, works, services:
- other operating incomes;
- financial incomes;
- other incomes.

2) extraordinary incomes.

Costs are recognized in the profit and loss statement on base of direct relation to losses sustained and income receipts.

Costs are recognized also in the cases when the future economic benefits are ceasing to correspond to the requirements for their recognition as the asset in balance sheet.

General meeting of shareholders on March 29, 2001 has adopted the resolution on payment of dividends by the results of financial and economic activity of the Company for year 2000 amounting to 32 kopecks (not accounting tax on dividends) per one share.

Leader ______________ Esaulov Gennadiy Alexandrovich
(Signature)

Chief accountant ______________ Plokhiy Mariya Vasilyevna
(Signature)

Seal

Identification code 05393116 KC 2914089337

Addition
to Regulations (standard)
of accounting 4

	CODES	
Data (year, month, day)	2002	1	01

Enterprise
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company — by EDRPOU 05393116
Territory — by KOATUU 1210137200
Organ of State control
Open joint-stock companies established on the base of state enterprises — by SPODU 6024
Branch (type of activity) **PIPES PRODUCTION** — by ZKGNG 12140
Form of economic activity: **production of steel pipes** — by KVED 27.22.0
Unit of measurement: **th.grn.** — Control sum

REPORT ABOUT MOTION OF THE MONEY MEANS THROUGH 2001 year

Form No.3 Code by DKUD 1801004

Item	Code	For reporting period		For previous period	
		Receipt	Expense	Receipt	Expense
1	2	3	4	5	6
I. Cash flow resulted from operating activity					
Profit (loss) from ordinary activity before tax	010	215008.0		224315.0	
Adjustment for: Depreciation of non-circulating assets	020	39408.0	X	34381.0	X
Increase (decrease) in security	030	49.0		5680.0	
Loss (profit) from unrealized exchange rate difference	040	532.0	141.0	377.0	423.0
Loss (profit) from non-operating activity	050		21428.0	42502.0	22137.0
Costs for interest payment	060	1937.0	X	5280.0	X
Loss (profit) from operating activity prior to changes in the net circulating assets	070	235365.0		289975.0	
Increase (decrease) in : circulating assets	080		137636.0		102043.0
deferred costs	090	241.0			214.0
Increase (decrease) in: current liabilities	100		73559.0		113051.0
Deferred incomes	110				
Money resources from operating activity	120	24411.0		74667.0	
Paid: Interest	130	X	1936.0	X	5381.0
profits tax	140	X	21331.0	X	31432.0
Net cash flow before extraordinary events	150	1144.0		37854.0	
Cash flow from extraordinary events	160				
Net cash flow from operating activity	170	1144.0		37854.0	
II. Cash flow resulted from investment activity					
Selling of: financial investments	180		X	9000.0	X
non-circulating assets	190	69.0	X		X
property complexes	200		X		X
Received: interest	210		X		X
dividends	220		X	67.0	X
Other receipts	230		X	14.0	X
Acquisition of: financial investments	240	X		X	19000.0

1	2	3	4	5	6
non-circulating assets	250	X	38300.0	X	7753.0
property complexes	260	X		X	
Other payments	270	X		X	
Net cash flow before extraordinary events	280		38231.0		17672.0
Cash flow from extraordinary events	290				
Net cash flow from investment activity	300		38231.0		17672.0
III. Cash flow resulted from financial activity					
Receipt of equity	310	44574.0	X		X
Received loans	320	127906.0	X	654151.0	X
Other receipts	330	147.0	X		X
Repayment of loans	340	X	126475.0	X	671382.0
Paid dividends	350	X	6820.0	X	3092.0
Other payments	360	X		X	
Net cash flow before extraordinary events	370	39332.0			20323.0
Cash flow from extraordinary events	380				
Net cash flow from financial activity	390	39332.0			20323.0
Net cash flow for reporting period	400	2245.0			141.0
Balance of funds as per the beginning of the year	410	8008.0	X	8103.0	X
Influence of exchange rate difference on balance of funds	420	141.0	532.0	423.0	377.0
Balance of funds as per the end of the year	430	9862.0	X	8008.0	X

NOTES:

Money flows consist of payments in the national currency of Ukraine and in foreign currency, including:

- US dollars;
- Deutsch marks;
- EURO;
- Russian karbovanets.

Non-monetary operations of financial activity have not been made.

Non-monetary operations of investment activity: operations on purchasing of fixed assets, with settlements by means of setting-off debts for the products shipped.

Leader ____________________ Esaulov Gennadiy Alexandrovich
(Signature)

Chief accountant ____________________ Plokhiy Mariya Vasilyevna
(Signature)

Seal

Identification code 05393116 KC 2727211495

Addition
to Regulations (standard)
of accounting 4

	CODES		
Data (year, month, day)	2002	12	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.22.0		
Control sum			

Enterprise:
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory:
Organ of State control: **Open joint-stock companies established on the base of state enterprises**
Branch (type of activity): **PIPES PRODUCTION**
Form of economic activity: **production of steel pipes**
Unit of measurement: **th.grn.**

REPORT ABOUT OWN CAPITAL THROUGH 2001 year

Form №4 Code by DKUD | 1801003

Item	Code	Authorized capital	Share capital	Additional invested capital	Other additional capital	Reserve capital	Undistributed profit	Unpaid capital	Withdrawn capital	Total
1	2	3	4	5	6	7	8	9	10	11
Balance as per the beginning of the year	010	5389.0			494298.0	10198.0	119636.0			629521.0
Adjustment: Changing of accounting policy	020									
Correction of errors	030									
Other changes	040									
Adjusted balance as per the beginning of year	050	5389.0			494298.0	10198.0	119636.0			629521.0
Reevaluation of assets: After-evaluation of fixed assets	060									
Marking down of fixed assets	070	( )	( )	( )	( )	( )	( )	( )	( )	( )
After-evaluation of construction in progress	080									

Identification code 05393116 KC 3673740889

1	2	3	4	5	6	7	8	9	10	11
Marking down of construction in progress	090	( )	( )	( )	( )	( )	( )	( )	( )	( )
After-evaluation of intangible assets	100									
Marking down of intangible assets	110	( )	( )	( )	( )	( )	( )	( )	( )	( )
Housing stock wear and tear	120				-87.0					-87.0
Net profit (loss) for reporting period	130						177761.0			177761.0
Profit distribution: Payments to holders (dividends)	140						(-6897.0)			(-6897.0)
Transfer of profit to authorized capital	150						( )			( )
Deductions to reserve capital	160					3777.0	(-3777.0)			( )
Replenishment of own circulating assets	170				41364.0		-41364.0			
Partners contributions: Contributions to capital	180	8082.0		36615.0				-123.0		44574.0
Repayment of indebtedness on capital	190							( )		( )
	200									
Withdrawn of capital: Redemption of shares	210									
Reselling of redeemed shares	220									
Annulment of redeemed shares	230	( )								( )
Withdrawn of share in capital	240	( )								( )
Decrease in nominal share value	250	( )								( )
Other changes in capital: Un-reimbursed losses writing-off	260					( )				( )
Assets obtained free of charge	270				26.0					26.0
Withdrawal of housing stock	280				-2356.0					-2356.0
Total changes in capital	290	8082.0		36615.0	38947.0	3777.0	125723.0	-123.0		213021.0
Balance as per the end of the period	300	13471.0		36615.0	533245.0	13975.0	245359.0	-123.0		842542.0

Under drawing up of the present report, there was no representation of amount of adjustments on the item "Undistributed profit", equal to (579,0) thous. UAH conducted in accordance with the Methodical recommendations on inspection of comparability of the annual financial statements indices notified by the letter of the Ukrainian Ministry of Finance dated January 09, 2001 No. 053-41, taking into account amendments in conformity with the letter of the Ukrainian Ministry of Finance dated January 10, 2002 No. 053-43.

NOTES:

1. In the reporting period there was subscription performed to the shares of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" of extra issue to the total amount of 32 331 000 (thirty two million three hundred and thirty one thousand) ordinary registered shares which total nominal value is 8 082 750 (eight million eighty two thousand seven hundred and fifty) UAH.

As per January 1, 2002, subscription has been effected to the total amount of 31 838 744 (thirty one million eight hundred thirty eight thousand seven hundred and forty four) ordinary registered shares which total nominal value is 7 959 686 (seven million nine hundred fifty nine thousand six hundred and eighty six) UAH.

Total amount of funds obtained in the course of subscription to shares:

- money resources contributed as payment for 31 838 744 (thirty one million eight hundred thirty eight thousand seven hundred and forty four) ordinary registered shares are equal to 44 574 241 (forty four million five hundred seventy four two hundred and forty one) UAH 60 kop.;
- cost evaluation of property contributed as payment for shares – not contributed;
- evaluation of foreign currency contributed as payment for shares – not contributed.

2. Shares in structure of the authorized capital by certain types and categories:

- number of issued shares is 53 885 000 (fifty three million eight hundred and eighty five thousand) ordinary registered shares. Unpaid part in the authorized capital is 0,91%.
- nominal value of one share is 0,25 UAH.

Number of shares in circulation has been increased in the reporting period to 53 885 000 (fifty three million eight hundred and eighty five thousand) ordinary registered shares.

3. Shareholders of the Company are entitled to:

- take part in the Company's profits distribution and obtain part of profit (dividends). Right to obtain part of profit (dividends) in proportion to share of each partner is granted to persons being Company's shareholders at the beginning pf dividend payment term;
- receive part of the Company's property value in case of its liquidation, in proportion to nominal value of Company shares owned by them;
- have equal preferential right to purchase shares issued in addition, in number proportional to their share in the statutory fund as per the date of passing resolution on shares issue;
- sell, present, exchange, pledge, inherit, make a will, on all the shares or part of shares belonging to them.

4. There are no shares in ownership of the Company, its subsidiaries and associated enterprises.

5. Founders of the Company are the State in the person of the State Property Fund of Ukraine and Leaseholder Organization of the Nizhnyodniprovsky Tube-Rolling Plant named after Karl Liebknecht, registered by the Decree of the Executive Committee of the Dnipropetrovsk City Council of People's Deputies, dated December 30, 1992, No.1205-p.

As per January 1, 2002, there are no ordinary registered shares of the Company in ownership of the State Property Fund of Ukraine; labor collective holds 4 472 324 (four million four hundred seventy two three hundred and twenty four) ordinary registered shares comprising 8,3% of statutory fund.

6. As per January 1, 2002, executive organ of the Company holds 587 093 (five hundred and eighty seven thousand ninety three) shares.

Holders of shares which part in the statutory fund exceeds 5% are:

- “ROSEN ASSET MANAGEMENT S.A.”;
- “BLUMBERG INDUSTRIES LLC”;
- “ALLIED STEEL HOLDING B. V.”;
- Corporation “Scientific and Production Investment Group “Interpipe”;
- “Interpipe” Private Small-scale Engineering Enterprise.

7. There are no shares reserved for issue in accordance with options and other contracts.

8. In connection with the fact that preference stock has not been issued, there are no dividends paid on them.

9. There are no dividends included (not included) to liabilities, when they were stipulated but formally not approved, in the reporting period.

Leader	____________________ (Signature)	Esaulov Gennadiy Alexandrovich
Chief accountant	____________________ (Signature)	Plokhiy Mariya Vasilyevna

Seal

Approved by the Order
Of the Ministry of Finance of Ukraine
Dated November 29, 2000 No.302

	CODES		
Data (year, month, day)	2002	1	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.22.0		
Control sum			

Enterprise:
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory:
Organ of State control: **Open joint-stock companies established on the base of state enterprises**
Branch (type of activity): **PIPES PRODUCTION**
Form of economic activity: **production of steel pipes**
Number of employees **11861**
Unit of measurement: **th.grn.**

NOTES TO THE ANNUAL FINANCIAL REPORT
2001 year

Form №5 Code by DKUD 1801003

I. Intangible assets

Groups of intangible assets	Code of line	Balance as per the beginning of the year		Received during a year	Reevaluation (after-valuation+, marking down-)		Withdrawn within year		Charged deprecia-tion per year	Losses from de-crease in efficiency per year	Other changes for the year		Balance as per the end of the year	
		Initial (reeva-luated value)	Wear and tear		Initial (reeva-luated value)	Wear and tear	Initial (reeva-luated value)	Wear and tear			Initial (reeva-luated value)	Wear and tear	Initial (reeva-luated value)	Wear and tear
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Right to use natural resources	010													
Right of property user	020	25.0											25.0	
Right to marks on goods and services	030													
Right on industrial property objects	040													
Copyrights and those related to them	050													

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Goodwill	060													
Other intangible assets	070	253.0	142.0						40.0				253.0	182.0
TOTAL	080	278.0	142.0						40.0				278.0	182.0

Of line 080 column 14	value of intangible assets for which limitation of ownership exists	(081)
	value of intangible assets pledged	(082)
	value of intangible assets formed by the enterprise	(083)
Of line 080 column 5	value of intangible assets received on account of target allocations	(084)

II. Fixed assets

Groups of fixed assets	Co-de of line	Balance at the beginning of year		Recei-ved within year	Reevaluation (after-valuation +, marking down-)		Withdrawn within year		Charged deprecia-tion per year	Losses from de-crease in effi-ciency per year	Other changes for the year		Balance at end of year		Including			
		Initial (reesti-mated) value	Wear and tear		Initial (re-eva-lu-ated) value	Wear and tear	Initial (reeva-luated) value	Wear and tear			Initial (reeva-luated) value	Wea r and tear	Initial (reeva-luated) value	Wear and tear	Received by finan-cial leasing	Granted on operative lease	Initial (reeva-luated) value	Wear and tear
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Land plots	100																	
Capital costs on land im-provement	110																	
Buildings & trans-mitting terminals	120	471864	225358.0	4106.0			256.0	177.0	12079.0				475714.0	237260.0			2602.0	1068.0
Machines & equip-ment	130	552075.0	399767.0	10244.0			830.0	727.0	17318.0				561489.0	416358.0			2040.0	1340.0
Transport	140	20830.0	13416.0	910.0			146.0	117.0	1411.0				21594.0	14710.0			250.0	192.0
Tools, de-vices, in-ventory (furniture)	150	10766.0	5515.0	2716.0			33.0	31.0	1065.0				13449.0	6549.0				

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Working and productive cattle	160																	
Perennials	170	608.0	145.0	33.0			4.0	4.0	68.0				637.0	209.0				
Other fixed assets	180	37385.0	14569.0	7943.0			12816.0	8347.0	7427.0				32512.0	13649.0				
Library fund	190	11.0											11.0					
Little value non-circulating material assets	200																	
Temporary (non-title) constructions	210																	
Natural resources	220																	
Tare stock	230																	
Hire items	240																	
Other non-circulating material assets	250																	
Total	260	1093539.0	658770.0	25952.0			14085	9403.0	39368.0				1105406.0	688735.0			4892.0	2600.0

Of line 260 column 14

	value of fixed assets for which limitation of ownership stipulated by current legislation exists	(261)
	value of fixed assets pledged	(262)
	residual value of fixed assets temporarily not used (conservation, reconstruction, etc.)	(263)
	residual value of fixed assets withdrawn from operation for sale	(264)
	initial (reevaluated) value of completely depreciated fixed assets	(265)

Of line 260 column 5 value of fixed assets purchased at the expense of target financing (266)

Value of fixed assets taken on operative lease (267) 64.0

III. Capital investments

Name of the index	Code of line	For the year	As per the end of the year
1	2	3	4
Capital construction	280	13486.0	
Purchasing (manufacturing) of fixed assets	290	35438.0	
Purchasing (manufacturing) of the other non-circulating material assets	300		
Purchasing (formation) of intangible assets	310		
Formation of principal livestock	320		
Others	330		
Total	**340**	**48924.0**	

IV. Financial investments

Name of the index	Code of line	For the year	As per the end of the year	
			Long-term	Current
1	2	3	4	5
A. Financial investments by the method of participation in capital in:				
Associated enterprises	350		23554.0	
Subsidiaries	360			
Joint activity	370			
B. Other financial investments into:				
Shares and parts in the authorized capital of the other enterprises	380			
Shares	390			
Bonds	400			
Others	410		6905.0	
Total (section A + B)	**420**		30459.0	

Of line 045 column 4 of Balance sheet Other long-term financial investments are represented:

At prime cost (421) 6905.0

At fair value (422)_

At depreciated prime cost (423)

Of line 220 column 4 of Balance sheet	Current financial investments are represented:	
	At prime cost	(424)
	At fair value	(425)
	At depreciated prime cost	(426)

V. Revenues and costs

Name of the index	Code of line	Revenues	Costs
1	2	3	4
A. Other operating revenues and costs			
Operating lease of assets	440	448.0	
Operating exchange rate difference	450	5801.0	8750.0
Selling of the other circulating assets	460	9155.0	6679.0
Penalties, fines, forfeits	470	686.0	2843.0
Maintenance of housing, social and cultural objects	480	925.0	10326.0
Other operating revenues and costs	490	85465.0	86923.0
B. Revenues and costs from participation in capital on investments into:			
Associated enterprise	500		
Subsidiaries	510		
Joint activity	520		
C. Other financial revenues and costs			
Dividends	530		X
Interest	540	X	1383.0
Financial leasing of assets	550	57.0	
Other financial revenues and costs	560	3836.0	554.0
D. Other revenues and costs			
Realization of financial investments	570		
Selling of non-circulating assets	580	2509.0	2126.0
Selling of property complexes	590		
Non-operating exchange rate difference	600		
Assets received free of charge	610	13.0	X
Non-circulating assets writing-off	620	X	293.0
Other revenues and costs	630	20518.0	3086.0

Barter transactions with products (goods, works, services) (631)

Part of profit from selling of products (goods, works, services) under barter agreement with contracted parties (632) %

VI. Money resources

Name of the index	Code of line	As per the end of the year
1	2	3
Cash	640	25.0
Current account with the bank	650	782.0
Other accounts with the bank (letters of credit, cheque-books)	660	2794.0
Money resources on the way	670	6261.0
Equivalents of money resources	680	
Total	690	9862.0

Of line 070 column 4 of Balance sheet Money resources which usage is restricted (691)

VII. Security

Kind of security	Code of line	Security balance at the beginning of the year	Increase in security		Amount of security used during a year	Unused amount of security scheduled in reporting period	Amount of expected damages of the other party, taken into account under security evaluation	Security balance at the end of the year
			Formation of security	Additional deductions				
1	2	3	4	5	6	7	8	9
Security of payment of employees leave	710							
Security of future costs on additional pension provision	720							
Security of future costs on guarantee bonds fulfillment	730							
Security of future costs on restructuring	740							

1	2	3	4	5	6	7	8	9
Security of future costs on obligations concerning heavy contracts	750							
Long service	760	5635.0	4711.0		4405.0			5941.0
	770							
Total	780	5635.0	4711.0		4405.0			5941.0

VIII. Stocks

Name of the index	Code of line	Balance value at the end of the year	Reevaluation within a year	
			Increase in net selling value *	Marking down
1	2	3	4	5
Raw materials and other materials	800	58406.0		
Purchased semi-finished products and components	810			
Fuel	820	2556.0		
Tare and tare materials	830	9.0		
Construction materials	840			
Spare parts	850	30670.0		
Agricultural materials	860	283.0		
Animals grown and fed	870	672.0		
Little-value and high-wearing items	880	20903.0		
Construction in progress	890	41411.0		
Finished products	900	36096.0		
Goods	910	4464.0		
Total	920	195470.0		

Of line 920 column 3 — Balance value of stocks:

Represented at the net selling value (921)
Transferred for processing (922)
Pledged (923)
Transferred on commission (924)

Assets at responsible storage – account 02 (925)

* Determined by p. 28 of the Provision (Standard) of Accounting 9 titled "Stocks".

IX. Accounts receivable

Name of the index	Code of line	Total, as per the end of the year	Incl. Terms of non-repayment		
			Up to 3 months	From 3 till 6 months	From 6 till 12 months
1	2	3	4	5	6
Accounts receivable for goods, works, services	940	241048.0	236060.0	4189.0	799.0
Other current accounts receivable	950	16437.0	14654.0	341.0	1442.0

Bad debts written off in the reporting period (951) 7795.0

X. Shortage and losses from values damage

Name of the index	Code of line	Amount
1	2	3
Revealed (written off) shortages and losses	960	728.0
Recognized as debt of persons in fault in the reporting period	970	2.0
Amount of shortage and losses by which final decision towards persons in fault has not been made at the end of the year (off0balance account 072)	980	178.0

Leader ____________________ (Signature) Esaulov Gennadiy Alexandrovich

Chief accountant ____________________ (Signature) Plokhiy Mariya Vasilyevna

Seal

STATE STATISTIC REPORT

CODES										
Forms of documents according to the DCUD	Organization-owner – identification code according to the EDRPOU	Territory according to the SPATO	Industry according to the ZKGNG	Kind of economic activity according to the KVED	Pattern of ownership according to the KFV	Legal forms of economic activity according to the KOPFG	Ministry, department, association, company according to the SPODU	Superior entity – identification code according to the EDRPOU		Check amount
1	2	3	4	5	6	7	8	9	10	11
	05393116	1210137200	12140	27.22.0	20		6024			

Department (state department), MDO, concern, association

Open joint-stock companies, created on the state enterprises base

Organization

"Nizhnedneprovsky tube-rolling plant" Open Joint-Stock Company

Address

49084, Dnipropetrovsk, 621, Stoletova str.

Form of property

COLLECTIVE PROPERTY

Form of activities

PRODUCTION OF PIPES

Form №2-Б urgent (quarter, annual)
Approved by Order of Statistics Department of Ukraine №190 of 29.07.97

Present this form all of associations, enterprises, banks, insurance and other organizations to the statistics organ by location place (excluding institution supported at account of budget). Quarter form should be presented no later of number 21 after quarter under review. Annual form – no later February 21.

REPORT
ABOUT SECURITIES ISSUE/REALIZATION/CIRCULATION THROUGH JANUARY-DECEMBER, 2001

Section I. Issue and distribution of securities by the emitter

	Line code	Available at the beginning of the year	Issued during the accounting period	Total available at the beginning of the year and issued during the accounting period	Distributed at the beginning of the year			
					Total	Including		
						Legal entities	Persons	Investors from other countries
A	Б	1	2	3	4	5	6	7
Total	010	28924	39409	68333	28924	24277	4647	
including:								
Shares	020	5389	8082	13471	5389	742	4647	
Including:: - ordinary	021	5389	8082	13471	5389	742	4647	
- preference	022							
Bonds	030							
Including: republican bonds	031							

Identification code 05393116 KC 1845688029

А	Б	1	2	3	4	5	6	7
- interprise bonds	032							
Treasury bonds	040							
Saving certificates (deposit)	050							
Bills	060	23535	31327	54862	23535	23535		
Other securities	070							
Authorised fund at the beginning of the year	080	5389	X	X	X	X	X	X
By the end of the accounting	090	13471	X	X	X	X	X	X

	Line code	First placed during the accounting period				Total placed			
		total	including:			total	including:		
			Legal entities	Persons	Investors from other countries		Legal entities	Persons	Investors from other countries
А	Б	8	9	10	11	12	13	14	15
Total	010	39409	33401	49	5959	68333	57678	4696	5959
Shares	020	8082	2074	49	5959	13471	2816	4696	5959
Including:: - ordinary	021	8082	2074	49	5959	13471	2816	4696	5959
- preference	022								
Bonds	030								
Including: republican bonds	031								
- interprise bonds	032								
Treasury bonds	040								
Saving certificates (deposit)	050								
Bills	060	31327	31327			54862	54862		
Other securities	070								

Section II. Turnover of securities

		Securities of the emitter								
		Total from at the beginning of the year and issued during the accounting period	розміщено в цілому		Purchased for the accounting period	Resold for the accounting period		Paid off for the accounting period	Balance of unsold securities by the end of the accounting period	Dividends and interests paid in the accounting period
			Total	Including for the privatised accounts		Total	Including for the privatised accounts			
А	Б	1	2	3	4	5	6	7	8	9
Total	100	68333	68333	702	38350			38350		6820

А	Б	1	2	3	4	5	6	7	8	9
Including: Shares	110	13471	13471	702						6820
Including:: - ordinary	111	13471	13471	702						6820
- preference	112									
Bonds	120									
Including: republican bonds	121									
- interprise bonds	122									
Treasury bonds	130									
Saving certificates (de-	140									
Bills	150	54862	54862		38350			38350		
Other securities	160									

		Securities of the other emitters					
		Balance at the beginning of the year	Purchased for the accounting period		Sold for the accounting period	Balance at the end of the year	Dividends and interests paid in the accounting period
			Total	Including for the privatised accounts			
А	Б	10	11	12	13	14	15
Total	100	161	50370		12443	38088	
Including: Shares	110		216			216	
Including:: - ordinary	111		216			216	
- preference	112						
Bonds	120						
Including: republican bonds	121						
- interprise bonds	122						
Treasury bonds	130						
Saving certificates (de-	140	161				161	
Bills	150		12443		12443		
Other securities	160		37711			37711	

Section III. Volumes of mutual investments in the form of securities

	Code of line	Securities of resident-emitter in nonresidents				
		Remainder in nonresidents on the year beginning	Bought by nonresidents through period under review	Ransomed from nonresidents by resident-emitter through period under review	Remainder in nonresidents on the end of period under review	Dividends, percentage paid to nonresidents for period under review
A	B	1	2	3	4	5
Total	170		5959		5959	3558
including: Stocks	180		5959		5959	3558
Bonds	190					
Treasury obligatory	200					
Saving certificates (deposit)	210					
Bill of exchange	220					
	230					
	240					

	Code of line	Securities of nonresident-emitter in residents				
		Remainder in resident on the year beginning	Bought by resident through period under review	Sell by resident through period under review	Remainder in resident on the end of period under review	Dividends, percentage received from nonresidents for period under review
A	B	1	2	3	4	5
Total	170					
including: Stocks	180					
Bonds	190					
Treasury obligatory	200					
Saving certificates (deposit)	210					
Bill of exchange	220					
	230					
	240					

April 12, 2002		Leader	______ (Signature)	Esaulov Gennadiy Alexandrovich
Kulikova Tamara Sergeevna (executor)	35-96-88 (phone)	Chief accountant	______ (signature)	Plohy Maria Vasilivna

Seal

MINUTE No. 7
Of the general meeting of shareholders
of the open joint-stock company
"Nizhnedneprovsky pipe-rolling plant"

Dnepropetrovsk May 14th, 2002

The Chairman of the Board of Directors - the Director General of the plant, Esaulov Gennady Aleksandrovich greets the shareholders present in the assembly hall and their representatives.

The Chairman of the Board of Directors informs that registration of all shareholder present at the meeting and their representatives has been carried out by the Registrar of the Company – the company with limited liability "Alpha – Invest".

The floor to read the minute on registration results of the shareholders present at the meeting is granted to the representative of the Registrar, Kljuchnik Larissa Nikolaevna:

According to the Statute of the Open Joint-Share Company "Nizhnedneprovsky tube-rolling plant" the total number of votes is equal to 53 885 000.

71 persons (shareholders and their representatives) who are representing 47 538 591 votes (88,22 % of the total number of votes) has been registered for participation in the general meeting of shareholders with the right to vote.

According to the minute, there is a quorum for holding a valid general meeting of shareholders.

The Chairman of the Board of Directors tells the shareholders that **Meeting is declared open.**

By the proposal of the Chairman of the Board of Directors the counting board consisting of the following persons is suggested for approval:

Grodenskij M.A., Belaya N.N.., Bezbah V.J., Bochanovskaja Z.V., Gavrilova E.A., Zelenkovskaya O. V., Group Ja.V., Torbina T.I., Dragan T.V., Kuzmina O.S., Kucherenko O.V., Molotkova A.O., Nedashkovskaja L.I., Pahrudinova E.V., Pisanenko N.A., Rudchik S.M., Savitskaja T.V., Savoronova N.J., Staroverova L.G., Skljar G.V., Bondarenko N.G., Torbin A.V., Urvacheva N.P., Ouss T.A., Chernookaja M.I.

The Chairman of the Board of Directors informs that prior to election of the counting board counting of the votes participating in voting on issues suggested for consideration of the general meeting of shareholders has been carried out by the Registrar. It is offered to vote on the issue of approval of the whole list of the offered membership of the Counting Board. There were no other suggestion as to the procedure of voting. The Registrar is told to start counting of votes on the issue of the approval of the suggested membership of the Counting Board.

Votes have been cast.

For announcement of the voting results the floor has been given the representative of the Registrar - Kljuchnik Larissa Nikolaevna.

It has been decided:

To affirm e suggested membership of the Counting Board:

Grodenskij M.A., Belaya N.N.., Bezbah V.J., Bochanovskaja Z.V., Gavrilova E.A., Zelenkovskaya O. V., Group Ja.V., Torbina T.I., Dragan T.V., Kuzmina O.S., Kucherenko O.V., Molotkova A.O., Nedashkovskaja L.I., Pahrudinova E.V., Pisanenko N.A., Rudchik S.M., Savitskaja T.V., Savoronova N.J., Staroverova L.G., Skljar G.V., Bondarenko N.G., Torbin A.V., Urvacheva N.P., Ouss T.A., Chernookaja M.I

Results of voting according to Minute No.1 counted by the Registrar:

«Yea» - 47 538 591 votes that constitute 100 %;
«Nay» - none;
Abstainers - none;
Did not vote - none.
The decision has passed the vote unanimously.

The floor is given to the member of the Counting Board, Grodensky M.A. for announcement of Minute No.1 of the meeting of the Counting Board of the general meeting of shareholders OJSC "NTZ" dated May14, 2002.

Grodensky M.A.: According to Minute No.1 of the meeting of the Counting Board of the general meeting of shareholders of the Open Joint-Stock Company " NTZ " dated May 14, 2002.

It has been decided:
To elect Grodensky Michael Alekseevich the Chairman of the Counting Board.
To elect Nedashkovskaya Lyudmila Ivanovna the secretary of the Counting Board.

The Chairman of the Board of Directors proposes the elected Counting Board to start it work of counting of votes cast for the next issues suggested for consideration of the general meeting of shareholders.

The Chairman of the Board of Directors proposes to elect Deliergiev Victor Vladimirovich the Chairman of the general meeting of shareholders. There were no other propositions. The issue is put to vote. The Counting Board is suggested to count the votes.

It has been decided:
To elect Deliergiev Victor Vladimirovich the Chairman of the meeting.

Results of voting according to Minute No.2 of the meeting of the Counting Board.
«Yea» - 47 538 591 votes that constitute 100 %;
«Nay» - none;
Abstainers - none;
Did not vote - none.
The decision has passed the vote unanimously.

Mr. Deliergiev V.V. has begun fulfillment of his authority as Chairman of the meeting.

By the proposal of the Chairman of the meeting, Deliergieva V.V., the issue on elections of the secretary of the meeting and the secretariat is put to voting. The Chairman of the meeting, Deliergiev V.V., proposes to elect Tertychko V.D. the secretary of the meeting and the following persons that has been suggested by organizing committee as members of the secretariat: Karpenko M.V., Homenko L.B., Miroshnichenko I.E., Sonichkin V.V. There were no other propositions as to the candidatures of the secretary of the meeting and secretariat. The issue is put to vote. The Counting Board is suggested to count the votes.

It has been decided:
To elect Tertychko V.D. the secretary of the meeting and the following persons into the secretariat: Karpenko M.V., Homenko L.B., Miroshnichenko I.E., Sonichkin V.V.

Results of voting according to the minute No. 3 meetings of the Counting Board:
«Yea» - 47 538 591 votes that constitute 100 %;
«Nay» - none;
Abstainers - none;
Did not vote - none.
The decision has passed the vote unanimously.

The Chairman of the meeting, Deliergiev V.V. proposed the elected secretary of the meeting and secretariat to occupy the seats and to begin execution of their duties.

The Chairman of the meeting proposes to elect the working presidium composed of the following persons:

- Kirichko Alexander Ivanovich - Chairman of the Supervisory Board;
- Esaulov Gennady Aleksandrovich - Chairman of the Board of Directors – Director General;
- Palenko Peter Pavlovich - Chairman of the plant Trade Union Committee;
- Jarlik Anatoly Borisovich - Director on staff and social development.

There were no other proposals. The issue on election of the working presidium is put to vote. The Counting Board is counting the votes.

It has been decided:
To elect the following persons in to the presidium of the meeting:
- Kirichko Alexander Ivanovich - Chairman of the Supervisory Board;
- Esaulov Gennady Aleksandrovich - Chairman of the Board of Directors – Director General;
- Palenko Peter Pavlovich - Chairman of the plant Trade Union Committee;
- Jarlik Anatoly Borisovich - Director of staff and social development.

Results of voting according to minute No.4 of the meeting of the Counting Board:
«Yea» - 47 538 591 votes that constitute 100 %;

«Nay» - none;
Abstainers - none;
Did not vote - none.
The decision has passed the vote unanimously.

By the proposal of the Chairman of the meeting the following members of the editorial commission suggested by the organizing committee are suggested for approval: shareholder Skosareva L.P., shareholder Bondarenko L.G., representative of the shareholder, Closed Joint-Share Company "AbiCo" Parusnikova V.B., representative of the shareholder, corporation "NPIG "Interpipe", Vantrob J.V.

There were no other proposals as to the candidatures of the editorial commission. The issue is put to vote. The Counting Board is suggested to count the votes.

It has been decided:
To elect the following persons members of the editorial commission:
Skosareva L.P., Bondarenko L.G., Parusnikova V.B., Vantrob J.V.

Results of voting according to minute No.5 of the meeting of the Counting Board;
«Yea» - 47 538 591 votes that constitute 100 %;
«Nay» - none;
Abstainers - none;
Did not vote - none.
The decision has passed the vote unanimously.

The Chairman of the meeting proposes the following agenda for consideration and the time-limits:

1. Approval of the report of the Board of Directors of the Company on business results in 2001 and approval of the main directions of the Company's business in 2002 (reporter:
Chairman of the Board of Directors - Director General, Esaulov G.A.) - 20 minutes.

2. Approval of the report and conclusions of the Auditing Committee of the Company on the results of checks of the financial and economic business of the Company in 2001 (reporter: Chairman of the Auditing Committee, Melikidze A.A.) - 10 minutes.

3. Approval of the annual results of the financial and economic activity of the Company in 2001, on distribution of the profit (reporter: Director of finance and economy, Tarasyev A.M) - 15 minutes.

4. Approval of the main indices of the financial and economic business of the Company for 2002 (reporter: director of finance and economy, Tarasjev A.M) - 10 minutes.
Discussant – up to 3 minutes

5. Approval of the term and procedure of dividend payment (reporter: director of finance and economy, Tarasjev A.M) - 10 minutes.

6. Introduction of changes to the Statute of the Company (reporter: Head of the legal department, Skosareva L.P.) - 7 minutes;

7. Recall and election of the Chairman of the Board of Directors and members of the Board of Directors of the Company (reporter: member of the Supervisory Board, Parusnikova V.B.) - 5 minutes.

For rational use of time and impartial assessment of the Company it is suggested to consider issues of the agenda in the following sequence:

- At the beginning, first two issues of the agenda, then discussion and voting;
- Simultaneously the third and fourth issues of the agenda and then discussion and voting.

To save time it is suggested to submit question to the reporters and proposals to the secretariat in writing.

There were no other proposals as to the procedure, sequence of the agenda consideration and time-limits of the meeting. The Chairman's proposals on the procedure, sequence of the agenda consideration and time-limits of the meeting are put to vote. The Counting Board is suggested to count the votes.

It has been decided:
To approve the suggested procedure, sequence of the agenda and the time-limits of the meeting.

Results of voting according to minute No.6 of the meeting of the Counting Board:
«Yea» - 47 538 591 votes that constitute 100 %;
«Nay» - none;
Abstainers - none;

Did not vote - none.
The decision has passed the vote unanimously.

Decision-making on the procedural questions is completed, and the meeting starts to consider issues of the agenda.

I. First two issues of the agenda

LISTENED:

The report of the Chairman of the Board of Directors - Director General, Esaulov A.I. on the business results of the Board of Directors of the Company in 2001 and on the main directions of the Company's business in 2002.

(Report is attached).

The report of the Chairman of the Auditing Committee, Melikidze A.A. on the work and conclusions of the Auditing Committee concerning the inspection results of the financial and economic business in 2000.

(Report is attached).

No proposals concerning the points of the agenda under consideration were submitted to the secretariat. The Chairman of the meeting suggested the drafts of the decision on the considered issues. There were no other proposals. The drafts of the decision are put to vote. The Counting Board is suggested to count the votes

IT HAS BEEN DECIDED (the first issue of the agenda):

1. To approve the report of the Board of Directors of the Company on the results of the Company's business in 2001.
2. To approve the main directions of the Company's business in 2002.

Results of voting according to the minute No. 7 of the meeting of the Counting Board:
«Yea» - 47 538 591 votes that constitute 100 %;
«Nay» - none;
Abstainers - none;
Did not vote - none.
The decision has passed the vote unanimously.

IT HAS BEEN DECIDED (the second issue of the agenda):

1. To approve the report and conclusions of the Auditing Committee of the Company by the inspection results of the financial and economic business of the Company in 2001.

Results of voting according to the minute No. 8 of the meetings of the Counting Board:
«Yea». - 47 538 591 votes that constitute 100 %;
«Nay» - none;
Abstainers - none;
Did not vote - none.
The decision has passed the vote unanimously.

II. The third and fourth issues of the agenda

LISTENED:

The report of the director of finance and economy Tarasjeva A.M.:

- On annual results of the financial and economic business of the Company in 2001, on distribution of the profit;
- On the main indices of the financial and economic business of the Company in 2002.

(Report is attached).

No proposals concerning the points of the agenda under consideration were submitted to the secretariat. The Chairman of the meeting suggested the drafts of the decision on the considered issues. There were no other proposals. The drafts of the decision are put to vote. The Counting Board is suggested to count the votes.

IT HAS BEEN DECIDED (the third issue of the agenda):

1. To approve the annual results of financial and economic business of the Company in 2001.
2. To approve the suggested procedure of distribution of the profit, including:

- To set up the reserve fund in the amount of - 8 888,0 thousand hrivnas;

- To set up the fund for payments to the shareholders (dividends) in the amount of - 7 543,9 thousand hrivnas;
- To approve the difference in the tax rate due to the Law of Ukraine "On economic experiment at enterprises of the mining and metallurgical industry of Ukraine" aimed at additions of the circulating assets - 41 364,0 thousand hrivnas;
- Reinvestments into the owned capital - 119 965,1 thousand hrivnas.

Results of voting according to minute No.9 of the meeting of the Counting Board:
«Yea» - 43 867 861 votes that constitute 92,28 %;
«Nay» - 2 695 729 votes that constitutes 5,67 %;
Abstainers - 975 001 votes that constitute 2,05 %;
Did not vote - none.
The decision has passed the vote by a majority.

IT HAS BEEN DECIDED (the fourth issue of the agenda):
1. To approve the main indices of the financial and economic business of the Company (planned budget) in 2002:
- Volume of marketed products - 1 309 500 thousand hrivnas;
- Production price of sales - 1 184 885 thousand hrivnas;
- Net profit not less than - 25 200 thousand hrivnas.

Results of voting according to minute No.10 of the meeting of the Counting Board:
«Yea» - 44 842 861 votes that constitute 94,33 %;
«Nay» - 2 695 730 votes that constitutes 5,67 %;
Abstainers - none;
Did not vote - none.
The decision has passed the vote by a majority.

III. The fifth issue of the agenda
LISTENED:
The report of the director of finance and economy Tarasjeva A.M on approval of the term and procedure of dividend payments.
(Report is attached).
The reporter has suggested the draft of the decision on this issue:
1.To pay dividends by the results of the financial and economic business of the Company in 2001.
2.To approve the sum of dividends - 7 543,9 thousand hrivnas, the rate of dividends per 1 share - 14 kopecks (including the dividend tax) and the following procedure of their payment:
3.1. The term of dividend payments - June 20 till December 31, 2002.
3.2. Dividend payments should be effected by the following ways:
3.2.1. To the shareholders - legal entities - by non-cash transfer to the authorized settlement account.
3.2.2. To the nominee holders - by non-cash transfer to the settlement account of the nominee holder (keeper) for the subsequent transfer to the payment accounts of the investors.
3.2.3. To the shareholders - individuals – by the method recommended in the questionnaire, namely:
a) To the plant's employees and former employees retired or dismissed following the decision of VTEK:
- Through the cash department of the plant;
- Through the cash department of the CB " Credit Dnepr ";
- By the postal order to the address;
- By transfer to the current account with a bank.
b) To other shareholders - individuals:
- Through the cash department of the CB " Credit Dnepr ";
- By the postal order to the address;
- By transfer to the current account.
3.2.4. To the shareholders - non-residents of Ukraine – by transfer to the currency account according to the US dollars exchange rate announced by the Ukraine (National Bank of Ukraine) on the date of payment.
4. Information on the established term and procedure of dividend payments should be published in the newspapers "Business Ukraine", "Evening Dnieper" and "Predneprovsky metallurgist".

No proposals were submitted relating this issue of the agenda and the draft of the decision too the secretariat.

The suggested draft of the decision is put to vote. The Counting Board is suggested to count the votes.

IT HAS BEEN DECIDED:

1. To pay dividends by the results of the financial and economic business of the Company in 2001.
2. To approve the sum of dividends - 7 543,9 thousand hrivnas, the rate of dividend per 1 share - 14 kopecks (including the dividend tax) and the suggested procedure of its payment:

Results of voting according to minute No.11 of the meeting of the Counting Board:

«Yea» - 44 842 861 votes that constitute 94,33 %;
«Nay» - 2 695 730 votes that constitutes 5,67 %;
Abstainers - none;
Did not vote - none.
The decision has passed the vote by a majority

IV. The sixth issue of the agenda

LISTENED:

The report of the Head of the legal department, Skosareva L.P. on changes in the Statute of the Company.

The reporter suggested the draft of decisions on this issue considering the submitted proposals which had been studied by the editorial commission:

1. To introduce the following changes to the Statute of the Open Joint-Share Company "Nizhnedneprovsky tube-rolling plant" and to approve them:

1.1. Item 3.2. of the Statute should be added as follows:

- "Purchasing, import, storage, sale of precursors for production purposes".

1.2. Paragraph 2 item 6.8 of the Statute should be read as follows:

The decision to issue the bonds should be approved by the Supervisory Council.

1.3. Subparagraph 19 of item 8.3.6 should be read as follows:

- "Consideration of reports of the Auditing Committee by the results of the year and other checks of the Company";

1.4. Add the subparagraph 20 to item 8.3.6 as follows:

"Approval of reports, balance sheets of the Company for one quarter of the year submitted by the Board of Directors and planned targets for the next accounting period. Approval of the annual and quarter budgets of the Company";

1.5. Item 8.3.6 of the Statute should be supplemented by the following subparagraph:

"Decision-making on issue of bonds"

1.6. In subparagraphs 8.2.2; 8.3.6.; 8.4.1.; 8.4.3.; 8.4.4.; 8.4.5.; 8.4.6.; 8.4.7.; 8.4.9; 8.4.12., 8.4.13 after words the Chairman of the Board of Directors supplement "Director General".

2. Entrust the shareholder, Head of the legal department, Skosareva L.P, to sign the Statute and register changes to the Statute of the OJSC "Nizhnedneprovsky tube-rolling plant" (in new edition) according to the current legislation of Ukraine and to represent the Company in the registering body without any additional power of attorney.

3. The Supervisory Board, within its authority, should introduce changes to the local normative acts of the Company (regulations).

4. To state that concerning introduction of the appropriate changes to the local normative instruments by the Supervisory Board (regulations) they should be valid as far as they do not contradict to the Statute of the Company.

There were no other proposals related to the agenda and the suggested draft of decisions submitted to the secretariat

The suggested draft of decisions is put to vote. The Counting Board is suggested to count the votes.

IT HAS BEEN DECIDED:

1. To approve the suggested decisions on changes to the Statute of the Company.

Results of voting according to the Minute No. 12 of the meeting of the Counting Board:

«Yea» - 47 538 591 votes that constitute 100 %;
«Nay» - none;

Abstainers - none;
Did not vote - none.
The decision has passed the vote unanimously.

V. The seventh issue of the agenda

LISTENED:

The report of the member of the Supervisory Board, Parusnikova V.B., on recall and election of the Chairman of the Board of Directors and members of the Board of Directors of the Company.

(Report is attached).

The reporter suggested the draft of the decision on this issue. She suggested to vote by the list for recall of the Chairman of the Board of Directors and members of the Board of Directors of the Company, for election of the candidatures to the position of the Chairmen of the Board of Directors and members of the Board of Directors of the Company – for each candidature separately.

There were no other proposals related to the agenda, the suggested draft of decisions and the procedure of voting submitted to the secretariat.

The suggested drafts of the decision are put to vote.

The Counting Board is suggested to count the votes.

Voting for recall of the Chairman of the Board of Directors and members of the Board of Directors has been carried out by the list.

IT HAS BEEN DECIDED:

1. To withdraw from the Board of Directors:

- Chairman of the Board of Directors - Director General, Kozlovsky Alfred Ivanovich;
- Vice-President of the Board of Directors - Technical Director, Esaulov Gennady Aleksandrovich;
- Members of the Board of Directors: Shifrin Evgeniy Isaevich, Grodensky Michail Alexeevich, Troyan Olga Sergeevna.

Results of voting according to minute No.13 of the meeting of the Counting Board:
«Yea» - 47 538 591 votes that constitute 100 %;
«Nay» - none;
Abstainers - none;
Did not vote - none.
The decision has passed the vote unanimously.

Voting for election of the Chairman of the Board of Directors and members of the Board of Directors has been carried out for each candidature separately.

IT HAS BEEN DECIDED:

1. To elect the Chairman of the Board of Directors - Director General, Esaulov Gennady Aleksandrovich.

Results of voting according to minute No.13 of the meeting of the Counting Board:
«Yea» - 47 538 591 votes that constitute 100 %;
«Nay» - none;
Abstainers - none;
Did not vote - none.
The decision has passed the vote unanimously.

2. To elect Kozlovsky Alfred Ivanovich member of the Board of Directors.

Results of voting according to minute No.13 of the meeting of the Counting Board:
«Yea» - 47 536 909 votes that constitutes 99,999 %;
«Nay» - 1 682 votes that constitutes 0,001 %;
Abstainers - none;
Did not vote - none.
The decision has passed the vote by a majority.

3. To elect Marchenko Vladimir Porfirjevich member of the Board of Directors.

Results of voting according to minute No.13 of the meeting of the Counting Board:
«Yea» - 47 536 910 votes that constitutes 99,999 %;
«Nay» - none;
Abstainers - none;
Did not vote - 1 681 votes that constitute 0,001 %.
The decision has passed the vote by a majority.

4. To elect Tarasjeva Alexey Mihajlovicha member of the Board of Directors.

Results of voting according to minute No.13 of the meeting of the Counting Board:
«Yea» - 47 538 591 votes that constitute 100 %;
«Nay» - none;
Abstainers - none;
Did not vote - none.
The decision has passed the vote unanimously.

5. To elect Jarlik Anatoly Borisovich member of the Board of Directors.

Results of voting according to minute No.13 of the meeting of the Counting Board:
«Yea» - 47 538 591 votes that constitute 100 %;
«Nay» - none;
Abstainers - none;
Did not vote - none.
The decision has passed the vote unanimously.

The general meeting of the Open Joint-Stock Company "Nizhnedneprovsky tube-rolling plant" **Is declared over.**

Chairman of the meeting	*(signature)*	Deliergiev V.V.
Secretary of the meeting	*(signature)*	Tertychko V.D.

Seal

Adequate to the original

Signatures

A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Attachment 1

File No.82-4814

The report is approved:

Head of the Board Directors –
Director General
(position) (Signature) Esaulov Gennadiy Alexandrovich
(name)

Seal

Date	June, 25, 2002

Contact person for made report:

Position, department	Head of the investment section, financial and economic service
Name/first name	Bondarenko Lyudmila Grigorevna
Code/phone/fax	0562 35 91 63 34 94 66
e-mail	io@ntz.dp.ua

REPORT OF OPEN JOINT STOCK COMPANY (PLANT - BONDS ISSUER)

Made for:	January, 01, 2002

Issuer:	OJSC "NTZ"

Adopted:________________ ________________________
(signature) (name of executor)

		Date of report adoption	25.06.2002
		Registered number	4
Total amount	337611703	Notes	

Identification code 05393116 KC 0

LIST OF DOCUMENTS, THAT ARE INCLUDED INTO REPORT

Form code	Form name	Audit amount
	Regular information of the issuers	
DOD_2(n)	Report title sheet	0
DOD_3(n)	Information on financial and economic activity that is published by the issuer in newspapers	3601953681
DOD_2	Main report on the issuer	3836032641
DOD_2A	(24995460) Continuation. Information on legal entities the services of which are used by the issuer	2799724391
DOD_2A	(31154676) Continuation. Information on legal entities the services of which are used by the issuer	1415017337
DOD_2A	(25642478) Continuation. Information on legal entities the services of which are used by the issuer	82980247
DOD_2A	(21653500) Continuation. Information on legal entities the services of which are used by the issuer	951599425
DOD_2A	(24942296) Continuation. Information on legal entities the services of which are used by the issuer	930914865
DOD_2A	(14352406) Continuation. Information on legal entities the services of which are used by the issuer	2791272020
DOD_3	Report on the issuer's securities	3827962656
DOD_6	Business description	2542536033
DOD_5	Information on property status and financial and economic	2097419948
DOD_6A	Business description (text part)	0
DOD_7	Covering page	0
	Financial reports	
ZV_R_GK1	2000- report on movement of funds (1)	2727211495
ZVIT_V_K	Report on the owned capital	3673740889
ZV_O_C_P	Report on issue, sale and circulation of securities	1845688029
PRIM_ZV	Notes to annual reporting	3038070489
F1_5	2000 – Balance – sheet (1)	4211071180
F2_5	2000 – Report about financial results (1)	2914089337
F2_4	2000-Report on financial results (1)	

The report is added with:

№	Documents name	File name
1	Audit results, issued by "Insider- Center Ltd"	
2	Information about financial position of JSC "NTZ"	
3	Minutes of the last shareholders' meeting	
4		
5		

Head of the Board Directors –
Director General

Esaulov Gennadiy Alexandrovich

(position) (name, first name)

(Signature)

Seal

June, 25, 2002

INFORMATION ON FINANCIAL AND ECONOMIC ACTIVITY THAT IS PUBLISHED BUILDING THE ISSUER IN NEWSPAPERS

Issuer name	Open Joint Stock Society "Nizhnedneprovski Pipe Rolling Plant"
Identification code	05393116
Number of certificate about state issuer registration	05393116
Date of certificate about state issuer registration issuing	28/12/1994
Issuer location (postal address)	21, Stoletova Str., Dnepropetrovsk, 49081, Ukraine
International code and phone numbers	(38)- 0562- 35 93 01
Fax number	(38) 0562 34 90 99
e-mail	Info@ntz.dp.ua
Main business activity (code)	**(name)**
12140	Pipe production
71130	Wholesale trade of non-state-owned organizations, excluding the consumer cooperatives
71212	Pharmaceutical establishments
95130	Design organizations, related to scientific ones
61124	Assembling works
61134	Start-adjusting organizations
Shareholders number	10007
Workers number at the issuer for the end of reporting period	11861
Charter fund (thousand hrivnas)	13471250
Nominal value of single share	0.25
Number of single shares	53885000
Part of single shares in charter fund (%)	100.00
Number of preference shares	0
Part of preference shares in charter fund (%)	0
Total amount of unpaid shares according their nominal value (thousand hrivnas)	0
Date of the last shareholders meeting	March, 29, 2001
Address where to apply to see issuer annual report	21, Stoletova Str., Dnepropetrovsk, 49081, Ukraine
Date of profits distribution start (if they will be paid)	April, 23, 2001
Date of profits distribution finish	December, 31, 2001
Date of shares interest payment start	0
Date of shares interest payment finish	0
Date of bond retirement	0

Legal persons, whose service issuer uses	Name	Location	License number
Issuer's registrar	JSC "Alpha-Invest"	Office 96, 17, Lenin Str., Dnepropetrovsk, 49600, Ukraine	AA 241048
Equity custodian	D/n	D/n	D/n
Issuer's bailee	D/n	D/n	D/n
Equity traders, who have Contracts for equity flotation	D/n	D/n	D/n
Legal persons, authorized by issuer to buy (sell) issuer's equity	D/n	D/n	D/n
Legal persons, authorized by issuer to pay profits for its equity	CB "Kredit-Dnipro"	17, Lenin Str., Dnepropetrovsk, 49600, Ukraine	70
Audit companies, which make audit service for issuer	OOO "Insider-Center."	29A, Lenin Embankment Str., Dnepropetrovsk, 49600, Ukraine	2459

Main data of financial and economic activity		
Index name	**Period**	
	Reported	**Previous**
Net profit, got from selling goods (works, service) (thousand hrivnas)	1352712.0	1324894.0
Prime cost of sold goods (works, service) (thousand hrivnas)	1042345.0	972089.0
Net profit (loss) (thousand hrivnas)	177761.0	198547.0
Non-negotiable equity (thous. hrivnas)	495426.0	486869.0
Working equity (thous. hrivnas)	494993.0	378631.0
Long term obligations (thous. hrivnas)	6333.0	24516.0
Current obligations (thous. hrivnas)	135473.0	205734.0
Net profit part, due to be paid as dividend for one preference share (thous. hrivnas)	0.0	0.0
Annual average number of common shares (pieces)	44407145.0	21554000.0
Net profit part, due to be paid for one common share (hrivnas)	4.00298	9.21161
Dividends, calculated for one common share (hrivnas)	0.32000	0.14970
Total amount, spent by the issuer for shares purchasing during the period (thous. hrivnas)	0.0	0.0
Shares number, purchased by the issuer during the period (pieces)	0.0	0.0
Total amount, spent by the issuer for bonds purchasing during the period (thous. hrivnas)	0.0	0.0
Amount, paid as a rate for bonds (thous. hrivnas)	0.0	0.0
Bonds number, bought by issuer during the period (thous. hrivnas)	0.0	0.0

In section "Information on financial and economic activity that is published by the issuer in newspapers" there is no information on:

1.
- number privileged shares (pieces);
- part of the privileged shares in the Authorized Shares Capital (%), because the company did not issue the privileged shares.

2.
- total sum of the outstanding bonds with the nominal value (ths.hrivnas);
- date of the beginning and end of bond interest payments;
- date of bonds retirement;
- total sum of funds spend by the issuer to buy out bonds for the period (ths.hrivnas);
- sum of paid interest for bonds (ths.hrivnas);
- number of bonds bought out by the issuer for the period (pieces)

- the company did not issue bonds;

3.
- total sum of funds spend by the issuer to by out shares for the period (ths.hrivnas);
- number of shares bought out by the issuer for the period (pieces)

- the company did not buy shares;

The section also does not show information on the securities keeper; depositary of the issuer; securities traders with which there are agreements on distribution of securities; legal entities authorized by the issuer to sell (purchase) securities because the Company does not use the services of any above organizations.

BASIC INFORMATION ON THE ISSUER

Identification details, location and contact telephone numbers of the issuer

Full name	Open Joint-Stock Company «Nizhnedneprovsky pipe-rolling plant»
Short name	OJSC "NTZ"
Pattern of ownership	Public corporation
Code according to EDRPOU	05393116
Code of the territory according to KOATUU	1210137200
Territory (region)	Dnepropetrovsk
City district	Industrialny
Mail code	49081
City (town)	Dnepropetrovsk
Street, building	Stoletova 21 /
National number code and phone number	0562 35-93-01
Fax	34-90-99
E-mail	info@ntz.dp.ua
WWW- address	www.ntz.com.ua

Information on the state registration of the issuer

Certificate number	05393116
Issue date	December 28, 1994
Body that issued the certificate	Executive Committee of Dnepropetrovsk City Council of People's deputies
Registered Authorized Shares Capital (hrivnas)	13 471 250.00

Bank of the issuer

Bank name (bank branch), of the issuer's main settlement account	AB "CREDIT-DNIPRO" Dnepropetrovsk
Bank's MFO	305749

Bank name (bank branch), of the issuer's main currency account	AB "CREDIT-DNIPRO" Dnepropetrovsk
Bank's MFO	305749

Main kinds of activity

Code according to ZKGNG	Kind of activity
12140	Pipe production
71130	Wholesale by the non-state-owned organizations, excluding the consumer's cooperation
71212	Pharmaceutical establishments
95130	Designing organizations referenced as scientific ones
61124	Installation works
61134	Start and adjustment organizations

Information on licence (permits) to separate kinds of activity

Kind of activity	Licence number (permit)	Date of issue	State body that issued the certificate	Licences (permit) expiry date
Medical services	AA No.121788	03/07/2001	Ministry of Health of Ukraine	03/07/2003
Retail sale of medicine	AA No.011529	23/02/2001	The State Department on control over quality, safety and production of medicine and medical items	07/12/2003
Vocational training and education	AA No.232126	31/10/2001	Ministry of Education of Ukraine	01/07/2006
Right to use the ground radio stations for mobile communication.	No.5393116 УB0070	23/11/1998	The State Inspection on communication in the Dnepropetrovsk region	23/11/2003
Right to use the ground radio stations for mobile communication.	No.5393116 УB0005	21/11/1998	The State Inspection on communication in the Dnepropetrovsk region	21/11/2003
Retail sale of alcohol	AA No.161106	24/09/2001	The Dnepropetrovsk regional Management of the state control over manufacture of alcohol and tabaco.	24/09/2002

Kind of activity	Licence number (permit)	Date of issue	State body that issued the certificate	Licences (permit) expiry date
Retail sale of tobacco	AA No.018452	29/10/2001	Regional Management of DPA of Ukraine in the Dnepropetrovsk region	29/10/2002

Information on the issuer association with other enterprises

Name	Location (mail address)
Association:	
"Dnipro-DAR"	75, Karl Marx Ave. Dnepropetrovsk, 49600, Ukraine
"Association of steel-makers"	7/8, Maroseyka Street, Moscow, Russia, 117218
Corporations:	
Consortium:	
"Intersplav"	24/1 Tsvetnoy Bulvar, Moscow, Russia, 109263
Concerns	
Other association ont branch, territorial and other principles:	
Close corporation "Truboimpex"	6-A, 2nd Troitsky Pereulok, Moscow, Russia, 129010
Joint=stock company "Metex"	56 Pogolelsky Pereulok, Moscow, Russia, 111398
Association "Prominvestenergo"	1276 Gorky Street, Kiev, Ukraine, 03150
Association "Ukrtrubprom"	1, Lenin Sq. Dnepropetrovsk, Ukraine, 49600

Information on owners of the issuer's registered shares

Number of shareholders (founders) – legal entities	67
Part of shares that belong to legal entities from their total number	88.51
Number of shareholders (founders) – individuals	9940
Part of shares that belong to the individuals from their total number (percents)	10.58
Number of the ordered forms of the securities certificates (pieces)	15000
Including: - shares certificates	15000
- bond certificates	0

Number of the issued form of the securities certificates (pieces)	4491
including:	
- share certificates	4491
- bond certificates	0

Information on the number of employees and their wages

Items	Actually for the period
Average number of regular authorized employees (men)	11861
Average number of the freelance employees and by-workers (men)	30
Average number of the part-time employees (men)	13
Salary schedule – total (ths. hrivnas)	90587.6

Information on the officials of the issuer

No.	Position	Family name, name, surname	Date of birth	Education	Years in the executive position	Enterprise name and previously occupied position
1	Head of the Board of Directors	Esaulov Gennadiy Alexandrovich	1951	Higher	8	OJSC «NTZ», Head of the Board of Directors – Director General
2	Deputy-Head of the Board of Directors	Deryugin Alexander Alexandrovich	1942	Higher	24	OJSC «NTZ», Depuy Head of the Board of Directors – Tech. Director
3	Member of the Board of Directors	Plokhiy Maria Vasilievna	1939	Specialized-secondary	31	OJSC «NTZ», chief accountant
4	Member of the Board of Directors	Kozlovskiy Alfred Ivanovich	1929	Higher	39	OJSC «NTZ», Development Director – Director of the Development Institute
5	Member of the Board of Directors	Vorobiynov Mikols Alexeevich	1947	Higher	29	OJSC «NTZ», Purchasing Director

No.	Position	Family name, name, surname	Date of birth	Education	Years in the executive position	Enterprise name and previously occupied position
6	Member of the Board of Directors	Yarlik Anatoliy Borisovich	1946	Higher	27	OJSC «NTZ», Personnel and social Development Director
7	Member of the Board of Directors	Gorb Evgeniy Vasiljevich	1959	Higher	20	OJSC «NTZ», Sales Director
8	Member of the Board of Directors	Taraseev Alexey Michaylovich	1971	Higher	6	OJSC «NTZ», Finance and economy Director
9	Member of the Board of Directors	Cherkashchenko Yuriy Volodimirovich	1951	Higher	23	OJSC «NTZ», Deputy Purchasing Director
10	Member of the Board of Directors	Marchenko Volodimir Porphirovich	1946	Higher	29	OJSC «NTZ», Production Director
11	Member of the Board of Directors	Akhremenko Vitaliy Alexeevich	1953	Higher	12	OJSC «NTZ», Safety Director
12	Head of the Auditing Committee	Melikadze Alexey Alexandrovich	1938	Higher	36	OJSC «NTZ», Head of the information and computer center
13	Chairman of the Supervisory Board	Kirichko Alexander Ivanovich	1965	Higher	9	Corporation "Interpipe", Adviser of the Chairman of the Board of Directors
14	Deputy-Chairman of the Supervisory Board	Deliergeev Victor Volodimirovich	1950	Higher	13	OJSC "NTZ", Deputy Head of the advertizing and representative protocol
15	Member of the Supervisory Board	Vantroba Yuriy Volodimirovich	1965	Higher	5	Corporation "Interpipe", Deputy Head of the financial and economic Management
16	Member of the Supervisory Board	Parusnikova Victoria Borisovna	1961	Higher	6	Audit company with limited liability "VDT -Audit", Deputy Director.
17	Member of the Supervisory Board	Vraneshich Alexander Alexandrovich	1973	Higher	4	"BRIDMAN INVESTMENTS LTD.", investment adviser

No.	Position	Family name, name, surname	Year of birthday	Education	Years in the executive position	Enterprise name and previously occupied position
18	Member of the Supervisory Board	Besednov Sergey Victorovich	1959	Higher	9	OJSC «NTZ», Deputy Head of the Technical Director – head of the Technical Department
19	Member of the Supervisory Board	Norbert Shtadker	1945	Higher	21	"ALLIED STEEL HOLDING B.V.", Director
20	Candidate into the members of the Supervisory Board	Korotkov Andrey Mikolaevich	1965	Higher	5	Corporation "Interpipe", Head of the Management of industrial enterprises
21	Candidate into the members of the Supervisory Board	Zaliskiy Alexander Ivanovich	1956	Higher	19	OJSC «NTZ», Head of the pipe-rolling shop No. 5
22	Candidate into the members of the Supervisory Board	Bylokurov Dmitro Eduardovich	1959	Higher	19	OJSC «NTZ», Deputy Director on foreign economic relatons
23	Chief accountant	Plokhiy Maria Vasilievna	1939	Specialized-secondary	31	OJSC «NTZ», Chief Accountant
	Notes:	The company's officials were not pursecuted by the Law for misuse of position				

Information on persons who hold 5 % and more shares of the issuer

Name of the legal entities	Code according to the USREOU	Location	Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares			
						Ordinary	Ordinary payable to bearer	Privileged	Privileged payable to bearer
Private small-size enterprise "Interpipe"	13418356	Office 69, 15-B Plekhanova Street, Dnepropetrovsk, Ukraine, 49600	30/03/2001	4298645	7.98	4298645	0	0	0

Name of the legal entities	Code according to the USREOU	Location	Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares			
						Ordinary	Ordinary payable to bearer	Privileged	Privileged payable to bearer
Corporation research and production investment group "Interpipe"	23941834	1-A Pisarzhevskogo Street, Dnepropetrovsk, Ukraine, 49600	30/03/2001	4770423	8.85	4770423	0	0	0
"ALLIED STEEL HOLDING B.V."		The Netherlands, Arent Janszoon Ernststr.595H, 1082 LD Amsterdam	11/05/2001	12869366	23.88	12869366	0	0	0
"BLUMBERG INDUSTRIES LLC"		9, East Lockerman Street, Dover, Delawere, USA, 19901	11/05/2001	5246244	9.74	5246244	0	0	0
"ROSEN ASSET MANAGEMENT S.A."		L-1946, Luxemburg, 9-11 Rue de Louvigni, Princedom of Luxembourg	11/05/2001	7440937	13.81	7440937	0	0	0
Family name, name, surname of the legal entities			Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares			
						Ordinary	Ordinary payable to bearer	Privileged	Privileged payable to bearer
			Total:	34625615	64.26	34625615	0	0	0

Information on the number of the issuer's shares hold by the issuer's officials

Position	Family name, name, surname of the Executive Official	Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares			
					Ordinary	Ordinary to bearer	Privileged	Privileged to bearer
Head of the Board of Directors	Esaulov Gennadiy Alexandrovich	30/03/2001	19920	0.04	19920	0	0	0

Position	Family name, name, surname of the Executive Official	Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares			
					Ordinary	Ordinary to bearer	Privileged	Privileged to bearer
Deputy Head of the Board	Deryugin Alexander Alexandrovich	30/03/2001	15043	0.03	15043	0	0	0
Member of the Board of Directors	Plokhiy Maria Vasilievna	30/03/2001	127537	0.24	127537	0	0	0
Member of the Board of Directors	Kozlovskiy Alfred Ivanovich	30/03/2001	215770	0.40	215770	0	0	0
Member of the Board of Directors	Vorobiynov Mikols Alexeevich	30/03/2001	81212	0.15	81212	0	0	0
Member of the Board of Directors	Yarlik Anatoliy Borisovich	30/03/2001	70362	0.13	70362	0	0	0
Member of the Board of Directors	Gorb Evgeniy Vasiljevich	30/03/2001	15955	0.03	15955	0	0	0
Member of the Board of Directors	Taraseev Alexey Michaylovich	00/00/00	0	0	0	0	0	0
Member of the Board of Directors	Cherkashchenko Yuriy Volodimirovich	30/03/2001	6218	0.01	6218	0	0	0
Member of the Board of Directors	Marchenko Volodimir Porphirovich	30/03/2001	34076	0.06	34076	0	0	0
Member of the Board of Directors	Akhremenko Vitaliy Alexeevich	30/03/2001	1000	0.00	1000	0	0	0
Head of the Audit. Committee	Melikadze Alexey Alexandrovich	30/03/2001	11181	0.02	11181	0	0	0
Chairman of the Supervisory Board	Kirichko Alexander Ivanovich							
Depuy Head of the Supervisory Board	Deliergeev Victor Volodimirovich	30/03/2001	1945	0.00	1945	0	0	0

Position	Family name, name, surname of the Executive Official	Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares			
					Ordinary	Ordinary to bearer	Privileged	Privileged to bearer
Member of the Supervisory Board	Vantroba Yuriy Volodimirovich							
Member of the Supervisory Board	Parusnikova Victoria Borisovna							
Member of the Supervisory Board	Vraneshich Alexander Alexandrovich							
Member of the Supervisory Board	Besednov Sergey Victorovich	30/03/2001	5495	0.01	5495	0	0	0
Member of the Supervisory Board	Norbert Shtadker							
Chief Accountant	Plokhiy Maria Vasilievna							
		Total:	605714	1.12	605714	0	0	0

Information on the last release of the issuer's report

Newspaper name	"Business Ukraine"
Advance payment address	61410
Edition	13910
Date of the report release	May 30, 2001

Information on the General Meeting of Shareholders (for the OJSC)

Type of the meeting	Regular meeting	Extraordinary meeting
	X	
Place of the meeting	Culture Palace "Metallurg",12, Lipovaya Street, Dnepropetrovsk ,Ukraine,49600	
Date of the meeting	March 29, 2001	
Meeting quorum (%)	96.77	
Agenda:	1. Report of the Board of Directors, approval of the results of the financial and economic activity of the company for 2000 and planned indices of the company's activity for 2001. 2. Report and conclusions of the Auditing Committee basing on the results of the check of the financial and economic activity in 2000. 3. Recall and appointment of the company's Auditing Committee's members. 4. Recall and appointment of the supervisory Committee's member s of the company. 5. Approval of the company's Registrar. 6. On approval of subscription results for shares of the additional issue and registration of the issue with the DKSPFR 7. Changes to the Articles of Association. 8. On distribution of the Company's profit for 2000 and payment of dividends.	

Information on dividends

Date of the register closing for payment of dividends (if any)	April 23, 2001
Date dividends payment	April 23, 2001
Expiry date for payment of dividends	December 31, 2001

Information on important events that occur during the year

Date of notice registration	Summary
April 2, 2001	Information on changes in the structure of the issuer's officials

NOTES:

1. To section " Information on the proprietors of nominal securities of the issuer ":

- part of the shares which belong to the legal entities is shown by 0.91 % smaller as on 01.01.2002 of the shares of the additional (second) issue in the amount of 492 257, are taken into account on the personal account of the Issuer " subscribed securities " till complete payment in March 2002;
- There is no information on number the ordered forms of the securities certificates (pieces) and information on the number of issued forms of the securities certificates related to the bond certificates because the company did not issue the bonds.

2. To section " Information on persons who hold 5 % and more of the issuer's shares No information on:

- The code according to USREOU - the companies " ALLIED STEEL HOLDING B.V. ", " BLUMBERG INDUSTRIES LLC " and " ROSEN ASSET MANAGEMENT S.A. " are the non-residents of Ukraine and consequently may not be registered with the Unified State Register of the Enterprises and Organizations of Ukraine;
- number depending of the type shares (ordinary payable to bearer, privileged nominal, privileged payable to bearer) – the company did not issue the privileged shares and shares to bearer.

3. To section "Information on the number of the issuer's shares hold by the issuer's officials"

Taraseev Alexey Michaylovich has no shares of the OJSC "NTZ".
Kirichko Alexander Ivanovich is the representative of the private small-size enterprise "Interpipe".
Vantroba Yuriy Volodimirovich is the representative of the investment company with limited liability " Credit – Dnipro - Invest".
Shtadler Norbert is the representative of the company " ALLIED STEEL HOLDING B.V. "
Parusnikova Victoria Borisovna is the representative the company with limited liability "AbiKO".
Vraneshich Alexander Alexandrovich is the representative of the company " BRIDMAR INVESTMENTS LTD ".
Information on the Chief Accountant part of the shares of the OJSC "NTZ" shall be found in the line No. 3 (Member of the Board of Directors - Plokhiy Maria Vasilievna).

INFORMATION ON THE REGISTRAR

Name	Company with limited "Alpha-Invest"
Organizational form	Company with limited liability
Identification code	24995460
Territory code	
Region	Dnepropetrovsk
District	Babushkinski
Postal code	49600
Location	Dnepropetrovsk
Street, building	Lenin str. 17, of.96
City code and tel. number	0562 36-13-54
Fax number	0562 36-13-54
e-mail	ALFA@kdb.dp.ua
www address	
Number of license for this kind of activity	AA 241048
Date of License issuing	October 15, 2001
State body that issued the license	The State Committee on securities and stock exchange

Territory code – 1210136600.

In section Information auditors (auditing companies) which render auditing services to the issuer there is no information on the WWW – address because has no its own WEB – site in the Internet.

INFORMATION ON AUDITORS (AUDITING COMPANIES), WHICH RENDER AUDITING SERVICES TO THE ISSUER

Name	Audit company "Insider-Center"
Organizational form	Company with limited liability
Identification code	31154676
Territory code	
Region	Dnepropetrovsk
District	Babushkinski
Postal code	49600
Location	Dnepropetrovsk
Street, building	Lenin Embankment 29-A
City code and tel. number	0562 41-68-47
Fax number	0562 744-33-06
e-mail	Root@insider.dp.ua
www address	
Number of license for this kind of activity	*
Date of License issuing	January 26, 2001
State body that issued the license	Auditing Chamber of Ukraine

* - The auditings company "Insider – Center" has received the certificate on its registration as the subject of the auditing activity No.2459 dated January 26, 2001.

Territory code – 1210136600.

In section "Information auditors (auditing companies) which render auditing services to the issuer" there is no information on the WWW-address because the auditing company "Insider – Center" has no its own WEB – site in the Internet.

INFORMATION ON AUDITORS (AUDITING COMPANIES), WHICH RENDER AUDITING SERVICES TO THE ISSUER

Name	"Deloitte and Tush Ridginal Ukrainian Services Company"
Organizational form	Representative
Identification code	25642478
Territory code	
Region	Kiev
District	Podol
Postal code	01070
Location	Kiev
Street, building	Prytysko-Mykilska 5
City code and tel. number	044 490-90-00
Fax number	490-90-01
e-mail	vvakht@deloitte.com.ua
www address	www.deloitte.com.cy
Number of license for this kind of activity	001973
Date of License issuing	August 3, 1998
State body that issued the license	Auditing Chamber of Ukraine

Territory code – 3028500000.

INFORMATION ON AUDITORS (AUDITING COMPANIES), WHICH RENDER AUDITING SERVICES TO THE ISSUER

Name	"Deloitte and Tush Ridginal Consulting Services Limited"
Organizational form	Representative
Identification code	21653500
Territory code	-
Region	Cyprus
District	-
Postal code	CY 303
Location	Lymassol
Street, building	Macarios Avenue 256
City code and tel. number	5 749292
Fax number	326010
e-mail	Tmahon@deloitte.com.ua
www address	www.deloitte.com.cy
Number of license for this kind of activity	-
Date of License issuing	-
State body that issued the license	-

Territory code – 8038500000.

Taking info account that "Deloitte and Tush Ridginal Consulting Services Limited" is the representative office of an international organization, in the section Information auditors (auditing companies) which render auditing services to the issuer there is no information on the licences (permit) number for this kind of activity; licence (permit) date of issue; state body that issued the licence; district.

INFORMATION ABOUT JURIDICAL COMPANIES, THAT RENDER JURIDICAL SERVICE TO THE ISSUER

Name	Juridical Company "Magister & Partners"
Organizational form	Society with limited liabilities
Identification code	24942296
Territory code	-
Region	Kiev
District	Moskovski
Postal code	01042
Location	Kiev
Street, building	P. Lumumby 4-B
City code and tel. number	044 252-81-82
Fax number	268-80-18
e-mail	info@magisterandpartners.com
www address	www.magisterandpartners.com
Number of license for this kind of activity	1-4170
Date of License issuing	June, 9, 1998
State body that issued the license	Department of Justice of Ukraine

The information about territory code is absent in section "Information about juridical companies, that render juridical service to the Issue" because such information was not given to the Issuer.

INFORMATION ABOUT JURIDICAL COMPANIES, AUTHORIZED BY THE ISSUER TO REPAY THE INCOME FOR ITS EQUITY

Name	Joint stock bank "Kredit-Dnepr"
Organizational form	Close Joint Stock Society
Identification code	14352406
Territory code	
Region	Dnepropetrovsk
District	Babushkinski
Postal code	49600
Location	Dnepropetrovsk
Street, building	Lenin str. 17
City code and tel. number	0562 32-05-86
Fax number	0562 32-05-86
e-mail	Gara@kdb.dp.ua
www address	www.kreditdnepr.com
Number of license for this kind of activity	70
Date of License issuing	November, 4, 1999
State body that issued the license	National Bank of Ukraine

Territory code – 1210136600

ISSUER'S SECURITIES

Information on shares issue

Date of issue registration	Issue registration number	Name of the issue registrar	Type of shares	Form of issue	Nominal value in hrivna	Number o shares	Total issue value	% of the Authorized Shares Capital
18/04/2001	164/1/01	The State Committee on securities and stock market	Registered shares	Documentary	0.25	53885000	13471250.00	100.00

Information on the issuer's bonds (for every outstanding issue of bonds)

1.Interest-bearing bonds

Date of issue registration	Issue registration number	Name of the issue registrar	Nominal value in hrivna	Number of shares in the issue	Form of issue	Total issue value	Interest rate (%)	Due date for interest	Bonds date of maturity

2.Discount bonds

Date of issue registration	Issue registration number	Name of the issue registrar	Nominal value in hrivna	Number of shares in the issue	Form of issue	Issue total value in nrivnas	Bonds date of maturity

3. Target (interest-free) bonds

Date of issue registration	Issue registration number	Name of the issue registrar	Nominal value in hrivna	Number of shares in the issue	Form of issue	Issue total value in nrivnas	Name of the product (service) the issue is made for	Bonds date of maturity

Information on other securities of the issuer (issue of which is subject to registration)

Date of issue	Type of securities	Volume of issue	Volume of distributed securities on the accounting date (hrivna)	Terms of turnover and maturity

There is no information in section "Information on the issuer's bonds (for each outstanding issue of bonds) about percentage, discount, target (interest-free) bonds because the Company has not issued the bonds.

There is no any information in section "Information on other issuer's securities (which are subject to registration) about percentage, discount, target (interest-free) bonds because the Company has not issued any securities.

Information on issues of the Company's shares

The first issue has been carried out during privatization of the Company by issue of 21 554 000 (twenty one million five hundred fifty four thousand) registered shares with the nominal value of 0,25 hrivna each for the amount of 5 388 500 (five million three hundred eighty eight thousand five hundred) hrivnas.

The first issue of shares has been granted by the certificate No. 2/1/95 dated January 4, 1995 by the Ministry of Finance of Ukraine. Following to requirements of the State committee on securities and stock market to bring to conformity the forms of securities issue to the current legislation, re-registration of the shares issue has been carried out and the Certificate of securities issue registration No. 142/04/1/98 dated July 16, 1998 has been issued by the Dnepropetrovsk territorial management of the State Committee on securities and stock market.

Privatization of Company has been completed (the Order of the Fund of the State-owned property of Ukraine No. 1397 dated December 8, 1997 " On completion of the process of privatization of the OJSC WATT " Nizhnedneprovsky pipe-rolling plant").

Extraordinary meeting of shareholders of the Company which was held on December 26, 2000 has made a decision on additional (second) issue of the shares.

All shareholders of the Company had equal rights to purchase the additional shares in proportion to their part of shares in the Authorized Shares Capital on date of decision-making on the issue of shares.

Subscription to shares of the additional (second) issue has been conducted according to terms of the issue approved by the Extraordinary General Meeting of Shareholders held on 26.12.2000. it was stopped ahead of schedule in connection with the fact that during the subscription the company had achieved the projected volume of the issue - 32 331 000 (thirty two million three hundred thirty one thousand) shares.

The subscription for the Company's shares was realized in two stages:

- During the first stage, the prevailing right of shareholders to purchase the additional shares in proportion to their part in the Authorized Shares Capital on the date of decision-making on the issue of shares was realized;

- During the second stage, the right of other investors to purchase the shares of the additional issue and the right of the existing shareholders to purchase the shares of the additional issue above the number of shares they have the prevailing right to was realized. Thus, during the second stage the shareholders of the Company used their prevailing right to purchase the additional issue shares.

Shares of the additional issue are subject to the turn-over according to the current legislation of Ukraine.

According to requirements of the State committee on securities and the stock market concerning the procedure of the shares and bonds issue registration of the enterprises and information on their issue, the additional (second) issue of shares has been registered and the Certificate of registration of the securities issue (taking into account allowance the last issue) No. 164/1/01 dated April 18, 2001 has been given by the State Committee on securities and stock market.

The additional (second) issue of securities has granted their owners the right that was identical to the rights to the previously issued, thus information below shall be referred to both issues:

Type of shares
Registered.

Series (class) of the shares and rights which their owners enjoy if compared with the rights of other series shares holders
All holders of the shares of these issues have identical rights.

Terms of the given series shares exchange to other shares of the Company
No exchange of the issued shares has been envisaged.

Part of the shares of this series in the structure of the Authorized Shares Capital
100 %.

Rights to receive dividends
The right to receive a part of the profit (dividends) is proportional to the part any shareholder has as the shareholder of the Company on the date of the beginning of dividends payment.

Shares dividends shall be paid to the shareholders once a year depending on the results of the calendar year and in proportion to the number of shares owned by them.

Shares dividend rate (if any) and the cumulative dividend
The rate of shares dividends was not determined. Dividends are not cumulative.

The amount of dividends paid for the last three years to this series of shares

Dividends were not paid in 1999.

In 2000, the Company paid 3 092 000 (three million ninety two thousand) hrivnas of dividends to the shareholders.

In 2001, the Company paid 6 820 000 (six million eight hundred twenty thousand) hrivnas of dividends to the shareholders.

Simultaneously with payment of dividends the withheld tax on dividends was transferred to the budget.

Number of shares necessary for voting at the General Meeting of Shareholders

One share.

Rights of shareholders during liquidation of the Company

The shareholders have the right to receive a part of the Company's property value that is proportional to the nominal cost of the shares of the Company belonging to them according to the current legislation of Ukraine.

Terms of buying out of the Company's shares

At the expense of own means and according to the procedure established by the current legislation and local normative statements of the Company.

Number of shares and the total amount of means spent by the Company to buy out its own shares

Buying out of own shares has not been undertaken.

Information on internal and foreign markets that trade in securities of the Company.

The OJSC "NTZ" was one of first seven Ukrainian enterprises whose securities, according to the decision of the Trade Committee dated September 24, 1997 starting from the 1st of October, 1997 were listed into the First Listing Level of the First Stock Market Trade System (FSMTS).

For the purpose of execution of decisions of the State committee on securities and stock market dated July 6, 1999 No. 141 and December 30, 1998 No. 215 the Company and the subsidiary "Technical center of the FSMTS" have concluded, on September 8, 1999, the Agreement on maintaining the listing. According to the terms and conditions of this Agreement on maintaining the listing the securities of the Company have been included into the list of the FSMTS and allowed to the tenders within the commercial network.

During the financial year, the share of the Company have strongly occupied the "second echelon". But the spread of the shares has been and remains wide.Lately, the tendency of reduction in the number of dealers who work with these shares has been observed. This is one of the reasons that restrains the interest of the portofolio investors to undertake active deals with these securities.

During one year share prices moved up and down, but the whole tendency can be characterized as a fall.

In general, the Company's shares are characterized by the following dynamics: a sharp rise in prices for a short period of time, and then a long and slow fall.

Information on quotations of the registered shares of the Company within the trade system of the FSMTS is shown indicated in Table 1:

Table 1

Information on quotations of the registered shares of the Company
within the trade system of the FSMTS

(The source of information - "Information on quotations on the Company's securities" that can be received by the E-mail of the Company by the trading results within the commercial network of the FSMTS)

	Sale – purchase			
	I- quarter	**II- quarter**	**III- quarter**	**IV- quarter**
2000				
Minimum price (hrivna)	2.60	3.05	2.00	1.00
Maximum price (hrivna)	5.80	4.40	4.00	5.00
2001				
Minimum price (hrivna)	1.00	0.10	0.20	0.25
Maximum price (hrivna)	4.00	5.00	5.00	3.74

Information on the minimum and maximum price that has been fixed in the stock jobbers' deals is given in Table 2:

Table 2:

Information on the minimum and maximum price that has been fixed in the stock jobbers' deals

	Sale – purchase			
	I- quarter	**II- quarter**	**III- quarter**	**IV- quarter**
2000				
Minimum price (hrivna)	0.25	0.25	0.25	0.25
Maximum price (hrivna)	11.00	4.94	18.00	10.00
2001				
Minimum price (hrivna)	0.10	0.01	0.01	0.01
Maximum price (hrivna)	5.00	3.90	2.50	5.50

In 2001, on behalf of the companies " DRAGON CAPITAL " and " Kiev Post " the Company was awarded the honorary diploma which testifies the joining of the shares of the Open Joint-Stock Company " Nizhnedneprovsky pipe-rolling plant" for calculation of the "KP - Dragon Index" as an acknowledgment of the Company as one of the leaders of the Ukrainian stock market and its importance for the economy of Ukraine.

The same year, shares of the Company also joined the index basket of the First Stock Market Trade System (FSMTS - index). Joining to the index testifies that the Company is one of the most liquid on the Ukrainian stock market and is a part of the companies with the greatest market capitalization.

In 1999, in Ukraine, the Company participated, among other five greatest enterprises, in realized of the program of the issue of the American Depositary Bonds (ADB) of the 1st level. The program has been realized together with The Bank of New York.

The ADB program of the 1st level is the simplest and inexpensive ways to the securities market of the USA with shares which already are in the open turn-over. According to the Law of the USA on securities (1934) with changes and additions, the Company is not completely registered with the SEC (Security Exchange Commission), and as a result, its share are not on the board.

The company is free from submitting the regular reports and information to the SEC according to the rule 12g3-2 (b) of the Law of the USA "On stock exchanges" (1934).

The company has used the ADB program of the 1st level to achieve its target - to increase the liquidity of its shares and also to receive maximum real price for the shares, to establish relations with the investors, and to begin to create its own group of the American investors.

The management of the Company understands that this is only the first steps to the American stock market.

Introduction of the 2nd and 3rd level of the ADB program is of more importance, namely: shares joining the listing of the developed countries exchange market with automatic rise in liquidity and attraction of the capital by realization of the additional issues with help of the ADB. But, unfortunately, this is very a very difficult, time-consuming, prolonged and not cheap (1-1.5 million US dollars) procedure that we can not afford now.

BUSINESS DISCRIPTION

Main factors that influence the issuer's activity

Group of factors	Problem description	Degree of influence on the issuer's			What forecasted changes may influence the enterprise
		Insignificant influence	Average influence	Significant influence	
Political	Production and sale of the main products		x		The Company's activity is mainly influenced the pipes and wheels market fluctuations, including: ❑ ***Related to the pipes:*** - Slowly rising rates of the plant's products utilization in the oil-and-gas production и machine-building industries of Ukraine; - quotas for deliveries to the Russian Federation; - drop of oil prices on the world market and related drop of export prices and deliveries to the foreign countries; ❑ ***Related to wheels and tyres:*** - reduced demand in the Company's wheel by the railway car building enterprises of Ukraine; - insignificant export to the Russian Federation. Besides, the Company feels the influence of the following risks: ▪ General deterioration of the economic situation in the country; ▪ changes in the legislation of Ukraine related to taxation of enterprises and changes in the credit-financial policy of the state; ▪ drop in solvency of the Company's products consumers; ▪ inflation processes in the Ukrainian economy; ▪ dependance on exchange fluctuations when fulfilling contracts with foreign partners; ▪ possibility of contract failure by the customers.
Financial and economic	Production and sale of the main products			x	
Production and technological	Production and sale of the main products			x	
Social	Production and sale of the main products	x			
Environmental	Production and sale of the main products	x			

* Put "X" to the appropriate column.

Information on the most influencing competitors of the main products

Name of the products (kind of products)	Competitor's name	Competitor's country	Degree of competition*		
			Insignificant influence	Average influence	Significant influence
Seamless pipes	OJSC "Pivdennotrubny plant"	Ukraine		x	
Seamless pipes	OJSC "Dnepropetrovsk pipe plant"	Ukraine	x		
Seamless pipes	OJSC "Mariupol steel mills named after Illich"	Ukraine	x		
Seamless pipes	OJSC "Pervouralski Novotrubny plant"	Russia		x	
Seamless pipes	OJSC "Sinarsk pipe plant"	Russia			x
Seamless pipes	OJSC "Sversk pipe plant"	Russia			x
Seamless pipes	OJSC "Volzhsky pipe plant"	Russia			x
Seamless pipes	OJSC "Taganrog stell mills"	Russia		x	
Seamless pipes	OJSC "Chelyabinsk pipe plant"	Russia		x	
Electric-welded pipes	OJSC "Pivdennotrubny plant"	Ukraine			x
Electric-welded pipes	OJSC "Mariupol steel mills named after Illich"	Ukraine		x	
Electric-welded pipes	OJSC "Dnepropetrovsk steel mills named after Comintern"	Ukraine			x
Electric-welded pipes	OJSC "Lugansk pipe plant"	Ukraine		x	
Electric-welded pipes	OJSC "Pervouralsky novotrubny plant"	Russia			x
Electric-welded pipes	OJSC "Sinarsk pipe plant"	Russia		x	
Electric-welded pipes	OJSC "Sversk pipe plant"	Russia			x
Electric-welded pipes	OJSC "Taganrog stell mills "	Russia		x	
Electric-welded pipes	OJSC "Chelyabinsk pipe plant"	Russia			x
Electric-welded pipes	OJSC "Borsky pipe plant"	Russia			x
Electric-welded pipes	OJSC "Filit"	Russia			x
Electric-welded pipes	OJSC "Profil -A"	Russia			x
Electric-welded pipes	OJSC "Novosibirsk steel mills"	Russia			x
Electric-welded pipes	OJSC "WEST -MD" – Volgograd pipe plant	Russia			x
Electric-welded pipes	OJSC "Mogilevsk pipe plant"	Russia			x

Name of the products (kind of products)	Competitor's name	Competitor's country	Degree of competition*		
			Insignificant influence	Average influence	Significant influence
Electric-welded pipes	OJSC "Almetjevsk plant"	Russia		x	
Electric-welded pipes	OJSC "Viskunsk steel mills"	Russia		x	
Wheels	OJSC "Nizhnetagil steel mills"	Russia		x	
Wheels	OJSC "Viskunsk steel mills"	Russia		x	
Tyres	OJSC "Nizhnetagil steel mills"	Russia		x	
Tyres	OJSC "Kulebaksky steel mills"	Russia		x	
Ring products	OJSC "Nizhnetagil steel mills"	Russia		x	

* Put "X" to the appropriate column.

Information on the main products (services) manufactured by the issuer

Name of the product (kind of products)	Trade mark	Patent and other means of the products protection (innovations and licence used for the products manufacture)	Product Code (group of products) according to TNZED	Unit of measurement	Production volume in units	Value of the production (current prices) (ths. hrivnas)	Net sale profit (returns) For the accounting period (ths. hrivna)
Solid wheels	OJSC «NTZ»	-	860719180	Ton	78170.0	222065.9	222969.3
Pipeline pipes нафто-	OJSC «NTZ»	-	730439930	Ton	200688.0	327478.8	332319.4
Casing pipes	OJSC «NTZ»	-	730420910	Ton	174540.0	376191.7	373000.3
Hot-rolled pipe	OJSC «NTZ»	-	730439910	Ton	85663.0	128201.4	130288.7
Other goods (services):						279402.2	294134.3
					Total:	1333340.0	1352712.0

Information on the raw materials base and the main features of the issuer's products (services) consumers and distribution of consumers over Ukrainian regions and on foreign markets

Name of the product (kind of products)	Raw materials base for production (Ukraine, CIS countries, foreign countries)	Share in the total sales volume (sales territory) in %		
		Ukraine	CIS countries and Baltic states	Foreign countries
Cold-shaped bearing pipes	Ukraine, Russia	63.70	32.60	3.70
Hot-shaped bearing pipes	Ukraine, Russia	82.80	17.00	0.20
Cold-drawn pipe of general purpose	Billets produced at the plant	48.10	32.70	19.20
Hot-shaped pipes	Billets produced at the plant	17.90	42.10	40.00
Casing pipes	Billets produced at the plant	21.90	68.80	9.30
Drill pipes	Billets produced at the plant	81.00	19.00	0.00
High-pressure boiler pipes	Billets produced at the plant	43.20	56.80	0.00
Lifting pipes	Billets produced at the plant	4.10	95.50	0.40
Electric-welded pipes	Ukraine	77.30	12.30	10.40
Water-gas pipes	Ukraine	85.70	5.50	8.80
Solid wheels	Billets produced at the plant	50.50	9.20	40.30
Tyres and rings	Billets produced at the plant aa in Russia	42.40	3.30	54.30
	TOTAL:	303.20	182.60	114.20

INFORMATION ABOUT PROPERTY CONDITION AND FINANCIAL AND ECONOMIC ACTIVITY OF THE ISSUER

Information about fixed assets (according depreciated cost)

Fixed assets	Own fixed assets(thnd. UAH)		Leased fixed assets(thnd. UAH)		Total fixed assets(thnd. UAH)	
	Beginning of the period	End of the period	Beginning of the period	End of the period	Beginning of the period	End of the period
1. Production	424229.0	406032.0			424229.0	406032.0
- buildings and constructions	246506.0	238454.0			246506.0	238454.0
- techniques and equipment	152308.0	145131.0			152308.0	145131.0
- transport means	7414.0	6884.0			7414.0	6884.0
- other	18001.0	15563.0			18001.0	15563.0
2. Non-production	10540.0	10639.0			10540.0	10639.0
- buildings and constructions	4673.0	1613.0			4673.0	1613.0
- techniques and equipment	1554.0	1340.0			1554.0	1340.0
- transport means						
- other	4313.0	7686.0			4313.0	7686.0
Total:	434769.0	416671.0			434769.0	416671.0
Explanation:	Deterioration level of fixed assets is 62..3%					

Information about liability of the Issuer

Liability type	Date of arising	Unpaid debt part (ths. UAH)	Rate for funds usage (yearly %)	Date of repayment
Bank credits	x	19487.0	x	x
Including: Credit line No KL-2706/630011748	27/06/2001	131.0	35.00	27/06/2004
Credit line No 1/1-USD/186v-02-00	12/05/2001	4317.0	14.00	14/05/2002
Credit line No 140801L/630011785	14/08/2001	5033.0	14.00	14/08/2003
Credit line No 92-CI/63000195	14/08/2000	5523.0	8.00	14/08/2002
Credit line No 19/1-040/2001/63001134	22/05/2001	4483.0	9.00	04/02/2002
Equity liabilities	x	16512.0	x	x
Including: For bonds (for each emission)	x		x	x
For bills of credit (totally)	x	16512.0	x	x
For financial investments in corporate rights (for each type)	x	x	x	x
Tax liabilities	x	3654.0	x	x
Financial help on returning base	x	6333.0	x	x
Other liabilities	x	95820.0	x	x
Totally	x	141806.0	x	x

Information about written off bad debts (for commercial banks)

Debts according fulfillment features	Amount (thousand UAH)
INTERBANK MARKET	
1. Credits and finance leasing, given guarantees and deposits	
NONBANK MARKET (2+3+4)	
2. Credits given the state bodies	
3. Credits given by economic activity agents	
4. Credits given by natural persons	
Total amount of written off bad debts (1+2+3+4)	

Information about fixed assets owned by the Society

Primary cost of fixed assets for the state of 01.01.2002 was 1 093 539 thousand UAH. During the year the Society purchased fixed assets for the amount of 25 952 thousand UAH, and objects of fixed assets quitted the number of fixed assets for the amount of 14 085 thousand UAH. As a result, for the period of 01.01.2002 primary (re-estimated) cost of fixed assets reached 1 105 406 thousand UAH.

According the state for 01.01.2002, the main place in the structure of fixed assets is occupied by the following groups:

Machines and equipment – 50.8 %; buildings, constructions and transmission devices- 43.0 %.

Main pointer of production fixed assets usage is yield of capital investments, which reflects the number of produced goods in calculation for one hrivna of average yearly cost of main fixed assets.

Level of production capacities usage for the reported period reached:

- according steel production – 110.6 %;
- according production of whole -rolled railway wheels – 79.2 %;
- according production of railway rims and ring goods – 35.2 %;
- according production of EAW pipes – 50.3 %;
- according production of steel pipes from the ingots – 116.6 %;
- according production of steel pipes from own ingots – 170.6 %.

Information about production assets that Society rents:

Open Joint Stock Society "Nizhnedneprovski Pipe Rolling Plant" and JSC "Metallurgremont" made leasing contract №10/99/630990617 dated May 7 1999. Amount of leased object is 64 000 UAH.

According the contract, the Society accepts a part of nonresidential premises (administrative building) in temporary use, which is used now for organization of working places for managing staff of production complexes.

Leasing term is one year from the moment of leased object acceptance. And, in accordance with contract terms and conditions, it was prolonged for one more year.

Rent is paid as non-cash amount to current account of CJSC "Mrtallurgremont" on the terms of prepayment and not later that 10th of each current month.

After expiring date, leased object is to be passed back within 10 days from the moment of expiration date.

BUSINESS DESCRIPTION

(Text Section)

Brief History of Venture

The Plant was established in 1891 based upon "France – Russian Workshops". Its first owners were French citizens, though economic crises getting mature in Russia forced them to cancel business. K. Gnatke, the German employer was the next owner of the Plant.

In 1911-1913 a tube rolling shop was launched employing two mills, i.e. the BRIDE and a pilger mill.

By a special decree issue by the Soviet Power the Plant was nationalized in January, 1918.

New manufacturing facilities were introduced in 1931 through 1935.

The Plant was completely ruined during the World War II. Its rehabilitation started in 1943 and in 1948 the Plant was operating at its full power.

In 1956 an electric welded tube manufacturing shop was constructed and in 1962 a bearing tube production started. A pilger mill shop, the largest in Europe, was launched for regular routine guided by the Hungarian experts in 1968. In 1972 a new wheel rolling line was established and in 1988 a tire wheel shop was launched.

The Plant registered its trademark in 1970. The logo included «НТЗ» letters representing abbreviated name of the Plant. The registration completed, the logo arrived at any Plant production, widely known worldwide nowadays for all the clients.

September, 10 1989 welcome the "Nizhnedneprovskiy Tube Rolling Plant named after Karl Libkneht" established as a leased venture as based on voluntary grounds. According to the legislation of Ukraine Provisions of a Lease were newly furnished as contracted with the State Property Fund of Ukraine in January 1993.

By reorganization of the "Nizhnedneprovskiy Tube Rolling Plant named after Karl Libkneht" leased venture the "Nizhnedneprovskiy Tube Rolling Plant Opened Joint-Stock Association" was formed on December, 28 1994.

Starting from 1992 and to enhance a competitive ability systematic certification of products was undertaken on the constant basis, as well as maintenance of quality management systems and conformance surety thereof in compliance with international standard requirements. Currently, the Plant is awarded to the international standards of the Quality System according to EN ISO 9002; 1994; API Q 1, AAR-A103 Standards, as well as certificates for products manufactured as based upon according to European and the USA Standards.

Wheel and wheel tire manufacturing know-hows were patented by the Plant in April and July 1994.

In October, 1994 the Plant appeared to be the only CIS venture to obtain the American Petroleum Institute Certificate empowering to manufacture oil range tubes resulting in the shop No 4 and the shop No 5 products were certified to manufacture compressor and casing tubes.

Steel degassing technology and secondary treatment at a vacuum ladle facility for railway wheels was introduced in the open hearth shop in 1996 permitting to reduce gas saturation and to enhance the quality of steel and wheels due to reducing the phosphorus up to 0.02% and the sulfur up to 0.015%, which in its turn enabled to increase competitive ability of the railway wheels manufactured by the Plant.

In 1996-1998 a gas cleaning complex outside of the open hearth furnaces was launched and successful efforts were made to mount high capacity waste heat boilers using gas heat emitted by the open hearth furnaces that permitted to turn out boilers fed by fuel.

In 1997 the Plant set a rebuild program going supported by the JEAN-PAUL CALMES CONSULTANTS, Switzerland international consulting company.

The manufacturing facility rebuild provides for operative planning and management efficiency enhancing and to enjoy high quality product manufacture amount increase, as well as to introduce grace conditions for investments into the manufacturing facilities.

A new manufacturing line, i.e. a cast tube tools shop (guides and mandrels) was established in the steel shape foundry shop. The Plant was granted the Quality Certificate giving powers to effect deliveries of wheels for the London Tube.

Starting from July, 01 1999 the Plant participated in a business experiment embracing a number of mine and metallurgic ventures of Ukraine. Thanking to the experiment the Plant increased the output amounts and profitability, decreased barter volumes and enrich floating fund amounts owing to privileged system of taxation.

Special attention is paid by the Plant to social matters, including establishing of the optimal management structure and efficient system of the labor remuneration; regular wage payments; improvement of the labor conditions and provision of cultural, domestic, health care and health enhancement services that are the foundation of the economic growth stabilization.

In 1997 the Plant medical insurance fund regulations were adopted. Right after medical insurance a pension insurance system was introduced at the Plant. The women labor conditions were also facilitated.

Currently the Plant appears to be a contemporary venture being one of the largest in Ukraine in its industry. It is furnished with up-to-date equipment, technologies and facilities to ensure and monitor quality of steel tubes, wheels, tires, ring articles, etc. For certain types of products the enterprise is unique within Ukraine.

Issuer Organization Structure Data.

The Company turns to be an aggregate of basic shops united by deeply interlaced system of technologic, economic and communication links. Management organization structure functioning at the Company provides for centralization of functional links ensuring smooth performance of the basic shops. In these conditions each functional service represents a dynamic structural unit provided with personnel of corresponding qualification and necessary financial resources giving opportunity for performance maneuver and to use functional duties of centralized servicing of all basic shops as a single manufacturing unit properly.

The Company includes six manufacturing shops comprising the tube rolling shops No 1, 3, 4, and 5, the tube electric welding shop, the wheel rolling shop, the open hearth furnace shop, 13 auxiliary shops, properly equipped research facilities that include six Plant laboratories, five management offices, the repair and maintenance complex for the purposes of the Plant subdivisions, mighty intellectual potential represented by the Plant management office, a recreation center, a palace of culture, a swimming pool, a sports ground and an ambulance stocked with the latest medical equipment.

Functions of the basic shops are as below:

- the tube rolling shop No 1 (TRS No 1) manufactures tubes of oil production range, drill pipes and seamless steel pipes for pipelines;
- the tube electric welding shop No 2 (TRS No 2) manufactures electric welded tubes of general purposes, water and gas supply tubes and shaped pipes;
- the tube rolling shop No 3 (TRS No 3) manufactures hot rolled tubes made of carbon steel, cold rolled tubes made of carbon steel and cold drawn tubes;
- the tube rolling shop No 4 (TRS No 4) manufactures tubes of oil production range, casing tubes with couplings and high pressure boiler tubes;
- the tube rolling shop No 5 (TRS No 5) manufactures hot rolled tubes, casing and tubing pipes, both threaded and plain end;
- the wheel rolling shop (WRS) produces solid wheels and tires for locomotives and narrow gauge tram wheels, as well as ring articles.

The Company includes the open hearth furnace shop to cover own needs in smelted metal. Steel smelting within the Plant gives opportunities for direct quality control thereof and to be more flexible when selecting the grades of steel required for performing urgent orders for variety of products.

The open hearth furnace shop produces smelted steel to manufacture tubes by the tube rolling shops No 1 and No 4 and to produce wheels, ring articles and tires by the wheel rolling shop.

The manufacturing shops, the open hearth furnace shop and the drop-hammer shop are directly guided by the Director of Production.

To support performances of the basic shops and other structural subdivisions thirteen auxiliary shops function, including the drop-hammer shop, the steel shape foundry shop, the metallurgy furnace repair shop, the metallurgy and tube rolling equipment repair shop, the trucking shop, the railway shop, the mechanic shop, the mechanic repair shop, the repair and construction shop, the thermal power shop, the electric power shop, the control measuring equipment and automatic facility shop and the plant traffic alarm control and communication shop.

Functions of the auxiliary shops are, as below:

- the drop-hammer shop supplies the open hearth furnace and the steel shape foundry shops with scrap metal;
- the steel shape foundry shop produces cast iron and steel moldings;
- the metallurgy furnace repair shop effects maintenance of the open hearth and heating furnaces located in the shops;
- the metallurgy and tube rolling equipment repair shop repairs the Plant shop equipment;
- the trucking shop performs haulage of raw materials and supplies by trucks for all subdivisions of the Plant;
- the railway shop performs transportation of the raw materials and ready articles by rails for any Plant shop;
- the mechanic shop produces spare and wear parts and units in compliance with the Plant shop orders;
- the mechanic repair shop produces tools and spare and wear parts for the Plant shops and repairs aforesaid items;
- the repair and construction shop effects repair and construction jobs of rooms, premises, sidewalks and roads and manufactures wooden articles for the shop needs and construction purposes;
- the thermal power shop provides gas, fuel oil, compressed air, water for the shops and repairs dependent equipment;
- the electric shop provides electric power to all Plant subdivisions and performs any repairs of dependent electric equipment, power networks and cables;

- the control measuring equipment and automatic facility shop performs servicing and maintenance of the control and inspection equipment and automatic facilities located elsewhere within the shops;
- the plant traffic alarm control and communication shop delivers means of communication and fire alarm systems to all Plant subdivisions and effects maintenance and repairs thereof.

Below listed are also included into the Company structure, i.e.

- information and calculating center;
- chief certification service;
- five management offices, i.e. the chief power supply manager office, the labor safety management office, the accident prevention and environment protection office, legal department, financial department and quality control department;
- group registration bureaus;
- sections for stock storing and the Plant personnel supplies;
- the central Plant laboratory, the central automatic and mechanic facility laboratory, the technical sanitary laboratory, the waters and air safety protection laboratory, the welding laboratory and the electric engineering laboratory;
- the civil defense headquarters;
- these are divisions included into the Plant management structure, i.e. the economic safety service, the department military squad, the chief accountant office, the business inspection department, the personnel engagement and training department, the labor and wages department, the economic and planning department, the production department, the engineering department, the department to solve customs matters, the promotion and presentation protocol department, the shipment department, the delivery and haulage department, the tube sales department, the wheel sales department, the department for engineering expertise and corporate interactions, the material support department, the fuel and power supply department, the cast iron, strip and billet procurement department, the capital construction department, the control and weighing department, the administrative department, the scrap storage and waste disposal department, the designing department, the investment department, the tax planning department, the personnel department, the labor safety department, the environment safety department, and the engineering audit department;

Non-manufacturing departments are also included into the Company structure, i.e.

- the health care and health sanative complex;
- the kindergartens;
- the farm;
- the housing and utilities services;
- the "Pridneprovskiy Metallurg" newspaper editing office;
- the "Metallurg" palace of culture;
- the food stuff facilities;
- the trading company.

The Company has no subsidiaries, affiliations or representative offices authorized to trade the Company products.

Below are alterations taking place in 2001 within the Company organization and management structures, i.e.

- the ring and tire production shop has been included into the wheel rolling shop structure;

That was linked with lack of orders for the ring and tire products and poor profitability of the shop.

- the legal office was established comprised of the legal department, the corporate power department and the department of contracts;

That was made aiming to enhance efficiency of legal performances of the Company and to centralize the legal and contractual efforts thereof, as well as deals with shareholders.

- the institution of development was formed;

The institution was established aiming to speed up engineering re-equipment and introduction of updated steel melting, rolling and tube production know-hows in the Company shops.

- the engineering audit department was established;

The engineering audit department shall ensure a reliable checking of the quality control system performances.

- the management systems were revised;

(a) by the department to solve customs matters resulting in firing of seven employees enrolled into the staff list;

(b) by the material support department resulting in firing of two employees enrolled into the staff list.

- as based upon a decision made by the Company Board and the Company Supervisory Council and aiming to improve the Company management pattern and to enhance the efficiency of the organization structure performances below alterations were made, i.e.

(a) the financial office was established in the financial and import/export operation execution departments stead;

(b) the manufacturing facilities No 1, No 2, No 3, the reformation center, the marketing department, the external relations department, the balance and order execution department, the promotional and analysis department, the scrap storing department, and the oil product and power resource procurement department were cancelled;

(c) the Company management structure was enriched when the scrap storing and waste disposal department, the fuel and power resource supply department, the balance department, the wheel and tire sales department, the engineering expertise of orders and engineering interaction department, the shipment management department, the promotion and representation protocol department and the trucking department were incorporated thereto;

- due to as aforesaid, certain new personnel positions were introduced and/or renamed.

Above alterations introduced into the Company organization structure gave opportunity to maintain the vertical integrity of management and to reduce the number of hierarchy levels and links connecting systems of the same level.

Description of Accounting Policy Selected.

The Company financial statements were made in compliance to the Accounting and Financial Reporting Act of Ukraine dated July, 16 1999 No 996-XIV valid from 01.01.2000 and adopted Regulations of Accounting.

Determination and Depreciation of Tangible and Intangible Assets.

The tangible assets are represented in the Statement according to real expenses incurred to procure, deliver, mounting, construct and manufacture thereof, certain compulsory extra evaluations stipulated by the Ministry Cabinet of Ukraine starting from 1992 and due to inflation provided. The Ukrainian accounting data do not permit to establish a historic prime cost of the tangible assets or true cost thereof (an actual market value), as demanded by the international accounting standards. The balance cost indexing of the tangible assets made in compliance with procedures and indices stipulated by the State bodies. Indices compulsory for each and every enterprise introduced by the Ministry of Statistics failed to establish a balance value of the tangible asset articles in conformity with their actual market cost.

The tangible assets include costs incurred to complete major repairs accredited to a cost of a corresponding object, subsequent depreciation thereof regarded.

The tangible assets incorporate also the costs incurred to cover major repairs completed and attributed to expenses linked with the object in question, further depreciation considered.

The tangible asset depreciation is charged in compliance with the tax legislation of Ukraine. Before 01.07.1997 the depreciation was charged straightforwardly and according to common state norms. Starting from 01.07.1997 the tangible assets are charged according to a method of lessening of remainders foreseen by the tax legislation of Ukraine. The term during which the depreciation is charged according to the methods and norms established by the state is increased and sometimes is increased significantly as compared with the term of useful enjoying of the assets.

The term to depreciate intangible assets is determined by the term of their useful life, though not over 10 years. The depreciation is charged by the straightforward method.

Investments.

Short-term investments in the Company assets are reflected by either the prime cost or the market value, depending on which valuation is lesser.

The long-term investments evaluated according to the prime cost thereof in cases when the Company enjoys insignificant part of votes have no essential influence on the object of investments.

Stocks.

The stocks include raw materials, procured semi-finished products, fuels, spare and wear parts, incomplete manufacturing facilities, packing materials, ready articles, goods to be resold, quickly worn items of low cost in warehouses.

The stocks are kept in books according to their prime cost. The prime cost of the stocks includes procurement expenses and their deliveries for processing. To calculate the prime cost of the sold products the method of average prime cost accounting is used. Procured goods flow is performed with regard to prices of the goods stored at the Company warehouses and retail deals are effected as per sales prices.

The price for incomplete manufacturing facilities includes direct costs and manufacturing overheads.

The finished goods are presented as per the manufacturing prime cost.

Material stocks having no liquidation value are disregarded as the assets.

Determination of Cash.

Cash amounts include sums of money at a cash desk and current accounts.

Foreign currency amounts are converted as per the exchange rate valid as of 01.01.2002.

Accounts receivable.

The accounts receivable are defined according to the actual cost, i.e. less doubtful debts evaluated. Bad debt consideration is effected in a period when the Company managers determine the debts to be bad.

Other accounts receivable include the debts irrespective to sales of products and rendering of services.

Determination of Income.

The product sales incomes are determined in compliance with a method of charging when the products are shipped. The incomes are reduced for sums of returns of products to buyers.

Incomes gained from rendering of services are reflected in the books when the services are provided.

Taxes.

The income tax expenses include taxes calculated in compliance with valid legal codes of Ukraine within a period in question.

Research and Elaboration Costs.

The Company recognizes research and elaboration costs as the costs of a time period, if these costs do not result in business profits in future.

Main Types of Goods or Services Produced or Rendered by Issuer.

The main performance line of the Company is manufacturing and sales of steel tubes and solid wheels and tires.

The main products are:

- hot deformed seamless steel tubes;
- casings and couplings thereto;
- tubing and couplings thereto;
- cold deformed seamless steel tubes for general purposes, as well as those of high precision and specially high precision;
- bearing tubes;
- water and gas line and shaped electric welded steel tubes with longitudinal weld;
- solid rolled railroad wheels;
- railroad tires;
- rectangle and compound section ring articles of carbon and alloy steel grades.

The steel produced by the open hearth furnace shop is chiefly used for the Plant consumption.

Up-to-date technologies and equipment and the product quality control and test system ensure deliveries of the tubes according to customer requirements completely meeting requirements of the national and international standards (API 5L, API 5CT, DIN, EN, ASTM, NFA). Certificates of Conformance were obtained from the American Petroleum Institute (API) for oil pipe line, casing and tubing pipes. For the railroad wheels the Certificate of Conformance was obtained from United German Railroads (Deutsche Bahn AG).

Apart from above, supervisory audit checks by various certification bodies of Ukraine, Russia and German to confirm certificates issued earlier were made.

The Company is the leading enterprise of Ukraine, when steel tube and wheel exports outside CIS countries is considered. The oil production range tubes, i.e. those intended for oil pipelines, casing, tubing, generally purposed hot deformed, electric welded tubes for general applications and water and gas line pipes have found the best market.

Also the Company renders industrial services.

Profitability Decrease/Increase Tendency
for Individual Businesses and Reasons Thereof.

Net income or earnings made of sales of the tubes, wheels and tires appear to be of the most role within the entire net income or earnings made of the product sales. As of 2001 the net income or earnings made of the product sales comprised UAH 1,352,558 evidencing an increase of 2.4% as compared with 2000 due to alterations undertaken towards the increase of production and sales of casings being more expensive.

Main Sales Markets and Primary Customers.

The primary customers of the Company products are oil and gas production, mechanic engineering and construction, railway companies, etc. The Company product delivery geography includes the domestic market of Ukraine, CIS and international markets. As for 2001 consumption rates of the Company products constituted 26.2% for Ukraine, 49.6% for CIS countries and 24.2% for international markets.

Russian markets amounting to 41.1% may be highlighted as compared with CIS regional consumers and Kazakhstan and Uzbekistan CIS regions, 4.94% and 1.8%, correspondingly, may also be mentioned.

Main customers for tubing, casing and hot deformed pipes are

- **Russia:** TURBOOPTTORG, Association Limited; SINCLIT Association Limited; INTERRESURS, Closed Joint-Stock Company; INPROM, Closed Joint-Stock Company; MORION, Association Limited; and SOUTH-RUSSIAN TRADE FORWARDING COMPANY;
- **Azerbaijan:** KARASU OPERATING COMPANY Firm; MTC Management Board Center to sea oil and gas production;
- **Kazakhstan:** NADRA-SERVICE, Association Limited; BERKUT, Association Limited;

The oil range tube buyers are large companies busy in prospecting, production, processing and transportation of oil products, i.e.

- **Kazakhstan:** UZENMUNIYGAS, Opened Joint-Stock Company.
- **Uzbekistan:** ZHANUBGASKURILISH, Opened Joint-Stock Company, PTO and DOVARTA-BAZARSKA Base, UZBURNAFTOGAS, ANDIZHAN BNK, Opened Joint-Stock Company and ASKINSKIY Base, Mining and Metallurgic Integrated Works, NAVOYISKIY Mining and Metallurgic Integrated Works.

Sales Channels and Methods Used by the Company.

The Company products are delivered to the customers directly, as well as via metal product traders.

Aiming to promote the Company products at sales markets and to grade up the enterprise corporate image the "NTZ" Opened Joint-Stock Company advertisement program was developed and effected by the Company Commercial Office targeted to Ukraine, Russia and CIS countries in 2001.

Advertisement campaign using mass media, including Internet is maintained.

Raw Material Sources and Availability. Price Movements.

Cast iron, round billets, tube strips, ferroalloys, refractory materials and metal scrap are the main raw materials for the Company.

In 2001 the Company was supplied with the round billets produced by the MMZ ISTIL, Closed Joint-Stock Company, OSKOLSKIY ELECTROMETALLURGY INTEGRATED WORKS, Opened Joint-Stock Company and DSS Opened Joint-Stock Company.

During the year prices for the round billets remained stable comprising UAH 1 000 per 1 ton, VAT included.

The Company was supplied by the tube strips produced by the MARIUPOL Metallurgic Integrated Works named after Illyich, Opened Joint-Stock Company and by the ZAPOROZHSTAL, Opened Joint-Stock Company. No significant changes for the tube strips were experienced remaining at the level of UAH 1 200 per 1 ton, VAT included during the year.

In 2001 the Company was supplied by the cast iron produced by the ZAPOROZHSTAL, Opened Joint-Stock Company, the DNEPROPETROVSKIY Metallurgic Plant named after Petrovskiy, the MARIUPOL Metallurgic Integrated Works named after Illyich, the ALCHEVSK Metallurgic Integrated Works, Opened Joint-Stock Company, the NOVOLIPETSK Metallurgic Integrated Works, Opened Joint-Stock Company and the TULACHERMET, Opened Joint-Stock Company and Joint Venture.

Prices for the cast iron remained stable within the year comprising UAH 670 per 1 ton, VAT included.

Below provided are the data concerning prices for ferroalloys and refractory materials in the year in question, i.e.

Ferroalloys, UAH/ton, VAT included		January, 2001	July, 2001	December, 2001
NIKOPOL Ferroalloy Plant, Opened Joint-Stock Company	SiMn 17	29,824	3,012.4	2,951.4
ZAPOROZHSKIY Ferroalloy Plant, Opened Joint-Stock Company	SiMn 17 FeSi 65%	1,950 2,160	1,950 2,160	1,950 2,160
STAKHANOVSKIY Ferroalloy Plant, Opened Joint-Stock Company	FeSi 65%	2,225.4	2,195	2,474.2

Refractory Materials, UAH/ton, VAT excluded		January, 2001	July, 2001	December, 2001
KRASNOARMEYSK Silica Refractory Plant, Opened Joint-Stock Company	D-5	247	238	247
ZAPOROZHVOGNETRIV, Opened Joint-Stock Company	PHC KU- 13	740 324	1342 360	740 389

CHASOVOYARSKIY Refractory Integrated Works, Opened Joint-Stock Company	SHN 38 № 10	274	310	274
BILOKAMYANSKIY Refractory Integrated Works, Opened Joint-Stock Company	MCSC 72 № 13	2400	2300	2400

Refractory Materials, UAH/ton, VAT excluded		January, 2001	July, 2001	December, 2001
KONDRATIVSKIY Refractory Integrated Works, Opened Joint-Stock Company	C8 pouring gate siphon C85x300	252 594	250 360	252 362
MAGNEZIT Plant	PHC-1 MG-1	USD 470 USD 438	1340 1520	USD 470 USD 438

Development Peculiarities of Industry where Issuer is Performing.

The industry where the Company is performing may be characterized as an economic crises and stagnation of production in all branches because of lack of circulating assets of possible users of the Company products.

This condition of the tube rolling industry is caused by several reasons, i.e.

- insufficient amounts of the circulating funds;
- shortage of round billets and tube strips which are to a great extent exported by manufacturers of these products;
- instability of the power production market;
- antidumping investigations by the European Committee.

Manufacturing amounts have no seasonal alterations and certain decrease of production volumes in December and January may be explained by reduction of business performances of intermediary bodies because of accounting and reporting activities at the end of a year in question.

Competition within Industry. Features of Products/Services of Issuer.

During the year the Company endeavored to maintain its positions at the sales markets of CIS countries and at the international markets facing strict competition of the Russian tube manufacturers, introduction of quota on tube deliveries to Russian Federation and antidumping process in the EC states.

The Nizhnedneprovskiy Tube Rolling Plant, Opened Joint-Stock Company has no competitors within Ukraine producing the railroad wheels and tires, the casing and the tubing pipes of the oil production range and the seamless tubes for pipelines because of its monopoly for above product types.

For certain dimension types of tubes the competitors for the Plant in Ukraine are the Dnipropetrovskiy Tube Production Plant, Opened Joint-Stock Company, Dnepropetrovsk, the Nikopolskiy Southern Tube Production Plant, Opened joint-Stock Company, Nikopol, the Dnipropetrovskiy Metallurgic Plant named after Komintern, Opened Joint-Stock Company, Dnepropetrovsk, the Mariupol Metallurgic Integrated Works named after Illych, Opened Joint-Stock Company, Mariupol and Luganskiy Tube Production Plant, Opened Joint-Stock Company, Lugansk.

The main competitors in Russia are the Pervouralskiy Novotrubniy Plant, Opened Joint-Stock Company, Pervouralsk, the Sinarskiy Tube Production Plant, Opened Joint-Stock Company, Kamensk-Uralskiy, the Siverskiy Tube Production Plant, Opened Joint-Stock Company, Polivske, the Taganrog Metallurgic Plant, Opened Joint-Stock Company, Taganrog and the Volzhskiy Tube Production Plant, Opened Joint-Stock Company, Volzhskiy.

Essential Problems Influencing Issuer Performances.

Foreign economic situation and the state tax policy considerably influence the Company performances and all enterprises busy in the tube production industry. The Company activities undertaken in conditions of economic experiment taking place at a number of enterprises of the mining and metallurgic industry of Ukraine may be an example to aforesaid. Due to the experiment the Company decreased the level of barter operations and enlarged the circulating funds owing to favorable system of taxation.

On the other hand, strict competition at domestic and international markets obliges the Company to update the product manufacturing technology enhancing quality and decreasing expenses and introducing especially marketable product types on continuous basis.

Essential factors that may influence the Company activities are

- alterations to customs and tax legislation of Ukraine and CIS concerning export issues;

- alteration of demand at main sales markets of CIS states. Experience proves that the Company business is affected by cyclic fluctuations and depends greatly on general economic situation, certitude and incomes of the customers, level of demand for the Company products, availability of funding resources and loan values.

Level of Dependency on Legal and Business Restrictions.

Ukrainian domestic antimonopoly legislation significantly limits the Company opportunities to exert any pressure on a buyer, including a denial to produce monopoly types of products or a change in finished rolled stock and tubes range.

Opportunities to differentiate and to alter wholesale delivery prices for industrial products towards increase thereof irrespectively to cost levels incurred are substantially limited.

Due to enactment of the Law of Ukraine titled as "Further Development of Mining and Metallurgic Industries" dated January, 17 2002 legal and business provisions were established to stimulate investment and innovation efforts and to launch new types of products and to enhance competitive capability of ventures.

The Company faces limitations in exporting of the tubes to the EC states and to Russian Federation.

In compliance with the EC Regulation No 384/96 and the EC Amendment No 1905/98 the Company was allotted the annual quota amounting to 19 500 tons for

- iron or unalloyed steel seamless tube of the type used in the oil and gas production industry, which outside diameter does not exceed 406.4 mm (TNZED 7304101000 and 7304103000 codes);
- iron or unalloyed steel round section seamless tubes, either hot rolled or cold drawn, except for precise tubes (TNZED 7304319900 code);
- other iron or unalloyed round section tubes, except for threaded tubes and tubes for threading, outside diameter shall not exceed 406.4 mm (TNZED 7304399100 and 73043899300 codes).

When delivering tubes exceeding the quota a duty amounting to 38.5% shall be paid and indicative prices shall be used.

On May, 01 2001 the quota to deliver tubes of ferrous metals classified according to TNZED 7304, 7305 (except for 7305110001) and 7306 codes to be licensed on obligatory basis to Russian Federation was introduced.

Under the Decree of the Ministry Cabinet of Ukraine No 408 dated May, 06 2001 the quota to deliver tubes to Russian Federation from May, 01 2001 through December, 31 2001 amounting to 148 732 tons was introduced and under the Decree of the Ministry Cabinet of Ukraine No 48 dated January, 15 2002 the quota to deliver tubes to Russian Federation from January, 01 2002 through December, 31 2002 amounting to 223 100 tons was adopted.

Cases When Fines and Indemnities for Violation of Legal Codes were Paid.

The Company performs businesses as based upon and in compliance with valid legal codes and practices of Ukraine and according to the Statute.

The Company performs foreign trade operations as a subject of the foreign trade activities and in compliance with goals and within objectives of its operations.

According to business operation totals for 2001 fines and indemnities imposed for violations of valid legal acts amounting to UAH 1 412 thousand were paid.

Because of untimely settlements the fine amounting to UAH 1 144 thousand or 0,81% from the total amount was paid owing to violations of settlement discipline.

Penalties amounting to UAH 59 thousand or 0,04% were paid for environment pollution.

UAH 177 thousand or 0,12% were paid to the Railway Administration owing to a failure to comply with the plan of transportation.

Penalties amounting to UAH 32 thousand or 0,02% were paid for violation of labor safety standard acts and industrial injuries in compliance with the Instruction titled as "Procedure to Impose Penalties on Enterprises for Labor Safety Standard Acts" No 71-A dated July, 25 1994.

Business Funding Policy.

As of 01.01.2001 the structure of the Company Capital comprised 73.5% of owned stocks, 26.5% of liabilities and 85.8% and 14.2% as of 01.01.2002, correspondingly.

In 2001 an additional issue of ordinary registered shares amounting to 32 331 000 (say, thirty two million three hundred thirty one thousand) with a nominal value of UAH 0,25 each. The total sum of money obtained due to the issue was UAH 44 574 000 (say, forty four million five hundred seventy four thousand). The shares were distributed as UAH 8 082 000 (say, eight million eighty two thousand) were directed to increase the Authorized Capital and UAH 36 615 000 (say, thirty six million six hundred fifteen thousand) to supplement the additional capital.

In 2001 UAH 47 492 000 (say, forty seven million four hundred ninety two thousand) were assigned for engineering updating purposes, including UAH 36 615 000 (say, thirty six million six hundred fifteen thousand) gained from the share issue and UAH 11 000 000 (say, eleven million) obtained from own incomes.

In compliance with the General Meeting of the Company Shareholders convened on March, 29 2001 dividends in the year in question were paid off based on performance results enjoyed in 2000 amounting to UAH 6 820 000 (say, six million eight hundred twenty thousand) and UAH 3 777 000 (say, three million seven hundred seventy seven thousand) for the reserve capital charged extra. A part of income amounting to UAH 41 364 000 (say, forty one million three hundred sixty four thousand) was assigned to complement own circulating funds according to the Act of Ukraine titled as "Economic Experiment in Mining and Metallurgic Industries".

Own Capital Structure, UAH thousand

	as of 01.01.01	as of 01.01.02	changes in 2001
Authorized Capital	5389,00	13471,00	8,082,00
Additional invested capital	0,00	36615,00	36615,00
Other investment capital	494298,00	533245,00	38947,00
Reserve capital	10198,00	13975,00	3777,00
Undistributed incomes	119636,00	245359,00	125723,00
Unpaid capital	0,00	-123,00	-123,00
Total:	**629521,00**	**842542,00**	**213021,00**

Thus, the Company own capital was increased in 2001 for UAH 213,0 thousand standing UAH 842 542 thousand as of 01.01.2002. This permitted to enhance financial independence and reliability of the Company reflected in dynamics of below coefficients, i.e.

No	Coefficients	Standard	01.01.2001	01.01.2002
1	Autonomy coefficient	0.5, not less	0.7358	0.8585
2	Liability coefficient	0.5, not over	0.3591	0.1649
3	Mobility coefficient	0.4 – 0.6	0.2727	0.4102

The autonomy coefficient demonstrates a part of own means in the Company liabilities. It increased for 16% last year.

The liability coefficient features relationship of own and loaned means and tends to decrease.

The mobility coefficient reached the standard level within the period studied, i.e. the specific quantity of own circulating funds increased within the structure of resources of the circulating funds.

All above coefficients confirm high financial stability of the Company giving opportunity to attract extra credits and loans to develop manufacturing facilities.

Value of Contracts Already Concluded Though Not Yet Executed.

As of December, 31 2001 the Nizhnedneprovskiy Tube Rolling Opened Joint-Stock Company has no contracts or agreements concluded, though not yet performed.

Plans and Forecasts.

The main task of the Nizhnedneprovskiy Tube Rolling Opened Joint-Stock Company for 2002 is to organize effective manufacturing and business performances of the Company aiming to gain maximum profit, to renew main funds, to re-equip manufacturing facilities, to increase wages and salaries and to establish a dividend fund as based on the profits gained.

In 2002 590,3 thousand of tubes and 117,5 thousand tons of finished rolled stock are planned to be produced.

To achieve this goal it is necessary to:

1. Ensure performing of measures necessary to re-equip the manufacturing facilities, to update equipment, to introduce advanced scientific and engineering designs, to master output of new types of tubes, railroad wheels and tires aiming to enhance competitive capability and to expand the sales market.
2. Reduce losses because of defective articles as compared with actual losses of 2001 owing to increased efficiency of the quality control system performance, enhanced levels of labor and technologic discipline, perfected organization and planning of production and introduced new technical facilities.

Description of Company Police Concerning Researches and Developments.

In 2001 the main line of the Company performances were development of new technologies and updating of those existing having in mind to produce article in compliance with international standard requirements, enhancement of the product quality and decrease of prime costs for power.

The Company plan to effect scientific and engineering developments provided for financing amounting to UAH 47 492 000 in 2001.

Together with scientific organizations and in collaboration with the shop experts 47 scientific and research works were performed intended to perfect the product quality, to increase consumption properties thereof, to expand ranges of the new tubes and wheels and to update technologies.

The most important were

- introduction of technology of "concealed" bottom blowing by the neutral gas at the open hearth furnaces No 3 and No 5 providing for perfection of engineering and economic operation indices at the open hearth furnace shop;
- updating of equipment for threading of the tubes and couplings in the tube rolling shop No 4;
- updating of the TPA-140 induction heating plant in the tube rolling shop No 5;
- construction of new section for finishing of the wheels in the wheel rolling shop.

In 2001 the certified system of the quality control according to ISO 9002 system was introduced. Introduction of the quality control system, which efficiency is confirmed by the certificate of conformance, provides for confidence of the customers that the Company persists in production of high quality articles and this is guaranteed by the neatly adjusted manufacturing organization, the manufacturing process technology and the quality control procedures and perfect qualification of the operation personnel. Availability of the quality control system at the Company also gives opportunity to participate in international tenders to deliver products. Availability of the certificate for the quality control system is one of the EC directive requirements.

Totals of certification endeavors effected in the year in question confirm that the quality control system of the Company provides for the long-term strategy of continuous perfection of the product quality and together with operative corrective and prevention measures gives the Company opportunity to be the leader in the quality domain.

Together with the issues of the technical re-equipment directed to increase the output amounts and improvement of technical and business indices of the enterprise performances the Company is constantly concerned with matters of improvement of the labor safety and environment protection.

The Company assigns significant amounts to fulfil these tasks.

Employers engaged in works featuring harmful operation factors are checked for their health conditions on the scheduled basis. They are supplied with individual protection devices, medicines and special nourishment.

The Company products are free from radiation and is not ecologically harmful. The environment protection strategy is maintained by performance of the standard analysis in compliance with adopted evaluation indices by the Plant laboratory experts attested by the state bodies.

Other Information.

In 2001 the gross revenue was reduced for 12.1% as compared with the past year and amounted to UAH 310 153 thousand. Profitability of the products sold calculated as per the gross revenue decreased and comprised 29.6% for 2001.

Accounts receivable grew for 71.6% or UAH 124,779 thousand within the year comprising UAH 286 107 thousand as of 01.01.2002. The largest percentage sizing 70% both at the beginning and by the end of the year comprise the debts for goods, works and services. Its growth within the year stood 16.8%. Settlements with the state budget decreased comprising 6.7%. Within the year UAH 14 916 thousand have been reimbursed from the state budget and UAH 12 500 from this amount were transferred at the Company settlement account. Chiefly it was VAT for reimbursement.

The main reason of the Company accounts receivable growth consists in shipment irregularity. Within a month the absolute value of the accounts receivable alters unevenly. Reference indices determined by the first day of every month grow rapidly and expressively reflect formed irregular pattern of sales of the finished products. One more negative factor in the accounts receivable dynamics is the growth of the share of the shipments effected against contracts providing for postponement of payments thereunder.

Within the year the account payable decreased constantly. As compared with the beginning of the year the account payable decreased for 38.5% amounting to UAH 114 255 thousand as of 01.01.2002. In this way the Company tries to make the commercial and productive/commercial cycles even. This promoting to upraise the Company rating as evaluated by users, suppliers, investors, etc and to improve liquidity of the balance.

To reduce the account payable patterns of settlements by promissory notes were developed foreseeing a discount of 20% to 70%. The Company has compiled schedules for even offset of the account payable with main creditors.

The account payable to the accounts receivable ratio decreased from 1.15 to 0.41.

In 2001 asset addition for UAH 124 678 thousand totally is fixed. The main amount of the addition was formed owing to increase of the accounts receivable and unfinished construction. The enterprise own capital in 2001 increased for UAH 213 021 thousand amounting to UAH 842 542 thousand as of 01.01.2000.

In 2001 the Company experts both independently and in collaboration with branch educational institutions undertook a number of researches aiming to improve the product quality, to enhance consuming properties thereof, to expand the range of new tubes and wheels and to increase their output, as well as to update equipment and technologies.

Among the most important developments of 2001 are listed below:

1. The know-how to produce tubes for oil and gas pipelines made of 20 HF steel featuring increased cold endurance and rust proof properties was developed and introduced in the tube rolling shop No 4. The tubes are intended for usage in the oil and gas pipeline networks, engineering industrial pipelines to carry oil and oil products, as well as in the strata pressure maintaining networks in northern climatic regions of Eastern Siberia at temperatures from –50 C to +40 C. The tubes are intended for pipelines carrying product with increased contents of H2S and CO2.

The tubes feature increased stability of mechanic properties, low temperature of the toughness to brittleness transition, increased resistance to general and pitting corrosion and to sulfide and water corrosion cracking.

In 2001 over 14 thousand of tubes were manufactured.

2. Within the year 25 types of new designs of the wheels were developed and introduced into production under orders from Germany, Turkey, Norway, Spain, France, Italy India, Indonesia, etc.

Designed products amount to 10% of the total output of the wheels in the wheel rolling shop.

3. 16 new types of tires were developed and introduced into production for Argentina, Greece, Bulgaria, Italy, the Netherlands and Thailand.

Designed products amount to 11.6% of the total output of the ring and tire production line.

4. Owing to usage of round ingots instead of the conventional one the know-how of the wheel production was updated. That know-how permitted significant growth of accuracy of the ingot spacing enhancing quality of the wheel rolling, reduced probability of overlap and skins defects and decreased metal spending.

Both for the Company and the State the most important task among the priority objectives is increase of the money incomes of the population because the public life standard is the basic criterion of the economic and social policy efficiency.

Therefore the Company pays special attention to social issues that are the foundation of the economic growth stabilization, including

- creation of the optimal management structure and efficient system of labor remuneration;
- regular payments of the wages and salaries;
- enhancement of the labor conditions;
- provision of cultural, domestic, health care and rehabilitation, etc services.

International recognition and respect enjoyed by the Company worldwide are evidenced by multiple trophies and awards for competitive products, as well as for integration into the world economy.

AUDIT COMPANY
INSIDER- CENTER
Tel/fax: 744-33-06, tel: 41-68-47, 41-65-30
e-mail: root@insider.dp.ua
29A, Lenin Embenkment, Dnepropetrovsk, 49600

№ 01-02/16
April 17, 2002

To the Public Joint-Stock Company
"Nizhnyodniprovsky Tube-Rolling Plant"

To the Dnipropetrovsk Territorial
Department of State Commission on
Securities and Stock Market

AUDITORS' CONCLUSION

of independent auditors' firm "Insider-Center" LLC on reliability of financial statements of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant"

In accordance with the agreement No. 01-16/630020208 dated December 25, 2001, the Limited Liability Company Auditors' Firm "Insider-Center" located at the address: 29-A, Naberezhna Lenina Street, Dnipropetrovsk, 49600 (telephones (0562) 41-65-30, 744-33-06), acting on base of the Statute and Certificate of Registration No.2459 as the Audit Activity Subject, issued by the Resolution of Audit Chamber of Ukraine No.98 as of January 26, 2001, valid till January 26, 2006, has performed the audit of reliability of financial statements of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" and its financial condition for the year 2001.

Audit was performed in the city of Dnipropetrovsk from March 01, 2002 till April 12, 2002.

Information concerning financial and economic activity of the PJSC "Nizhnyodniprovsky Tube-Rolling Plant" for the period from January 01, 2001 till December 31, 2001 has been submitted for audit.

Management body of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" bears responsibility for completeness and reliability of submitted data. We are responsible for drawing of conclusion based on the audit data.

Audit was performed in conformity with the requirements of the Laws of Ukraine "On the Auditing Activity", "On Securities and Stock Exchange", "On State Regulation of the Securities Market in Ukraine", "On Accounting and Financial Statements in Ukraine", National Provisions (Standards) of Accounting, National Standards of Audit in Ukraine, as well as the other legislative acts.

Scope of inspection has been scheduled by us in accordance with the national standards of audit in order to reveal essential distortions and errors, which may affect information contained in financial statements. Auditors examined, on the test basis, the evidence supporting figures in the financial statements.

In the course of audit, we've considered accounting principles, reality of existence and correctness of estimation of the assets, equity and liabilities used by the Company, and the value of error significance has been determined in conformity with the national standard of audit No. 11.

We believe that we've obtained enough evidence to the fact the financial statements are free from essentially unreliable information.

As a result of audit, the following has been established:

Full name of the Company:

Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant";

EDRPOU Code:

05393116;

Location:

21 Stoletov St., city of Dnipropetrovsk, 49081

The Company has been registered by the Executive Committee of the Dnipropetrovsk City Council of People's Deputies on December 28, 1994 under the registration number № 10059-AT, Certificate of State Registration (re-registration) of the subject of business activity № 05393116.

Dates of amending statutory documents:

- amendments and additions No. 1 to Statute of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" (by means of presentation in new version), approved by the General meeting of shareholders (Minutes dated May 22, 1996, No. 1) and registered by the Executive Committee of the Dnipropetrovsk City Council of People's Deputies (Order dated May 29, 1996, No. 394-p);

- amendments and additions No. 2 to Statute of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" (by means of presentation in new version), approved by the General meeting of shareholders (Minutes No.2 dated March 05, 1997) and registered by the Executive Committee of the Dnipropetrovsk City Council of People's Deputies (Order dated April 23, 1997, No. 39 p);

- amendments and additions No. 3 to Statute of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" (by means of presentation in new version), approved by the General meeting of shareholders (Minutes No.3 dated June 22, 1998) and registered by the Executive Committee of the Dnipropetrovsk City Council of People's Deputies (Order dated July 27, 1998, No. 762-p);

- amendments and additions No. 4 to Statute of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" (by means of presentation in new version), approved by the General meeting of shareholders (Minutes No.4 dated June 01, 1999) and registered by the Executive Committee of the Dnipropetrovsk City Council of People's Deputies (Registration file dated July 13, 1999, N 04052092 Ю 0010023);

- amendments and additions No. 5 to Statute of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" (by means of presentation in new version), approved by the General meeting of shareholders (Minutes No.5 dated May 16, 2000) and registered by the Executive Committee of the Dnipropetrovsk City Council of People's Deputies (Registration file dated June 26, 2000, N 04052092 Ю 0010023);

- amendments and additions No. 6 to Statute of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant", approved by the General meeting of shareholders (Minutes No.6 dated March 29, 2001) and registered by the Executive Committee of the Dnipropetrovsk City Council of People's Deputies (Registration file dated April 12, 2001 N 04052092 Ю 0010023).

Principal kinds of activity:

The Company is engaged in the activity as based on and in accordance with the current legislation of Ukraine, as well as the present Statute.

Code by ZKGNG	Kinds of activity
12140	Production of pipes
71130	Wholesale trade of non-governmental organizations, apart from consumer cooperation
71212	Pharmacy institutions
95130	Design firms, referred to scientific institutions
61124	Erection work
61134	Start-and-adjustment organizations

The Company is engaged in external economic activity as a subject of external economic activity in conformity with the purpose and within objective of its operation.

Founders of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" are: the State in the person of the State Property Fund of Ukraine located at the address: 18/9 Kutuzov Street, city of Kyiv, holding the share of 21.93 %, and Leaseholder Organization of the Nizhnyodniprovsky Tube-Rolling Plant named after Karl Liebknecht, registered by the Decree of the Executive Committee of the Dnipropetrovsk City Council of People's Deputies, dated December 30, 1992, No.1205-p.

The Statutory Fund established in accordance with the report on valuation of property of the Leaseholder Entity "Nizhnyodniprovsky Tube-Rolling Plant named after Karl Liebknecht" approved by the State Property Fund of Ukraine, is distributed among founders as follows:

- Leaseholder Organization of the Nizhnyodniprovsky Tube-Rolling Plant named after Karl Liebknecht – 16828240 (sixteen million eight hundred and twenty eight thousand two hundred forty) ordinary shares to the amount of 4207060 (four million two hundred seven thousand and sixty) UAH, comprising 78.07% of the Statutory Fund;

- State Property Fund of Ukraine – 4725760 (four million seven hundred twenty five thousand seven hundred and sixty) ordinary registered shares to the amount of 1181440 (one million one hundred eighty one thousand four hundred and forty) UAH, comprising 21.93% of the Statutory Fund.

The Company's privatization had been completed (Order of the State Property Fund of Ukraine No.1397 dated December 8, 1997, "On Completion of the Process of Privatization of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant").

The first issue had been made in the process of Company's privatization by means of issue of 21554000 (twenty one million five hundred and fifty four thousand) ordinary registered shares of nominal value 0,25 UAH each, to the total amount of 5 388 500 (five million three hundred and eighty eight thousand five hundred) UAH.

In the process of privatization, shares of the Company have been placed as follows:

- legal persons have purchased 2967811 shares (13.77%);
- physical persons have purchased 18586189 shares (86.23%).

As per December 31, 2001, there are no Company's ordinary registered shares in the ownership of State Property Fund.

Keeping of accounts is made in the form of registers and orders, as based on principles of charging and correspondence of profits and losses.

To ensure reliability of accounting data in the financial statements, the Company performs periodical stock taking of the assets and liabilities.

The balances and shortages revealed by asset stock taking procedure are reflected in the Report on financial results.

Submitted financial statements are based upon principles and methods of disclosing information, regulated by the National Provisions (Standards) of Accounting (P(S)A). Indices of financial statements and accounting correspond to each other.

Accounting policy of the Company relies upon the requirements of the accounting normative documents and the order N 1280 dated December 29, 2000. Accounting policy of the Company hasn't been modified during the year.

Asset accounting is classified according to the accounting normative documents as follows:

- non-circulating assets;
- long-lived assets;
- stocks;
- accounts receivable;
- money resources;
- deferred costs.

"Fixed assets" recognized by the Company in accordance with P(S)A No.7, are determined by initial value.

Initial value of fixed assets is increased by amount of costs related to improvement of the object (modernization, reconstruction, additional equipping, etc.).

Depreciation of the fixed assets is charged according to tax legislation.

Depreciation of non-circulating material assets of little value is determined in the amount of 50% at the date of putting into operation and 50% under writing off the balance.

Fixed assets are accounted on the balance at the price of their purchasing or manufacturing, taking into account indexations of years 1992-1996, performed in accordance with the Government Decrees.

As of the date of balance sheet, estimation has not been made.

Land is not owned by the Company, but is granted on terms of long-term usage.

There is the state property on balance with residual value of 4075 thous. UAH.

Value of uncompleted capital investments is accounted at the amount of sustained costs.

Intangible assets are entered in the balance at the initial value. Depreciation is calculated during the term of their effective usage, established at the moment of asset recognition, with the help of straight method and corresponds to the requirements of P(S)A No.8 titled "Intangible assets".

Profits and losses from fixed assets leasing, as the leaseholder and lessor, are determined in conformity with P(S)A No.14 titled "Leasing".

Long-term financial investments are recorded and maintained on the balance at the prime cost, in conformity with P(S)A No.12 titled "Financial investments".

Investments calculated by the method of participation in the other enterprises' equity were not re-evaluated at the date of balance-sheet, since the Company considers amount of value changing insignificant.

Initial evaluation of the purchased and manufactured stocks corresponds to the order of recognition of P(S)A No.9 titled "Stocks".

Procedure of writing-off the balance for production and sale is as follows:

- raw materials and basic materials are written off at the weight-average prime cost;
- auxiliary materials, little-value high-wearing items (LHI) are written off by FIFO method;
- goods are written off at selling price.

For taking costs into account and calculation of prime cost of principal products, anticipatory method of accounting is used.

Value of production in progress includes direct and general production costs.

List of general production costs and their structure, as well as the costs of current period, corresponds to the methodological principles of P(S)A No. 16 "Costs".

Balance sheet of the Company reflects accounts receivable at their net selling value, according to P(S)A No. 10. Accounts receivable are divided into long-term and current ones.

The following criteria are used for classification of indebtedness: term up to 30 days; 30-60 days; 60-90 days; over 90 days.

Calculation of bad debt reserve is made according to the methods.

Audit has revealed that in most cases validation of mutual settlements is proved by verification reports.

The Company has not drawn up the list of contracted parties.

However, considerable share of purchases and sales falls at SPIG "Interpipe" which can be considered as contracted party, as to importance of business relations. Assets and liabilities under transacting with SPIG "Interpipe" were evaluated at the balance value.

Money resources on the Company's balance are those in the national and foreign currency at the cashier's office and bank accounts.

The rest of foreign currency is converted into currency of accounting according to the exchange rate at the date of balance sheet.

Deferred costs reflected in the balance include those sustained in the current period and referred to the future periods.

Statutory Fund is equal to 13471250 (thirteen million four hundred seventy one thousand two hundred and fifty) UAH. (The first issue amounts to 5388500 UAH, the second issue – 8082750 UAH).

As of December 31, 2001, paid-up statutory fund makes 13348186 UAH.

Unpaid share of the statutory fund, namely 123064 UAH, is stated in the item "Unpaid capital".

Statutory Fund is divided into 53885000 (fifty three million eight hundred and eighty five thousand) ordinary registered shares of nominal value 0.25 UAH each. (The first issue is 21554000 ordinary registered shares, and the second issue – 32331000 ordinary registered shares).

Weight-average number of ordinary shares being in circulation within reported period was equal to 44407145 shares.

Adjusted net profit falling at one share is 4.00298 UAH.

Subscription to shares of additional (second) issue was performed in accordance with the terms of share issue, adopted at the extraordinary general meeting dated December 26, 2000, and was terminated ahead of scheduled time owing to the fact that under subscription the planned issue volume has been achieved, namely 32331000 (thirty two million three hundred and thirty one thousand) shares.

Additional (second) issue of shares has been effected in the process of public subscription (actually from March 05, 2001 till March 20, 2001, inclusive) by means of issue of 32331000 (thirty two million three hundred and thirty one thousand) ordinary registered shares of nominal value 0.25 UAH each to the total amount 8082750 (eight million eighty two thousand seven hundred and fifty) UAH.

In the process of subscription, shares were distributed as follows:

- to the legal persons – 32133066 shares (99.39 %);
- to the physical persons – 197934 shares (0.61%).

The Company didn't redeem shares of its own issue.

Register of the Company's registered securities holders is kept by the independent registrar Limited Liability Company "Alpha-Invest", in conformity with the current legislation.

Reserve fund is formed by means of annual deductions from the Company's net profit amount and is intended to cover losses connected with the damages and unscheduled costs.

Other extra capital consists of amounts of the fixed assets indexation, replenishment of own circulating assets in connection with conducting of the experiment, and the assets obtained free of charge.

Order of profit distribution is determined in accordance with current legislation, Statute and internal statutory acts of the Company, and is approved by the general meeting of shareholders by presentation of the Board, agreed with the Supervisory Council.

In 2001, according to resolution passed at the general meeting of shareholders, profit for year 2000 has been allocated to payment of dividends (32 kop. Per 1 share) and to increasing the reserve fund. In year 2002 there was no profit distribution by the results of year 2001.

General meeting of shareholders will take place on May 14, 2002.

Determination of taxable and balance profit was made in accordance with current legislation. Accounting documents represent profit from ordinary activity in conformity with P(S)A No.17 titled "Profits tax". Influence of temporary differences on calculation of profits tax as compared with the accounting profit is taken into consideration as the amount of deferred tax assets, namely 3089 thous. UAH.

Company performs recognition, classification and evaluation of incomes, according to the requirements of P(S)A No.15 "Income".

Recognition, accounting and evaluation of liabilities correspond to P(S)A No.11 titled "Liabilities".

Long-term liabilities represent the liabilities which term of repayment exceeds 12 months.

Long-term liabilities are reflected in the balance sheet at their current value.

Current liabilities consist of short-term bank credits, bills granted, accounts payable for goods, services, current indebtedness by advances received, budgetary obligations, settlements with out-of-budget funds, insurance and labor payments.

Current liabilities are reflected in the balance sheet at their repayment value.

Stock taking of liabilities has been performed, but there are certain amounts of liabilities not confirmed by verification reports.

Provision of payments represents future costs on payment of long-service bonuses, charged in the reported period.

Apart from the indicated limitations, we consider it possible to confirm, as based on audit performed that assets, liabilities and equity represented in the financial statements are recognized and classified as a whole in accordance with the P(S)A; financial results of activity of the PJSC "Nizhnyodniprovsky Tube-Rolling Plant" declared in the financial statements are generally reliable and valid and stated in conformity with the P(S)A requirements; data of specific reporting forms agrees with each other; financial statements (Forms 1, 2, 3, 4, 5) are drawn up in accordance with the requirements of the Law of Ukraine "On Accounting and Financial Statements in Ukraine" dated July 16, 1999 No. 996-XIV and Provisions (Standards) of Accounting as based on the valid accounting data; and they reliably reflect the actual financial condition of the PJSC "Nizhnyodniprovsky Tube-Rolling Plant" as per December 31, 2001 by the results of operations from January 01, 2001 till December 31, 2001.

As based on accounting data obtained, indices of the financial condition of PJSC "Nizhnyodniprovsky Tube-Rolling Plant" have been duly analyzed. PJSC "Nizhnyodniprovsky Tube-Rolling Plant" is considered solvent. Analysis of the Company's solvency proved that its level has increased within year 2001, evidenced by solvency ratio. Absolute liquidity ratio as per December 31, 2000 and December 31, 2001 was equal to 0,04; 0.07 accordingly. Value of general liquidity ratio has increased from 1.84 as per December 31, 2000 till 3.65 as per December 31, 2001.

Financial condition of the PJSC "Nizhnyodniprovsky Tube-Rolling Plant" is stable and independent on the attracted sources of financing.

So, value of autonomy ratio was equal to 0.73 as per December 31, 2000, and 0.85 as per December 31, 2001, accordingly; value of capital structure ratio was equal to 0.37 and 0.17 at the end of the year.

During the year 2001, the equity maneuverability ratio was equal to 0.27 as per December 1, 2000 and 0.43 as per December 31, 2001. Given values of ratios prove free usage of the own Company's resources.

Values of financial ratios are at high level.

PJSC "Nizhnyodniprovsky Tube-Rolling Plant" is characterized as the liquid, solvent Company, with possibilities of its continuous functioning.

The reference about financial condition of the PJSC "Nizhnyodniprovsky Tube-Rolling Plant" as per December 31, 2001 is enclosed.

Auditor, Chief Executive of the
"Insider-Center" LLC,
certificate of "A" series No.001778,
issued by Audit Chamber of Ukraine
dated December 27, 1994,
Resolution No.23, extended validity
proved by the resolution of Audit Chamber
of Ukraine No.70 dated October 29, 1998. (Signature, seal) V.V. Zinkevich

REFERENCE

about financial condition of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant"

Calculation of indices of financial condition and solvency was made on base of submitted reports as per December 31, 2001.

Analysis of liquidity indices

	December 31, 1999	December 31, 2000	December 31, 2001	Norm
Liquidity ratio: General (coverage ratio)	0.85	1.84	3.65	1.0-2.0
Prompt liquidity ratio	0.41	0.83	2.21	0.6 – 0.8
Absolute liquidity ratio	0.02	0.04	0.07	0.25-0.5

General liquidity (coverage) ratio tends to increase; as per December 31, 2001 it has increased almost twice and now is equal to 365%, proving sufficiency of circulating assets for debts' repayment and high level of the Company's solvency.

Intermediate (current) liquidity ratio of 2.21 means, that the Company can repay short-term liabilities under prompt mobilization of accounts receivable.

Value of the absolute (term) liquidity ratio, equal to 0.07, proves inability of the Company to settle up quickly with its partners through temporary absence of money at the settlement account and other accounts with the bank.

Analysis of the Company's solvency proved that solvency level during the year 2001 was increasing, according to the dynamics. As of December 31, 2001, the Company has liquid balance and is capable to liquidate debts.

Analysis of financial stability indices

	December 31, 1999	December 31, 2000	December 31, 2001	Norm
Autonomy ratio	0.54	0.73	0.85	0.25-0.5
Ratio of capital structure (ratio of liabilities coverage with equity)	0.85	0.37	0.17	0.5-1.0
Ratio of equity maneuverability	0.14	0.27	0.43	

Autonomy ratio shows that share of own funds in the general sources of financing makes 73 percents as per December 31, 2000 and 85 percents as per December 31, 2001, that is, financial condition of the Company doesn't depend on the external sources.

Ratio of capital structure (liabilities coverage with equity) proves that share of the own funds in the total amount of own funds is equal to 37 percents, as per December 31, 2000, and 17 percents as per December 31, 2001.

Coefficient of equity maneuverability demonstrates positive dynamics and proves that 43 percents of own funds remain in the form permitting to maneuver them freely, i.e. to use for acquisition of circulating assets.

Conclusion: Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" is characterized as the liquid and solvent entity, which financial condition doesn't depend on the attracted sources of financing, and its continuous functioning is possible.

Auditor, Chief Executive of the
"Insider-Center" LLC,
certificate of "A" series No.001778,
issued by Audit Chamber of Ukraine
dated December 27, 1994,
Resolution No.23, extended validity
proved by the resolution of Audit Chamber
of Ukraine No.70 dated October 29, 1998 (Signature, seal) V.V. Zinkevich

Addition
to Regulations (standard)
of accounting 2

Data (year, month, day)	CODES		
	2002	1	01

Enterprise
"Nizhnedneprovsky tube-rolling plant" open joint-stock company — by EDRPOU 05393116
Territory — by KOATUU 1210137200
Ownership form: **COLLECTIVE OWNERSHIP** — 20
Organ of State control
Open joint-stock companies established on the base of state enterprises — by SPODU 6024
Branch (type of activity) **PIPES PRODUCTION** — by ZKGNG 12140
Form of economic activity: **production of steel pipes** — by KVED 27.22.0
Unit of measurement: **th.grn.** — Control sum
Address: 6.21, Stoletova str., Dnipropetrovsk, 49081

BALANCE SHEET
as per December 31, 2001

Form No. 1 **Code by DKUD 1801001**

Assets	Code of line	As per beginning of the year	As per the end of reporting period
1	2	3	4
I. Non-circulating assets			
Intangible assets:			
residual value	010	136.0	96.0
initial value	011	278.0	278.0
wear and tear	012	(142.0)	(142.0)
Construction in progress	020	21499.0	43328.0
Fixed assets: residual value	030	434769.0	416671.0
initial value	031	1093539.0	1105406.0
wear and tear	032	(658770.0)	(688735.0)
Long-term financial investments: accounted by the method of participation in the other enterprises equity	040	23554.0	23554.0
Other financial investments	045	6905.0	6905.0
Long-term accounts receivable	050	6.0	1783.0
Deferred tax assets	060		3089.0
Other non-circulating assets	070		
Goodwill under consolidation	075		
Total, by the section 1	**080**	**486869.0**	**495426.0**
II. Circulating assets			
Stocks: Production stocks	100	110747.0	112827.0
Animals being raised and fattened	110	449.0	672.0
Construction in progress	120	53255.0	41411.0
Finished products	130	39138.0	36096.0
Goods	140	4473.0	4464.0
Bills received	150		
Accounts receivable for goods, works, services:			
Net selling value	160	114279.0	240554.0
Initial value	161	117623.0	241048.0
Bad debt reserve	162	(3344.0)	(494.0)
Accounts receivable by settlements: with budget	170	33535.0	18619.0

Identification code 05393116 KC 4211071180

1	2	3	4
by advances granted	180	2942.0	10497.0
on accrued profits	190		68.0
on internal settlements	200		
Other current accounts receivable	210	11805.0	16437.0
Current financial investments	220		
Money resources and their equivalents: in national currency	230	480.0	1883.0
in foreign currency	240	7528.0	7979.0
Other circulating assets	250		3486.0
Total, by the section II	**260**	**378631.0**	**494993.0**
III. Deferred costs	**270**	**326.0**	**85.0**
Balance	**280**	**865826.0**	**990504.0**

Liabilities	Code of line	As per beginning of the year	As per the end of reporting period
1	2	3	4
I. Equity			
Authorized capital	300	5389.0	13471.0
Share capital	310		
Additional invested capital	320		36615.0
Other additional capital	330	494298.0	533245.0
Reserve capital	340	10198.0	13975.0
Undistributed profit (uncovered loss)	350	119636.0	245359.0
Unpaid capital	360	( )	(123.0)
Withdrawn capital	370	( )	( )
Accrued exchange rate difference	375		
Total by section I:	**380**	**629521.0**	**842542.0**
Share of the minority	385		
II. Provision of future costs and payments			
Provision of payments to staff	400	5635.0	5941.0
Other provisions	410		
	415		
	416		
Target financing	420	420.0	215.0
Total by section II	**430**	**6055.0**	**6156.0**
III. Long-term liabilities			
Long-term bank credits	440		
Other long-term financial liabilities	450		
Deferred tax liabilities	460	18183.0	
Other long-term liabilities	470	6333.0	6333.0
Total by section III	**480**	**24516.0**	**6333.0**
IV. Current liabilities			
Short-term bank credits	500	18056.0	19487.0
Current indebtedness by long-term liabilities	510		
Bills granted	520	23535.0	16512.0
Accounts payable for goods, works, services	530	111873.0	76747.0
Current liabilities by settlements:			
on advances received	540	27523.0	6007.0
with budget	550	2834.0	3654.0
on out-of-budget payments	560	1867.0	1549.0
on insurance	570	4254.0	2367.0
on labor payment	580	11060.0	4315.0
with participants	590	135.0	212.0
on internal settlements	600		

1	2	3	4
Other current liabilities	610	4597.0	4623.0
Total by section IV	**620**	**205734.0**	**135473.0**
V. Deferred incomes	**630**		
Balance	**640**	**865826.0**	**990504.0**

NOTES:

Legal grounds for regulating matters of accounting methodology and financial statements drawing up are validly secured by the Law of Ukraine titled "On Accounting and Financial Statements in Ukraine" No. 996-XIV dated July 16, 1999, effective from January 1, 2000.

Forms of financial statements and order of their completion are established by the Ministry of Finance, as agreed with the State Statistics Committee of Ukraine.

Reporting period for drawing up financial statements is considered to be a calendar year.

Submitted financial statements are based on principles and methods of disclosing information, regulated by the National Provisions (Standards) of Accounting, used since January 2000.

The main assumptions are principles of charging and continuity.

Measurements of the financial statements' elements are based upon the initial value.

Assets are recognized in the amounts of money resources or fair value of the other costs spent on their purchasing. Liabilities are recognized in the amounts of receipt obtained in exchange for liability.

Accounting of the Company's assets is classified as follows:

- non-circulating assets;
- long-term financial investments;
- stocks;
- accounts receivable;
- money resources.

Fixed assets are recognized as an asset at the initial value.

Initial value of fixed assets is increased by amount of costs connected with improvement of the object (modernization, additional equipping, reconstruction, etc.).

Renewal and repair of assets are represented as costs in the "Report on Financial Results" under spending these costs.

Land is not owned by the Company, but is granted on terms of long-term usage.

Depreciation is calculated in accordance with the legislation in force. Depreciation norms in percents of residual value are stated below:

- buildings and constructions – 5%;
- computers, motor transport, furniture etc. – 25%;
- machines and equipment, and so on – 15%.

Profits and losses from withdrawal of fixed assets are represented in the "Report on Financial Results".

Value of uncompleted capital investments is accounted, corresponding to the amount of sustained costs.

Intangible assets are recorded on the balance at the initial value minus depreciation.

Charging of intangible assets depreciation is made during the term of their effective usage, established at the moment of asset recognition, with the help of straight method.

Long-term financial investments are recorded on the balance at their prime cost.

Financial investments calculated by the method of participation in the equity were not re-evaluated at the date of balance sheet, since the Company considers amount of value changing insignificant.

Inventory holdings are recorded in balance at their prime cost.

Evaluation of stocks is made at the initial prime cost.

Stocks withdrawal is evaluated as follows:

- raw materials, basic materials and semi-finished products - at the weight-average prime cost;
- auxiliary materials, fuel, little-value high-wearing items - by FIFO method;
- goods in retail trade - at selling price.

Transport and procurement costs are entered in separate account and distributed monthly between the amount of the rest of stocks as per the end of reported month and amount of stocks written off within this month.

In accordance with the adopted accounting policy, as based on the principle of prudence and importance of the information, circulating little-value high-wearing items are those irrespective of service life and costing below 300 UAH, as well as those which service life doesn't exceed one year, not depending on cost.

Finished products stock is represented at the prime cost of production.

Value of construction in progress includes direct and production overhead charges.

Within a year, initial value of goods was changing, and value of stocks completely lost was written off to the costs of reporting period.

Accounts receivable for products, works, services are represented in balance sheet at the net selling cost.

Value of bad debt reserves is determined as based on classification of accounts receivable.

Current accounts receivable not connected with selling of products, works, services are considered bad debts and written off the balance, with stating of costs in the structure of other operating costs.

Liabilities are evaluated at the value of their acquisition and recorded on balance till the term of time limitation for claim expires.

Leader	____________________ (Signature)	Esaulov Gennadiy Alexandrovich
Chief accountant	____________________ (Signature)	Plokhiy Mariya Vasilyevna

Seal

Addition
to Regulations (standard)
of accounting 3

		CODES		
	Data (year, month, day)	2002	1	01
Enterprise **"Nizhnedneprovsky tube-rolling plant" open joint-stock Company**	by EDRPOU	05393116		
Territory	by KOATUU	1210137200		
Organ of State control **Open joint-stock companies established on the base of state enterprises**	by SPODU	6024		
Branch (type of activity) **PIPES PRODUCTION**	by ZKGNG	12140		
Form of economic activity: **production of steel pipes**	by KVED	27.22.0		
Unit of measurement: **th.grn.**	Control sum			

REPORT ABOUT FINANCIAL RESULTS THROUGH 2001 year

Form No.2 Code by DKUD 1801003

1. FINANCIAL RESULTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Proceeds (income) from sale of goods, works, services	010	1490470.0	1442921.0
Value- Added Tax	015	(132103.0)	(111696.0)
Excise tax	020	( )	( )
	025	( )	( )
Other deductions from income	030	(5655.0)	(6331.0)
Net profit (proceeds) from sale of products (goods, works, services)	035	1352712.0	1324894.0
Prime cost of products (goods, works, services) sold	040	(1042345.0)	(972089.0)
Gross: Profit	050	310367.0	352805.0
Loss	055	( )	( )
Other operating incomes	060	102480.0	81493.0
Administration expenses	070	(40026.0)	(47334.0)
Sales costs	080	(61783.0)	(46480.0)
Other operating expenses	090	(115521.0)	(90524.0)
Financial results from operating activity: Profit	100	195517.0	249960.0
Loss	105	( )	( )
Income from participation in capital	110		
Other financial incomes	120	3893.0	81.0
Other incomes	130	23040.0	22056.0
Financial expenses	140	(1937.0)	(5280.0)
Costs from participation in capital	150	( )	( )
Other costs	160	(5505.0)	(42502.0)
Financial results from ordinary activity before taxation: Profit	170	215008.0	224315.0
Loss	175	( )	( )
Tax on profit from ordinary activity	180	37247.0	25768.0
Financial results from ordinary activity: Profit	190	177761.0	198547.0
Loss	195	( )	( )
Extraordinary: Profits	200		

Identification code 05393116 KC 2914089337

1	2	3	4
Losses	205	( )	( )
Extraordinary profits tax	210		
Shares of minority	215		
Net: profit	220	177761.0	198547.0
Loss	225	( )	( )

II. ELEMENTS OF OPERATING COSTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	914214.0	938118.0
Costs for labor payment	240	89436.0	73714.0
Deduction for social welfare	250	33062.0	25816.0
Depreciation	260	39408.0	34381.0
Other operating costs	270	74913.0	70923.0
TOTAL	280	1151033.0	1142952.0

III. CALCULATION OF INDICES

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Average annual quantity of ordinary shares	300	44407145	21554000
Adjusted average annual quantity of ordinary shares	310	44407145	21554000
Net profit falling to one ordinary share (UAH)	320	4.00298	9.21161
Adjusted net profit falling to one ordinary share (UAH)	330	4.00298	9.21161
Dividends per one ordinary share (UAH)	340	0.32000	0.14970

NOTES:

Income is recognized in accordance with the principle of charging and correspondence.

Income from rendering services is recognized by evaluation of the degree of operation completion by means of investigation of the work fulfilled.

Recognized incomes are classified as follows:

1) income from selling of products, goods, works, services:
- other operating incomes;
- financial incomes;
- other incomes.

2) extraordinary incomes.

Costs are recognized in the profit and loss statement on base of direct relation to losses sustained and income receipts.

Costs are recognized also in the cases when the future economic benefits are ceasing to correspond to the requirements for their recognition as the asset in balance sheet.

General meeting of shareholders on March 29, 2001 has adopted the resolution on payment of dividends by the results of financial and economic activity of the Company for year 2000 amounting to 32 kopecks (not accounting tax on dividends) per one share.

Leader ____________________ Esaulov Gennadiy Alexandrovich
(Signature)

Chief accountant ____________________ Plokhiy Mariya Vasilyevna
(Signature)

Seal

Identification code 05393116 KC 2914089337

Addition
to Regulations (standard)
of accounting 4

	CODES		
Data (year, month, day)	2002	1	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.22.0		
Control sum			

Enterprise
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory
Organ of State control
Open joint-stock companies established on the base of state enterprises
Branch (type of activity) **PIPES PRODUCTION**
Form of economic activity: **production of steel pipes**
Unit of measurement: **th.grn.**

REPORT ABOUT MOTION OF THE MONEY MEANS THROUGH 2001 year

Form No.3 Code by DKUD 1801004

Item	Code	For reporting period		For previous period	
		Receipt	Expense	Receipt	Expense
1	2	3	4	5	6
I. Cash flow resulted from operating activity					
Profit (loss) from ordinary activity before tax	010	215008.0		224315.0	
Adjustment for: Depreciation of non-circulating assets	020	39408.0	X	34381.0	X
Increase (decrease) in security	030	49.0		5680.0	
Loss (profit) from unrealized exchange rate difference	040	532.0	141.0	377.0	423.0
Loss (profit) from non-operating activity	050		21428.0	42502.0	22137.0
Costs for interest payment	060	1937.0	X	5280.0	X
Loss (profit) from operating activity prior to changes in the net circulating assets	070	235365.0		289975.0	
Increase (decrease) in : circulating assets	080		137636.0		102043.0
deferred costs	090	241.0			214.0
Increase (decrease) in: current liabilities	100		73559.0		113051.0
Deferred incomes	110				
Money resources from operating activity	120	24411.0		74667.0	
Paid: Interest	130	X	1936.0	X	5381.0
profits tax	140	X	21331.0	X	31432.0
Net cash flow before extraordinary events	150	1144.0		37854.0	
Cash flow from extraordinary events	160				
Net cash flow from operating activity	170	1144.0		37854.0	
II. Cash flow resulted from investment activity					
Selling of: financial investments	180		X	9000.0	X
non-circulating assets	190	69.0	X		X
property complexes	200		X		X
Received: interest	210		X		X
dividends	220		X	67.0	X
Other receipts	230		X	14.0	X
Acquisition of: financial investments	240	X		X	19000.0

1	2	3	4	5	6
non-circulating assets	250	X	38300.0	X	7753.0
property complexes	260	X		X	
Other payments	270	X		X	
Net cash flow before extraordinary events	280		38231.0		17672.0
Cash flow from extraordinary events	290				
Net cash flow from investment activity	300		38231.0		17672.0
III. Cash flow resulted from financial activity					
Receipt of equity	310	44574.0	X		X
Received loans	320	127906.0	X	654151.0	X
Other receipts	330	147.0	X		X
Repayment of loans	340	X	126475.0	X	671382.0
Paid dividends	350	X	6820.0	X	3092.0
Other payments	360	X		X	
Net cash flow before extraordinary events	370	39332.0			20323.0
Cash flow from extraordinary events	380				
Net cash flow from financial activity	390	39332.0			20323.0
Net cash flow for reporting period	400	2245.0			141.0
Balance of funds as per the beginning of the year	410	8008.0	X	8103.0	X
Influence of exchange rate difference on balance of funds	420	141.0	532.0	423.0	377.0
Balance of funds as per the end of the year	430	9862.0	X	8008.0	X

NOTES:

Money flows consist of payments in the national currency of Ukraine and in foreign currency, including:

- US dollars;
- Deutsch marks;
- EURO;
- Russian karbovanets.

Non-monetary operations of financial activity have not been made.

Non-monetary operations of investment activity: operations on purchasing of fixed assets, with settlements by means of setting-off debts for the products shipped.

Leader ______________________ (Signature) Esaulov Gennadiy Alexandrovich

Chief accountant ______________________ (Signature) Plokhiy Mariya Vasilyevna

Seal

Identification code 05393116 KC 2727211495

Addition
to Regulations (standard)
of accounting 4

	CODES		
Data (year, month, day)	2002	12	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.22.0		
Control sum			

Enterprise:
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory:
Organ of State control: **Open joint-stock companies established on the base of state enterprises**
Branch (type of activity): **PIPES PRODUCTION**
Form of economic activity: **production of steel pipes**
Unit of measurement: **th.grn.**

REPORT ABOUT OWN CAPITAL THROUGH 2001 year

Form №4 Code by DKUD 1801003

Item	Code	Authorized capital	Share capital	Additional invested capital	Other additional capital	Reserve capital	Undistributed profit	Unpaid capital	Withdrawn capital	Total
1	2	3	4	5	6	7	8	9	10	11
Balance as per the beginning of the year	010	5389.0			494298.0	10198.0	119636.0			629521.0
Adjustment: Changing of accounting policy	020									
Correction of errors	030									
Other changes	040									
Adjusted balance as per the beginning of year	050	5389.0			494298.0	10198.0	119636.0			629521.0
Reevaluation of assets: After-evaluation of fixed assets	060									
Marking down of fixed assets	070	( )	( )	( )	( )	( )	( )	( )	( )	( )
After-evaluation of construction in progress	080									

Identification code 05393116

KC 3673740889

1	2	3	4	5	6	7	8	9	10	11
Marking down of construction in progress	090	( )	( )	( )	( )	( )	( )	( )	( )	( )
After-evaluation of intangible assets	100									
Marking down of intangible assets	110	( )	( )	( )	( )	( )	( )	( )	( )	( )
Housing stock wear and tear	120				-87.0					-87.0
Net profit (loss) for reporting period	130						177761.0			177761.0
Profit distribution: Payments to holders (dividends)	140						(-6897.0)			(-6897.0)
Transfer of profit to authorized capital	150						( )			( )
Deductions to reserve capital	160					3777.0	(-3777.0)			( )
Replenishment of own circulating assets	170				41364.0		-41364.0			
Partners contributions: Contributions to capital	180	8082.0		36615.0				-123.0		44574.0
Repayment of indebtedness on capital	190							( )		( )
	200									
Withdrawn of capital: Redemption of shares	210									
Reselling of redeemed shares	220									
Annulment of redeemed shares	230	( )								( )
Withdrawn of share in capital	240	( )								( )
Decrease in nominal share value	250	( )								( )
Other changes in capital: Un-reimbursed losses writing-off	260					( )				( )
Assets obtained free of charge	270				26.0					26.0
Withdrawal of housing stock	280				-2356.0					-2356.0
Total changes in capital	290	8082.0		36615.0	38947.0	3777.0	125723.0	-123.0		213021.0
Balance as per the end of the period	300	13471.0		36615.0	533245.0	13975.0	245359.0	-123.0		842542.0

Under drawing up of the present report, there was no representation of amount of adjustments on the item "Undistributed profit", equal to (579,0) thous. UAH conducted in accordance with the Methodical recommendations on inspection of comparability of the annual financial statements indices notified by the letter of the Ukrainian Ministry of Finance dated January 09, 2001 No. 053-41, taking into account amendments in conformity with the letter of the Ukrainian Ministry of Finance dated January 10, 2002 No. 053-43.

NOTES:

1. In the reporting period there was subscription performed to the shares of the Public Joint-Stock Company "Nizhnyodniprovsky Tube-Rolling Plant" of extra issue to the total amount of 32 331 000 (thirty two million three hundred and thirty one thousand) ordinary registered shares which total nominal value is 8 082 750 (eight million eighty two thousand seven hundred and fifty) UAH.

As per January 1, 2002, subscription has been effected to the total amount of 31 838 744 (thirty one million eight hundred thirty eight thousand seven hundred and forty four) ordinary registered shares which total nominal value is 7 959 686 (seven million nine hundred fifty nine thousand six hundred and eighty six) UAH.

Total amount of funds obtained in the course of subscription to shares:

- money resources contributed as payment for 31 838 744 (thirty one million eight hundred thirty eight thousand seven hundred and forty four) ordinary registered shares are equal to 44 574 241 (forty four million five hundred seventy four two hundred and forty one) UAH 60 kop.;
- cost evaluation of property contributed as payment for shares – not contributed;
- evaluation of foreign currency contributed as payment for shares – not contributed.

2. Shares in structure of the authorized capital by certain types and categories:

- number of issued shares is 53 885 000 (fifty three million eight hundred and eighty five thousand) ordinary registered shares. Unpaid part in the authorized capital is 0,91%.
- nominal value of one share is 0,25 UAH.

Number of shares in circulation has been increased in the reporting period to 53 885 000 (fifty three million eight hundred and eighty five thousand) ordinary registered shares.

3. Shareholders of the Company are entitled to:

- take part in the Company's profits distribution and obtain part of profit (dividends). Right to obtain part of profit (dividends) in proportion to share of each partner is granted to persons being Company's shareholders at the beginning pf dividend payment term;
- receive part of the Company's property value in case of its liquidation, in proportion to nominal value of Company shares owned by them;
- have equal preferential right to purchase shares issued in addition, in number proportional to their share in the statutory fund as per the date of passing resolution on shares issue;
- sell, present, exchange, pledge, inherit, make a will, on all the shares or part of shares belonging to them.

4. There are no shares in ownership of the Company, its subsidiaries and associated enterprises.

5. Founders of the Company are the State in the person of the State Property Fund of Ukraine and Leaseholder Organization of the Nizhnyodniprovsky Tube-Rolling Plant named after Karl Liebknecht, registered by the Decree of the Executive Committee of the Dnipropetrovsk City Council of People's Deputies, dated December 30, 1992, No.1205-p.

As per January 1, 2002, there are no ordinary registered shares of the Company in ownership of the State Property Fund of Ukraine; labor collective holds 4 472 324 (four million four hundred seventy two three hundred and twenty four) ordinary registered shares comprising 8,3% of statutory fund.

6. As per January 1, 2002, executive organ of the Company holds 587 093 (five hundred and eighty seven thousand ninety three) shares.

Holders of shares which part in the statutory fund exceeds 5% are:

- “ROSEN ASSET MANAGEMENT S.A.”;
- “BLUMBERG INDUSTRIES LLC”;
- “ALLIED STEEL HOLDING B. V.”;
- Corporation “Scientific and Production Investment Group “Interpipe”;
- “Interpipe” Private Small-scale Engineering Enterprise.

7. There are no shares reserved for issue in accordance with options and other contracts.

8. In connection with the fact that preference stock has not been issued, there are no dividends paid on them.

9. There are no dividends included (not included) to liabilities, when they were stipulated but formally not approved, in the reporting period.

Leader ______________________ (Signature) Esaulov Gennadiy Alexandrovich

Chief accountant ______________________ (Signature) Plokhiy Mariya Vasilyevna

Seal

Approved by the Order
Of the Ministry of Finance of Ukraine
Dated November 29, 2000 No.302

	CODES		
Data (year, month, day)	2002	1	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.22.0		
Control sum			

Enterprise:
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory:
Organ of State control: **Open joint-stock companies established on the base of state enterprises**
Branch (type of activity): **PIPES PRODUCTION**
Form of economic activity: **production of steel pipes**
Number of employees **11861**
Unit of measurement: **th.grn.**

NOTES TO THE ANNUAL FINANCIAL REPORT
2001 year

Form №5 Code by DKUD 1801003

I. Intangible assets

Groups of intangible assets	Code of line	Balance as per the beginning of the year		Received during a year	Reevaluation (after-valuation+, marking down-)		Withdrawn within year		Charged depreciation per year	Losses from decrease in efficiency per year	Other changes for the year		Balance as per the end of the year	
		Initial (reevaluated value)	Wear and tear		Initial (reevaluated value)	Wear and tear	Initial (reevaluated value)	Wear and tear			Initial (reevaluated value)	Wear and tear	Initial (reevaluated value)	Wear and tear
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Right to use natural resources	010													
Right of property user	020	25.0											25.0	
Right to marks on goods and services	030													
Right on industrial property objects	040													
Copyrights and those related to them	050													

Identification code 05393116 KC 3038070489

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Goodwill	060													
Other intangible assets	070	253.0	142.0						40.0				253.0	182.0
TOTAL	080	278.0	142.0						40.0				278.0	182.0

Of line 080 column 14 value of intangible assets for which limitation of ownership exists (081)
value of intangible assets pledged (082)
value of intangible assets formed by the enterprise (083)

Of line 080 column 5 value of intangible assets received on account of target allocations (084)

II. Fixed assets

Groups of fixed assets	Co-de of line	Balance at the beginning of year		Recei-ved within year	Reevaluation (after-valuation +, marking down-)		Withdrawn within year		Charged deprecia-tion per year	Losses from de-crease in effi-ciency per year	Other changes for the year		Balance at end of year		Including			
		Initial (reesti-mated) value	Wear and tear		Initial (re-eva-lu-ated) value	Wear and tear	Initial (reeva-luated) value	Wear and tear			Initial (reeva-luated) value	Wear and tear	Initial (reeva-luated) value	Wear and tear	Received by finan-cial leasing	Granted on operative lease	Initial (reeva-luated) value	Wear and tear
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Land plots	100																	
Capital costs on land im-provement	110																	
Buildings & trans-mitting terminals	120	471864	225358.0	4106.0			256.0	177.0	12079.0				475714.0	237260.0			2602.0	1068.0
Machines & equip-ment	130	552075.0	399767.0	10244.0			830.0	727.0	17318.0				561489.0	416358.0			2040.0	1340.0
Transport	140	20830.0	13416.0	910.0			146.0	117.0	1411.0				21594.0	14710.0			250.0	192.0
Tools, de-vices, in-ventory (furniture)	150	10766.0	5515.0	2716.0			33.0	31.0	1065.0				13449.0	6549.0				

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Working and productive cattle	160																	
Perennials	170	608.0	145.0	33.0			4.0	4.0	68.0				637.0	209.0				
Other fixed assets	180	37385.0	14569.0	7943.0			12816.0	8347.0	7427.0				32512.0	13649.0				
Library fund	190	11.0											11.0					
Little value non-circulating material assets	200																	
Temporary (non-title) constructions	210																	
Natural resources	220																	
Tare stock	230																	
Hire items	240																	
Other non-circulating material assets	250																	
Total	260	1093539.0	658770.0	25952.0			14085	9403.0	39368.0				1105406.0	688735.0			4892.0	2600.0

Of line 260 column 14

value of fixed assets for which limitation of ownership stipulated by current legislation exists (261)
value of fixed assets pledged (262)
residual value of fixed assets temporarily not used (conservation, reconstruction, etc.) (263)
residual value of fixed assets withdrawn from operation for sale (264)
initial (reevaluated) value of completely depreciated fixed assets (265)

Of line 260 column 5 value of fixed assets purchased at the expense of target financing (266)

Value of fixed assets taken on operative lease (267) 64.0

III. Capital investments

Name of the index	Code of line	For the year	As per the end of the year
1	2	3	4
Capital construction	280	13486.0	
Purchasing (manufacturing) of fixed assets	290	35438.0	
Purchasing (manufacturing) of the other non-circulating material assets	300		
Purchasing (formation) of intangible assets	310		
Formation of principal livestock	320		
Others	330		
Total	**340**	**48924.0**	

IV. Financial investments

Name of the index	Code of line	For the year	As per the end of the year	
			Long-term	Current
1	2	3	4	5
A. Financial investments by the method of participation in capital in:				
Associated enterprises	350		23554.0	
Subsidiaries	360			
Joint activity	370			
B. Other financial investments into:				
Shares and parts in the authorized capital of the other enterprises	380			
Shares	390			
Bonds	400			
Others	410		6905.0	
Total (section A + B)	**420**		30459.0	

Of line 045 column 4 of Balance sheet Other long-term financial investments are represented:

At prime cost (421) 6905.0

At fair value (422)_

At depreciated prime cost (423)

Of line 220 column 4 of Balance sheet

Current financial investments are represented:

At prime cost	(424)
At fair value	(425)
At depreciated prime cost	(426)

V. Revenues and costs

Name of the index	Code of line	Revenues	Costs
1	2	3	4
A. Other operating revenues and costs			
Operating lease of assets	440	448.0	
Operating exchange rate difference	450	5801.0	8750.0
Selling of the other circulating assets	460	9155.0	6679.0
Penalties, fines, forfeits	470	686.0	2843.0
Maintenance of housing, social and cultural objects	480	925.0	10326.0
Other operating revenues and costs	490	85465.0	86923.0
B. Revenues and costs from participation in capital on investments into:			
Associated enterprise	500		
Subsidiaries	510		
Joint activity	520		
C. Other financial revenues and costs			
Dividends	530		X
Interest	540	X	1383.0
Financial leasing of assets	550	57.0	
Other financial revenues and costs	560	3836.0	554.0
D. Other revenues and costs			
Realization of financial investments	570		
Selling of non-circulating assets	580	2509.0	2126.0
Selling of property complexes	590		
Non-operating exchange rate difference	600		
Assets received free of charge	610	13.0	X
Non-circulating assets writing-off	620	X	293.0
Other revenues and costs	630	20518.0	3086.0

Barter transactions with products (goods, works, services) (631)

Part of profit from selling of products (goods, works, services) under barter agreement with contracted parties (632) %

VI. Money resources

Name of the index	Code of line	As per the end of the year
1	2	3
Cash	640	25.0
Current account with the bank	650	782.0
Other accounts with the bank (letters of credit, cheque-books)	660	2794.0
Money resources on the way	670	6261.0
Equivalents of money resources	680	
Total	690	9862.0

Of line 070 column 4 of Balance sheet   Money resources which usage is restricted (691)

VII. Security

Kind of security	Code of line	Security balance at the beginning of the year	Increase in security		Amount of security used during a year	Unused amount of security scheduled in reporting period	Amount of expected damages of the other party, taken into account under security evaluation	Security balance at the end of the year
			Formation of security	Additional deductions				
1	2	3	4	5	6	7	8	9
Security of payment of employees leave	710							
Security of future costs on additional pension provision	720							
Security of future costs on guarantee bonds fulfillment	730							
Security of future costs on restructuring	740							

1	2	3	4	5	6	7	8	9
Security of future costs on obligations concerning heavy contracts	750							
Long service	760	5635.0	4711.0		4405.0			5941.0
	770							
Total	780	5635.0	4711.0		4405.0			5941.0

VIII. Stocks

Name of the index	Code of line	Balance value at the end of the year	Reevaluation within a year	
			Increase in net selling value *	Marking down
1	2	3	4	5
Raw materials and other materials	800	58406.0		
Purchased semi-finished products and components	810			
Fuel	820	2556.0		
Tare and tare materials	830	9.0		
Construction materials	840			
Spare parts	850	30670.0		
Agricultural materials	860	283.0		
Animals grown and fed	870	672.0		
Little-value and high-wearing items	880	20903.0		
Construction in progress	890	41411.0		
Finished products	900	36096.0		
Goods	910	4464.0		
Total	920	195470.0		

Of line 920 column 3 — Balance value of stocks:

Represented at the net selling value (921)

Transferred for processing (922)

Pledged (923)

Transferred on commission (924)

Assets at responsible storage – account 02 (925)

* Determined by p. 28 of the Provision (Standard) of Accounting 9 titled “Stocks”.

IX. Accounts receivable

Name of the index	Code of line	Total, as per the end of the year	Incl. Terms of non-repayment		
			Up to 3 months	From 3 till 6 months	From 6 till 12 months
1	2	3	4	5	6
Accounts receivable for goods, works, services	940	241048.0	236060.0	4189.0	799.0
Other current accounts receivable	950	16437.0	14654.0	341.0	1442.0

Bad debts written off in the reporting period (951) 7795.0

X. Shortage and losses from values damage

Name of the index	Code of line	Amount
1	2	3
Revealed (written off) shortages and losses	960	728.0
Recognized as debt of persons in fault in the reporting period	970	2.0
Amount of shortage and losses by which final decision towards persons in fault has not been made at the end of the year (off0balance account 072)	980	178.0

Leader ____________ (Signature) Esaulov Gennadiy Alexandrovich

Chief accountant ____________ (Signature) Plokhiy Mariya Vasilyevna

Seal

Auditor, Chief Executive of the “Insider-Center” LLC, certificate of “A” series No.001778, issued by Audit Chamber of Ukraine dated December 27, 1994, Resolution No.23, extended validity proved by the resolution of Audit Chamber of Ukraine No.70 dated October 29, 1998 (Signature, seal) V.V. Zinkevich

Identification code 05393116

KC 3038070489

STATE STATISTIC REPORT

CODES										
Forms of documents according to the DCUD	Organization-owner – identification code according to the EDRPOU	Territory according to the SPATO	Industry according to the ZKGNG	Kind of economic activity according to the KVED	Pattern of ownership according to the KFV	Legal forms of economic activity according to the KOPFG	Ministry, department, association, company according to the SPODU	Superior entity – identification code according to the EDRPOU		Check amount
1	2	3	4	5	6	7	8	9	10	11
	05393116	1210137200	12140	27.22.0	20		6024			

Department (state department), MDO, concern, association

Open joint-stock companies, created on the state enterprises base

Organization

"Nizhnedneprovsky tube-rolling plant" Open Joint-Stock Company

Address

49084, Dnipropetrovsk, 621, Stoletova str.

Form of property

COLLECTIVE PROPERTY

Form of activities

PRODUCTION OF PIPES

Form №2-Б urgent (quarter, annual)
Approved by Order of Statistics Department of Ukraine №190 of 29.07.97

Present this form all of associations, enterprises, banks, insurance and other organizations to the statistics organ by location place (excluding institution supported at account of budget). Quarter form should be presented no later of number 21 after quarter under review. Annual form – no later February 21.

REPORT
ABOUT SECURITIES ISSUE/REALIZATION/CIRCULATION THROUGH JANUARY-DECEMBER, 2001

Section I. Issue and distribution of securities by the emitter

	Line code	Available at the beginning of the year	Issued during the accounting period	Total available at the beginning of the year and issued during the accounting period	Disrtibuted at the beginning of the year			
					Total	Including		
						Legal entities	Persons	Investors from other countries
A	Б	1	2	3	4	5	6	7
Total	010	28924	39409	68333	28924	24277	4647	
including:								
Shares	020	5389	8082	13471	5389	742	4647	
Including:: - ordinary	021	5389	8082	13471	5389	742	4647	
- preference	022							

Identification code 05393116

KC 1845688029

А	Б	1	2	3	4	5	6	7
Bonds	030							
Including: republican bonds	031							
- interprise bonds	032							
Treasury bonds	040							
Saving certificates (deposit)	050							
Bills	060	23535	31327	54862	23535	23535		
Other securities	070							
Authorised fund at the beginning of the year	080	5389	X	X	X	X	X	X
By the end of the accounting	090	13471	X	X	X	X	X	X

	Line code	First placed during the accounting period				Total placed			
		total	including:			total	including:		
			Legal entities	Persons	Investors from other countries		Legal entities	Persons	Investors from other countries
А	Б	8	9	10	11	12	13	14	15
Total	010	39409	33401	49	5959	68333	57678	4696	5959
Shares	020	8082	2074	49	5959	13471	2816	4696	5959
Including:: - ordinary	021	8082	2074	49	5959	13471	2816	4696	5959
- preference	022								
Bonds	030								
Including: republican bonds	031								
- interprise bonds	032								
Treasury bonds	040								
Saving certificates (deposit)	050								
Bills	060	31327	31327			54862	54862		
Other securities	070								

Section II. Turnover of securities

		Securities of the emitter								
		Total from at the beginning of the year and issued during the accounting period	розміщено в цілому		Purchased for the accounting period	Resold for the accounting period		Paid off for the accounting period	Balance of unsold securities by the end of the accounting period	Dividends and interests paid in the accounting period
			Total	Including for the privatised accounts		Total	Including for the privatised accounts			
А	Б	1	2	3	4	5	6	7	8	9
Total	100	68333	68333	702	38350			38350		6820
Including: Shares	110	13471	13471	702						6820
Including:: - ordinary	111	13471	13471	702						6820
- preference	112									
Bonds	120									
Including: republican bonds	121									
- interprise bonds	122									
Treasury bonds	130									
Saving certificates (de-	140									
Bills	150	54862	54862		38350			38350		
Other securities	160									

		Securities of the other emitters					
		Balance at the beginning of the year	Purchased for the accounting period		Sold for the accounting period	Balance at the end of the year	Dividends and interests paid in the accounting period
			Total	Including for the privatised accounts			
А	Б	10	11	12	13	14	15
Total	100	161	50370		12443	38088	
Including: Shares	110		216			216	
Including:: - ordinary	111		216			216	
- preference	112						
Bonds	120						

A	Б	10	11	12	13	14	15
Including: republican bonds	121						
- interprise bonds	122						
Treasury bonds	130						
Saving certificates (de-	140	161				161	
Bills	150		12443		12443		
Other securities	160		37711			37711	

Section III. Volumes of mutual investments in the form of securities

	Code of line	Securities of resident-emitter in nonresidents				
		Remainder in nonresidents on the year beginning	Bought by nonresidents through period under review	Ransomed from nonresidents by resident-emitter through period under review	Remainder in nonresidents on the end of period under review	Dividends, percentage paid to nonresidents for period under review
A	B	1	2	3	4	5
Total	170		5959		5959	3558
including: Stocks	180		5959		5959	3558
Bonds	190					
Treasury obligatory	200					
Saving certificates (deposit)	210					
Bill of exchange	220					
	230					
	240					

	Code of line	Securities of nonresident-emitter in residents				
		Remainder in resident on the year beginning	Bought by resident through period under review	Sell by resident through period under review	Remainder in resident on the end of period under review	Dividends, percentage received from nonresidents for period under review
A	B	1	2	3	4	5
Total	170					

A	B	1	2	3	4	5
including: Stocks	180					
Bonds	190					
Treasury obligatory	200					
Saving certificates (deposit)	210					
Bill of exchange	220					
	230					
	240					

April 12, 2002 Leader ____________ (Signature) Esaulov Gennadiy Alexandrovich

Kulikova Tamara Sergeevna (executor) 35-96-88 (phone) Chief accountant ____________ (signature) Plohy Maria Vasilivna

Seal

Identification code 05393116 KC 1845688029

PROTOCOL No. 6

Of the general meeting of shareholders of the open joint-stock company "Nizhnedneprovsky pipe-rolling plant"

Dnepropetrovsk March 29, 2001

The Chairman of the Board - the director general of the plant, Kozlovsky Alfred Ivanovich greets the shareholders, who convoked in the hall and their representatives.

The Chairman of the Board informs that registration of all arriving shareholder and their representatives has been realized by the Registrar of the Company – the joint-stock bank "Credit-Dnepr".

The word for the announcement of the Protocol on the results of the registration of the present shareholders is granted to the representative of the Registrar, Mrs. Grebenjuk Inna Nikolaevna:

According to the charter of the open joint-stock company "Nizhnedneprovsky pipe-rolling plant" the total number of votes constitutes 21 554 000 votes.

For participation in the general meeting of shareholders with the right to vote, 94 shareholders and their representatives with 20 857 616 votes that constitute 96.77 % of votes were registered.

According to the Protocol, the quorum of shareholders is available for the general meeting .

Information:

According to item 38 of the Law of Ukraine "On economic societies", individuals, who have sudcribled for 31 649 980 shares, were additionally registered for voting on approval of results of the subscription for additionally issued shares of the Open Joint Stock Company " NPP".

All in all, 94 shareholders and their representatives, who represent, taking into account shares of the additional emission, 52 507 596 votes were registered for taking decision on the agenda – "On approval of results of the subscription for additional emission and registration of the issued shares with the GCCBFR.

The representative of the registrar has noted also that according to item 41 of the Laws of Ukraine "On economic societies", the control over registration of the shareholders participation in the general meeting of shareholders was realized by the following persons:

- On behalf of shareholders: «Foyil Ukraine Investments (Cyprus) Limited» and «Ukraine Value Opportunities Fund, Ltd» - Kaganov Vadim Feliksovich;
- On behalf of the shareholder «ALLIED STEEL HOLDING B.V.ï - Banera Alexander Petrovich and Coval Lyubov Anatolevna.

The Chairman of the Board informs shareholders that **the Meeting is declared open.**

Under the offer of the Chairman of the Board, the structure of the members of the counting board is suggested for approval. The following persons are offered into the structure of the counting board: M.A., Belaya H.H., Bezbah V.J., Bochanovskaja Z.V., Gavrilova E.A., Galichenko O.V., Groupp Ja.V., Gumenjuk T.I., Derjugin A.A., Dragan T.V., Kuzmina O.S., Kucherenko O.V., Molotkova A.O., Nedashkovskaja L.I., Pahrudinova E.V., Pisanenko N.A., Proshin K.J., Rudchik S.M., Savitskaja T.V., Savoronova N.J., Spiridonova T.P., Staroverova L.G., Skljar G.V., Smirnova J.A., Tolmacheva N.J., Torbin A.V., Tregubenko E.N., Urvacheva N.P., Chernookaja M.I.

The Chairman of the Board informs that prior the election of the counting board calculation of votes participating in voting on issues under consideration of the general meeting of shareholders should be realized by the registrar. It is offered to put the approval of the offered list of person to be included into the structure of the counting board to vote. There were no other proposals concerning the voting procedure. The registrar is offered to start to work on calculation of votes concerning the approval of the offered list of the counting board members.

Voting has been conducted.

For announcement of results of voting the word is given the representative of the registrar - to Grebenjuk Inna Nikolaevne:

Resolved:

To validate the offered structure of the counting board consisting of:

Grodenskij M.A., Belaya H.H., Bezbah V.J., Bochanovskaja Z.V., Gavrilova E.A., Galichenko O.V., Groupp Ja.V., Gumenjuk T.I., Derjugin A.A., Dragan T.V., Kuzmina O.S., Kucherenko O.V., Molotkova A.O., Nedashkovskaja L.I., Pahrudinova E.V., Pisanenko N.A., Proshin K.J., Rudchik S.M., Savitskaja T.V., Savoronova N.J., Spiridonova T.P., Staroverova L.G., Skljar G.V., Smirnova J.A., Tolmacheva N.J., Torbin A.V., Tregubenko E.N., Urvacheva N.P., Chernookaja M.I.

Shareholders and their representatives who have 20 857 616 votes participating in voting on the given issue.

Voted:

«Yeas» - 16 409 071 votes that amounts to 78.67 %;
«Nays» - 4 053 745 votes that amounts to 19.44 %;
«Abstained» - 394 800 votes that amounts to 1.89 %;
"Did not taken part in voting" - none.
The decision is accepted by the majority of votes.

By the offer of the representative of the shareholder - legal entity ZVF «ITT – invest", the additional candidate into the structure of the counting board, the representative of the shareholder «Foyil Ukraine Investments (Cyprus) Limited», Mr. Geza Oleg Valentinovich has been suggested for approval.

The Chairman of the Board has offered to vote on the proposal.

The registrar is offered to start to work on the votes calculation on the issue of introduction of the offered additional candidature, Mr. Geza Oleg Valentinovich, into the structure of the counting board.

Voting has been conducted.

For announcement of the results of voting the word is given to the representative of the registrar – Mrs. Grebenjuk Inna Nikolaevna:

Shareholders and their representatives, who have 20 857 616 votes have participated in voting for the given motion.

Voted:

«Yeas» - 4 688 976 votes that amounts to 22.48 %;
«Nays» - 14424 053 votes that amounts to 6915 %;
«Abstained» - 1 744 587 votes that amounts to 8.36 %;
«Did not take part in voting» - none

The decision on including Mr. Geza Oleg Valentinovich into the structure of the counting board has not been accepted by the majority of votes.

Resolved:

Geza Oleg Valentinovicha should not be entered into the structure of the counting board of the general meeting of shareholders of the Open Joint Stock Company " NPP".

The word is given to the member of the counting board, Mr. Grodensky M.A. for the announcement of the Protocol No.1 of the counting board of the general meeting of shareholders of the Open Joint Stock Company " NPP" dated March 29, 2001.

Grodensky M.A.: According to Protocol No.1 of the meeting of the counting board of the general meeting of shareholders of the Open Joint Stock Company " NPP" dated March 29, 2001

Resolved:

To elect Mr. Grodensky Michael Alekseevich as chairman of the counting board. To elect Mrs. Nedashkovskaya Lyudmila Ivanovna as secretary of the counting board.

The Chairman of the Board offers to the elected counting board should start calculation of votes on the subsequent issues that are considered by the general meeting of shareholders.

The Chairman of the Board offers to select the chairman of the general meeting of shareholders, Mr. Deliergiev Victor Vladimirovich. No other proposals followed. The proposal was put to vote. It was offered to the counting board to calculate the votes.

Resolved:

To elect Mr. Deliergiev Victor Vladimirovich as chairman of the meeting.

Results of voting were announced by the chairman of counting board, Mr. Grodensky M.A.:

According to Protocol No.2 of the meeting of the counting board, shareholders and their representatives, who have 20 857 616 votes participated in voting on this motion.

Voted:

«Yeas» - 20 854 836 votes that amounts to 99.99 %;
«Nays» - none;
«Abstained»-2 780 votes that amounts to 0.01 %;
«Did not take part in voting» - none

The decision is accepted by the majority of votes. Deliergiev V.V. has begun fulfillment of his duties as chairman of the meeting.

By the offer of the Chairman of the meeting, Deliergiev V.V, the issue on elections of the secretary of the meeting and the secretariat is put on voting. The chairman of the meeting, Deliergiev V.V. offers to elect the secretary of the meeting, Tertychko V.D., and the secretariat that would consist member offered by the organizing committee: Karpenko M.V., Homenko L.B., Miroshnichenko I.E., Sonichkin V. V. There were no other proposals on

candidatures of the secretary of the meeting and secretariat. The motion is put to vote. It was offered to the counting board to calculate the votes.

Resolved:

To elect Mr Tertychko V.D. as secretary of the meeting and the secretariat consisting of the following shareholders: Karpenko M.V., Homenko L.B., Miroshnichenko I.E., Sonichkin V.V.

The results of voting were announced by the chairman of counting board Grodensky M.A.:

According to protocol No.3 of the meeting of the counting board shareholders and their representatives who have 20 857 616 votes participated in voting on this motion.

Voted:

«Yeas» - 20 854 836 votes that amounts to 99.99 %;
«Nays» - none;
«Abstained» - 2 780 votes that amounts to 0.01 %;
«Did not take part in voting» - none
The decision is accepted by the majority of votes.

The chairman of the meeting, Mr. Deliergiev V.V. offered the elected secretary of the meeting and the secretariat to take special places and to begin fulfillment of the duties.

For attaching to the materials of the general meeting of shareholders of the Open Joint Stock Company "NPP", the Protocol of the control over registration of the shareholders for participation in the general meeting of shareholders held on March 29, 2001 was handed over from the representatives of the shareholder «ALLIED STEEL HOLDING B.V." Baner A.P. and Koval L.A., who were carrying out control over registration of the shareholders' participation in the general meeting of shareholders.

The chairman of the meeting proposes to elect the working presidium consisting of the following memebers:

- Mlinarich Lily Victirovna - secretary of the Supervisory Committee;
- Kozlovsky Alfred Ivanovich - Chairman of the Board;
- Chumachenko Valentin Alexandrovich - Chairman of the plant trade union;
- Jarlik Anatoly Borisovich - Director on staff and social development.

There were no other proposals. The issue of electing the working presidium is put to vote. The counting board realizes calculation of votes.

Resolved:

To elect the Presidium of the meeting out of the proposed members:
- Mlinarich Lily Victirovna - Secretary of the Supervisory Committee;
- Kozlovsky Alfred Ivanovich - Chairman of the Board;
- Chumachenko Valentin Alexandrovich - Chairman of the plant trade union;
- Jarlik Anatoly Borisovich - Director on staff and social development

Results of voting were announced by the Chairman of the Counting Board, Mr.Grodensky M.A.:

According to the protocol of the counting board No.46 shareholders and their representatives who have 20 857 616 votes participated in voting on this motion.

Voted:

«Yeas» - 20 460 036 votes that amounts to 98.09 %;
«Nays» - none;
«Abstained» - 65 votes that amounts to 0.0003 %;
«Did not take part in voting» - . 397 515 votes that amounts to 1.9 %.
The decision is accepted by the majority of votes.

By the offer of the Chairman of the meeting, the structure of the editorial commission suggested by the organizing committee is put to voting. It includes the representative of the shareholder Corporations "NPIG "Interpipe",Mr. Jurchenko I.P., shareholder Skosarevaya L.P., and shareholder Bondarenko L.G.

There were no other proposals on candidatures of the editorial commission. The motion is put to vote. It is proposed to the counting board to carry out calculation of votes.

Resolved:

To elect the editorial commission consisting of: Yurchenko I.P., Skosarevoj L.P., Bondarenko L.G.

Voting results were announced by the Chairman of the counting board, Grodensky M.A.:

According to protocol No.5 of the meeting of the counting board shareholders and their representatives who have 20 857 616 votes participated in voting on this motion.

Voted:

«Yeas» - 20 854 836 votes that amounts to 99.99 %;
«Nays» - none;
«Abstained» - 65 votes that amounts to 0.0003 %;
«Did not take part in voting» - 2 715 votes that amounts to 0.01 %.
The decision is accepted by the majority of votes.

The Chairman of the meeting proposed the following agenda and the order:

1. The report of the Board, approval of the results of financial and economic activity of the Company in 2000 and planned targets of activity of the Company for 2001 (lecturer: Chairman of the Board - Director General, Kozlovsky Alfred Ivanovich) – up to 30 minutes.

2. The report and decision of the auditing committee on the results of the conducted checks of financial and economic activity in 2000 (lecturer: Chairman of the auditing committee, Melikidze Alexey Alexandrovich) - up to 10 minutes.

Discussants - up to 3 minutes.

3. Recall and election of members of the auditing committee of the Company (lecturer: Production Director, Derjugin Alexander Alexandrovich) - up to 5 minutes.

4. Report on approval of results of the subscription for the additional shares and registration of the issued shares in GKCBFR (lecturer: Finance and Economy Director, Trojan Olga Sergeevna) - up to 10 minutes.

5. Approval of the registrar of the Company (lecturer: Director on staff and social development, Jarlik Anatoly Borisovich) - up to 5 minutes.

6. Amendments to the charter of the Company (lecturer: Parusnikova Victoria Borisovna) - up to 10 minutes;

7. Report on recall and election of some members of the Supervisory Committee of the Company (lecturer: Secretary of the Supervisory Committee, Mlinarich Lily Victorovna) - up to 5 minutes.

8. On distribution of profit of the Company received in 2000 and payment of dividends (lecturer: Finance and Economy Director, Trojan Olga Sergeevna) - up to 5 minutes.

It is proposed to consider the two first issue of the agenda as one.

For time saving purpose, it is proposed to ask questions to lecturers and suggest proposals to the secretariat in writing,

There were no other proposals relating to the agenda and the order of the meeting. Proposals of the chairman concerning the agenda and the order of the meeting were put to vote. It is proposed to the counting board to carry out calculation of votes.

Resolved:

To approve the suggested agenda and the order of the meeting.

Results of voting were announced by the Chairman of the counting board, Grodensky M.A.:

According to protocol No.6 of the meeting of the counting board, shareholders and their representatives, which have 20 857 616 votes participated in voting on this motion.

Voted:

«Yeas» - 17 508 538 votes that amounts to 83.94 %;
«Nays» - none;
«Abstained»-3 349 078 votes that amounts to 16.06 %;
«Did not take part in voting» - none
The decision is accepted by the majority of votes.

Acceptance of decisions on the order is completed. The meeting started to consideration the agenda of the meeting.

I. Concerning first two items of the agenda:

LISTENED to:

The report of the Chairman of the Board - Director General, Kozlovsky A.I. on the report of Board, approval of the results of financial and economic activity of the Company in 2000 and planned targets of activity of the Company in 2001. *(Report is attached).* The report of the chairman of the auditing committee of Mr. Melikidze A.A. on the report and conclusions of the auditing committee on the results of conducted checks financial and economic of activity in 2000.

(Report is attached).

There were no proposals on the agenda in the secretariat. Chairman of the meeting has proposed the project of the decision on the considered issues. No other proposals were suggested. The project of the decision is put to vote. It is proposed to the counting board to carry out calculation of votes.

RESOLVED:

Having heard and having discussed the report on the financial and economic activity of the Company in 2000 of the Chairman of the Board, Mr. A.I. Kozlovsky and conclusions concerning the annual report and the balance of the chairman of the auditing committee Mr. A.A.Melikidze, the meeting has decided:

1. To approve annual results of the financial and economic activity of the joint-stock company in 2000.

2. To approve the conclusion of the auditing committee the annual report and balance of 2000.

3. The primary goal for 2001 is to sell commodity goods for the amount of not less than 1 434.1 million hrivnas. For this purpose, the company should produce 603.4 thousand tons of steel pipes, 113.8 thousand tons of solid wheels, rings and tires.

4. To approve estimates of cost in 2001:

- Of material stimulation for the amount of 3 209 thousand hrivnas;
- Of social development for the amount of 13 602 thousand hrivnas,

Including on maintenance of welfare objects for the amount of 8 507 thousand hrivnas.

5. To receive net profit of not less than 75 536 thousand hrivnas from all kinds of activity in 2001.

6. Net profit in disposal of the Companies in 2001 should be distributed as follows:

- Reserve fund in the amount of 3 777 thousand hrivnas;
- Dividends fund in the amount of 7 554 thousand hrivnas;
- Re-investments into the owners' capital for the purposes of production development in the amount of 64 205 thousand hrivnas.

Results of voting were announced by the chairman of the counting board, Mr.Grodensky M.A.:

According to protocol No. 7 of the meeting of the counting board, shareholders and their representatives, who have 20 857 16 votes participated in voting on this motion .

VOTED:

«Yeas» - 18 474 418 votes that amounts to 88.57 %;
«Nays» - none;
«Abstained» - 2 358 296 votes that amounts to 11.31 %;
«Did not take part in voting» - 24 902 votes that amounts to 0.12 %. '-.
The decision is accepted by the majority of votes.

II. Concerning the third item of the agenda:

LISTENED to:

The report of the Production Director, Mr. Derjugin A.A.on the recall and election of the members of the auditing committee of the Company.

(Report is attached).

The lecturer proposed the project of the decision on the given issue *(attached).*

There were no other proposals on the agenda and the proposed project of the decision in the secretariat. The proposed project of the decision with the proviso to vote only for the list of the withdrawn members of the Auditing Committee and separately for the list of the proposed candidatures into the members of the Auditing Committee. There were no other proposals. It is proposed to the counting board to carry out calculation of votes.

RESOLVED:

1. To withdraw the following members of the auditing Committee:

Shareholder Melikidze Alexey Alexandrovich - Chairman of the Auditing Committee;
Shareholder Ivashchenko Nikolay Petrovich - Member of the Auditing Committee;
Shareholder Usachev Vladimir Porfiryevich - Member of the Auditing Committee;
Shareholder Gorun Tamara Efimovna - Member of the Auditing Committee;
Shareholder of the Corporation "Scientific and industrial investment group "Interpipe" represented by Mrs. Shehovtsova Ekaterina Mihajlovna;
Shareholder of the private small innovation enterprise, the firm "Interpipe" represented by Mr. Burov Sergey Nikolaevich.

Results of voting were announced by the Chairman of the counting board, Mr. Grodensky M.A.:

According to protocol No.8 of the meeting of the counting board, shareholders and their representatives, who have 20 857 616 votes participated in voting on this motion.

VOTED:

«Yeas» - 18 499 307 votes that amounts to 88.69 %;
«Nays» - 283 174 votes that amounts to 1.36 %;
«Abstained» - 2 075 122 votes that amounts to 9.95 %;
«Did not take part in voting» - 13 votes.
The decision is accepted by the majority of votes.

RESOLVED:

2. To elect the following members of the Auditing Committee:

Shareholder Melikidze Alexey Alexandrovich - Chairman of the Auditing Committee;
Shareholder Ivashchenko Nikolay Petrovich - Member of the Auditing Committee;

Shareholder Usachev Vladimir Porfiryevich - Member of the Auditing Committee;

Shareholder Gorun Tamara Efimovnф –Member of the Auditing Committee;

Shareholder of the Corporation "Scientific and industrial investment group "Interpipe" represented by Mrs. Shehovtsova Ekaterina Mihajlovna;

Shareholder of the Ukrainian - Cyprian company with limited liability with foreign investments, the firm "Bipe Co.Ltd" represented by Mr. Rjabov Konstantin Viktorovich;

Shareholder of the private small innovation enterprise, the firm "Interpipe" represented by Mr. Burov Sergey Nikolaevich.

Results of voting were announced by the Chairman of the counting board, Mr. Grodensky M.A.:

According to protocol No.8 of the meeting of the counting board shareholders and their representatives, who have 20 857 616 votes participated in voting on this motion.

VOTED:

«Yeas» - 20 195 506 votes that amounts to 96.83 %;

«Nays» - 285 889 votes that amounts to 1.37 %;

«Abstained»-376 208 votes that amounts to 1.8 %;

«Did not take part in voting» - 13 votes.

The decision is accepted by the majority of votes.

III. Concerning the fourth item of the agenda:

LISTENED to:

The report of the Finance and Economy Director, Trojan O.S. on approval of the results of subscription for shares of additional issue and registration of the issued shares in GKCBFR. *(Report is attached).* The lecturer has proposed the project of the decision on the considered item of the agenda.

The secretariat has received an application of giving the floor for discussion of the given motion on the agenda to the representative of the «Foyil Ukraine Investments (Cyprus) Limited», Mrs. Butenko O.A., to the representative of Corporation "NPIG "Interpipe", Mr. Sinjagovsky O.P.. The floor was given to the representatives of shareholders.

Butenko O.A.

The representative of the shareholder «Foyil Ukraine Investments (Cyprus) Limited», Mrs. Butenko Olga Alexandrovna has referred to the case, in her opinion, of infringement of the legislation by the Organizing Committee during the subscription of shares of the additional (second) issue of shares and has proposed to the shareholders not to vote for the proposed project of the decision. *(Written application is attached).*

Sinjagosky O.P.

The representative of the shareholder of Corporation "NPIG "Interpipe", Mr. Sinjagovsky Oleg Petrovich in his statement noted that the company «Foyil Ukraine Investments (Cyprus) Limited» acts within the framework of the world excepted practice of the corporate blackmail and in its correspondence with the shareholders has been meaningly distorting the facts with the purpose of provoking the conflict between the shareholders and derogating of certain shareholders. Within the framework of the same practice, he accuses the Organizing Committee that was carrying out the subscription of the additional issue of the Company, of infringements of the legislation during sale the subscription at the second stage. At this, Mr. Sinjagovskij O.P. paid attention to the fact that the procedure of the subscription had been conducted according to decisions accepted by the general meeting of shareholders that was held on 26.12.2000. At the same meeting, none of the shareholders, including the Company «Foyil Ukraine Investments (Cyprus) Limited», did not propose other terms of the subscription and did not put forward objections against the proposed motions. *(Text of the statement is attached).*

In the results of the discussion, no other projects of the decisions or changes to the project of the decision that was announced by the lecturer in relation to the given item of the agenda have not been registered. The project of the decision that was proposed by the lecturer is put to vote. It is proposed to the counting board to carry out calculation of votes.

RESOLVED:

1. To confirm that the stock subscription has been conducted according to the terms of the shares issue that were accepted by the extraordinary general meeting of shareholders dated 26.12.2000 and it was terminated ahead of schedule, on March 20, 2001 in connection with the fact that during the subscription, the planned volume of issue in the amount of 32 331 000 (thirty two millions three hundred thirty one thousand) shares had been achieved.

2. To approve the results of the shares second issue subscription of the Open Joint Stock Company "Nizhnedneprovsky pipe rolling plant" which are reflected in the income statement of the stock subscription, in the amount stated in the information on the issue of shares equal to 32 331 000 (thirty two million three hundred thirty one thousand) of ordinary nominal shares with nominal value of 0.25 hrivnas each. The total nominal value is equal to 8 082 750 (eight millions eighty two thousand seven hundred fifty) hrivnas and market value is equal to 45 263 400 (forty five millions two hundred sixty three thousand four hundred) hrivnas. In this connection, the authorized capital of the Open Joint Stock Company "Nizhnedneprovsky pipe rolling plant" has been increased by 8 082 750 hrivnas that corresponds to 32 331 000 ordinary nominal shares with the nominal value of 0.25 hrivnas each.

3. To entrust Board of the Open Joint Stock Company "Nizhnedneprovsky pipe rolling plant" to carry out actions on registration of shares of the second issue of the Open Joint Stock Company «Nizhnedneprovsky pipe rolling plant» and to represent the Open Joint Stock Company «Nizhnedneprovsky pipe rolling plant» in the State Committee on securities and stock market.

Results of voting were announced by the chairman of the counting board, Mr. Grodensky M.A.:

According to protocol No. 9 of the meeting of the counting board, shareholders and their representatives, who had 20 857 616 votes and also persons, who were in possession of 31 649 980 shares of the additional issue participated in voting on this motion. That amounts to 31649980 votes. All in all, 52 507 596 votes participated in voting on this motion.

VOTED:

«Yeas» - 43 817 619 votes that amounts to 83.45 %;

«Nays» - 7 835 249 votes that amounts to 14.92 %;

«Abstained» - 854 702 votes that amounts to 1.63 %;

«Did not take part in voting» - 26 votes.

The decision is accepted by the majority of votes shareholders and their representatives and also persons, who are in possession of the additional issue shares.

IV. Concerning the fifth item of the agenda:

LISTENED to:

The report of the Director on staff and social development, Jarlik A.B., on approval of the registrar of the Company.

(Report is attached)

The lecturer has proposed the project of the decision on the given issue.

There were no other proposals in the secretariat on the given item of the agenda and the proposed project of the decision.

The proposed project of the decision is put to vote. It is proposed to the counting board to carry out calculation of votes.

RESOLVED:

1. To approve the registrar of shareholders of the Company OJSC "Alpha – invest".

2. To entrust the registrar, SJB "Credit – Dnepr" to hand over the shareholders' register of the Open Joint Stock Company «Nizhnedneprovsky pipe rolling plant» to the registrar, OJSC "Alpha – invest".

3. To establish the date of closing of the shareholders' register of the Open Joint Stock Company «Nizhnedneprovsky pipe rolling plant» in connection with its transfer - March 30, 2001.

4. To assign the Board of the Open Joint Stock Company «Nizhnedneprovsky pipe rolling plant» with the commission of making contract on performance of the shareholders' register of the Company OJSC "Alpha – invest".

Results of voting were announced by the Chairman of the counting board, Mr. Grodensky M.A.:

According to protocol No.10 of the meeting of the counting board, shareholders and their representatives, who have 20 857 616 votes participate in voting on this motion.

VOTED:

«Yeas» - 18 381 413 votes that amounts to 88.13 %;

«Nays» - 285 889 votes that amounts to 1.37 %;

«Abstained» - 2 190 301 votes that amounts to 10.5 %;

«Did not take part in voting» - 13 votes.

The decision is accepted by the majority of votes.

V. Concerning the sixth item of the agenda:

LISTENED to:

Mr. Parusnikova V.B.'s report on amendments to the charter of the Company.

(Report is attached).

The lecturer has proposed the project of decisions on the given issue:

1. To amend the Charter of the Open joint-Stock Company «Nizhnedneprovsky pipe rolling plant» as follows and approve the following:

1. Item 5.1 of the Charter should be read as follows:

" The Authorized Fund of the Company constitutes 13 471 250 (thirteen millions four hundred seventy one thousand two hundred fifty) hrivnas. "

2. Item 5.2 of the Charter should be read as follows:

" The Authorized Fund is divided to 53 885 000 (fifty three million eight hundred eighty five thousand) ordinary nominal shares with the nominal value of 0.25 hrivnas each. "

3. Item 7.1 of the Charter should be read as follows:

" Profit of the Company is received from receipts from economic activity after funding of expenses for purchase of raw materials and payments to employees, and also taxes and other payments to the budget that are stipu-

lated by the legislation of Ukraine. The net profit received after the funding of the above accounts should remain in complete disposal of the Company. "

4. Item 7.3 of the Charter should be read as follows:

" The Company has the right to form Reserve funds following the decision of the general meeting of shareholders, funds stipulated by the legislation should be obligatory formed at the rate stipulated by the legislation.

The purpose and the size of reserve funds, condition of their creation, should be approved annually by the general meeting of shareholders.

Procedure of formation and use of reserve funds should be determined by the Supervisory Committee.

Expenditure of reserve funds resources should be realized by the Board as agreed with the Supervisory Committee. "

5. Item 7.3.1 of the Charter should be excluded.

6. Item 7.3.2 should become item 7.4 and read as follows:

"Dividends on shares should be paid to the shareholders depending on the results of the calendar year once a year in proportion to the number of shares that belong to them within limits of the fund approved by general meetings of shareholders. "

7. Item 7.4 of the Charter should be excluded

8. Subitem b) of item 8.2.2 should be read as follows:

"Election and recall of the members for the Joint-Stock Company (Supervisory Committee), election and recall of candidates into the members of the Supervisory Committee ".

9. The subitem e) of item 8.2.2 should be read as follows:

"Election and recall of members of the Auditing Committee, candidates into the members of the Auditing Committee ".

10. Item 8.3.3 of the Charter should be read as follows:

"The Supervisory Committee should from elect the chairman and the vice-president for the term of office which answers the terms of their commissions in the Supervisory Committee".

11. Item 8.3.4 of the Charter should be read as follows:

"Members of the Supervisory Committee and its candidates may not be members of the Board, members of the Auditing Committee and candidates to members of the Auditing Committee ".

12. Item 8.3.5 of the Charter should be read as follows:

"Members of the Supervisory Committee are the officials of the Company ".

13. Item 8.3.6 of the Charter should be read as follows:

"The Supervisory Committee has the right to:

- Control activity of the Board;
- Consider reports of the Board and officials of the Management of the Company;
- Approval of the use of the reserve funds created by the Company, approval of the use of resources of reserve funds by the Board according to their purposes;
- Approval of local normative statements (regulations), except for the list of staff and duty regulations for employees that are approved by the Board;
- Coordination of the Board's decisions concerning determination of payment conditions of the heads of subsidiary production units, branches, representations, and persons, who are authorized to supervise operation of parts in other Companies (enterprises, associations);
- Joint with the Board approval of organizational structure of the Company;
- Approval of decisions on purchase and disposal of shares and bonds, except for cases of the Company's purchasing of its own shares;
- In the periods between the general meetings of shareholders, dismissal of the Chairman of the Board and members of the Board by their initiative and in case of impossibility of further fulfillment of their duties and for the purpose of appointment of new Heads of the Board and members of the Board for the period of time till the next general meeting of shareholders;
- Decision making on participation in merger of enterprises, except for cases referred to competency of the general meeting of shareholders;
- Decision making on investments of the Company;
- Determination of payment conditions of the Chairman and members Board of the Company, signing of the contract with the Chairman of the Board – Director General;
- Decision making on granting the Company's property as security;
- Decision making on issue of warranties and guarantees;
- Organization of extraordinary inspections and auditor checks of financial and economic activity of the Company;
- Approval of the Board's decisions on appointment of persons authorized by the Company to realize management of the affiliated enterprises, branches, representations and parts in other companies (enterprises, associations), approval of decisions on behalf of the owner regarding management of the corporate rights in relation to branches, industrial companies and associations, except for issues on creation, reorganization and liquidation of branches;

- Approval of decisions on the necessity of convocation of the extraordinary general meeting of shareholders;

- Formation of the agenda of extraordinary meetings of shareholders that are convoked by the written request of the Supervisory Committee;

- Coordination of the Board's actions concerning preparation and realizations of general meetings of shareholders;

- Consideration of reports, balances of the Company for the appropriate accounting period specified by the Board, reports of the Auditing Committee by results of annual and other inspections of the Company;

- Control over fulfillment of decisions of the general meeting of shareholders;

- Approval of decisions on the lend-lease of the property of the Company;

- Approval of decisions on long credits of the Company;

- Coordination of the Board's decisions concerning granting of short-term liabilities in aggregate for the amount which exceeds 5 percent of the size of assets of the Company without accounts payable determined on the last accounting date;

- Approval of decisions on participation of the Company in joint ventures;

- Joint the Board acceptance of decisions on granting authorities to act without the power of attorney on behalf of the Company to separate members of the Board;

- Coordination of decisions concerning appointment and dismissals of deputies of the Director General of the Company, chiefs of structural subdivisions, which are directly subordinate to the Board, Deputies of the Director General;

- In the period between the general meetings of shareholders, election of candidates intothe members of the Supervisory Committee by the members of the Supervisory Committee;

- In the period between the general meetings of shareholders, election of candidates into members of the Auditing Committee by the members of the Auditing Committee;

- Approval of terms and conditions of book-keeping of the register of proprietors of nominal securities".

14. Item 8.3.7 should be read as follows:

"Meetings of the Supervisory Committee are convoked when needed. Meetings of the Supervisory Committee are valid if more than half of the elected members of the Supervisory Committee are present at the meeting.

Decisions of the Supervisory Committee are accepted by the simple majority of votes of the members of the Supervisory Committee present at the meeting of the Supervisory Committee. Each member of the Supervisory Committee has one vote. In case of equality of votes, the chairman of the Supervisory Committee has the right of the casting vote. Candidates into the members of the Supervisory Committee have the right of participations in the meetings of the Supervisory Committee with the advisory vote.

The decision of the Supervisory Committee may be accepted by way of written questioning. In this case, decisions are considered accepted, if the working majority of the members of the Supervisory Committee have voted for it.

In case of impossibility of presence at the meeting of the Supervisory Committee, the member of the Supervisory Committee can transfer his authorities on participation in the meeting of the Supervisory Committee to some other member of the Supervisory Committee. "

15. Add item 8.3.8 to the Charter of the following contents:

"A member of the Supervisory Committee in office has the right to file application on early

termination of his authorities. In the event that the member of the Supervisory Committee has filed application to the Supervisory Committee on early termination of the authorities, he is considered as dismissed from the structure of the members of the Supervisory Committee from the date of submission of such application. In case of death of the member of the Supervisory Committee, he is considered as withdrawn from the structure of the members of the Supervisory Committee in connection with the death.

The Supervisory Committee approves a decision on election of the candidates into the members of the Supervisory Committee as the members of the Supervisory Committee instead of the ones, who have been dismissed or withdrawn for the term up to the following general meeting of shareholders, which will discuss the issue of election of the member of the Supervisory Committee.

16. Item 8.4.1 of the Charter of the Company should be read as follows:

"The Executive Board of the Company, which would realizes management of its current activity is the Board. The Board includes the following members: the Chairman of the Board - the Director General and 10 members of the board, one of which is the Vice-President of the Board.

The Chairman of the Board and members of the Board are elected and withdrawn by the general meeting of shareholders. They are elected for the term up to the next general meeting of shareholders. If the next general meeting of shareholders will not consider the issue on recall of the indicated persons or the decision on their recall will not be accepted, term of their authorities is considered prolonged up to the next general meeting of shareholders. The aggregate term in office of the Chairman of the Board and its members is not limited. In the period between the general meetings of shareholders, the Chairman of the Board and members of the Board, by their own initiative, may be dismissed from fulfillment of their duties as members by the Supervisory Committee. In this case, the Supervisory Committee appoints some other person to the position of the Chairman of the Board and members of the Board with the term of office up to the following general meeting of shareholders, where the issue on election of the

planned by the Supervisory Committee or the new member of the Board as the Chairman of the Board should be approved."

17. Item 8.4.5 of the Charter of the Company should be read as follows:

"The Supervisory Committee signs the contract with the Chairman of the Board elected by general meeting of shareholders for the term till the next general meeting of shareholders. On behalf of the Supervisory Committee, the contract should be signed by the Chairman of the Supervisory Committee."

18. Item 8.4.11 of the Charter should be excluded.

1. The first paragraph, item 8.5.3 of the Charter should be read as follows:

"The Auditing Committee consists 7 members of the Committee and 2 candidates into the members of the Auditing Committee, who are the shareholders of the Company and who are elected by the general meeting of shareholders for the period of 3 years. Members of the Auditing Committee elect the Chairman of the Auditing Committee from its members. Members of the Auditing Committee and candidates into the members of the Auditing Committee may be withdrawn from the Committee before the appointed time by the decision of the general meeting of shareholders."

19. To add to the Charter the following item 8.5.7 and item 8.5.7. should be considered as item 8.5.8:

"The Auditing Committee makes decisions on its authority at meetings of the Auditing Committee. The meeting of the Auditing Committee should be considered valid if more than a half of its elected members is present together with the Chairman of the Committee.

The decision of the Auditing Committee is accepted by the simple majority of votes from the members of the Auditing Committee present at the meeting. Each member of the Auditing Committee has one vote. In case of equality of votes, the Chairman of the Auditing Committee has the right of the casting vote."

20. Item 8.5.8 of the Charter should be added by the paragraph of the following contents:

"The Supervisory Committee accepts a decision on election of the candidates into the members of the Auditing Committee into the members of the Auditing Committee for the term till the next general meeting of shareholders instead of the members of the Auditing Committee, who have left between the general meetings of shareholders. The decision on the issue of election of the member of the Auditing Committee should be approved by the general meetings of shareholders."

21. The title of article 9 of the Charter should be read as follows:

"The record-keeping and reporting of the Company".

22. The first paragraph of item 11.3 should be read as follows:

"Wages to the Company's employees should be carried out at the expense of the Company's resources. The company has the right to use the tariff-free system of payment and independently regulate and determine its use ".

2. Entrust the Board of the Company to register the approved amendments to the Charter of the Open Joint Stock Company "Nizhnedneprovsky pipe rolling plant" according to the current legislation of Ukraine and to represent the Company in registering bodies, and the Chairman of the meeting to sign changes in the Charter.

3. The Supervisory Committee pursuant to its authorities should introduce the respective amendment to the local normative regulating documents of the Company (regulations).

4.It should be determined that prior to entering of respective amendments into the local normative regulating documents of the Company (regulations) by the Supervisory Committee they should be valid if the do not contradict to the Charter of the Company.

In secretariat has not received any other motions on the given item of the agenda and on the proposed project of decisions.

The proposed project of decisions is put to vote. It is proposed to the counting board to carry out calculation of votes.

The word for announcement of results of voting is given to the Chairman of the counting board, Mr. Grodnesky M.A.:

By results of voting and according to protocol No.11 of the meeting of the counting board, it was

RESOLVED:

1. To approve the suggested decisions on introduction of changes into the Charter of the Company.

Shareholders and their representatives, who have 20 857 616 votes according to t registry-book o shareholders, participated in voting on this motion.

VOTED:

«Yeas» - 16 563 598 votes that amounts to 79.41 %;
«Nays» - 3 702 553 votes that amounts to 17.75 %;
«Abstained» - 591 452 votes that amounts to 2.84 %;
«Did not take part in voting» - 13 votes.

The decision is accepted by the qualified majority of votes.

VI.For the seventh item of the agenda:

LISTENED to:

The report of the secretary of the Supervisory Committee, Mlinarich L.V. on recall and election of separate members of the Supervisory Committee. *(Report is attached).*

The lecturer has proposed the projects of decisions on the given item. She proposed to vote for the list for the recalled members of the Supervisory Committee, for election of the candidatures into the members of the Supervisory Committee, for each candidature separately.

The secretary has not received any other proposals on the given item of the agenda, on the proposed projects of the decisions and on the voting procedure on these projects of decisions.

Proposed projects of decisions are put to vote.

It is proposed to the counting board to carry out calculation of votes.

RESOLVED:

1. To withdraw from the Supervisory Committee some of its members, namely:

- The shareholder of the private small innovation enterprise, firm "Interpipe" represented by Mr. Kirichko Alexander Ivanovich;
- The shareholder of the Ukrainian - Cyprian limited company with foreign investments, firm Bipe Co., Ltd" represented by Mrs. Mlinarich Lily Victorovna;
- The shareholder the Company «WOOD & COMPANY» represented by Mr. Korol Nikolay Eduardovich;
- The shareholder Deliergiev Victor Vladimirovich.

Voting on the recall of the members of the Supervisory Committee was conducted according to the list. The results of voting were announced by the chairman of the counting board, Mr. Grodensky M.A.:

According to protocol No.12 of the meeting of the counting board, shareholders and their representatives, who have 20 857 616 votes participated in voting on this motion.

VOTED:

«Yeas» - 20 198 156 votes that amounts to 96.84 %;
«Nays» - none
«Abstained» - 659 447 votes that amounts to 3.16 %;
«Did not take part in voting» - 13 votes.
The decision is accepted by the majority of votes.

RESOLVED:

2. To elect the following members into the Supervisory Committee of the Company:

- The shareholder of the Company «Bridmar Investments Ltd» represented Mr. Vraneshich Alexander Alexandrovich;
- The shareholder of the closed joint-stock company "AbiCO" represented by Mrs. Parusnikova Victoria Borisovna;
- The shareholder of the private small innovation enterprise, firm "Interpipe" represented by Mr. Kirichko Alexander Ivanovich;
- Shareholder Deliergiev Victor Vladimirovich.

Voting on election of the members of the Supervisory Committee was conducted by each candidature separately.

Results of voting were announced by the chairman of the counting board, Mr. Grodensky M.A.:

According to protocol No.13 of the meeting of the counting board, results of voting on election of the members of the Supervisory Committee by each candidature separately were as follows:

Voting on election of the shareholder of the Company «Bridmar Investments Ltd» represented Mr. Vraneshich Alexander Alexandrovich;

Shareholders and their representatives, who have 20 857 616 votes participated in voting on this motion.

VOTED:

«Yeas» - 18 496 592 votes that amounts to 88.68 %;
«Nays» - 2 715 votes that amounts to 0.01 %;
«Abstained» - 2 358 296 votes that amounts to 11.31 %;
«Did not take part in voting» - 13 votes.
The decision is accepted by the majority of votes.

Voting on election of the shareholder of the closed joint-stock company "ABiCO" represented by Mrs. Parusnikova Victoria Borisovna;

Shareholders and their representatives, who have 20 857 616 votes participated in voting on this motion.

VOTED:

«Yeas» - 18 496 592 votes that amounts to 88.68 %;
«Nays» - 2 715 votes that amounts to 0.01 %;
«Abstained» - 2 358 296 votes that amounts to 11.31 %;
«Did not take part in voting» - 13 votes.
The decision is accepted by the majority of votes.

Voting on election of the shareholder of the private small innovation enterprise, firm "Interpipe" represented by Mr. Kirichko Alexander Ivanovich;

Shareholders and their representatives, who have 20 857 616 votes participated in voting on this motion.

VOTED:

«Yeas» - 18496 592 votes that amounts to 88.68 %;

«Nays» - 2 715 votes that amounts to 0.01 %;

«Abstained» - 2 358 296 votes that amounts to 11.31 %;

«Did not take part in voting» - 13 votes.

The decision is accepted by the majority of votes.

Voting on election of the shareholder Deliergiev Victor Vladimirovich.

Shareholders and their representatives, who have 20 857 616 votes participated in voting on this motion.

VOTED:

«Yeas» - 18 496 592 votes that amounts to 88.68 %;

«Nays» - 3 715 votes that amounts to 0.02 %;

«Abstained» - 2 357 296 votes that amounts to 11.3 %;

«Did not take part in voting» - 13 votes.

The decision is accepted by the majority of votes,

VII. For the eighth item of the agenda:

LISTENED to:

The report of the Finance and Economy Director Trojan O.S. on distribution of the profit of the Company earned in 2000 and payment of dividends. *(Report is attached).*

The lecturer has proposed the project of the decision on the given issue. The secretary has not received other proposals on the given item of the agenda and the project of the decision.

The proposed project of the decision is put to vote. It is proposed to the counting board to carry out calculation of votes.

RESOLVED:

1. To approve distribution of the net profit by results of financial economic activity in 2000

2. To pay dividends by the results of financial and economic activity of the Company in 2000.

3. To approve the proposed size of dividends for 1 share - 32 copecks (without the tax on dividends) and the following procedure of their payment:

3.1. Term of payment of dividends - from April 23 till December 31, 2001.

3.2. Payment of dividends should be carried out as follows:

3.2.1. To shareholders-legal persons - by non-cash transfer to the repayment account indicated in the registration form.

3.2.2. To nominee holders - by non-cash transfer on repayment account of the nominee holder for the subsequent transfer to the money accounts of securities holders.

3.2.3. To shareholders – individuals – by the method indicated in the registration form, namely:

a) To workers of plant and retired workers or by the decision of the VTEC:

- Through the cash department of the plant;
- Through cash department of the AB "Credit Dnepr";
- By mail transfer to the home address;
- By transfer to the current account with a bank.

b) To other shareholders - individuals:

- Through cash department of the AB "Credit Dnepr";
- By mail transfer to the home address;
- By transfer to the current account with a bank.

3.2.4. Shareholders-non-residents of Ukraine should receive their dividends to their dollar accounts depending of the NBU dollar exchange rates on the day of payment.

4. The established term and dividends payment procedure should be published in newspapers "Uryadovy courier", "Dnepr vecherny" and "Pridneprovsky metallurg".

Results of voting were announced by the chairman of the counting board, Mr. Grodensky M.A.:

According to protocol No.14 of the meeting of the counting board shareholders and their representatives, who have 20 857 616 votes participated in voting on this motion.

VOTED:

«Yeas»No. 18 496 592 votes that amounts to 88.68 %;

«Nays» - none;

«Abstained» - 2 358 296 votes that amounts to 11.31 %;

«Did not take part in voting» - 2 728 votes that amounts to 0.01 %

The decision is accepted by the majority of votes.

General meeting of shareholders of open joint-stock company "Nizhnedneprovsky pipe rolling plant" is **announced closed**

Chairman of the meeting	(Signature)	Deliergiev V.V.
Secretary of the meeting	(Signature)	Tertychko V.D.

Seal

Adequate to the original

Signatures

A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

The State Committee on securities and stock exchange

OJSC "NTZ"	05393116 .
(issuer's name)	(Code by UDRPOU)

This sheet testifies that the report of 2002, in the attached electronic and printed forms is properly compiled and information is true.

Date of the report **April 21, 2003** Check sum of the report 2248527187

Chairman of the Board Director General	Signature	Esaulov Gennadiy Alexandrovich
(Position)		(Name)

Seal

April 21, 2003.

Identification code **05393116** KC **0**

The report is approved:

Head of the Board Directors –
Director General ______________________________ Esaulov Gennadiy Alexandrovich
(position) (Signature) (name)

Seal

Date	April, 21, 2003

Contact person for made report:

Position, department	Head of the investment section, financial and economic service
Name/first name	Bondarenko Lyudmila Grigorevna
Code/phone/fax	0562 35 91 63 34 94 66
e-mail	io@ntz.dp.ua

REPORT OF OPEN JOINT STOCK COMPANY (PLANT - BONDS ISSUER)

Made for:	January, 01, 2003
Issuer:	OJSC "NTZ"

Adopted: ____________________ ______________________________
(signature) (name of executor)

		Date of report adoption	
		Registered number	4
Total amount	2248527187	**Notes**	

Identification code **05393116** KC **0**

LIST OF DOCUMENTS, THAT ARE INCLUDED INTO REPORT

Form code	Form name	Audit amount
	Regular information of the issuers	
DOD_2(n)	Report title sheet	0
DOD_3(n)	Information on financial and economic activity that is published by the issuer in newspapers	3535467447
DOD_2	Main report on the issuer	2065911331
DOD_2A	(24995460) Continuation. Information on legal entities the services of which are used by the issuer	311706152
DOD_2A	(31154676) Continuation. Information on legal entities the services of which are used by the issuer	2171072940
DOD_2A	(25642478) Continuation. Information on legal entities the services of which are used by the issuer	4637663
DOD_2A	(21653500) Continuation. Information on legal entities the services of which are used by the issuer	2900365517
DOD_2A	(21644227) Continuation. Information on legal entities the services of which are used by the issuer	1753627712
DOD_2A	(14305178) Continuation. Information on legal entities the services of which are used by the issuer	1187085126
DOD_2A	(19149414) Continuation. Information on legal entities the services of which are used by the issuer	2565174662
DOD_2A	(24942296) Continuation. Information on legal entities the services of which are used by the issuer	3578653663
DOD_2A	(14352406) Continuation. Information on legal entities the services of which are used by the issuer	3459508697
DOD_3	Report on the issuer's securities	912470297
DOD_6	Business description	1074234226
DOD_5	Information on property status and financial and economic	1509334528
DOD_6A	Business description (text part)	0
DOD_7	Covering page	0
	Financial reports	
ZV_R_GK1	2000- report on movement of funds (1)	2702163564
ZVIT_V_K	Report on the owned capital	407019116
ZV_O_C_P	Report on issue, sale and circulation of securities	1730888263
PRIM_ZV	Notes to annual reporting	2796945390
F1_5	2000 – Balance – sheet (1)	3710214089
F2_4	2000 – Report about financial results (1)	2526752468

The report is added with:

№№	Documents name	File name
1	Audit results, issued by "Insider- Center Ltd"	
2	Information about financial position of JSC "NTZ"	
3	Minutes of the last shareholders' meeting	
4	Sheet dated April 21, 2003 No. 91-211	
5		

Head of the Board Directors –
Director General

Esaulov Gennadiy Alexandrovich

(position)

(name, first name)

(Signature)

Seal

April, 21, 2003

INFORMATION ON FINANCIAL AND ECONOMIC ACTIVITY THAT IS PUBLISHED BY THE ISSUER IN MEDIA

Issuer's name	Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant"
Code by UDRPOU	05393116
Number of the certificate on state registration	05393116
Date of the certificate on state registration	28/12/1994
Issuer's location (mail address)	21, Stoletova Street, Dnepropetrovsk, 49081, Ukraine
Telephone	0562 35-93-01
Fax	34-90-99
E-mail	info@ntz.dp.ua
Main kinds of activity	**(name)**
12140	Production of pipes
71212	Apothecaries' units
95130	Designing organizations considered as scientific
91514	Polyclinic establishments
61124	Installation works
61134	Start and adjustment organizations
Number of shareholders	9945
Number of employees by the end of the accounting Period	11156
Authorized Fund (thousand hrivnas)	13471.3
Par value of the share	0.25
Number of common shares	53885000
Percentage of common shares in the Authorized Fund	100.00
Number of preference shares	0
Percentage of preference shares in the Authorized Fund	0
Total number of the outstanding binds with par value *thousand hrivnas)	0
Date of the last meeting of the shareholders (for OJSC "NTZ"	September 27, 2002
Contact address for information on the issuer's report	21, Stoletova Street, Dnepropetrovsk, 49081, Ukraine
Date of the beginning of the dividends payment (if any)	June 20, 2002
Date of the end of the dividends payment	December 31, 2002
Date of the beginning of bond interests payment	0
Date of the end of bond interests payment	0
Date of bonds redemption	0

Legal persons, which render services to the issuer	Name	Location	License number (permit)
Issuer's registrar	Company with limited liability "Alpha-Invest"	Office 96, 17 Lenina Street, Dnepropetrovsk, 49600, Ukraine	AA 241048
Securities keeper	N/A	N/A	N/A
Issuer's depositary	N/A	N/A	N/A
Securities traders with concluded agreements	N/A	N/A	N/A

Identification code **05393116** KC **3535467447**

Legal persons, which render services to the issuer	Name	Location	License number (permit)
Legal persons, which are authorized by the issuer to sell (buy) the securities	N/A	N/A	N/A
Legal persons, which are authorized by the issuer the pay income for its securities	Commercial bank "Credit-Dnepr"	17 Lenina Street, Dnepropetrovsk, 49600, Ukraine	70
Auditors (auditing company), which render auditing services to the issuer	Auditing firm "Insider-Center"	29-A, Yaberzhnaya Lenina, Dnepropetrovsk, 49600, Ukraine	2459

Basic indices of financial and economic activity

Index description	Period	
	Accounting	Previous
Net profit (proceeds) from sale of products (goods, works, services) (thousand hrivnas)	1331724.0	1352712.0
Costs of products manufacture (goods, works, services) (thousand hrivnas)	1223239.0	1042345.0
Net profit (losses) (thousand hrivnas)	16672.0	177761.0
Non-current assets (thousand hrivnas)	570818.0	520951.0
Current assets (thousand hrivnas)	466673.0	495150.0
Long-term liabilities (thousand hrivnas)	95.0	6333.0
Current liabilities (thousand hrivnas)	150165.0	137734.0
Par of the net profit used for payment on the preference shares dividends (thousand hrivnas)	0	0
Number of common shares	53885000.0	44407145.0
Net profit per one common share (hrivnas)	0.30940	4.00298
Dividends per one common share (hrivnas)	0.14000	0.32000
Total resources used to redeem shares for the accounting period (thousand hrivnas)	0	0
Number of shares redeemed by the issuer for period	0	0
Total resources used to redeem bonds for the accounting period (thousand hrivnas)	0	0
Total percents paid for the bonds (thousand hrivnas)	0	0
Number of bonds redeemed by the issuer for the period	0	0

In the section "Information on financial and economic activity that is published by the issuer in media" there is no information on:

1.

- Number of preference shares;
- Percentage of preference shares in the Authorized Fund;

2.

- Total number of outstanding bonds of par value (thousand hrivnas);
- Date of report beginning and end of bond dividends payment;
- Date of bonds redemption;
- Total resources used by the issuer to redeem bonds for the period (thousand hrivnas);
- Total percents of paid off bonds (thousand hrivnas);

- Number of bonds redeemed by the issuer for the period;
- The company did not issue bonds;

3.

- Total resources used by the issuer to redeem shares for the period;
- Number of systems redeemed by the issuer for the period;
- The company did not redeem shares.

In the whole section, there is no information on the securities keeper; issuer's depository; securities traders with agreements; legal persons authorized by the issuer to sell buy its securities because the company does not use services of the above-listed organizations.

BASIC INFORMATION ON THE ISSUER

Identification details, location and contact telephone numbers of the issuer

Full name	Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling plant"
Short name	OJSC "NTZ"
Pattern of ownership	Open Joint-Stock Company
Code according to USREOU	05393116
Code of the territory according to KOATUU	1210137200
Territory (region)	Dnepropetrovsk
City district	Industrialny
Mail code	49081
City (town)	Dnepropetrovsk
Street, building	Stoletova 21
National number code and phone number	0562 35-93-01
Fax	34-90-99
E-mail	info@ntz.dp.ua
WWW- address	www.ntz.com.ua

Information on the state registration of the issuer

Certificate number	05393116
Issue date	December 28, 1994
Body that issued the certificate	Executive Committee of Dnepropetrovsk Municipal Council of People's Deputies
Registered Authorized Shares Capital	13 471 250.00

Bank of the issuer

Bank name (bank branch), of the issuer's main settlement account	AB "CREDIT-DNEPR" Dnepropetrovsk
Bank's MFO	305749
Bank name (bank branch), of the issuer's main currency account	AB "CREDIT-DNEPR" Dnepropetrovsk
Bank's MFO	305749

Main kinds of activity

Code according to ZKGNG	Kind of activity
12140	Pipe production
71212	Pharmaceutical establishments
95130	Designing organizations referred to as scientific establishments
91514	Polyclinic establishments
61124	Installation works
61134	Start and adjustment organizations

Information on license (permits) to particular kinds of activity

Kind of activity	License number (permit)	Date of issue	State body that issued the certificate	Licenses (permit) expiry date
Medical services	AA No.121788	03/07/2001	Ministry of Health of Ukraine	03/07/2003
Retail sale of medicine	AA No.011529	23/02/2001	The State Department on control over quality, safety and manufacture of medicine and medical items	07/12/2003
Vocational training and education	AA No.232126	31/10/2001	Ministry of Education of Ukraine	01/07/2006
Right to use the ground radio stations for mobile communication.	No.5393116 UV0070	23/11/1998	The State Inspection on communications in the Dnepropetrovsk region	23/11/2003
Right to use the ground radio stations for mobile communication.	No.5393116 UV0005	21/11/1998	The State Inspection on communications in the Dnepropetrovsk region	21/11/2003
Retail sale of alcohol	AA No.505773	23/09/2002	The Dnepropetrovsk regional Management of the state control over manufacture of alcohol and tobacco.	23/09/2003
Retail sale of tobacco	AA No.505322	23/09/2002	Department of excise tax and control of manufacture and output of excise goods.	23/09/2003

Information on the issuer association with other enterprises

Name	Location (mail address)
Association:	
Corporations:	
"Scientific-production investment group "INTERPIPE"	1-A, Pisarzhevskogo Street, Dnepropetrovsk, 49605, Ukraine
Consortiums:	
Close Joint-Stock Company "Inter-industry Consortium "INTERSPLAV"	Building 1, 10, Groyvoronskaya Street, Moscow, Russia, 109518

Name	Location (mail address)
Other association by branch, territorial and other principles:	
Close Joint-Stock Company "PERVOMAYSKE"	8, Plekhanova Street, Dnepropetrovsk, Ukraine, 49056
Ukrainian-Chinese company with limited liability and foreign investments "BOMONSHA"	21, Stoletova Street, Dnepropetrovsk, Ukraine, 49081
Close Joint-Stock Company "MARATON"	2, Medichna Street, Dneprodzerzhinsk, Ukraine, 51931
Ukrainian-Slovak Production-Trade Joint Venture "EUROPULSE – UKRAINE"	4, Kiril ta Mephodiy Street, Uzhgorod, Ukraine, 29445
Ukrainian-Russian company with limited liability "LASTIVKA"	21, Stoletova Street, Dnepropetrovsk, Ukraine, 49081
Ukrainian-Israeli company with limited liability and foreign investments "DNEPROVICA"	21, Stoletova Street, Dnepropetrovsk, Ukraine, 49081
Company with limited liability, advertising company "KURS"	Office 175, 99 Gagarin Avenue, Dnepropetrovsk, Ukraine, 49600
Close corporation "TRUBOIMPEX"	Building 3,Office 19, Velika Filevskaya Street, Moscow, Russia, 121309
Close Joint-Stock Company, Commercial Bank "CREDIT-DNEPR"	17, Lenina Street, Dnepropetrovsk, Ukraine, 49600
Open Joint-Stock Company "DNEPROPETROVSKY VTORMET"	1, Lipovaya Street, Dnepropetrovsk, Ukraine, 49057
Association "UKRTRUBOPROM"	1, Lenin Sq., Dnepropetrovsk, Ukraine, 49600
"CHAKRADHARI WHEELS PRIVATE LIMITED"	D-60/1, East of Kailash, New Delhi, 110065
Egyptian-Ukrainian Co. for Tractors & Pipes "EUT&P"	18, El Obour Building, Salah Salem Street, Cairo, Egypt
"ITALUKRAINE TUBI" LTD COMPANY	Via G. Silva, Monza (MI), Italy, 34-20052

Information on owners of the issuer's registered shares

Number of shareholders (founders) – legal entities	56
Part of shares that belong to legal entities from their total number(percents)	86.18
Number of shareholders (founders) – individuals	9889
Part of shares that belongs to individuals from their total number (percents)	13.82
Number of the ordered forms of the securities certificates (pieces)	15000
Including: - Share certificates	15000
- Bond certificates	0
Number of issued certificates (pieces) of securities including:	5048
- Share certificates	5048
- Bond certificates	0

Information on the number of employees and their wages

Items	Actually for the period
Average number of regular authorized employees (persons)	11156
Average number of the freelance employees and by-workers (persons)	34
Average number of the part-time employees (persons)	6
Salary Fund – total (thousand hrivnas)	91486.7

Information on the Officials of the issuer

No.	Position	Family name, name, surname	Date of birth	Education	Years in the executive position	Enterprise name and previously occupied position
1	Head of the Board of Directors	Esaulov Gennadiy Alexandrovich	1951	Higher	9	OJSC "NTZ", Head of the Board of Directors – Director General
2	Deputy-Head of the Board of Directors	Deryugin Alexander Alexandrovich	1942	Higher	27	OJSC "NTZ", Chief Engineer
3	Member of the Board of Directors	Plokhiy Maria Vasilievna	1939	Specialized-secondary	32	OJSC "NTZ", Chief Accountant
4	Member of the Board of Directors	Kozlovskiy Alfred Ivanovich	1929	Higher	45	OJSC "NTZ", Development Director – Director of the Development Institute
5	Member of the Board of Directors	Erak Vladimir Nikolaevich	1967	Higher	5	OJSC "NTZ", Head of Martin shop
6	Member of the Board of Directors	Yalik Anatoliy Borisovich	1946	Higher	28	OJSC "NTZ", Personnel Director
7	Member of the Board of Directors	Gorb Evgeniy Vasiljevich	1959	Higher	20	OJSC "NTZ", Director on Commerce and Finance
8	Member of the Board of Directors	Taraseev Alexey Michaylovich	1971	Higher	8	OJSC "NTZ", Finance and Economy Director
9	Member of the Board of Directors	Cherkashchenko Yuriy Volodimirovich	1951	Higher	27	OJSC "NTZ", Deputy Purchasing Director

No.	Position	Family name, name, surname	Date of birth	Education	Years in the executive position	Enterprise name and previously occupied position
10	Member of the Board of Directors	Marchenko Volodimir Porphirovich	1946	Higher	34	OJSC "NTZ", Deputy Chief Engineer, Production Director
11	Member of the Board of Directors	Akhremenko Vitaliy Alexeevich	1953	Higher	9	OJSC "NTZ", Security Director
12	Head of the Auditing Committee	Melikadze Alexey Alexandrovich	1938	Higher	38	OJSC "NTZ", Head of the information technologies and communications Department
13	Chairman of the Supervisory Board	Kirichko Alexander Ivanovich	1965	Higher	10	Corporation "Interpipe", Adviser of the Chairman of the Board of Directors
14	Deputy-Chairman of the Supervisory Board	Deliergeev Victor Volodimirovich	1950	Higher	15	OJSC "NTZ", Specialist of 1st Category on public relations and media.
15	Member of the Supervisory Board	Troyan Olga Sergeevna	1959	Higher	8	Corporation "Interpipe", Deputy Head of the financial administration
16	Member of the Supervisory Board	Parusnikova Victoria Borisovna	1961	Higher	7	Auditing company with limited liability "VDT - Audit", Deputy Director.
17	Member of the Supervisory Board	Besednov Sergey Victorovich	1959	Higher	13	OJSC "NTZ", Head of the wheel-rolling shop
18	Member of the Supervisory Board	Vraneshich Alexander Alexandrovich	1973	Higher	5	"NCH ADVISORS", Investments Advisor
19	Member of the Supervisory Board	Norbert Shtadler	1945	Higher	31	"ALLIED STEEL HOLDING B.V.", Director
20	Candidate into the members of the Supervisory Board	Korotkov Andrey Mikolaevich	1965	Higher	6	Corporation "Interpipe", Head of the Management of industrial pipe-producing enterprises
21	Candidate into the members of the Supervisory Board	Zaliskiy Alexander Ivanovich	1956	Higher	19	OJSC "NTZ", Head of the pipe-rolling shop No. 5
22	Chief accountant	Plokhiy Maria Vasilievna	1939	Specialized-secondary	31	OJSC "NTZ", Chief Accountant
	Notes:	The company's officials were not persecuted by the Law for misuse of position				

Information on persons who hold 5 % and more shares of the issuer

Name of the legal entities	Code according to the USREOU	Location	Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares: Common	Common payable to bearer	Privileged	Privileged payable to bearer
"ALLIED STEEL HOLDING B.V."		The Netherlands, Arent Janszoon Ernststr.595H, 1082 LD Amsterdam	17/05/2001	12869366	23.88	12869366	0	0	0
"BLUMBERG INDUSTRIES LLC"		9, East Lockerman Street, Dover, Delawere, USA, 19901	11/05/2001	5246244	9.74	5246244	0	0	0
"ROSEN ASSET MANAGEMENT S.A."		Layer-1946, Luxemburg, 9-11 Rue de Louvighi, Princedom of Luxemburg	11/05/2001	4849650	9.00	4849650	0	0	0
Company with limited liability, firm "Kuvera"	31792801	1-A, Pisarzhevskogo Street, Dnepropetrovsk, Ukraine, 49005	31/12/2002	7643423	14.18	7643423	0	0	0
Joint-Stock Bank "ING Bank Ukraina"	21684818	5th Floor, 28, Comiterna Street, Kiev, Ukraine, 01000	30/03/2001	7762740	14.41	7762740	0	0	0
Family name, name, surname of the legal entities			Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares: Common	Common payable to bearer	Privileged	Privileged payable to bearer
			Total:	38371423	71.21	38371423	0	0	0

Identification code 05393116 KC 2065911331

Information on the number of the issuer's shares held by the issuer's officials

Position	Family name, name, surname of the Executive Official	Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares			
					Common	Common to bearer	Privileged	Privileged to bearer
Head of the Board of Directors	Esaulov Gennadiy Alexandrovich	30/03/2001	19920	0.04	19920	0	0	0
Deputy Head of the Board	Deryugin Alexander Alexandrovich	30/03/2001	15043	0.03	15043	0	0	0
Member of the Board of Directors	Plokhiy Maria Vasilievna	30/03/2001	127537	0.24	127537	0	0	0
Member of the Board of Directors	Kozlovskiy Alfred Ivanovich	30/03/2001	2014233	3.74	2014233	0	0	0
Member of the Board of Directors	Yalik Anatoliy Borisovich	30/03/2001	70362	0.13	70362	0	0	0
Member of the Board of Directors	Gorb Evgeniy Vasiljevich	30/03/2001	15955	0.03	15955	0	0	0
Member of the Board of Directors	Taraseev Alexey Michaylovich	0	0	0	0	0	0	0
Member of the Board of Directors	Cherkashchenko Yuriy Volodimirovich	30/03/2001	6218	0.01	6218	0	0	0
Member of the Board of Directors	Marchenko Volodimir Porphirovich	30/03/2001	34076	0.06	34076	0	0	0
Member of the Board of Directors	Akhremenko Vitaliy Alexeevich	30/03/2001	1000	0.00	1000	0	0	0
Head of the Auditing Committee	Melikadze Alexey Alexandrovich	30/03/2001	11181	0.02	11181	0	0	0
Chairman of the Supervisory Board	Kirichko Alexander Ivanovich							
Deputy-Chairman of the Supervisory Board	Deliergeev Victor Volodimirovich	30/03/2001	1945	0.00	1945	0	0	0
Member of the Supervisory Board	Parusnikova Victoria Borisovna							

Position	Family name, name, surname of the Executive Official	Date of registration	Number of shares	From the total number of shares (%)	Number depending on the type of shares			
					Common	Common to bearer	Privileged	Privileged to bearer
Member of the Supervisory Board	Vraneshich Alexander Alexandrovich							
Member of the Supervisory Board	Besednov Sergey Victorovich	30/03/2001	5495	0.01	5495	0	0	0
Member of the Supervisory Board	Norbert Shtadler							
Member of the Board of Directors	Plokhiy Maria Vasilievna							
		Total	2322965	4.31	2322965	0	0	0

Information on the last publication of the issuer's report

Newspaper name	"Business Ukraine"
Advance payment address	61410
Edition	13890
Date of the report release	May 24, 2002

Information on the General Meeting of Shareholders (for the OJSC)

Type of the meeting	Regular meeting	Extraordinary meeting
		x
Place of the meeting	Culture Palace "Metallurg", 27, Kosiora Street, Dnepropetrovsk ,Ukraine,49051	
Date of the meeting	September 27, 2002	
Meeting quorum (%)	87.32	
Agenda:	1. On participation in associations of enterprises and formation of Authorized Funds of Associations. 2. Recall and appointment of the Supervisory Board members. 3. Recall and appointment of the Company's Board members	

Information on dividends

Date of the register closing for payment of dividends (if any)	June 20, 2002
Date dividends payment	June 20, 2002
Expiry date for payment of dividends	December 31, 2002

Information on important events that occur during the year

Date of notice registration	Summary
May 16, 2002	Information on changes in the structure of the issuer's officials
September 29, 2002	Information on changes in the structure of the issuer's officials

NOTES:

1. To section "Information on the issuer's participation in any associations of enterprises":

- No information is submitted because the company does not make any associations and concerns with any organization.

2. To section "Information on the owners of nominal securities of the issuer":

- There is no information on number the ordered forms of the securities certificates (pieces) and information on the number of issued forms of the securities certificates related to the bond certificates because the company did not issue the bonds.

3. To section "Information on persons who hold 5 % and more of the issuer's shares":

No information on:

- The code according to USREOU - the companies "ALLIED STEEL HOLDING B.V.", "BLUMBERG INDUSTRIES LLC" and "ROSEN ASSET MANAGEMENT S.A." are the non-residents of Ukraine and consequently may not be registered with the Unified State Register of the Enterprises and Organizations of Ukraine;

- number shares depending on their kind (common payable to bearer, privileged nominal, privileged payable to bearer) – the company did not issue the privileged shares and shares to bearer.

4. To section "Information on the number of the issuer's shares held by the issuer's officials":

Taraseev Alexey Michaylovich has no shares of the OJSC "NTZ".

Kirichko Alexander Ivanovich is the representative of the private small-size enterprise "Interpipe".

Troyan Olga Sergeevna is the representative of the company with limited liability, investment company "Credit-Dnepr-Invest".

Shtadler Norbert is the representative of the company "ALLIED STEEL HOLDING B.V."

Parusnikova Victoria Borisovna is the representative the company with limited liability "ABiKO".

Vraneshich Alexander Alexandrovich is the representative of the company "BRIDMAR INVESTMENTS LTD".

Information on the Chief Accountant's part of the shares of the OJSC "NTZ" shall be found in the line No. 3 (Member of the Board of Directors - Plokhiy Maria Vasilievna).

Information on the registrar

Item	Company with limited liability "Alpha – Invest"
Legal status	Company with limited liability
Code according to UDRPOU	24995460
Code of territory according to KOATUU	
Territory (region)	Dnepropetrovsk
District	Babushkinsky
Mail address	49600
City (town)	Dnepropetrovsk
Street, building	Lenin 17/96
Country phone code and phone number	0562 36-13-54
Fax	36-13-54
E-mail	ALFA@kdb.dp.ua
WWW-address	N/V
License (permit) number for this kind of activity	AA 241048
License (permit) date of issue	October 15, 2001
State bode that issued the license	The State Committee on securities and stock exchange

Code of the territory according to KOATUU (SPATO) – 1210136600.

In section "Information on the Register" there is no information on the WWW – address because the company with limited liability "Alpha-Invest" has no its own WEB – site in the Internet.

Information on auditors (auditing companies) which render auditing services to the issuer

Item	Auditing company "Insider – Center"
Legal status	Company with limited liability
Code according to UDRPOU	31154676
Code of territory according to KOATUU	
Territory (region)	Dnepropetrovsk
District	Babushkinsky
Mail address	49600
City (town)	Dnepropetrovsk
Street, building	Naberezhnaya Lenina 29-A
Country phone code and phone number	0562 41-68-47
Fax	744-33-06
E-mail	root@insider.dp.ua
WWW-address	N/V
License (permit) number for this kind of activity	2459*
License (permit) date of issue	January 26, 2001
State bode that issued the license	Auditing Chamber of Ukraine

Code of the territory according to KOATUU (SPATO) – 1210136600.

* - The auditing company "Insider – Center" has received the certificate on its registration as the subject of the auditing activity No. 2459 dated January 26, 2001.

In section "Information on auditors (auditing companies) which render auditing services to the issuer" there is no information on the WWW – address because the auditing company "Insider – Center" has no its own WEB – site in the Internet.

Information on auditors (auditing companies) which render auditing services to the issuer

Item	"Deloitte and Tush Redginal Ukrainian Services Company"
Legal status	Representative office
Code according to EDRPOU	25642478
Code of territory according to KOATUU	
Territory (region)	Kiev
District	Podol
Mail address	01070
City (town)	Kiev
Street, building	Pritisko-Mikilska 5
Country phone code and phone number	044 490-90-00
Fax	490-90-01
E-mail	vvakht@deloitte.com.ua
WWW-address	www.deloitte.com.cy
License (permit) number for this kind of activity activity	001973
License (permit) date of issue	September 3, 1998
State bode that issued the license	Auditing Chamber of Ukraine

Code territory according to KOATUU (SPATO) – 3028500000.

Information on auditors (auditing companies) which render auditing services to the issuer

Item	"Deloitte and Tush Ridginal Consulting Services Limited"
Legal status	Representative office
Code according to USREOU	21653500
Code of territory according to KOATUU	
Territory (region)	Cyprus
District	N/V
Mail address	CY 303
City (town)	Limassol
Street, building	Makarios Avenue 256
Country phone code and phone number	5 749292
Fax	326010
E-mail	Tmahon@deloitte.com.ua
WWW-address	www.deloitte.com.cy
License (permit) number for this kind of activity	N/V
License (permit) date of issue	N/V
State bode that issued the license	N/V

Code territory according to KOATUU (SPATO) – 8038500000.

Due to the fact that "Deloitte and Tush Ridginal Consulting Services Limited" is a representative of an international organization, in section "Information on auditors (auditing companies) which render auditing services to the issuer" there is no information on the license (permit) number for this kind of activity; date of license (permit) issue; state body that issued the license; district.

Information on auditors (auditing companies) which render auditing services to the issuer

Item	Close Joint-Stock Company "Ernst and Young Ukraudit"
Legal status	Close Joint-Stock Company
Code according to USREOU	21644227
Code of the territory according to KOATUU	
Territory (region)	Kiev
District	N/V
Mail address	01001
City (town)	Kiev
Street, building	Khretshatik 19-a
Country phone code and phone number	044 490-30-00
Fax	490-30-01
E-mail	N/V
WWW-address	www.ey.com/ukraine
License (permit) number for this kind of activity	0318
License (permit) date of issue	January 26, 2001
State bode that issued the license	Auditing Chamber of Ukraine

Code of the territory according to KOATUU (SPATO) – 3028500000

In the section "Information on auditors (auditing companies) which render auditing services to the issuer" there is no information on district and e-mail state body that issued the license because this information has not been submitted to the issuer.

Information on auditors (auditing companies) which render auditing services to the issuer

Item	Company with limited liability "Ernst and Young Ukraina"
Legal status	Company with limited liability
Code according to USREOU	14305178
Code of the territory according to KOATUU	
Territory (region)	Kiev
District	N/V
Mail address	01001
City (town)	Kiev
Street, building	Khretshatik 19-a
Country phone code and phone number	044 490-30-00
Fax	490-30-01
E-mail	N/V
WWW-address	www.ey.com/ukraine
License (permit) number for this kind of activity	N/V
License (permit) date of issue	
State bode that issued the license	N/V

Code of the territory according to KOATUU (SPATO) – 8038200000.

In the section "Information on auditors (auditing companies) which render auditing services to the issuer" there is no information on district, e-mail, license (permit) number for this kind of activity; date of license (permit) issue; state body that issued the license because this information has not been submitted to the issuer.

Information on legal entities which render insurance services to the issuer

Item	Close Joint-Stock Insurance Company "Aura"
Legal status	Close Joint-Stock Company
Code according to USREOU	19149414
Code of the territory according to KOATUU	
Territory (region)	Dnepropetrovsk
District	Zhovtnevy
Mail address	49005
City (town)	Dnepropetrovsk
Street, building	Kirova 16
Country phone code and phone number	0562 33-39-97
Fax	33-39-94
E-mail	aura@a-teleport.com
WWW-address	N/V
License (permit) number for this kind of activity	*
License (permit) date of issue	
State bode that issued the license	Ministry of Finance of Ukraine

Code of the territory according to KOATUU (SPATO) – 1210136900.

* **1. License, series AA No. 239969** in the form of obligatory:

- Insurance of agricultural produce and perennial plants of agricultural enterprises, grain-crops and crops of sugar-beet belonging to agricultural enterprises of all patterns of ownership.

Date of license issue: November 5, 2002.

2. License, series AA No. 239970 in the form of voluntary:

- Accident insurance;
- Insurance of vehicles (except for the railway cars);
- Cargo and luggage insurance;
- Fire risk insurance and insurance of Acts of God;
- Credit insurance;
- Property insurance (except for railway, surface, water and air transport, freight and luggage, property except for fire risks and Acts of God).

Obligatory insurance:

- Special accident insurance during carriage of goods;
- Special insurance of fire-men working in the departmental fire brigades and rural fire security teams and members of voluntary fire teams.

Date of license issue: November 5, 2002.

3. License, series AA No. 239971 in the form of voluntary:

- Insurance of liability to the third persons (except for owners of surface, water and air transport as carriers);
- Insurance of financial risks.

Date of license issue: November 5, 2002.

4. License, series AA No. 239972 in the form of voluntary:

- Health insurance in case of illness

Date of license issue: November 5, 2002.

5. License, series AA No. 239973 in the form of voluntary:

- Medical expenses insurance.

Date of license issue: November 5, 2002.

6. License, series AA No. 239974 in the form of voluntary:

- Railway transport insurance;
- Investments insurance;
- Insurance of granted and accepted guarantees.

In the form of obligatory:

- Liability insurance of the citizens of Ukraine who possess weapon for damage that can be inflicted to the third person or property as the result of possessing, keeping or using weapons;
- Liability insurance of carriers for transportation of hazardous cargoes in case of occurrence of negative consequences of hazardous cargoes transportation.

Date of license issue: November 5, 2002.

7. License, series AA No. 239977 in the form of voluntary:

- Liability insurance of surface transport owners (including liability of the carrier).

In the form of obligatory:

- Liability insurance of the subject of economic activity for damage that may be caused by fires and accidents at the higher hazard installations, including fire-hazardous installations, which may result in accidents of environmental and sanitary-epidemiological nature.

Date of license issue: February 28, 2003.

In the section "Information on auditors (auditing companies) which render auditing services to the issuer" there is no information on the WWW – address because the insurance company "Aura" has no its own WEB – site in the Internet.

Information about juridical companies, that render juridical service to issuer

Item	Juridical Company "Magister & Partners"
Legal status	Company with limited liability
Code according to USREOU	24942296
Code of territory according to KOATUU	N/V
Territory (region)	Kiev
District	Moscovsky
Mail address	01042
City (town)	Kiev
Street, building	P. Lulumba 4-B /200
Country phone code and phone number	044 252-81-82
Fax	268-80-18
E-mail	Info@magisterandpartners.com
WWW-address	www.magisterandpartners.com
License (permit) number for this kind of activity	1-4170
License (permit) date of issue	July 9, 1998
State bode that issued the license	Ministry of Justice of Ukraine

In section "Information about juridical companies, that render juridical service to issuer" there is no information on the code of the territory according to KOATUU (SPATO) because this information has not been submitted to the issuer.

Information about juridical companies, authorized by the issuer to repay the income for its equity

Item	Joint-Stock Bank "Credit-Dnepr"
Legal status	Close Joint-Stock Society
Code according to USREOU	14352406
Code of the territory according to KOATUU	
Territory (region)	Dnepropetrovsk
District	Babushkinsky
Mail address	49600
City (town)	Dnepropetrovsk
Street, building	Lenin 17
Country phone code and phone number	0562 744-222-27
Fax	370-37-67
E-mail	Admin@kdb.dp.ua
WWW-address	www.creditdnepr.com
License (permit) number for this kind of activity	70
License (permit) date of issue	December 24, 2002
State bode that issued the license	National Bank Of Ukraine

Code of the territory according to KOATUU (SPATO) – 1240136600.

ISSUER'S SECURITIES

Information on shares issue

Date of issue registration	Issue registration number	Name of the issue registrar	Kind of shares	Form of issue	Nominal value in hrivnas	Number o shares	Total issue value	% of the Authorized Shares Capital
18/04/2001	164/1/01	The State Committee on securities and stock market	Registered shares	Documentary	0.25	53885000	13471250.00	100.00

Information on the issuer's bonds (for every outstanding issue of bonds)

1.Interest-bearing bonds

Date of issue registration	Issue registration number	Name of the issue registrar	Nominal value in hrivnas	Number of shares in the issue	Form of issue	Total issue value	Interest rate (%)	Due date for interest	Bonds date of maturity

2.Discount bonds

Date of issue registration	Issue registration number	Name of the issue registrar	Nominal value in hrivnas	Number of shares in the issue	Form of issue	Issue total value in hrivnas	Bonds date of maturity

Identification code **05393116** KC **912470297**

3. Target (interest-free) bonds

Date of issue registration	Issue registration number	Name of the issue registrar	Nominal value in hrivnas	Number of shares in the issue	Form of issue	Issue total value in hrivnas	Name of the product (service) the issue is made for	Bonds date of maturity

Information on other securities of the issuer (issue of which is subject to registration)

Date of issue	Type of securities	Volume of issue	Volume of distributed securities on the accounting date (hrivnas)	Terms of turnover and maturity

There is no information in section "Information on the issuer's bonds (for each outstanding issue of bonds) about percentage, discount, target (interest-free) bonds because the Company has not issued the bonds.

There is no any information in section "Information on other issuer's securities (which are subject to registration) about percentage, discount, target (interest-free) bonds because the Company has not issued any securities.

Information on issues of the Company's shares

The first issue has been carried out during privatization of the Company by issue of 21 554 000 (twenty one million five hundred and fifty four thousand) common registered shares with the nominal value of 0.25 hrivnas each for the amount of 5 388 500 (five million three hundred and eighty eight thousand five hundred) hrivnas.

The first issue of shares has been granted by the certificate No. 2/1/95 dated January 4, 1995 by the Ministry of Finance of Ukraine. Following to requirements of the State Committee on securities and stock market to bring to conformity the forms of securities issue to the current legislation, re-registration of the shares issue has been carried out and the Certificate of securities issue, Registration No. 142/04/1/98 dated July 16, 1998 has been issued by the Dnepropetrovsk Territorial Management of the State Committee on securities and stock market.

Privatization of Company has been completed (Order of the Fund of the State Property of Ukraine No. 1397 dated December 8, 1997 "On completion of the process of privatization of the OJSC "Nizhnedneprovsky pipe-rolling plant").

Extraordinary meeting of shareholders of the Company, which was held on December 26, 2000, made a decision on additional (second) issue of the shares.

All shareholders of the Company had equal rights to purchase the additional shares in proportion to their part of shares in the Authorized Fund as on date of decision-making on the issue of shares.

Subscription to shares of the additional (second) issue has been conducted according to terms of the issue approved by the Extraordinary General Meeting of Shareholders held on 26.12.2000 and it was stopped ahead of schedule in connection with the fact that during the subscription the company had achieved the projected volume of the issue - 32 331 000 (thirty two million three hundred and thirty one thousand) shares.

Shares of the additional issue are subject to the turn-over according to the current legislation of Ukraine.

According to requirements of the State committee on securities and the stock market concerning the procedure of the shares and bonds issue registration of the enterprises and information on their issue, the additional (second) issue of shares has been registered and the Certificate of registration of the securities issue (taking into account allowance the last issue) No. 164/1/01 dated April 18, 2001 has been given by the State Committee on securities and stock market.

The additional (second) issue of securities has granted their owners the right that was identical to the rights to the previously issued, thus information below shall be applied to both issues:

Kind of shares

Common registered.

Series (class) of shares and rights which their owners enjoy if compared with the rights of holders of other series of shares

All holders of the shares of these issues have identical rights.

Terms of the given series shares conversion to other shares of the Company

No conversion of the issued shares has been envisaged.

Part of the shares of this series in the structure of the Authorized Shares Capital

100 %.

Rights to receive dividends

The right to receive a part of the profit (dividends) is proportional to the part any shareholder has as the shareholder of the Company on the date of the beginning of dividends payment.

Shares dividends are paid to the shareholders once a year depending on the results of the calendar year and in proportion to the number of shares owned by them.

Shares dividend rate (if any) and the cumulative dividend

The rate of shares dividends was not determined. Dividends are not cumulative.

The amount of dividends paid for the last three years to this series of shares

In 2000, the Company paid 3 092 000 (three million ninety two thousand) hrivnas of dividends to the shareholders.

In 2001, the Company paid 6 820 000 (six million eight hundred and twenty thousand) hrivnas of dividends to the shareholders.

In 2002, the Company paid 6 153 000 (six million one hundred and fifty three thousand) hrivnas of dividends to the shareholders.

At payment of the taxes on the dividends the Society(community) was guided by the Law of Ukraine " About the taxation arrived of the enterprises " since 28.12.1994 years № 334/94-BP with all changes and additions, namely:

- By clause 7 " the Taxation of operations of the special kind " item. 7.8 " the Taxation of the dividends " п/п 7.8.2. " the tax to the dividends to the shareholders - residents is brought in to the budget to / or simultaneously with payment of the dividends accordingly ".
- By clause 13 " the Taxation нерезидентов " item. 13.7 " the payment of the tax on the dividends to the shareholders - нерезидентам is carried out to / or at the moment of payment of the dividends at their repatriation abroad, but no more late payments of the tax by results of the tax period, in which the charge of such dividends " was held.

Number of shares necessary for voting at the General Meeting of Shareholders
One share.

Rights of shareholders during liquidation of the Company
The shareholders have the right to receive a part of the Company's property value that is proportional to the nominal cost of the shares of the Company belonging to them according to the current legislation of Ukraine.

Terms of redemption of the Company's shares
At the expense of own means and according to the procedure established by the current legislation and local normative statements of the Company.

Number of shares and the total amount of means spent by the Company to redeem its own shares
Redemption of own shares has not been undertaken.

Information on internal and foreign markets that trade in securities of the Company.

The OJSC "NTZ" was one of first seven Ukrainian enterprises whose securities, in compliance with the decision of the Trade Committee dated September 24, 1997 starting from the 1st of October, 1997 were listed into the First Listing Level of the First Stock Market Trade System (FSMTS).

For the purpose of execution of decisions of the State committee on securities and stock market dated July 6, 1999 No. 141 and December 30, 1998 No. 215 the Company and the subsidiary "Technical center of the FSMTS" have concluded, on September 8, 1999, the Agreement on maintaining the listing. According to the terms and conditions of this Agreement on maintaining the listing the securities of the Company have been included into the list of the FSMTS and allowed to the tenders within the commercial network.

During the accounting year, the shares of the Company have strongly occupied the "second echelon". Lately, the tendency of reduction in the number of dealers who work with these shares has been observed. This is one of the reasons that restrain the interest of the portfolio investors to undertake active deals with these securities.

The Company's shares are characterized by the following dynamics: a sharp rise in prices for a short period of time, and then a long and slow fall.

Information on quotations of the registered shares of the Company within the trade system of the FSMTS is shown indicated in Table 1:

Table 1

Information on quotations of common registered shares of the Company
in the trade system of the FSMTS

(The source of information - "Information on quotations on the Company's securities" that can be received by the E-mail of the Company by the trading results in the commercial network of the FSMTS)

	Sale – purchase			
	I- quarter	**II- quarter**	**III- quarter**	**IV- quarter**
2001				
Minimum price (hrivnas)	1.00	0.10	0.20	0.25
Maximum price (hrivnas)	4.00	5.00	5.00	3.74
2002				
Minimum price (hrivnas)	1.00	0.75	1.30	1.40
Maximum price (hrivnas)	4.00	3.74	3.35	3.35

Information on the minimum and maximum price that has been fixed in the stock jobbers' deals is given in Table 2:

Table 2:

Information on the minimum and maximum price
that has been fixed in the stock jobbers' deals

	Sale – purchase			
	I- quarter	**II- quarter**	**III- quarter**	**IV- quarter**
2001				
Minimum price (hrivnas)	0.10	0.10	0.01	0.01
Maximum price (hrivnas)	5.00	3.90	2.50	5.50
2002				
Minimum price (hrivnas)	0.01	0.01	0.01	0.015
Maximum price (hrivnas)	0.250	4.25	3.70	3.73

Shares of the Company joined the index basket of the First Stock Market Trade System (FSMTS - index) and for calculation of the "KP - Dragon Index". Joining to the index testifies that the Company is one of the most liquid on the Ukrainian stock market and is a part of the companies with the greatest market capitalization.

In 1999, in Ukraine, the Company participated, among other five greatest enterprises, in realized of the program of the issue of the American Depositary Bonds (ADR) of the 1st level. The program has been realized together with The Bank of New York.

The ADR program of the 1st level is the simplest and inexpensive ways to the securities market of the USA with shares, which already are in the open turn-over. According to the Law of the USA on securities (1934) with amendments and additions, the Company is not completely registered with the SEC (Security Exchange Commission), and as a result, its shares are not on the board.

Deposit receipts for the Company's shares turn-over in the Over the Counter Market of the USA and are traded through the "Bulletin Board" and daily "Pink Pages". General of the Company's shares level by the ADR program is given in the next table:

Company's name	Deposit receipt program classification (DR)	Quotation in the USA	Ratio DR : Shares	DR currency	Deposit bank	DR issue date
OJSC "Nizhnedneprovsky Tube Rolling Plant"	ADR-1	OTC*	1: 6	$	The Bank of New York	April 1999

* Over the counter Market.

The company is free from submitting regular reports and information to the SEC according to the rule 12g3-2 (b) of the Law of the USA "On stock exchanges" (1934).

For the purpose of the securities market *information* on the program of deposit receipts issue, The Bank of New York, through the media and Internet, publishes the so called "ADR Announcements". In addition, there is the Company's ADR-project on The Bank of New York's site (www.bankofny.com) on issue of deposit receipts of the first level.

The Company's management used the ADR's program of the 1st level to attain the target – higher liquidity of its shares and to receive the maximum real price for its shares, to establish links with investors and to start creating the main group of its American investors.

The management of the Company understands that these are only the first steps in the American stock market.

Introduction of the 2nd and 3rd level of the ADR program is of more importance, namely: shares joining the listing of the developed countries exchange market with automatic rise in liquidity and attraction of the capital by realization of the additional issues with help of the ADR. But, unfortunately, this is very a very difficult, time-consuming, prolonged and not cheap (1-1.5 million US dollars) procedure that we cannot afford now.

BUSINESS DISCRIPTION

Main factors that influence the issuer's activity

Group of factors	Problem description	Degree of influence on the issuer's			What forecasted changes may influence the enterprise
		Insignificant influence	Average influence	Significant influence	
Political	Production and sale of the main products		x		The Company's activity is mainly influenced the pipes and wheels market fluctuations, including: ❑ ***Related to the pipes:*** - Slowly rising rates of the plant's products utilization in the oil-and-gas production и machine-building industries of Ukraine; - Quotas for deliveries to the Russian Federation; - Drop of oil prices on the world market and related drop of export prices and deliveries to the foreign countries; ❑ ***Related to wheels and tires:*** - Reduced demand in the Company's wheel by the railway car building enterprises of Ukraine; - Insignificant export to the Russian Federation. Besides, the Company feels the influence of the following risks: ▪ General deterioration of the economic situation in the country; ▪ Changes in the legislation of Ukraine related to taxation of enterprises and changes in the credit-financial policy of the state; ▪ Drop in solvency of the Company's products consumers; ▪ Inflation processes in the Ukrainian economy; ▪ Dependence on exchange fluctuations in case of agreements with foreign partners; ▪ Possibilities of non-fulfillment by the customers of their obligations.
Financial and economic	Production and sale of the main products			x	
Production and technological	Production and sale of the main products			x	
Social	Production and sale of the main products	x			
Environmental	Production and sale of the main products	x			

* Put "X" to the appropriate column.

Information on the most influencing competitors of the main products

Name of the products (kind of products)	Competitor's name	Competitor's country	Degree of competition*		
			Insignificant influence	Average influence	Significant influence
Seamless pipes	OJSC "Pivdennotrubny plant"	Ukraine		x	
Seamless pipes	OJSC "Dnepropetrovsk pipe plant"	Ukraine	x		
Seamless pipes	OJSC "Mariupol works named after Illich"	Ukraine	x		
Seamless pipes	OJSC "Pervouralsky novotrubny plant"	Russia		x	
Seamless pipes	OJSC "Sinarsk pipe plant"	Russia			x
Seamless pipes	OJSC "Sversky pipe plant"	Russia			x
Seamless pipes	OJSC "Volzhsky pipe plant"	Russia			x
Seamless pipes	OJSC "Taganrog works"	Russia		x	
Seamless pipes	OJSC "Chelyabinsk pipe plant"	Russia		x	
Electric-welded pipes	OJSC "Pivdennotrubny plant"	Ukraine			x
Electric-welded pipes	OJSC "Mariupol works named after Illich"	Ukraine		x	
Electric-welded pipes	OJSC "Dnepropetrovsk works named after Comintern"	Ukraine			x
Electric-welded pipes	OJSC "Lugansk pipe plant"	Ukraine		x	
Electric-welded pipes	OJSC "Pervouralsky novotrubny plant"	Russia			x
Electric-welded pipes	OJSC "Sinarsk pipe plant"	Russia		x	
Electric-welded pipes	OJSC "Sversky pipe plant"	Russia			x
Electric-welded pipes	OJSC "Taganrog works "	Russia		x	
Electric-welded pipes	OJSC "Chelyabinsk pipe plant"	Russia			x
Electric-welded pipes	OJSC "Borsky pipe plant"	Russia			x
Electric-welded pipes	OJSC "Filit"	Russia			x
Electric-welded pipes	OJSC "Profil -A"	Russia			x
Electric-welded pipes	OJSC "Novosibirsk works"	Russia			x
Electric-welded pipes	OJSC "WEST -MD" – Volgograd pipe plant	Russia			x
Electric-welded pipes	OJSC "Mogilevsk pipe plant"	Russia			x
Electric-welded pipes	OJSC "Almetjevsk plant"	Russia		x	
Electric-welded pipes	OJSC "Viskunsk works"	Russia		x	

Name of the products (kind of products)	Competitor's name	Competitor's country	Degree of competition*		
			Insignificant influence	Average influence	Significant influence
Wheels	OJSC "Nizhnetagil works"	Russia		x	
Wheels	OJSC "Viskunsk works"	Russia		x	
Tires	OJSC "Nizhnetagil works"	Russia		x	
Tires	OJSC "Kulebaksky works"	Russia		x	
Ring products	OJSC "Nizhnetagil works"	Russia		x	

* Put "X" to the appropriate column.

Information on the main products (services) manufactured by the issuer

Name of the product (kind of products)	Trade mark	Patent and other means of the products protection (innovations and license used for the products manufacture)	Product Code (group of products) according to TNZED	Unit of measurement	Production volume in units	Value of the production (current prices) (ths. hrivnas)	*Net sale profit (returns)* For the accounting period (ths. hrivnas)
Solid wheels	OJSC	-	860719180	Ton	7129375.0	299225.2	297441.7
Pipeline pipes	OJSC	-	730439930	Ton	204165.0	291894.8	313072.1
Casing pipes	OJSC	-	730420910	Ton	134910.0	220382.7	226503.4
Other goods (services):						442494.2	494706.8
					Total:	1253996.9	1331724.0

Information on the raw materials base and the main features of the issuer's products (services) consumers and distribution of consumers over Ukrainian regions and on foreign markets

Name of the product (Kind of products)	Raw materials base for production (Ukraine, CIS countries, foreign countries)	Share in the total sales volume (sales territory) in %		
		Ukraine	CIS countries and Baltic countries	Foreign countries
Cold-shaped bearing pipes	Ukraine, Russia	63.70	32.60	3.70
Hot-shaped bearing pipes	Ukraine, Russia	82.80	17.00	0.20
Cold-drawn pipe of general purpose	Billets produced at the plant	48.10	32.70	19.20
Hot-shaped pipes	Billets produced at the plant	17.90	42.10	40.00
Casing pipes	Billets produced at the plant	21.90	68.80	9.30
Drill pipes	Billets produced at the plant	81.00	19.00	0.00
High-pressure boiler pipes	Billets produced at the plant	43.20	56.80	0.00
Lifting pipes	Billets produced at the plant	4.10	95.50	0.40
Electric-welded pipes	Ukraine	77.30	12.30	10.40
Water-gas pipes	Ukraine	85.70	5.50	8.80
Solid wheels	Billets produced at the plant	50.50	9.20	40.30
Tires and rings	Billets produced at the plant and in Russia	42.40	3.30	54.30
	TOTAL:	51.55	32.90	15.55

INFORMATION ON PROPERTY STATUS AND FINANCIAL -ECONOMIC PERFORMANCE OF THE ISSUER

Information on the issuer's fixed assets (by depreciated cost)

Fixed assets	Own fixed assets (thousand hrivnas)		Leased fixed assets (thousand hrivnas)		Total fixed assets (thousand hrivnas)	
	At the beginning of the year	By the end of the year	At the beginning of the year	By the end of the year	At the beginning of the year	By the end of the year
1.Designated for manufacture:	406032.0	409104.0			406032.0	409104.0
- Buildings and structures	238454.0	232822.0			238454.0	232822.0
- Machines and equipment	145131.0	153559.0			145131.0	153559.0
- Vehicles	6884.0	6395.0			6884.0	6395.0
- Other	15563.0	16328.0			15563.0	16328.0
2.Designated for not manufacture:	10639.0	10703.0			10639.0	10703.0
- Buildings and structures	1613.0	1523.0			1613.0	1523.0
- Machines and equipment	1340.0	1328.0			1340.0	1328.0
- Vehicles						
- Other	7686.0	7852.0			7686.0	7852.0
Total	416671.0	419807.0			416671.0	419807.0
Notes:	Degree of fixed assets depreciation – 63.3 %.					

Information of the issuer's liabilities

Kinds of liabilities	Date of beginning	Debt of be paid off (thousand hrivnas)	Interest rate for funds use (thousand hrivnas)	Due date
Bank credits, including:	X	19610.0	X	X
Credit line No.KL-2706/630011748	27/06/2001	4626.0	20.00	27/06/2004
Credit line No. 150502-L	15/05/2002	7998.6	14.00	15/05/2005
Credit line No. 14080 L/630011785	14/08/2001	1599.7	14.00	14/08/2003
Credit line No. 92-CB/63000195	14/08/2000	5385.7	7.80	14/08/2003
Liabilities in securities, including:	X	12295.0	X	X
Bonds (of every issue):	X		X	X
Bills of exchange (total)	X	12295.0	X	X
Financial investments into corporate rights (of every type):	X		X	X
Tax liabilities	X	2842.0	X	X
Financial assistance on return basis	X	95.0	X	X
Other liabilities	X	115418.0	X	X
Total debts	X	150260.0	X	X

Information on written-off bad debts

Nature of the debt	Amount (thousand hrivnas)
INTERBANK MARKET	
1. credits and financial leasing, granted guarantees and deposits	
INTERBANK MARKET (2+3+4)	
2. Credits granted to the state-controlled entities	
3. Credits granted to subjects of economic activity	
4. Credits granted to individuals	
Усього списаної безнадійної заборгованості (1+2+3+4)	

In section "Information of the issuer's liabilities" line "Credit line No. KL-2706/630011748" item "interest rate for funds use (%)" read - 20.00 % (in hrivnas); 10.00 % (in foreign exchange). Line "Credit line No. 92-CB/63000195" item "interest rate for funds use (%)" read – 7.80 % + EVROBOR (LIBOR).

Information on fixed assets owned by the Company:

Original value of fixed assets as on January 1, 2002 was equal to 1 105 406 thousand hrivnas. During the year, the company has acquired facilities for the amount of 42 349 thousand hrivnas, and decreased fixed assets for the amount of 1 502 thousand hrivnas. As on January 1, 2003, the original value (re-assessed) of fixed assets was equal to 1 146 253 thousand hrivnas.

In the fixed assets structure, as on January 1, 2003, the largest part belongs to the group: machines and equipment – 51.6 %; buildings, structures and means products transportation – 42.0 %.

One of the main indicators of fixed assets use efficiency is capital productivity that determines the amount of manufactured goods per one hrivnas of fixed assets annual value.

Degree of production capacities use for the accounting period:

- Steel production – 110.2 %
- Solid wheels manufacture – 130.8 %
- Manufacture of tires and ring products – 49.8 %
- Manufacture of electric welded pipes – 44.6 %
- Manufacture of steel pipes from round billets – 104.8 %
- Manufacture of steel pipes from own billets – 152.6 %.

Information on the non-production sphere of the Company's fixed assets

As on January 1, 2003, the following objects of the social infrastructure are on the balance of the Company:

- Eight preschool establishments;
- Recreation camp for children;
- Palace of Culture "Metallurg";
- Plant's history museum;
- Pool;
- Canoe station;
- Medical-sanitation building.

For maintenance of the social-community-cultural purpose facilities in 2002 the company spent 113 954 thousand hrivnas.

Information on fixed assets that are rented by the Company:

On May 7, 1999, the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" and the CJSC "Metalurgremont" signed the Lease Contract No. 10/99/630990617.

The lease object value – 64 000 hrivnas.

Under the Contract, the Company use part of the non-residential premises (Administration building)

The lease term – one year from the moment of y leased object acceptance. Under the terms of the Contract, it was prolonged for one year.

Lease payment is transferred to the payment account of CJSC "Metalurgremont" not latter than the 10th day of the current month.

At termination of the lease period, the object is to be handed over within 10th days from the end of the lease date.

Information on the Company's fixed assets, which are granted on lease:

No.	Full name of leaseholder	No. and date of Contract	Value of the leased object (in thousand hrivnas)	Purpose of lease	Lease terms	Lease period	Rent and payment procedure	Procedure of the object return by the leaseholder
1	Association "Ukrtruboprom"	Lease contract Dated 11.12.2001 No. 633020066	3.2	Operational lease	Under contract terms	Three years	Total rent – 1.1 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
2	"Mirage –2"	Lease contract Dated 14.03.2001 No. 630010914	3.3	Operational lease	Under contract terms	Two years	Total rent – 1.1 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
3	"Metalurgmashremont"	Lease contract Dated 26.01.2001 No. 630010565	35.2	Operational lease	Under contract terms	Two years	Total rent – 13.4 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
4	"Sepko CA"	Lease contract Dated 01.10.2000 No. 630002358	0.8	Operational lease	Under contract terms	Three years	Total rent – 0.41 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
5	"KLV Vilko"	Lease contract Dated 01.10.2000 No. 630002359	1.2	Operational lease	Under contract terms	Three years	Total rent – 0.6 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.

No.	Full name of leaseholder	No. and date of Contract	Value of the leased object (in thousand hrivnas)	Purpose of lease	Lease terms	Lease period	Rent and payment procedure	Procedure of the object return by the leaseholder
6	Company with limited liability "Procat Servis"	Lease contract Dated 01.04.2002 No. 630020975	95.8	Operational lease	Under contract terms	One year	Total rent – 51.9 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
7	Company with limited liability "Medline"	Lease contract Dated 30.04.2002 No. 630021016	718.1	Operational lease	Under contract terms	One year	Total rent – 211.6 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
8	Company with limited liability SERVICE "Region"	Lease contracts Dated 21.03.2001 Nos. 630010962-630010973-630010997-630010999	150.2	Operational lease	Under contract terms	Two years	Total rent – 63.8 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
9	Company with limited liability "Ecometal"	Lease contract Dated 23.06.1999 No. 625990737	1016.7	Operational lease	Under contract terms	Five years	Total rent – 180.6 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
10	Ukrainian-Chinese company with limited liability and foreign investments "Bomonsha"	Lease contract Dated 12.07.1996 No. 562	265.1	Operational lease	Under contract terms	Ten years	Total rent – 16.8 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.

No.	Full name of leaseholder	No. and date of Contract	Value of the leased object (in thousand hrivnas)	Purpose of lease	Lease terms	Lease period	Rent and payment procedure	Procedure of the object return by the leaseholder
11	Company with limited liability "Plastic"	Lease contract Dated 10.01.2001 No. 6140-10437	88.9	Operational lease	Under contract terms	Two years	Total rent – 21.5 thousand hrivnas. The rent is transferred to the payment account on receipt of the invoice.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
12	Close Joint-Stock Company, Commercial bank "Credit-Dnepr"	Lease contract Dated 27.06.2001 No. 630011709	0.3	Operational lease	Under contract terms	Two years	Total rent – 7.7 thousand hrivnas.	Return of the leased object – under contract conditions. The object handing over – by acceptance act.
		Lease contract Dated 10.10.1999 No. 630991098	5.7			Four years	The rent is transferred to the payment account on receipt of the invoice.	
13	Dnepropetrovsk regional customs	Lease contract Dated 09.02.1999 No. 628990244	9.7	Operational lease	Under contract terms	Six years		Return of the leased object – under contract conditions. The object handing over – by acceptance act.
14	Ukrainian-Israeli company with limited liability and foreign investments "Dneprovica"	Lease contract Dated 19.01.2000 No. 630000323	157.0	Operational lease	Under contract terms			Return of the leased object – under contract conditions. The object handing over – by acceptance act.

DESCRIPTION of BUSINESS

(Textual part)

Brief history of the enterprise.

The plant was created in 1891 on the base of "Franco-Russian workshops". Its first owners were the French businessmen. Nevertheless, an economic crisis that was exacerbating in Russia, has forced them to cease production. Its next master was the German businessman, K.Gantke.

In 1911-1913, the pipe-rolling shop of the plant began to operate its two "BRIDE" machines and pilger rolling mill.

In January 1918, the plant was nationalized by the special Decree of the Soviet authorities.

In 1931 – 1935, new capacities were constructed.

During the Second World War the plant was completely demolished. Its recovering began in 1943, and already in 1948 the plant was operating at full capacity.

In 1956, the electro welding pipe shop was constructed, in 1962, bearing pipe production began. In 1968, with participation of the Hungarian experts, the largest pilger mill shop in Europe was commissioned.

In 1972, a new wheel rolling line was put into operation, and in 1988, a ring and tire rolling mill was constructed.

In 1970, the plant registered its trademark. The trademark was made letters "NTZ" which is the short name for the plant. After registration the trademark has appeared on all plant's products and now it recognized by its clients all over the world.

On September 20, 1989, on voluntary basis, the rent enterprise "Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht" was created. According to the legislation of Ukraine the rent contract in January 1993 was renewed by the Fund of the state-owned property of Ukraine.

On December 28, 1994 by reorganizing the rent enterprise "Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht", the open joint-stock company "Nizhnedneprovsky Tube Rolling plant" was formed.

For better competitiveness of its products, since 1992, systematic certification of the products by employing the quality control system has been provided to ensure their conformity to requirements of international standards. At present, the plant has international quality certificates by Standards EN ISO 9002: 1994, API Q 1, AAR - À103, and also certificates for products that are produced by European and American standards.

In April and July 1994, the plant received the patents on new methods of tires and wheels production.

In October 1994, the plant became the only in the CIS enterprise that had received the certificate of the American Petroleum Institute and the right to produce pipes of oil assortment. Thus, the products of pipe-rolling shops 4 and 5 that produced compressor and casing pipes were certificated.

In 1996, the Martin shop started to use the technology of vacuum-treated steel for railway wheels that was treated in special unit "furnace – ladle". It allowed lowering the steel gassing and to improve the quality of steel and wheels due to reduction of the content of phosphorus to 0.02 % and sulfur to 0.015 % with the resulting higher competitiveness of railway wheels produced by the plant.

In 1996 – 1998, the complex of gas purification for the Martin furnaces was put into operation and the powerful boiler-utilizers operating on warm gases from the Martin furnaces allowed substituting the boilers, which were operating on fuel.

In 1997 the enterprise launched the program of re-structuring with the assistance of the international consulting company JEAN-PAUL CALMES CONSULTANTS (Switzerland).

Re-structuring of execution allows improving efficiency of management and operational planning, to receive higher output of high-quality products, to form investment appeal of industrial complexes.

In the steel-shaping shop, a new section of cast pipe tools (rulers and expander) has been set up. The plant has received the quality certificate that enables it to provide wheels for the London Underground.

The plant pays special attention to solving problems in the social sphere as it is the basis of stable economic growth, among which: creation of the optimum structure of management and efficient system of salaries; regular payment of wages; improvement of working conditions; cultural, household, medical and improving services.

In 1997, Provisions on plant insurance medical fund were approved. Following the medical insurance, the enterprise introduced the system of pension insurance. Special conditions were introduced for working women.

Nowadays, the plant is a modern enterprise, one of the largest in Ukraine with modern equipment, technologies, methods to provide quality control of steel pipes, wheels, tires, ring products, and certain products, which are unique in Ukraine.

The information on organizational structure of the Issuer

The company is the set of interrelated production departments and linked by the system of technological, economic and communication links. The current organizational structure of the Company provides for centralization of functional links that ensures trouble-free operation of production departments. Under these conditions, each functional service represents a dynamic structural unit with the staff of appropriate qualification, necessary financial resources, which enables maneuvering in work execution and appropriate use of functional duties from the centralized service of all production departments as the whole production.

The company has six commodity production departments which includes pipe-rolling shops Nos. 1, 3, 4, 5, electric welding shop, wheel rolling shop; Martin shop, drop-hammer plant, motor transport and railway shops; well equipped research base represented by five laboratories; six managements, the design-technological center, service center, center of social development, institute of development, powerful intellectual personnel of the plant's management, recreation facility, Palace of Culture, a swimming pool, a sports complex equipped with up-to-date medical equipment, medical facilities and other subdivisions.

Functions of the basic production departments:

- Pipe-rolling shop No. 1 (PRS No.1) – produces pipes of oil assortment - drill pipes, steel seamless pipes for pipelines;
- Pipe welding shop No. 2 (PRS No. 2) - produces electric welded general purpose pipes, water-gas-supply and profile pipes;
- Pipe-rolling shop No. 3 (PRS No. 3) - produces hot-rolled carbon steel pipes, cold-rolled carbon steel pipes, cold-drawn pipes;
- Pipe-rolling shop No. 4 (PRS No. 4) - produces pipes of oil assortment, casing pipes with couplings and pipes for high pressure boilers;
- Pipe-rolling shop No. 5 (PRS No. 5) - produces pipes: hot-rolled and casing pipes, oil-well tubes (with threads and without threads), casing pipes;
- Wheel-rolling shop (WRS) - produces solid wheels and tires: for locomotives, cars of narrow gauge, as well as ring products.

The company has its own facilities for steel melting – the Martin shop. Production of it own steel allows the enterprise to directly control steel quality and to be more flexible in choice of steel grades that are required for urgent orders for supply of different kinds of products.

The Martin shop produces steel for pipe production by pipe-rolling shops No. 1 and 4, and for production of wheels, rings and tires in the wheel-rolling shop.

Commodity production shops, Martin shop and the drop-hammer plant are directly subordinated to the Deputy Chief Production Engineer.

There are special service shops, which provide services to basic production departments and other structural subdivisions. Among them: the drop-hammer plant, vehicle-transportation shop, railway shop.

Basic functions of service shops:

- Drop-hammer plant – provides metal scrap to the Martin and steel-shaping-foundry shops;
- Vehicle-transportation shop - provides transportation of raw materials and products to all subdivisions of the plant;
- Railway shop - provides transportation of raw material and finished products by rail to all shops of the plant.

The service center ensures operation of basic production departments of the plant and is composed of eight service shops, including: steel-shaping-foundry shop, shop for repair of metallurgical furnaces, shop of repair of metallurgical and pipe-rolling equipment, mechanical shop, mechanical-repair, thermal power shop, electric shop, shop of instrumentations and automatics.

Basic functions of service shops of the service center:

- Steel-shaping-foundry shop - produces pig-iron and core-mold casting;
- Shop for repair of metallurgical furnaces is engaged in repair of the Martin and heating furnaces;
- Shop for repair of metallurgical and pipe-rolling equipment - repairs equipment of the plant's shops;
- Mechanical shop - produces items, spare parts, and units by the order of the plant's shops;
- Mechanical-repair shop - is engaged in manufacture of tools, spare parts and repair of such tool;
- Thermal-power shop - provides all subdivisions of the plant with gas, black oil, compressed air, water, restores equipment of the shop;
- Electric shop - provides all subdivisions of the plant with electric power, implements all kinds of repair work of electrical equipment, electric systems and cables;
- Shop of instrumentations and automatics - is engaged maintenance and repair of instrumentations and automatics of all the in shops.

The Company also incorporates:

- Six managements: production management; management of information technologies and communications; transport management; finance administration; quality management; management of logistics and integration;
- Laboratories: central test laboratory; sanitary-engineering laboratory; environment laboratory; welding laboratory; electro-technical laboratory.

Some other subdivisions of the plant:

- Department of the Chief Accountant,
- Local accounting office,
- Warehouse facilities,
- Civil Defense Office,
- Tender group,
- Service of Economic Security,
- Security service,
- Editorial office,
- Sections of: supervision of economic activities, staff management, operations and wages, design and economic production section, customs services, protocol, marketing, transport-forwarding, expertise, section of orders and their management, legal, contractual, administrative, investments, section technical audit.

The Center of social development of the Company consists of:

- Medical-recreation complex;
- Farming facility;
- Housing-and-municipal department;
- Palace of culture «Metallurgist»;
- Canteen;
- Trade house;
- Dry-cleaners;
- Water station;
- Pool;
- Sports hall;

The Company has no agencies, branches and affiliates that vested with functions and rights to sell products.

During 2002, the organizational structure of management of the Company has suffered the following changes:

1. By the decision of the Board and the Supervisory Council of the Company and with the purpose of improvement of the plant's management structure and butter efficiency of management, the organizational structure has undergone the following changes:

1.1. Abolished: Management on legal issues, Management of PO and Safety, Management of ecology, repair - building shop, Management of Chief Electric Engineer and Chief Mechanic; sections of: warehouse facilities, service to the plant's workers, central laboratory, central laboratory of automation and mechanization, team of militarized security, departments: recruiting and vocational training, technical, advertising and the representative protocol, transportation, sale of pipes, sale of wheels, technical expertise of orders and corporate interaction, control and measurements, tax scheduling, balances, legal, pig-iron records, strips and round billet preparation, bureau of meta scrap and waste products sale, rotaprint, shop of production-dispatchers' office signal system, analytical bureau of UMTZ and K.

1.2. The following subdivisions were introduced into organizational structure of the plant: design-technological center, service center, center of social development; management: production environment, information technologies and communications, transport, logistics and integration, graphic art, warehouse facilities, center of communication facilities, tender group, central test laboratory, security service, departments: staff management, protocol, shipment, transport-forwarding, expertise and maintenance of orders, legal, dry-cleaners, water station, pool, sports hall, section of improvement of the plant' s territory.

1.3. Due to the above-stated, certain positions were annulled, introduced and renamed.

Changes given in item 1 of the organizational structure of the Company have allowed preserving the vertical integrity of the management system, to reduce the number of hierarchy levels and links between the systems of the same level.

Description of the selected accounting policy

Financial accounting of the Company was prepared according to the Law of Ukraine "On accounting and financial accounting in Ukraine", dated July 16, 1999, No.996-XIV valid from 01.01.2000 and established Regulations (Standards) of bookkeeping.

Confession and amortization of fixed assets and non-tangible assets

Fixed assets are shown in the report according to actual expenses on their acquiring, delivery, installation, erection and manufacture, taking in account amounts of several obligatory additional adjustments, which were introduced by decisions of the Cabinet of Ministers of Ukraine because of inflation, starting from 1992.

Indexations of the book value of fixed assets were carried out according to the mechanism and indexes established by the state bodies.

The original cost of fixed assets is increased by the amount of expenses related to improvement of the object (modernization, additional equipment, reconstruction, etc.).

Additional charging of fixed assets amortization is carried out according to the Ukrainian Revenue laws. Before 01.07.1997, extra charging of amortization was carried out linearly by the uniform standards established by the state. Starting from 01.07.1997, amortization is charged by the method of the rest reduction by using the established standards to the residual cost of fixed assets by the beginning of the accounting period.

Period of non-tangible assets amortization is determined by their useful service life (but not more than 10 years).

Amortization is charged by the linear method.

Investments

Short-term investments into the assets of the enterprise are shown by their cost price.

Long-term investments are assessed by the cost price in cases, when the enterprise owns a minor part of votes and has no essential influence on the object of investment.

Long-term investments are shown by the method of participation in cases, when the enterprise has an essential influence on the object of investment.

Stocks

Stocks include raw materials and materials, acquired semi-finished products, fuel, spare parts, incomplete production, containers, finished goods, goods for resale, low-value wearing parts stored in warehouses.

Stocks are taken into account by the cost price. The cost price of stocks includes expenses on their acquiring, delivery and processing.

Estimation of stocks decrease:

- Raw material, basic materials, semi-finished products – by their average cost price;
- Auxiliary materials, fuel, low-value wearing parts – by the method of FIFO;
- Goods in retail trade – by their sale price.

Cost of incomplete production includes direct expenses and production superimposed expenses.

Finished goods are shown by their production cost price.

Material assets, which have no sale cost, are not shown as assets.

Definition of resources

Money resources include the sum of money in the cash department and demand deposits.

Amounts in foreign exchange are converted according to the rate of the NBU as on the date of the report.

Debt receivable

Debt receivable for goods, works, and services is shown by the real cost, that is, by subtracting the assessed doubtful debts.

Accounting of bad debts is carried out during the period when the administration defines such debts as hopeless.

Other debt receivable consists of debts, which not related to sales of products and granting of services.

Determination of the income

The income from realization of products is determined according to the method of extra charging during shipment of products. The income decreases by amount of discounts and returns of products by the buyers.

The income from services is shown in the report, if such services were furnished.

Taxes

Expenses on the profit tax include the taxes calculated according to acting revenue laws of Ukraine, in view of essential temporary differences that were compensated or arisen in the accounting period.

Government subsidies

Government subsidies are used in the structure of current assets and capital investments of the Company and recognized as incomes in the accounting period according to the suffered expenses on fulfillment of financing conditions.

Expenses for research and developments

The enterprise recognizes expenses on research and developments as expenses of the period, if these expenses do not result in economic gains in future.

The enterprise recognizes expenses on research and developments as assets with their further amortization, if these expenses give can be precisely measured, the product or the process can be precisely defined and separated, and the enterprise is intending and has technical possibility to develop, realize or use this product or process.

Information on basic kinds of goods or services produces or furnished by the issuer

The basic kind of activity of the Company is production and realization of steel pipes, solid wheels and tires.

Basic kinds of products:

- Hot-rolled seamless steel pipes;
- Casing pipes and couplings for them;
- Oil-well tubes and couplings for them;
- Cold-rolled seamless general purpose steel pipes and the ones of high and every high accuracy;
- Ball-bearing pipes;
- Electric welded steel pipes, for water-gas-supply and shaped;
- Solid railway wheels;
- Railway tires;
- Rectangular and complex-profile ring products from carbon and alloyed grades of steel.

Steel produced by the Martin shop is basically used for own needs.

Modern technologies and equipment, system of quality control and products testing ensure production of pipes according to technical requirements of the consumers, completely meet the requirements of the national and international standards (API 5L, API 5CT, DIN, EN, ASTM, NFA). Certificates of conformity of the American Petroleum Institute (API) for oil and casing pipes, and oil-well tubes have been received. Railway wheels have received the certificate of conformity from the United German Railways (Deutcher Bann AG).

The company is the leading enterprise of Ukraine by export of steel pipes and wheels to the Far East countries. Pipes of the oil assortment are of greatest demand: oil pipeline pipes, casing pipes, oil-well tubes, hot-rolled general purpose pipes, electric-welded general purpose pipes, water-gas-supply pipes.

The company also renders services of industrial nature.

Information, on tendencies of lowering or increase of profitableness of certain kinds of activity and reason for such changes

In the total amount of the net profit (proceeds) from realization of products the largest share is occupied by the net profit (proceeds) from realization of pipes, wheels and tires. In 2002, net profit (proceeds) from realization of products reached 1 331 724 thousand hrivnas and dropped, in comparison with 2001, by 1,6 % due to changes in the assortment (reduction in production and realization more expensive casing pipes and oil-well tubes).

Information on the basic commodity markets and basic clients

The basic commodity markets for the products of the Company are: Ukraine, Russia, countries of the CIS, foreign countries (in particular, countries of the European Union, USA, countries of Latin America, Near East and Southeast Asia). The situation in these markets was characterized by the general aggravation of conjuncture, strengthening of competition, reorientation of some of our consumers to products of plants in East and Central Europe, higher requirements to pipes quality.

The largest consumers of the Company's products are enterprises oil and gas industry, mechanical engineering, building construction, railways, etc.

Main consumers of oil-well tubes, casing pipes and hot-rolled pipes in Russia are: company with limited liability "Truboopttorg"; company with limited liability "Sinclit"; Closed Joint-Stock company "Interresours"; Closed Joint-Stock company "Inprom"; company with limited "Morion"; company with limited "Southern - Russian Trading - Forwarding Company".

For the accounting year, an improvement in supplies of the Company's products to the market of Azerbaijan has been noted. The level of supplies to this region has grown by 95 %. Consumers of the company's products in this market are: firm "KARASU OPERATING COMPAMY"; Central base of "Management of MTC production of oil and gas in open sea".

The increase of activity in the markets of Byelorussia (by 268 %), in particular, hot-rolled pipes, diameter 57-219 mm and Georgia (by 39 %) has been marked.

Home market, in 2002, has shown the growth of the company's products consumption (by 24 %). The level of the products shipment to other foreign countries has increased by 30 %, basically, due to pipes of oil assortment.

Buyers of oil assortment pipes are large companies engaged in search, extraction, processing and transportation of the mineral oil.

Buyers of general purpose pipes are machine-building factories which use pipes produced by the Company for production of their own products (machines and mechanisms).

The company has mastered and delivers to the CIS and other foreign countries more than 50 profile-sizes of wheels certificated according to the international standards for the rolling stock of railways used in different climatic conditions, and also tires for locomotives, underground cars, trams; complex-profile ring products.

The main buyer of railway wheels and locomotive tires is the Ukrainian Railways (all its branches, car-repair and locomotive repair enterprises).

The main consumers of tram tires are Municipal Rail Transport Organizations and rolling stock repair shops of the municipal transport of Ukraine.

Wheels and a bandage for the underground are delivered for the Kiev, Kharkov and Dnepropetrovsk undergrounds.

In 2002, export of the company's products abroad increased by 34.4 % compared with 23.6 % in 2001.

Constant and potential consumers of the Company's products are enterprises and firm of traditional commodity markets in Ukraine, countries of the CIS, as well as other foreign countries. The management of the Company makes all efforts for strengthening and development of new forms of co-operation with customers and suppliers, and also for mutually advantageous trade with foreign partners.

Information on trade channels and sale methods, which are used by the Company

The Company's products are sold by the traders of metal products or purchased by consumers.

By results of the company's operation in 2002, the Company sales were distributed in the main consumer markets of: Ukraine - 38,4 %; Russia - 23,9 %; export to other foreign countries - 34,4 %.

In 2002, the amount of shipped products has reached 657 551.28 tons. In the total amount of the shipped products: 45 % are hot-rolled pipes (for oil pipelines and hot-shaped general purpose pipes; 20.6 % - casing pipes; 20 % - wheels; 3,7 % - tires, rings.

226.3 thousand tons of finished products were shipped to foreign countries in 2002.

179.2 thousand tons of products were shipped to the country of the CIS in 2002.

The largest consumers of the Company's products are: Russia – 156.6 thousand tons, Byelorussia – 7.8 thousand tons, Azerbaijan – 6.2 thousand tons.

With the purpose of the Company's products promotion to commodity markets and improvement of the corporate image of the enterprise we have developed and realized the program of advertising campaign in 2002 focused on Ukraine, Russia, countries of the CIS.

We are engaged in the advertising company in mass media, including in Internet.

Information on sources of raw material, their sufficiency and dynamics of prices

The basic raw material for our Company is pig iron, round billet, strips, ferroalloys, refractory bricks and scrap of metal.

In 2002 the Company received round billets from: Joint-Stock Company "MMZ Istil", OJSC "Oskolsky electric works", OJSC "DSS".

During the year, the price for round billets remained stable and made 1000 hrivnas per 1 ton with VAT.

The company received strips from: OJSC "Mariupol works", OJSC "Saporozhstal". Prices of strips have not considerably changed during this year and remained at the level of 1200 hrivnas per 1 ton with VAT.

In 2002, the Company received pig-iron from: OJSC "Saporozhstal", OJSC "Dnepropetrovsk works after Petrovsky", OJSC "Mariupol worksafter Ilych", OJSC "Alchevsky works", OJSC "Novo-Lipetsk Works" and from the Joint Venture of the Joint-Stock Company "Tulachermet"

Prices on pig-iron were stable during this year and on average were at the level of 670 hrivnas per 1 ton with VAT.

Information on changes of in prices of ferroalloys and refractory bricks for the year is given below:

FERROALLOYS (price in hrivnas per ton VAT including)		January 2002	July 2002	December 2002
OJSC "Nikopolsky plant of ferroalloys"	SiMn17	3184	3184	3184
OJSC "Zaporozhsky plant of ferroalloys"	SiMn17 FeSi 65%	1950 2760	1950 2760	1950 2760
OJSC "Stakhanovsky plant of ferroalloys"	FeSi 65%	2760	2760	2760

REFRACTORY BRICKS (price in hrivnas per ton VAT including)		January 2002	July 2002	December 2002
OJSC "Krasnoarmeysky silica brick plant"	D-5	189	384	384
OJSC "Zaporozhvognetriv"	PHS KU 13	1610 421	1610 421	1610 421
OJSC "Kindratyevsky plant of refractory bricks"	Funnel C8 bottom gate C8x300	404 457	437 494	437 494
Plant "Magnezit"	PHS-1 MG-1	280 $ 285 $	280 $ 285 $	280 $ 285 $
OJSC "Chasovoyarsky plant of refractory bricks"	SN 38 No.10	303	280	280

Information on features of developments in the field of the Issuer's activity

The metallurgical industry that is nowadays the source of nearly 40 percents of the Ukrainian currency receipts due to export of metal products has encountered a number of fundamental problems, which restrain the competitiveness of domestic metal products. Among them are inadequate and unstable quality of domestic metallurgical raw material, backward technological base of production - over 60 percents of products is produced by old technologies and employment the equipment that requires upgrading or replacement.

The Ukrainian metallurgists are being forced out from foreign markets by numerous antidumping investigations on the background of the metal market conjuncture, which is worsening.

In the medium-term prospect, the greatest influence on the financial and economic position of enterprises of ferrous and steel industry and the output of such enterprises will be from two major factors:

- Production conditions inside the country;
- Availability of the state support for the industry.

The situation in the pipe industry is influenced by several reasons:

- Inadequate amounts of current assets;
- Lack of sufficient amounts of round billets and strips, the major part of which is exported by manufacturers of this products;
- Instability of the power market;
- Antidumping investigations on the part of the European commission.

Many kinds of the metal works products have already become competitive in foreign markets. In the round billet production sub-industry of the Ukrainian iron and steel industry, for the last several years, there is a tendency of output reduction. However, at the same time, manufacture of high-tech products and supplies are increasing to markets beyond the borders of the CIS's countries.

But their positions are still insufficiently stable due to internal problems, in particular, absence of investment resources and changes in conjuncture of the world market. Therefore, for their support, major efforts of the state economic and structural policy should be directed.

The Company's export of pipes the foreign countries increased by 30 % in comparison with 2000. Taking into account the leading position of the Company in this industry (38.6 % from a total output of pipes produced in Ukraine without welded pipes of large diameter) this tendency will prevail and will be characteristic for the nearest period of its development.

Technological process of the Company' s products manufacturing does not depend on seasonal changes, and the output, in general, depends on market condition. Consecutive and persevering work of the Company on providing shops with reduces makes changes in the month outputs of the Company minimum irrespective of the season.

Information on competitiveness in the industry, on features of the issuer's production (services)

Tendencies of pipe markets development prove that traditional orientation on pricing in competition, to which, last years both Ukrainian and Russian pipe-producers adhered to, has practically outdated itself. The demand of pipe products today is objectively limited by a number of factors. The situation becomes aggravated by the crisis of overproduction, when the market consumes considerably less, than manufacturers may offer.

Competitiveness of Ukrainian pipe-producers is also limited. The structure of expenses on pipe production of any pipe producing enterprise the cost of power resources plays a significant role to forming of the products final price. Unlike Ukraine, Russian pipe plants purchase them at a much smaller price. Such situation allows the Russian enterprises to get advantages in competition due to lower, in comparison with the Ukrainian colleagues, prime cost of the manufactured products.

The state interference also has its negative effect on pipe markets today. Being guided first of all by political reasons, the state bodies of countries where the traditional consumers of our products are concentrated introduce, in interests of their manufacturers, limitations, different trade sanctions, placing the Ukrainian pipe-producers into the knowingly incorrect competitive conditions. Antidumping investigations and as result the policy of quotations for the pipe products, which are delivered by Ukraine to a foreign market, has become a rule and typical feature of the economic policy of Russia, USA, countries of the European Union.

We find the above tendencies practically in every large market where the Company is selling its products.

- **UKRAINE:**

The domestic market is traditionally one of main market for our Company, as well as for all other Ukrainian manufacturers. The market is characterized by strengthening competitiveness between the Ukrainian companies. Besides, instability of national legislation also has the negative influence on the market situation in the pipe industry of Ukraine.

The company has no competitors who are producing railway wheels and tires, casing pipes and oil-well tubes and seamless pipes in Ukraine due to the monopoly position in the above kinds of products.

In the industry, in Ukraine, the main competitors in certain standard sizes of produced pipes are: OJSC "Dnepropetrovsky pipe plant" (Dnepropetrovsk) and JSC "Nikopol plant of seamless pipes "Nilo Tube" (Nikopol).

- **RUSSIA:**

In 2002, some Russian pipe plants set up an association. New and stronger participants in the market have strengthened the competitiveness between Ukrainian and Russian pipe-producers in the market of Russia and beyond its borders.

The main competitors in Russia are enterprises of "United metallurgical company" (Russian Federation) and "Pipe metallurgical company" (Russian Federation) in respect to the whole range of manufactured products, including pipes of oil assortment and solid wheels.

- **EUROPE and USA:**

In the markets of Europe and USA the Company is forced to operate according to quotas forced by antidumping investigations.

Apart the problems with quotas for our supplies to the countries of the European Union, the situation in the pipe market in this region has objectively become more complex. It is because of the fact that our traditional consumers have begun to reoriented to products from suppliers of East and Central Europe countries.

Now, the situation in the markets is such that practically all attained results in improvement of steel, pipes, wheels and tires production, higher quality of the produced products and lower prime cost are not enough for manufacturing of a competitive product.

To support the competitiveness of out products, we have approved a perspective program of technical modernization and reconstruction of separate units and complete production sectors that are responsible for quality and consumer properties of the products.

Successful implementation of this program will have far-reaching strategic consequences. The Company will have a real possibility not only to hold its positions in the markets of pipes, wheels and tires, but also by leading the competitors, to attain additional markets and to have an opportunity to increase output and improve the welfare of its workers.

Information on important problems, which influence the Issuer's activity

The Company's activity, as well as the activity of all enterprises in the pipe industry is considerably influenced by external economic situation and financial policy of the state. As an example, the Company's business under the Law of Ukraine "On further development of the mining and metallurgical complex" in 2002.

On the other hand, strong competitiveness in internal and world markets is constantly forcing the Company to improve "know-how" of the manufacturing process by improving the quality of its products with simultaneous lowering of expanses, to introduce new, especially liquid kinds of products.

The Company's business is mainly influenced by changes in conjuncture in the markets of solid wheels, tires and steel pipes, including:

- Solid wheels and tires:

- Increase of wheels demand in the Russian Federation and stabilization of wheels consumption in the home market;

- Steel pipes:

- Absence of demand for pipes for mechanical engineering industry in Ukraine because the mechanical engineering industry is in decline, the oil and gas extraction companies do not increase the scale of their research and exploration works, extraction of oil and gas in the Ukrainian territory, gasification of settlements is very slow because of absence of funds, and gas supplies to citizens are carried out by municipal services being budgetary organizations with inadequate financings.

- Lowering of quotas on pipes supplies to the Russian Federation;

- Stabilization of sales in the markets of foreign countries.

Besides, growth of internal prices on conversion round billets and strips has reduced the profitability of pipe products.

Description of important factors that may affect the Company's activity in future

These are the important factors that which may affect the Company's activity:

- Changes in customs and tax laws of Ukraine and countries of the CIS in respect to export of products;

- Changes in requirement in basic consumer markets in the countries of the CIS. The practice shows that the Company' s activity is influenced by cyclic changes and is dependent on general economic situation, reliance and income of consumers, level of demand for the Company's products, availability of sources of finances and cost of credits.

The following risks may affect the Company's activity:

1. Instability of legislation, including change in financial policy.

2. Worsening of the general economic situation in Ukraine. This risk is minimized because the Company has a diversified system of its products sale.

3. Sharp increase in cost of loans. This risk is minimized due to business with several loaners and diversification of sources of financing.

4. Force majeure circumstances. This risk is minimized by insurance of production assets, transportation of goods, etc.

Also as the risk, we may consider the coefficient of frequent, in many cases groundless, interference of the state bodies into the Company' s business.

Degree of dependence on legislative or economic limitations

- Antimonopoly legislation.

The internal Ukrainian antimonopoly legislation is significantly limiting the ability of the Company to exert any pressure on the company's products consumers, including the right to refuse from production of monopoly-attributed kinds of products.

- State regulation of prices.

At present, the state does not regulate prices of the Company's products.

- The state support for the industry.

In 2002, the Law of Ukraine "On further development of the mining and metallurgical complex", dated January 17, 2002 was enforced and due to it the company was able to provide financing for implementation of a part of the program of technical development of the enterprise, to improve the quality and competitiveness of its products.

The Decree of the Cabinet of Ministers of Ukraine No. 48, dated January 15, 2002, established quotas on supplies of pipes to the Russian Federation from January 1 till December 31, 2002 in the amount of 223 100 tons.

Information on facts payments of fines and compensations for infringement of the current legislation

The company is doing its business according to the current legislation of Ukraine and its Charter.

The company realizes its foreign trade activities as the subject of foreign trade activities according to the purposes and scope of its business.

By the results of economic activities in 2002, it has repaid fines for the amount of 422 thousand hrivnas.

On violation of labor safety norms and industrial injuries under Instruction dated July 25, 1994, No. 71 "On the procedure of amercement for infringement of normative acts on labor safety" the company has paid 89 thousand hrivnas (21.1 %) of fines.

From the total amount, for infringement of payment discipline, due to delayed payments, the fine of 86.0 thousand hrivnas (20,38 %) has being paid.

Fines according to inspection acts reach 75.0 thousand hrivnas (17,7 %), including:

- 3 thousand hrivnas - for delayed payments in foreign exchange, for infringement of norms of the Law of Ukraine "On procedure of payments in foreign exchange", dated September 3, 1994 No. 185/94 BP, with amendments and supplements.
- 72.0 thousand hrivnas – according to inspection acts of target insurance funds by the norms of the legislation on obligatory state social insurance of citizens in Ukraine.

For contamination of environment, the company paid fines in the amount of 7 thousand hrivnas. (1.66 %).

Policy of business financing

Financial activity of the Company, as the main part of its economic activity aimed at providing systematic receipts and expenses of resources, observance of the accounting discipline, achievement of rational proportions the owner's equity and credit capital and its most efficient use.

The amount of the received profit and the level of profitability of produced products characterize financial results of the Company's activity. By results of business, the company has received, in 2002, 108 485 thousand hrivnas of gross profit. By results of 2002, net profit has reached 16 672 thousand hrivnas.

The structure of the Company's capital as on January 1, 2002 is as follows: 84.8 % - owner' s equity, 15,2 % - liabilities, and as on January 1, 2003, accordingly – 83.9 % - owner's equity, 16.1 % - liabilities.

Structure of the owner's equity, in thousand hrivnas:

	As on January 1, 2002	As on January 1, 2003	Changes in 2002
Authorized Fund capital	13 471,00	13 471,00	0
Additionally invested capital	36 615,00	37 181,00	566,00
Other additional capital	469 854,00	477 775,00	7 921,00
Reserve Fund	13 975,00	19 086,00	5 111,00
Undistributed capital	332 171,00	336 188,00	-4 017,00
Unpaid capital	-123,00	0	-123,00
TOTAL	**865 963,00**	**883 701,00**	**17 738,00**

Owner's equity of the Company in 2002 was enlarged by 17 738 thousand hrivnas due to increase in additional capital (increase in fixed assets) and creation of the reserve capital.

Increase of the owner's equity, its correct distribution, equilibrium between the assets and sources of their formation, as well as solvency and credit worthiness - all these factors assisted to better financial independence of the enterprise.

For the purpose of assessment of the financial performance, there exits the system of parameters, which are characterized by the following factors:

No.	Factors	Standard	As on January 1, 2002	As on January 1, 2003
1	Coefficient of autonomy	Not less than 0.5	0.8585	0.8519
2	Coefficient of indebtedness	Not more than 0.5	0.1649	0.1738
3	Coefficient of coverage	More than 1.0	2.14	1.89

The coefficient of autonomy shows the part of own resources in the general currency of the balance. This parameter for the period under consideration has declined as the growth rate of the balance currency was higher than the growth rate of sources of own resources.

The coefficient of indebtedness characterizes the relation between own and borrowed resources, and for the period under consideration this parameter has improved.

The coefficient of coverage shows the relation of resources and debt receivable for current liabilities.

All the above factors confirm high financial stability of the Company and possibility of attraction of additional credits and loans for development of production capabilities.

Information on the cost of concluded but not yet executed agreements

As on December 31, 2002, the company has no concluded but no not executed agreements (contracts).

Forecasts and plans

The target of the Company in 2002 - organization of efficient production-economic business of the Joint-Stock Company with the purpose of receiving the maximum profit and ensuring capitalization of the Company on the basis of recovering its fixed assets and modernization of production.

In 2002, it was planned to produce 525.6 thousand tons of pipes and 208.9 thousand tons of rolled products.

To reach this target, it was necessary to provide:

1. Implementation of measures on modernization of production and maintaining of the technical level, modernization of equipment, introduction of progressive scientific and technical developments, mastering of new kinds of pipes, railway wheels and tires for higher competitiveness of products and spreading of consumer markets.

2. Rhythmic manufacture of high quality products within time determined by customers.

3. Reduction of expenses on production by rational use of material, labor, fuel and energy and other kinds of resources.

As the result of implementation of the plan of technical development, the export potential of the Company due to a wider assortment of pipes and wheels, stabilization of quality of the manufactured products in compliance with the introduced system ISO 9001:2000 will increase.

Description of the Company's policy of research work and developments

In 2002, the main directions of the Company's operation were development of new and improvement of current technologies for manufacture of products in compliance with requirements of international standards, improvement of products quality, as well as reduction of prime cost by consuming less power.

Expenditures on research work, designing and development of production for the last three years has as follows:

- 2000 - 11 569.9 thousand hrivnas;
- 2001 – 54 087.0 thousand hrivnas;
- 2002 - 73 673.8 thousand hrivnas.

In 2002, in cooperation with some scientific organizations and active participation of the shops experts 27 research works focused on improvement of the products quality and their better consumer properties, widening of the manufactured products assortment and production of new kinds of pipes and wheels, improvement of technology have been performed.

Among one of the most important are the following:

- Introduction of the technology of "hidden" bottom blowing of neutral gas at the Martin ovens Nos. 2,3,5 during steel melting in the Martin shop;
- Introduction of the new line of coupling screwing on using the digital control units at the sixth bay of pipe-rolling shop No. 4;
- Introduction of the system of automatic control of center to center distance between the pilger-rollers in pipe-rolling shop No. 1;
- Reconstruction of equipment of the wheels machining section of the wheel rolling shop;
- Construction of the section for railway wheels finishing and control in the wheel rolling shop.

The company is gradually wins authority of not only the reliable supplier, but also the manufacturer of quality products. Quality of the Company's products has been proved by conclusions of the world famous enterprise "SGS Ukraine" (Odessa) that conducted an independent inspection by the decision of the Administration or by demands of consumers.

For successful operations in the market and, in particular, in the world market, under conditions of severe competition, it is necessary to provide unconditional competitiveness of the products. Therefore, in 2001, the certificated system of quality control in compliance with ISO 9002 has been introduced. Certificate of the system of quality - one of the requirements of the European Union Directives.

Introduction of the quality system gives reliance to consumers that our Company produces high-quality products, and it is guaranteed by adequate organization of the production process, production technologies and quality inspection, high qualification of personnel. The Company's system of quality control management also allows to participate in international tenders on supply of products. System of quality is certificated by:

- Certification agency TUV CERT of the German Association of technical supervision on conformity to requirements of Standard EN ISO 9002:1994;
- Certification agency of Gosstandart of Ukraine VNITI-TEST - on conformity to requirements of Standard DSTU ISO 9002-95;
- Certification agency of the American Petroleum Institute - on conformity to requirements of Standard API Specification Q1;
- Certification agency of the American Association of Railways - on conformity to requirements of Standard AAR M - 1003.

Operation of the quality system management is introduced in all shops on manufacture of the Company's products.

Results of the certification performed in accounting year reconfirm that the system of quality of the Company provides long-term strategy of constant improvement of products quality and alongside with operative correcting and precautionary operations enables the Company to be the leader in the field of quality.

The company will continue its work focused on improvement of the products quality, search of new sales markets and modernization of information technologies to better understand the market and to promote the international reputation of the Company. This strategy will allow the Company to save the competitiveness in the international markets due to high quality of products of the enterprise and good understanding of consumer requirements.

Other information

In 2002, comparing with the last year, the gross profit has decreased by 66.0 % and made 105 535 thousand hrivnas. Profitability of the sold products calculated depending on the gross profit has declined and made 8.6 % in 2002.

In 2002, the plan of sales of commodity products has been exceeded. The surplus was 1.7 % or 22 225 thousand hrivnas. The level of production of pipes, wheels and tires, in comparison with 2001, has grown a little - by 0.2 %. We also started to sell Martin ingots by the system of products produced on commission that appeared in 2001.

As on January 1, 2003, actual remains of fixed current assets of the Company make up 182 475 thousand hrivnas. The tendency of reducing the remains is obvious, and principal reason for such significant reduction is reduction of the remains of finished products in ports.

In 2002, in comparison with 2001, it was noted that the turn-over of the fixed current assets, for the whole Company, has raised by 6.2 days, including due to reduction in remains – by 6.6 days, due to drop in sales - slowing down by 0.1 days. For the fiscal year, the actual industrial prime price of the products output has been reduced by 2.8 % in comparison with the planned costs, and the company saved 33 604,5 thousand hrivnas.

Debt receivable for the period under consideration has declined by 0.7 % or by 1 855 thousand hrivnas and made as on January 1, 2003 - 275 044 thousand hrivnas. The largest part, as on January 1, 2003, in structure of debt receivable falls into indebtedness for the goods, works, services – 86.8 %. For the accounting period, it has declined by 809 thousand hrivnas, and in the total of debt receivable has reached 87.1 %. Payments to the budget have decreased by 5 529 thousand hrivnas and made 4.8 %. Reimbursements from the budget for 2002 are equal to 24 262 thousand hrivnas, from this amount, to the settlement account of the Company - 11 503 thousand hrivnas. For the most part, it is VAT to reimbursement.

The accounts payable, for the accounting period, increased by 14 828 thousand hrivnas and made, as on January 1, 2003 - 129 083 thousand hrivnas.

The ratio of accounts payable and debt receivable has risen from 0.41 to 0.47.

In 2002, the gain of assets on the whole made 14 254 thousand hrivnas. The owner's equity of the Company has increased in 2002 by 17 738 thousand hrivnas and made, as on January 1, 2003 - 883 701 thousand hrivnas.

For the accounting period, the Company's experts, independently and with participation of other organizations, have carried out a number of research works focused on improvement of the products quality and their better consumer properties, widening of the assortment and manufacture of new kinds of pipes, wheels and tires, perfecting the technology, etc.

Experts of the Company cooperated with more than 10 scientific organizations (STI, IFM, NmetAU, etc.).

One of the most important measures carried out in 2002 are:

1. For the duration of this year, we have continued works on improvement and introduction of 4 process technologies (in the pipe-rolling shop) of manufacture of pipes for oil and gas pipelines with higher resistance to low temperatures and corrosion from steel 20 HFI.

Pipes are intended for use by oil-extracting enterprises in the Western Siberia and in the North of Russia, in oil and gas pipelines, in technological oil transporting systems, as well as in systems that ensure seam pressure in northern climatic zones at temperatures from minus 50° C to plus 40° C. Pipes are intended for pipelines transporting products with high content of H_2S and CO_2.

Pipes are characterized by high stability of mechanical properties, low temperature of tough-brittle transition, higher general corrosion and pitting resistance, resistance to sulfide and hydrogen corrosion cracking.

In 2002, the company produced more than 10 thousand tons of the corrosion-resistant pipes.

2. The company has developed and introduced the technology casing pipes production in compliance with Standard API5CT, 6th Edition of 2000, of the durability group P110 and by DSTU 632-80 durability group up to "L", including for pipes 114 – 139.7 mm in diameter.

3. The company continued its activity in improvement of pipes production in compliance with German standards DIN for general purpose pipes from steel grades 100Cr6, 100CrMn6, 20MnV6 and boiler tubes.

4. Production of casing pipes of 168 mm in diameter from round billets instead of ingots.

Amount of pipes produced for export to foreign countries in 2002 reached 35.7 % from the total amount of manufactured pipes.

5. In 2002, the company developed and introduced 36 new designs of wheels, size from 700 to 1260 mm under orders from Canada, Turkey, Norway, Spain, France, Italy, India, Indonesia and some other countries by standards UIC 812-3, British Standard BS 5892, and new Standard IRS No. -34-99 (India) and by Turkish standard TTS 094 and by some other standards.

20 % from the total number of wheels produced by the wheel-rolling shop are exported to foreign countries.

The company has developed and introduced 16 new types of tires for Argentina, Kenya, Turkey, Spain, Netherlands and Belgium.

In 2002, 65 % of all products manufactured by ring-tire production line is exported.

The up-to-date technologies of wheels production from round ingots instead of "camomile" allows to increase the accuracy of ingots cutting and positively influences the quality of rolled wheels, reduces the number of such defects as collarings and rolling cavities and reduced consumption of metal.

The company, in addition to issues related to modernization, improvement of overall economic factors of the Company's business, is constantly controlling the issue environment improvements as enterprises of the steel-melting and pipe-rolling industry are affecting the environment.

The company is directing significant resources on treatment of exhaust gases, process water and sewage, on reduction of the amount of firm and rare waste products that are let into the environment without being treated in the way to harmless to the environment.

Effective environment protection measures are being executed during the steel-melting process, such as gas treatment and purification, processing of slag heaps. Water is purified and used many times for technical purposes.

Doctors periodically examine worker occupied at operations with harmful industrial factors, receive individual protection means, medicines and special meal.

Products of the Company are radiation-safe and harmless to environment. Implementation of the environment strategy is supervised by carrying out standard analysis. Results of such analysis are registered, in case of deviations from established standards immediate actions are taken to bring the source of harmful emissions to the standard or to immediately remove the harmful influence.

In 2002, the following environment protection measures were executed:

- Reconstruction aspiration systems installed near machines of pipe plasma cutting in pipe-rolling shop No. 5 gas been carried out;
- Adjustment works has been carried out at fuel-burning units to make them meeting the environment requirements;
- Initial settling tanks of pipe-rolling shop No.1 were equipped with units designed for collection and recovery of petroleum products;
- Data sheets for industrial wastes have been compiled;
- Works have been carried out on utilization mercury lamps;
- Pond-cleaner has been cleaned;
- Dust-gas purification units have been tested and certified in all shops of the company;
- Atmospheric air of the plant's environment has been tested;
- For the purpose of radiation control, special "Cordon" radiometer has been installed;
- Chemical protection works have been performed at the tanks for wet etching of pipe-rolling shop No. 3;
- Sanitary - chemical and toxicological and hygienic research of industrial wastes has been carried out and conclusions have been discussed and dealt with.

The significant works on environment protection is envisaged for 2003.

Among the priority issues, which require primary solution, both for the state and for the Company is rising of the population income, as the living standard of citizens is the main criterion of economic and social policy efficiency.

International recognition and respect to the Company in the whole world is proved by numerous prizes and awards for competitive products, and also for integration into the world economy.

AUDITING FIRM
INSIDER-CENTER
Phone/fax: 744-33-06, ph.: 41-68-47, 41-65-30
E-mail: root@insider.dp.ua
49600, 29-A, Naberezhnaya Lenina, Dnepropetrovsk

N01-02/04
21.04.2003

To Open Joint-Stock Company
"Nizhnedneprovsky Tube rolling plant"

To Dnepropetrovsk territorial management of the
State commission on securities and stock market

AUDITOR'S CONCLUSION

Of the independent auditing firm, OJSC "Inside-Center" about adequacy of financial performance of the Open Joint-Stock Company "Nizhnedneprovsky Tube rolling plant"

Under agreement No. 01-16/530030183, dated December 25, 2002, the company with limited liability, firm "Inside Center" that has it head office at the address: 29-A, Naberezhnaya Lenina, Dnepropetrovsk, 49600 (phones (0562) 41-65-30, 744-33-06) and is acting in compliance with the Charter and certificate on registration as the subjects of the auditor activity No. 2459 issued by the Decision of Auditor Chamber of Ukraine No. 98, dated January 26, 2001, valid till January 26, 2006, has carried out an audit of adequacy of financial accounting document of the Open Joint-Stock Company "Nizhnedneprovsky Tube rolling plant" and its financial performance in 2002.

The audit was carried out in Dnepropetrovsk from January 08 till April 18, 2003.

For auditor's check of the Open Joint-Stock Company "Nizhnedneprovsky Tube rolling plant" has submitted information on its financial and economic activity for the period from 01.01.2002 till 31.12.2002.

Responsibility for adequacy and completeness of the submitted information rests upon the management of the Open Joint-Stock Company "Nizhnedneprovsky Tube rolling plant". Our liability was to prepare conclusion by the results of the auditor's check.

The audit was performed in compliance with requirements of the Law of Ukraine "On auditor's activity", "On securities and stock exchange", "On state regulation of the securities market in Ukraine", "On book keeping and financial accounting in Ukraine", National Regulations (Standards) of book keeping, national normative of audits in Ukraine, and other legislative acts.

The scope of the audit has been planned by in compliance with the national norms of auditing so that we were able to reveal substantial mistakes and infringement, which may affect information reported in the financial accounting documents. Auditors checked, using tests, information which reconfirms the digital data in the financial accounting documents.

In the course of the auditor's check, we have estimated the accounting principles used by the company, truthfulness of existence and accuracy of evaluation of assets, owner's entity and liabilities, the degree of the mistake was defined according to the national norms of auditing N11.

We believe that we have received sufficient evidences of the fact that financial reports do not contain essentially unreliable information.

As the result of the auditor's checkm, it was ascertained that:

Full name:
Open Joint-Stock Company "Nizhnedneprovsky Tube rolling plant";

Code by EDRPOU:
05393116;

Location:
21, Stoletova Street, Dnepropetrovsk, 49081.

The company is registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies on December 28, 1994, registration No. 10059-ÀT, Certificate of the state registration (re-registration) of the subject of entrepreneur activity No. 05393116.

Amendments to the constituent instruments:

- Amendments and supplement No. 1 to the Charter of Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" (in its new Edition) are approved by the General Meeting of shareholders (minutes dated 22.05.96 No. 1) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (Order dated 29.05.96 No.394-p);
- Amendments and supplement No. 2 to the Charter of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 2 dated 05.03.97) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (Order dated 23.04.97 No. 394-p);
- Amendments and supplement No. 3 to the Charter of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 3 dated 22.06.98) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (Order dated 27.07.98 No. 762-p);
- Amendments and supplement No. 4 to the Charter of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 4 dated 01.06.99) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 13.07.99 No. 04052092IO0010023);
- Amendments and supplement No. 5 to the Charter of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 5 dated 16.05.2000) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 26.06.2000 No. 04052092IO0010023);
- Amendments and supplement No. 6 to the Charter of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 6 dated 29.03.2001) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 12.05.2002 No. 04052092IO0010023);
- Amendments and supplement No. 7 to the Charter of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 7 dated 14.05.2002) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 05.06.2002 No. 04052092IO0010023)

Main kinds of activity:

The company realizes the activity on the basis and in compliance with the current legislation of Ukraine and the Charter.

Code by ZKGNG	Kinds of activity
12140	Production of pipes
71212	Pharmacy institutions
95130	Design firms, referred to scientific institutions
61124	Erection work
61134	Start-and-adjustment organizations
91514	Polyclinic establishments

The company realizes its foreign trade activities as the subject of foreign trade activities pursuant to the purpose and within the scope of its activity.

The founders of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" are the state on behalf of the Fund of State-owned Property of Ukraine. Location: 18/9, Kutuzova Street, Kiev, phone (044 295-12-74, and the organization of leasers of the «Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht» registered by the Order of the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies dated 30.12.92 No.1205-p.

The Authorized Fund is established in compliance with the Approval of the Fund of State-owned Property of Ukraine, Act of estimation of the assets cost of the lease enterprise "Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht" that is distributed between the founders as follows:

- Organization of leasers "Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht" - 16 828 240 (sixteen millions eight hundred and twenty eight thousand two hundred and forty) common shares for the amount of 4207060 (four million two hundred seven thousand sixty) hrivnas which make 78.07 % of the Authorized Capital;

- The Fund of State-owned property of Ukraine – 4 725 760 (four million seven hundred and twenty five thousand seven hundred and sixty) of common registered shares for the amount of 1 181 440 (one million one hundred and eighty one thousand four hundred and forty) hrivnas which make 21.93 % of the Authorized Capital;

Privatization of the Company has been completed (Order of the Fund of State-owned property of Ukraine No. 1397 dated December 8, 1997 "On completion of the process of privatization of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant").

The first issue pipe shares was carried out during privatization of the Company by issue of 21 554 000 (twenty one million five hundred and fifty four thousand) common registered shares with par value of 0.25 hrivnas each for the total amount of 5 388 500 (five millions three hundred and eighty eight thousand five hundred) hrivnas.

Additional (second) issue of shares has been carried out in the process of open subscription for 32 331 000 (thirty two millions three hundred and thirty one thousand) common registered shares with par value of 0.25 hrivnas for the total amount of 8 082 750 (eight millions eighty two thousand seven hundred and fifty) hrivnas.

As on 31.12.2002, the Fund of State-owned property of Ukraine has no common registered shares of the company.

Registration of owners of the Company's securities is performed according to the current legislation of Ukraine by the independent registrar, company with limited liability "Alpha-Invest" approved by the General Meeting of shareholders (minutes No. 6, dated 29.03.2001).

Holders of shares whose part in the Authorized Capital exceeds 5 percents are:

- "Allied Steel Holding B.V.";
- "Rosen Asset Management S.A.";
- "Blumberg Industries LLC";
- Company with limited liability, firm "Kuvera".

Accounting is carried out in the form of book-orders basing on principles of revenues and expenses.

To provide adequacy of data in book of financial accounting the company is periodically performing inventory of assets and liabilities.

The remains and errors revealed by inventories of assets are shown in the report on financial results.

The submitted financial accounting documents are based on principles and manners of disclosure of information which are regulated by national Regulations (Standards) of book keeping. Factors of the financial accounting and book keeping coincide with each other.

Accounting policy of the company is based on requirements of normative documents, Order No. 20, dated 03.01.2002. No changes were introduced for the accounting year into the accounting policy of the Company.

Accounting of assets are classified according to normative documents of book keeping:

- Noncurrent assets;
- Long-term assets;
- Stocks;
- Debt receivable;
- Money resources;
- Expenses of future periods.

And recognized by the company pursuant to P(S)BO No. 7 "Fixed assets" as original cost.

Original cost of fixed assets is increased for the amount of expenses related to improvement of the object (modernization, reconstruction, re-equipment, etc.).

Amortization of fixed assets assessed according to the revenue laws.

Amortization of low-value intangible assets is determined to be equal to 50 % at the moment of transfer into operation and 50 % at writing-off from the balance.

Fixed assets are estimated on the balance sheet by the price of acquiring or manufacturing taking in account indexations of 1992-1996, which were used according to the Decrees of the Government. Assessment as on the date of the balance sheet has not been carried out.

Land is not the property of the Company and is in the long-term use.

Cost of the incomplete capital investments has been evaluated depending on incurred expenses.

Intangible assets are shown on the balance sheet by their original cost. Amortization is estimated for the whole period of their useful use which is established from the moment of assets approval by the straight line method and comply with the requirements of P(S)BO No. 8 "Intangible assets".

Income and expenses on leasing of fixed assets of both the leaser and lessor are assessed pursuant to P(S)BO No. 14 "Lease".

Long-term financial investments are estimated and shown on the balance sheet in compliance with P(S)BO No. 12 "Financial investments".

Investments that are taken into account by the method of their participation in the capital of other enterprises as on the date of the balance sheet are not re-estimated because the company deems this amount insignificant.

Initial estimation of acquired and produced stocks complies with the procedure of approval P(S)BO No. 9 "Stocks".

Writing-off of stocks from the balance on production and sales is carried out:

- Raw materials and basic materials – by the average cost price;
- Auxiliary materials, MSP - by FIFO method;
- Goods – by sales price.

The precautionary method of expenses and cost price of the main products accounting is applied.

The cost of incomplete production consists of direct and general products expenses.

The list and structure of general production expenses and expenses for the current period complies with the methodological principles P(S)BO No. 16 "Expenses".

On the balance sheet, the company's debt receivable is shown by their net cost of sale pursuant to P(S)BO No. 10. Debt receivable is separated into long-term and current.

For classification purposes of the indebtedness, the following criteria are used: up to 30 days; 30-60; 60-90; over 90 days.

Calculation of the doubtful debts reserve is conducted according to the methodical recommendations.

In the course of the check, it has been ascertained that situation with mutual payments is confirmed by acts of verification.

The Company does not define the list of related parties.

However, the significant part of sales and purchases is realized by the SPIG "Interpipe" and by significance of relations this company may be deemed as related party. Assessment of assets and liabilities of operations with the SPIG "Interpipe" was performed by the balance sheet value.

Money resources on the balance sheet of the company are resources in national currency and foreign exchange in the cash department, on current accounts with the banks, demand deposits.

The remains in foreign exchange are converted into the accounting currency by the exchange rate of the NBU as on the date of the balance sheet.

Expenses of future periods are shown on the balance sheet and include expenses of the current period that belong to subsequent periods.

The Authorized Fund is equal to 13 471 250 (thirteen millions four hundred and seventy one thousand two hundred and fifty) hrivnas. (First issue – 5 388 500 hrivnas. Second issue – 8 082 750 hrivnas).

As on 31.12.2002, the Authorized Fund is paid off in full.

The Authorized Fund is divided into 53 885 000 (fifty three million eight hundred and eighty five thousand) common registered shares with par value of 0.25 hrivnas each. (First issue – 21 554 000 common registered shares. Second issue – 32 331 000 common registered shares).

The average quantity of common shares which were in turn-over for the period the fiscal year was equal to 53 885 000.

Corrected net profit per one share is 0.3094 hrivnas. The company did not make redemption of its own shares.

The Reserve Fund is formed by annual deductions from the net profit of the company and is intended to cover costs related to compensation for damages and unscheduled costs.

Other additional capital consists of the amounts of fixed assets indexation, renewal of own current assets by the experiment, and freely acquired assets.

The procedure of profit distribution is established by the current legislation, charter and internal normative acts of the company and approved by the General Meeting of shareholders by submission of the Board and coordinated with the Supervisory Council.

On 14.05.2002, the General meeting of shareholders of the Company approved annual results of financial-economic activity of the Company and distributed the profit earned in 2001 to dividends (14 kopecks per 1 share, dividend tax including), and to the Reserve Fund. In 2003, distribution of profit by the results of 2002 has not been made yet.

The General Meeting of shareholders was held on June 19, 2003.

Confirmation, classification and assessment of the company's income has been done by the company pursuant to requirements of P(S)BO No. 15 "Income".

Determination of the balance and taxable profits was carried out in compliance with the current legislation. In the accounting report, the taxable profit from usual activity is shown pursuant to P(S)BO No. 17 "Taxable profit". Estimation of temporary differences influence on calculation of the taxable profit from the accounting income is based on the amount of the deferred taxable assets in 2002 – 9 104 thousand hrivnas. The balance, as on 31.12.2002, of deferred taxable assets is equal to –37 883 thousand hrivnas.

Confirmation, recording and assessment of liabilities complies with the P(S)BO No. 11 "Liabilities".

Liabilities with maturities of over 12 months are shown in the structure the long-term liabilities.

Long-term liabilities are shown on the balance sheet by their current value.

Current liabilities consist of short-term bank credits, issued bills of exchange, accounts payable for the goods, service, current debt for the received prepayments, obligation to the budget, to off-budget funds, for insurance, payment of salaries and wages.

Current liabilities are shown on the balance sheet by the amounts of redemption.

Inventory of liabilities has been made, but not all amounts of liabilities have been confirmed by the acts of verification.

Coverage of disbursements shows the estimated future costs, for the accounting period, of long-service bonus.

Apart from the above limitations, basing of the results of the performed audit procedures, we believe that we may confirm that: assets, obligation and owner's equity shown in the financial accounting documents are confirmed and classified as a whole as complying with the P(S)BO; financial results of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant' s" activity which have been declared in the financial accounting report, as a whole, are true and are shown pursuant to requirements of the P(S)BO; data given in separate forms of the accounting report conform each other; financial accounting (forms 1, 2, 3, 4, and 5) is compiled according to requirements of the Law of Ukraine "On book keeping and financial accounting in Ukraine" dated 16.07.99. No. 996-XIV and Regulations (Standards) on book keeping on the basis of true accounting data and truly represent the financial performance of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" as on 31.12.2002 by the results of operations from 01.01.2002 till 31.12.2002.

Basing on the received accounting data, we have performed the analysis of the financial performance of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant". The Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" is solvent. Analysis of the company's solvency has proved that the company's level of solvency for the period of 2002 has not changed considerably and is proved by the coefficient of solvency. The value of absolute liquidity ratio for the period from 31.12.2001 till 31.12.2002 is equal to 0.07; 0.04. The value of liquidity ratio as on 31.12.2001 was equal to 3.59, as on 31.12.2002 - 3.10.

Financial performance of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" is stable, independent of the attracted sources of finance.

Thus, the value of the ratio of autonomy as on 31.12.2001, and 31.12.2002 and is equal to 0.85; the value of the capital structure coefficient - 0.17.

In 2002, the value of the maneuverability coefficient of the owner's equity was equal to 0.41 as on 31.12.2001 and 0.36 as on 31.12.2002. The above values of the coefficient testify about free use of own resources.

Values of financial coefficients are at the high level.

The Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" is characterized as the liquid, solvent Company, with possibilities of its continuous operation.

Information on financial performance of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" as on 31.12.2002 is attached.

Auditor
Executive Director of
OJSC "Insider-Center"
Certificate Series "A"
No.001778, issued by
The Auditing Chamber of Ukraine
Dated 94.12.27, Decision No. 23
Valid by the decision of the
Auditing Chamber of Ukraine
No. 70 dated 98.10.29. Signature V.V. Zinkevich

Seal

Information on financial performance of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant"

Estimated parameters of the financial performance and solvency are based on the submitted accounting report as on 31.12.2002.

Analysis of liquidity indices

	December 31, 2000	December 31, 2001	December 31, 2002	Norm
Liquidity ratio:				
General (coverage ratio)	1.84	3.59	3.10	1.0-2.0
Prompt liquidity ratio	0.83	2.18	1.89	0.6 – 0.8
Absolute liquidity ratio	0.04	0.07	0.04	0.25-0.5

The general liquidity ratio (coverage) testifies the sufficiency of current assets for settlement of debts and high level of the Company's solvency.

The intermediate liquidity ratio (current) of 1.89 means that the company is capable to fulfill its short-term liabilities by fast mobilization of debt receivable.

The value of the liquidity ration (urgent) of 0.04 testifies that in case temporary absence of money resources in the current account, other accounts with the bank, the company is not capable to make payments to the associates of the company.

Analysis of the company's solvency has proved that the level of solvency for the period of 2002 has not considerably changed. The company, as on 31.12.2002, has a liquid balance and may liquidate its debts.

Analysis of financial stability

	December 31, 2000	December 31, 2001	December 31, 2002	Norm
Liquidity ratio:				
Coefficient of autonomy	0.73	0.85	0.85	0.25-0.5
Coefficient of liabilities coverage by the owner's equity (structure of the capital)	0.37	0.17	0.17	0.5-1.0
Coefficient of the owner's equity maneuverability	0.27	0.41	0.36	

Coefficient of autonomy shows that the weight of the company's own resources in general sources of finance reaches 73 percents as on 31.12.2000 and 85 percents as on 31.12.2001 and 31.12.2002, that is, the financial performance of the company is independent of external sources of finances.

Coefficient of liabilities coverage by the owner's equity (structure of the capital) testifies that the weight of attracted resources in the total amount of resources equals, as on 31.12.2002, 17 percents.

Coefficient of the owner's equity maneuvering has a positive dynamics and testifies that 36 percents of its own resources are in such forms which allow free maneuvering, that is, they may be used for acquiring of current assets.

Conclusion: the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" is characterized as the liquid, solvent company, financial performance of which is independent of attracted sources of finance, and it is capable of continuous operation.

Auditor,
Executive Director of
OJSC "Insider-Center"
Certificate Series "A"
No.001778, issued by
The Auditing Chamber of Ukraine
Dated 94.12.27, Decision No. 23
Valid by the decision of the
Auditing Chamber of Ukraine
No. 70 dated 98.10.29. Signature V.V. Zinkevich

Seal

Addition
to Regulations (standard)
of accounting 2

		CODES		
	Data (year, month, day)	2003	1	01
Enterprise **"Nizhnedneprovsky tube-rolling plant" open joint-stock company**	by EDRPOU	05393116		
Territory	by KOATUU	1210137200		
Ownership form: **COLLECTIVE OWNERSHIP**		20		
Organ of State control **Open joint-stock companies established on the base of state enterprises**	by SPODU	6024		
Cranch (type of activity) **PIPES PRODUCTION**	by ZKGNG	12140		
Form of economic activity: **production of steel pipes**	by KVED	27.22.0		
Unit of measurement: **th.grn.**	Control sum			

Address: 6.21, Stoletova str., Dnipropetrovsk, 49081

BALANCE SHEET
as per December 31, 2002

Form No. 1 **Code by DKUD 1801001**

Assets	Code of line	As per beginning of the year	As per the end of reporting period
1	2	3	4
I. Noncurrent assets			
Non-material assets:			
Depreciated cost	010	96.0	55.0
Basic cost	011	278.0	278.0
Contribution	012	(182.0)	(223.0)
Incomplete construction	020	43328.0	48840.0
Fix assets: depreciated cost	030	416671.0	419807.0
Basic cost	031	1105406.0	1093539.0
Wear	032	(688735.0)	(658770.0)
Long-term financial investments: which are taken into account according to the method of participation of other enterprises in the capital	040	23554.0	41927.0
Other financial investments	045	6740.0	20720.0
Long-term accounts receivable	050	1783.0	1586.0
Delayed tax assets	060	28779.0	37883
Other non-negotiable assets	070		
Goodwill at consolidation	075		
Total for section I	**080**	**520951.0**	**570818.0**
II. Current assets			
Stocks: industrial stocks	100	112827.0	112947.0
Animals for cultivation and feeding	110	672.0	766.0
Incomplete construction	120	41411.0	49617.0
Finished product	130	36096.0	13940.0
Goods	140	4464.0	5204.0
Received bills	150		
Debt receivable for the goods, works of service:			

Identification code **05393116** KC **3710214089**

1	2	3	4
Net realizable cost	160	240733.0	238637.0
Basic cost	161	241048.0	239477.0
Reserve of doubtful duties	162	(315.0)	(840.0)
Debt receivable behind accounts: with the budget	170	18597.0	13090.0
For advance payments	180	10497.0	18461.0
From the charged income	190	68.0	98.0
From internal accounts	200		
Other current debt receivable	210	16437.0	3971.0
Current financial investments	220		
Money resources and their equivalents: in national currency	230	1883.0	255.0
In foreign exchange	240	7979.0	6042.0
Other current assets	250	3486.0	3645.0
Total for section II	**260**	**495150.0**	**466673.0**
III. Costs of future periods	**270**	**85.0**	**3092.0**
Balance	**280**	**1016186.0**	**1040583.0**

Liabilities	Code of line	As per beginning of the year	As per the end of reporting period
1	2	3	4
I. Owner's equity			
Charter capital	300	13471.0	13471.0
Share capital	310		
Additional invested capital	320	36615.0	37181.0
Other additional capital	330	469854.0	477775.0
Reserve capital	340	13975.0	19086.0
Undistributed profit (uncovered loss)	350	332171.0	336188.0
Unpaid capital	360	(123.0)	( )
Withdrawn capital	370	( )	( )
Accrued difference in exchange	375		
Total for the section I	**380**	**865963.0**	**883701.0**
Part of the minority	385		
II. Coverage of future costs and payments			
Coverage of payments to the staff	400	5941.0	6534.0
Other coverage	410		
	415		
	416		
Target financing	420	215.0	88.0
Total for the section II	430	**6156.0**	**6622.0**
III. Fix liabilities			
Long-term credits of banks	440		
Other long-term fiscal liabilities	450		
Deferred tax obligations	460		
Other fixed liabilities	470	6333.0	95.0
Total for the section III	480	**6333.0**	**95.0**
IV. Current obligations			
Short-term credits of banks	500	19487.0	19610.0
Floating debt behind fixed liabilities	510		
Issued bills	520	16512.0	12295.0

Identification code **05393116** KC **3710214089**

1	2	3	4
Accounts payable for the goods, works, services	530	78865.0	100383.0
Current obligations:			
To the received advance payments	540	6007.0	3764.0
To the budget	550	3725.0	2842.0
To off-budget payments	560	1569.0	
To the insurance	570	2367.0	2483.0
To employees' payments	580	4315.0	2928.0
To participants	590	212.0	276.0
To internal accounts	600		
Other current obligations	610	4695.0	5584.0
Total for the section IV	**620**	**137734.0**	**150165.0**
V. Income of the future periods	**630**		
Balance	**640**	**1016186.0**	**1040583.0**

NOTES:

Legal bases for handling methodology issues of book keeping and fiscal accounting are legislatively fixed by the Law of Ukraine "On book keeping and fiscal accounting in Ukraine" No. 996-XIV dated 16.07.1999, which came into force on January 1, 2000.

Forms of the fiscal accounting and the procedure of their filling has been established by the Ministry of Finance after their coordination with the State Committee on Statistics of Ukraine.

The accounting period for the fiscal accounting is a calendar year.

The provided fiscal accounting is based on principles and methods of information provided, which are adjusted by the national provisionss on book keeping, which are applied since January, 2000.

The basic assumptions are the principle of accounting and continuity.

The basic element of financial reports items is the basic cost.

Assets are recognized at the rate of the money resource or the fair cost of other costs of their purchasing. Obligations are recognized at the rate of the received resources in the exchange for the obligation.

Report on assets of the company is subdivided into:

- Noncurrent assets;
- Long-term financial investments;
- Stocks;
- Debts receivable;
- Resources.

Permanent assets are recognized as the asset with the basic cost.

The basic cost of permanent assets is increased to the amount of the costs related to improvement of the object (modernization, re-equipment, reconstruction, etc.).

Recovering and repair of assets are displayed as expenses in the "Report on financial results".

Land is not the property of the Company and is in the long-term use.

Amortization is charged according to the tax laws. Norms of amortization in % to the depreciated cost are given below:

- Buildings, facilities - 5 %;
- Computer hardware, vehicles, furniture, etc - 25 %;
- Machines and equipment, and other - 15 %.

Profit and losses of the fix assets are shown in the "Report on financial results".

Cost of the uncompleted capital investments has been calculated depending on the cost of the incurred expenses.

Intangible assets are entered into the balance sheet according to the their basic cost minus amortization.

Accounting of the amortization of the intangible assets is realized during term their useful use; that is established at the moment of the asset recognition with application of the rectilinear method.

Long-term financial investments are taken into account by the balance sheet by their prime cost.

On the date of the balance sheet, financial investments that are taken into account by the method of their participation in the capital were re-assessed. The company that the change is insignificant.

Commodity and material stocks are taken into account of the balance sheet depending on their cost value.

Assessment of stocks is carried out depending on their initial cost value.

Assessment of stocks reduction is carried out as follows:

- Raw material, basic materials, semi-finished items – by the average weighted cost value;
- Auxiliary materials, fuel, low-value expendable items – by the method of FIFO;
- Goods of retail trade – by sale price.

Transport – procuring expenses are taken into account on the separate account and monthly distributed between the sum of the stocks remainder by the end of the accounting month and the sum of the spent stocks for the accounting month.

According to the adopted accounting policy and proceeding from the principle of discretion and importance of the information, the turnaround low-value wearing items are recognized as items irrespective of their service life and cost up to 300 hrivnas and with the service life up to one year.

Stocks of finished products are shown by their production cost price.

Cost of the incomplete production includes direct and manufacturing indirect expenses.

Debt receivable for the products, works and services is shown in the balance sheet by the net sale cost.

The size of the doubtful debt reserves has been determined on the basis of the debt receivable classification.

The current debts receivable, which are not related to sale of products, execution of works and rendering services are recognized as hopeless and written off from the balance with show of losses in the structure of other operational expenses.

Resources include cash available in the cashier's office, on the payment accounts and demand deposits, foreign exchange is calculated depending on the exchange rate of the NBU on the date of report.

Coverage of future expanses and payments is calculated by target purpose.

Director ______________________ Esaulov Gennadiy Alexandrovich
(Signature)

Chief accountant ______________________ Plokhiy Mariya Vasilyevna
(Signature)

Seal

Addition
to Regulations (standard)
of accounting 3

			CODES		
	Data (year, month, day)		2003	1	01
Enterprise					
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company		by EDRPOU	05393116		
Territory		by KOATUU	1210137200		
Organ of State control					
Open joint-stock companies established on the base of state enterprises		by SPODU	6024		
Branch (type of activity) **PIPES PRODUCTION**		by ZKGNG	12140		
Form of economic activity: **production of steel pipes**		by KVED	27.22.0		
Unit of measurement: **th.grn.**		Control sum			

REPORT ABOUT FINANCIAL RESULTS THROUGH 2002 year

Form No.2 Code by DKUD 1801003

1. FINANCIAL RESULTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Income (proceeds) from sale of the goods, works and services	010	1536614.0	1490470.0
Value added tax	015	(197757.0)	(132103.0)
Excise duty	020	( )	( )
	025	( )	( )
Other subtractions from the income	030	(7133.0)	(5655.0)
Net income (proceeds) from sale of products (goods, works,	035	1331724.0	1352712.0
Cost of sales (goods, works, services)	040	(1223239.0)	(1042345.0)
Gross: Profit	050	108485.0	310367.0
Losses	055	( )	( )
Other operational expenses	060	127247.0	102480.0
Administrative expenses	070	(47743.0)	(40026.0)
Sales expenses	080	(36130.0)	(61783.0)
Other operational expenses	090	(127511.0)	(115521.0)
Financial results from operational activity: profit	100	24348.0	195517.0
Losses	105	( )	( )
Income from participation in the capital	110	( )	( )
Other financial income	120	481.0	3893.0
Other income	130	8768.0	23040
Financial expenses	140	(1774.0)	(1937.0)
Losses from participation in the capital	150	( )	( )
Other costs	160	(2215.0)	(5505.0)
Financial results from ordinary activity before taxation: Profit	170	29608.0	215008.0
Loss	175	( )	( )
Tax on profit from ordinary activity	180	12936.0	37247.0
Financial results from ordinary activity: Profit	190	16672.0	177761.0
Loss	195	( )	( )

Identification code **05393116** KC **2526752468**

1	2	3	4
Extraordinary: Profits	200		
Losses	205	( )	( )
Extraordinary profits tax	210		
Shares of minority	215		
Net: profit	220	16672.0	177761.0
Loss	225	( )	( )

II. ELEMENTS OF OPERATING COSTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	1065612.0	914214.0
Costs for labor payment	240	91768.0	89436.0
Deduction for social welfare	250	34927.0	33062.0
Depreciation	260	38932.0	39408.0
Other operating costs	270	39999.0	74913.0
TOTAL	280	1271238.0	1151033.0

III. CALCULATION OF INDICES

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Average annual quantity of ordinary shares	300	53885000	44407145
Adjusted average annual quantity of ordinary shares	310	53885000	44407145
Net profit falling to one ordinary share (UAH)	320	0.30940	4.00298
Adjusted net profit falling to one ordinary share (UAH)	330	0.30940	4.00298
Dividends per one ordinary share (UAH)	340	0.14000	0.32000

NOTES:

The income is determined according to the principle of accounting and conformity.

The income for granting services is determined according to the degree of completion of the operation by studying the executed work.

The determined income are classified into:

1) Income for sold products, goods, works, and services:
- Other operational income;
- Financial income;
- Other income.

2) Extraordinary income.

Expenses are determined in the report on profits and losses on the basis of the direct relationship between the incurred expenses and receipts of the income.

Expenses are determined in those cases when the future economic gains cease to meet the requirements for their determination as the asset in the balance-sheet.

The general meeting of shareholders that was held on May 14, 2002, the decision was accepted to pay dividends by the results of the financial-economic activity of the Company in 2001 at the rate of 14 kopecks (with tax to dividends) per one share.

Director _______________ (Signature) Esaulov Gennadiy Alexandrovich

Chief accountant _______________ (Signature) Plokhiy Mariya Vasilyevna

Seal

Identification code **05393116** KC **2526752468**

Addition
to Regulations (standard)
of accounting 4

	CODES		
Data (year, month, day)	2003	1	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.22.0		
Control sum			

Enterprise
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory
Organ of State control
Open joint-stock companies established on the base of state enterprises
Branch (type of activity) **PIPES PRODUCTION**
Form of economic activity: **production of steel pipes**
Unit of measurement: **th.grn.**

REPORT ABOUT MOTION OF THE MONEY MEANS THROUGH 2002 year

Form No.3 Code by DKUD 1801004

Item	Code	For reporting period		For previous period	
		Receipt	Expense	Receipt	Expense
1	2	3	4	5	6
I. Movement of resources as the result of operations					
Profit (losses) from the usual activity prior taxation	010	29608.0		215008.0	
Correction: Amortization of noncurrent assets	020	38932.0	X	39408.0	X
Increase (reduction) in coverage	030	466.0		49.0	
Losses (profit) from the non-realized exchange differences	040	409.0	371.0	532.0	141.0
Losses (profit) from the non-operational activity	050		7034.0	5505.0	26933.0
Expenses from interest payments	060	1774.0	X	1937.0	X
Profit (losses) from operational activity prior to changes in the net turnaround assets	070	63784.0		235365.0	
Reduction (increase): Turnaround assets	080	19.0			137636.0
Expenses of the future periods	090		3007.0	241.0	
Increase (reduction): Current obligations	100	3276.0			73559.0
Income of the future periods	110				
Money resources from operations	120	64072.0		24411.0	
Paid: Interests	130	X	1774.0	X	1936.0
Income tax	140	X	12788.0	X	21331.0
Net movement of resources prior to	150	49510.0		1144.0	
Movement of resources in connection with	160				
Net movement of resources from operations	170	49510.0		1144.0	
II. Movement of resources as a result of investment activity					
Realization: financial investments	180		X		X
Noncurrent assets	190	4.0	X	69.0	X

1	2	3	4	5	6
Property complexes	200		X		X
Received: Interests	210		X		X
Dividends	220		X		X
Other receipts	230	155.0	X		X
Purchase: Financial investments	240	X	20124.0	X	
Noncurrent assets	250	X	27003.0	X	38300.0
Property complexes	260	X		X	
Other payments	270	X		X	
Net movement of resources prior to	280		47008.0		38231.0
Movement of resources in connection with	290				
Net movement of resources from investment activity	300		47008.0		38231.0
III. Movement of resources as a result of financial activity					
Receipts to the ownership capital	310		X	44574.0	X
Received loans	320	139415.0	X	127906.0	X
Other receipts	330		X	147.0	X
Repayment of loans	340	X	139291.0	X	126475.0
Paid dividends	350	X	6153.0	X	6820.0
Other payments	360	X		X	
Net movement of resources prior the	370		6029.0	39332.0	
Movement of resources from extraordinary	380				
Net movement of resources from financial	390		6029.0	39332.0	
Net movement of resources for the accounting	400		3527.0	2245.0	
Remaining resources at the beginning of the	410	9862.0	X	8008.0	X
Influence of exchange rate variation on the remaining resources.	420	371.0	409.0	141.0	532.0
Remaining resources by the end of the year	430	6297.0	X	9862	X

NOTES:

Movement of resources includes payments in the native currency of Ukraine and in a foreign exchange, including:
- US dollars;
- DM;
- Euro;
- Russian roubles.

Non-monetary operations of the financial activity: an exchange of financial investments in the form of purchased shares of one enterprise for shares of other enterprises or securities emitted by other enterprises.

Non-monetary operations of the investment activity: operations on purchase of fixed assets, payments, which were made by way of repayments for the shipped products.

Director ____________________ (Signature) Esaulov Gennadiy Alexandrovich

Chief accountant ____________________ (Signature) Plokhiy Mariya Vasilyevna

Seal

Identification code **05393116** KC **2702163564**

Addition
to Regulations (standard)
of accounting 4

	CODES		
Data (year, month, day)	2002	12	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.22.0		
Control sum			

Enterprise:
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory:
Organ of State control: **Open joint-stock companies established on the base of state enterprises**
Branch (type of activity): **PIPES PRODUCTION**
Form of economic activity: **production of steel pipes**
Unit of measurement: **th.grn.**

REPORT ABOUT OWN CAPITAL THROUGH 2002 year

Form №4 Code by DKUD 1801003

Item	Code	Authorized capital	Share capital	Additional invested capital	Other additional capital	Reserve capital	Undistributed profit	Unpaid capital	Withdrawn capital	Total
1	2	3	4	5	6	7	8	9	10	11
Balance at the beginning of the year	010	13471.0		36615.0	469854.0	13975.0	332171.0	-123.0		865963.0
Correction: Changes in record-keeping policy	020									
Correction of mistakes	030									
Other changes	040									
Corrected balance at the beginning of the year	050	13471.0		36615.0	469854.0	13975.0	332171.0	-123.0		865963.0

Identification code **05393116** KC **407019116**

1	2	3	4	5	6	7	8	9	10	11
Reappraisal of assets: Additional appraisal of the primary resources	060									
Writing-down of the primary resources	070	( )	( )	( )	( )	( )	( )	( )	( )	( )
Additional appraisal of the incomplete building	080									
Writing-down of the incomplete building	090	( )	( )	( )	( )	( )	( )	( )	( )	( )
Additional appraisal fictitious assets	100									
Writing-down of the fictitious assets	110	( )	( )	( )	( )	( )	( )	( )	( )	( )
Deterioration of the housing stock	120				-80.0					-80.0
Net profit (expenses) for the accounting period	130						16672.0			16672.0
Distribution of profit: Payments to owners (dividends)	140						(- 7544.0)			(- 7544.0)
Profit to the Authorized Shares Capital	150						( )			( )
Allocations to the reserve capital	160					-5111.0	(-5111.0)			( )
Replenishment of the own circulating assets	170									
Subscriptions of participants: Subscriptions to the capital	180									
Debt offsetting from the capital	190			566.0				(123.0)		(689.0)
	200									

Identification code **05393116** KC **407019116**

1	2	3	4	5	6	7	8	9	10	11
Withdrawal of capital: Buy out of shares (parts)	210									
Re-sale of the bought out shares (parts)	220									
Cancellation of the bought out shares (parts)	230	( )								( )
Withdrawal of the part of the capital.	240	( )								( )
Reduction of the shares par value	250	( )								( )
Other changes в capital: Writing-off of the pending losses	260				-345.0	( )				(-345.0)
Freely acquired assets	270									
Deterioration of the housing stock	280				8346.0					8346.0
Total changes in capital	290			566,0	7921,0	(5111.0)	4017.0	123.0		17738.0
Balance at the end of the year	300	13471.0		37181.0	477775.0	19086.0	336188.0			883701.0

While making this report, the following amounts of corrections for items were not shown:

- "Other additional capital" in the amount of (-63391,0) thousand hrivnas;
- "Undistributed profi" in the amount of (86812,0) thousand hrivnas,

which have been transferred according to Methodical recommendations on checks of comparability parameters of forms of the annual fiscal accounting, informed by the letter from the Ministry of Finance of Ukraine dated 09.01.2001, No. 053-41 taking into account changes specified by the letter of the Ministry of Finance of Ukraine dated 10.01.2002, No. 053-43.

NOTES:

1. During the accounting period, there were no additional issue of the company's shares.
2. Shares in the structure of the Authorized Capital by types and categories:

2.1 Number of issued shares is equal to 53 885 000 (fifty three million eight hundred eighty five thousand) of fully paid registered shares for the price not less than the par value.

2.2 The par value of one share – 0.25 hrivna

2.3 For accounting period, there were no changes in the number of shares.

Identification code **05393116** KC **407019116**

2.4. Shareholders of the Company have the right:

- To participate in distribution of the company's profit and to receive its part (dividends). The right to receive part of the profit (dividends) is proportional to the part of each participants of the company who are shareholders of the company at the beginning the annual payments of dividends;

- To receive a part of the company's property value in case of its liquidation in proportion to the par value of the company's shares belonging to them;

- To have the equal prevailing right on acquisition of shares, which are issued additionally in proportion to their part in the Authorized Capital on the date of approval of the decision on issue of the shares;

- To sell, present, exchange, mortgage, inherit, issue the will for all or part of the shares belong to them.

2.5. There are no shares which belong to the enterprise, its subsidiaries and associated enterprises.

2.6. Founders of the company are the State represented by the Fund of the State Property of Ukraine and organizations of leasers of the Nizhnedneprovsk tube rolling plant named after Karl Libknecht registered by the Order of the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies dated December 30, 1992 No. 1205-p.

As on January 1, 2003, there are no registered shares of the company owned by the Fund of the State Property of Ukraine; the labour collective owns 5 934 287 (five million nine hundred thirty four thousand two hundred and eighty seven) registered shares equal to 11, 01 % of the Authorized Capital.

2.7. As on January 1, 2003, the Executive Board of the company owns 2 304 344 (two million three hundred and four thousand three hundred and forty four) shares.

Owners of the shares the part of which in the Authorized Capital exceeds 5 % are as follows:

- Allied Stee Holding B.V.
- Rosen Asset Management S.A.;
- Blumberg Industries LLC;
- Company with limited liability, firm "Kuvera".

3. There are no shares in reserve for subscription according to options and other contracts.

4. Taking into account the fact that there are no preference shares, no dividends have been paid to such shares.

5. There are no dividends, which have been included (or not included) into the structure of obligations, if envisaged, but not formally approved in accounting period.

In 2002, correction of fix assets indexation amounts (line 330 of the balance sheet) – other additional capital – was made as indexation amounts of retired fix capital for increase in the undistributed profit.

Readjustment of deferred tax assets by method of the balance liabilities, and due to that there are changes in the amounts of the undistributed profit.

Director ____________________ Esaulov Gennadiy Alexandrovich
(Signature)

Chief accountant ____________________ Plokhiy Mariya Vasilyevna
(Signature)

Seal

Identification code **05393116** KC **407019116**

Approved by the Order
Of the Ministry of Finance of Ukraine
Dated November 29, 2000 No.302

	CODES		
Data (year, month, day)	2002	1	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.22.0		
Control sum			

Enterprise:
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory:
Organ of State control: **Open joint-stock companies established on the base of state enterprises**
Branch (type of activity): **PIPES PRODUCTION**
Form of economic activity: **production of steel pipes**
Number of employees **11156**
Unit of measurement: **th.grn.**

NOTES TO THE ANNUAL FINANCIAL REPORT
2002 year

Form №5 Code by DKUD 1801003

I. Intangible assets

Groups of intangible assets	Code of line	Balance as per the beginning of the year		Received during a year	Reevaluation (after-valuation+, marking down-)		Withdrawn within year		Charged depreciation per year	Losses from decrease in efficiency per year	Other changes for the year		Balance as per the end of the year	
		Initial (reevaluated value)	Wear and tear		Initial (reevaluated value)	Wear and tear	Initial (reevaluated value)	Wear and tear			Initial (reevaluated value)	Wear and tear	Initial (reevaluated value)	Wear and tear
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Rights to use natural resources	010													
Rights of property	020	25.0												
Rights of trademarks and services	030												25.0	
Rights of objects of industrial property	040													
Author's and related rights	050													
Goodwill	060													

Identification code **05393116** KC **2796945390**

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Other intangible	070	253.0	182.0						41.0				253.0	223.0
Total	080	278.0	182.0						41.0				278.0	223.0

Of line 080 column 14	value of intangible assets for which limitation of ownership exists	(081)
	value of intangible assets pledged	(082)
	value of intangible assets formed by the enterprise	(083)
Of line 080 column 5	value of intangible assets received on account of target allocations	(084)

II. Fixed assets

Groups of fixed assets	Co-de of line	Balance at the beginning of year		Recei-ved within year	Reevaluation (after-valuation +, marking down-)		Withdrawn within year		Charged deprecia-tion per year	Losses from de-crease in effi-ciency per year	Other changes for the year		Balance at end of year		Including			
		Initial (reesti-mated) value	Wear and tear		Initial (re-eva-lu-ated) value	Wear and tear	Initial (reeva-luated) value	Wear and tear			Initial (reeva-luated) value	Wea r and tear	Initial (reeva-luated) value	Wear and tear	Received by finan-cial leasing	Granted on operative lease	Initial (reeva-luated) value	Wear and tear
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Land lots	100																	
Capital expenses on land improvement	110																	
Buildings and structures	120	475714.0	237260.0	6110.0			4.0	4.0	11742.0				481820.0	248998.0			2848.0	1133.0
Machines and equipment	130	561489.0	416358.0	30634.0			458.0	413.0	22161.0				591665.0	438106.0			2380.0	1591.0
Vehicles	140	21594.0	14710.0	977.0			660.0	488.0	1294.0				21911.0	15516.0			250.0	206.0
Tools, devices, stock (furniture)	150	13449.0	6549.0	2975.0			40.0	35.0	1299.0				16384.0	7813.0				
Working and productive cattle	160																	
Trees	170	637.0	209.0	17.0					60.0				654.0	269.0				

Identification code **05393116** KC **2796945390**

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Other fix assets	180	32488.0	13649.0	1316.0.			340.0	240.0	2230.0				33464.0	15639.0			5.0	2.0
Library funds	190	11.0											11.0					
Low-cost noncurrent material assets	200	24.0		320.0					105.0				344.0	105.0				
Temporary (non-title) structures	210																	
Natural	220																	
Inventory containers	230																	
Items to let	240																	
Other noncurrent material	250																	
Total	260	1105406.0	688735.0	42349.0			1502.0	1180.0	38891.0				1146253.0	726446.0			5483.0	2932.0

Of line 260 column 14	value of fixed assets for which limitation of ownership stipulated by current legislation exists	(261)	
	value of fixed assets pledged	(262)	
	residual value of fixed assets temporarily not used (conservation, reconstruction, etc.)	(263)	
	residual value of fixed assets withdrawn from operation for sale	(264)	
	initial (reevaluated) value of completely depreciated fixed assets	(265)	17573.0
Of line 260 column 5	value of fixed assets purchased at the expense of target financing	(266)	712.0

Value of fixed assets taken on operative lease (267)

III. Capital investments

Name of the index	Code of line	For the year	As per the end of the year
1	2	3	4
Capital construction	280	6890.0	
Purchase (manufacturing) of fix assets	290	29631.0	
Purchase (manufacturing) of other non-current material	300		
Purchase (creation) of intangible assets	310		
Formation of the main herd	320		

Identification code **05393116** KC **2796945390**

1	2	3	4
Other	330		
Total	340	36521.0	

IV. Financial investments

Name of the index	Code of line	For the year	As per the end of the year	
			Long-term	*Current*
1	2	3	4	5
A. Financial investments by the method of				
Associated enterprises	350		41927.0	
Affiliated enterprises	360			
Joint Ventures	370			
B. Other financial investments into:				
Parts and shares of the Authorized capital of other enterprises	380			
Shares	390			
Bonds	400			
Other	410	19959.0	20720.0	
Total (section A + section B)	420	19959.0	62647.0	

Of line 045 column 4 of Balance sheet	Other long-term financial investments are represented:		
	At prime cost	(421)	20720.0
	At fair value	(422)_	
	At depreciated prime cost	(423)	
Of line 220 column 4 of Balance sheet	Current financial investments are represented:		
	At prime cost	(424)	
	At fair value	(425)	
	At depreciated prime cost	(426)	

V. Revenues and costs

Name of the index	Code of line	Revenues	Costs
1	2	3	4
A. Other operational income and expenses			
Operational lease of assets	**440**	558.0	
Operational exchange difference	**450**	6199.0	2715.0
Sale of other current assets	**460**	4054.0	2570.0
Fines, penalty and forfeit	**470**	7.0	428.0
Maintenance of objects of housing-and-municipal and welfare purpose	**480**	908.0	7015.0
Other operational income and expenses	**490**	115521.0	114783.0
B. Income and expenses from capital			
Associated enterprises	**500**		
Affiliated enterprises	**510**		
Joint Ventures	**520**		
C. Other financial income and expenses			
Dividends	**530**	246.0	X
Interests	**540**	x	1774.0
Financial leasing of assets	**550**	6.0	
Other financial income and expenses	**560**	229.0	
D. Other income and expenses			
Sale of financial investments	**570**	4.0	131.0
Sale of noncurrent assets	**580**		
Sale of property complexes	**590**		
Non-operational exchange difference	**600**		
Free received assets	**610**	1.0	X
Writing off of noncurrent assets	**620**	X	201.0
Other income and expenses	**630**	8763.0	1883.0

Barter transactions with products (goods, works, services) (631)

Part of profit from selling of products (goods, works, services) under barter agreement with contracted parties (632) %

Identification code **05393116** KC **2796945390**

VI. Money resources

Name of the index	Code of line	As per the end of the year
1	2	3
Cash	640	67.0
Current account of the bank	650	128.0
Other accounts in the bank (letters of credit, cheque books)	660	44.0
Money resources	670	16.0
Equivalents of money resources	680	6042.0
Total	690	6297.0

Of line 070 column 4 of Balance sheet Money resources which usage is restricted (691)

VII. Security

Kind of security	Code of line	Security balance at the beginning of the year	Increase in security		Amount of security used during a year	Unused amount of security scheduled in reporting period	Amount of expected damages of the other party, taken into account under security evaluation	Security balance at the end of the year
			Formation of security	Additional deductions				
1	2	3	4	5	6	7	8	9
Funds for employees' vacation	710							
Funds of the future expenses on additional funding of pensions	720							
Funds of the future expenses on guarantee obligations	730							
Funds of the future expenses on re-structuring	740							
Funds of the future expenses on obligations related to burdening contracts	750							
Long-service bonus	760	5941.0	54277.0		53684.0			5634.0
Medical security fund	770							
Total	780	5941.0	54277.0		53684.0			5634.0

Identification code **05393116** KC **2796945390**

VIII. Stocks

Name of the index	Code of line	Balance value at the end of the year	Reevaluation within a year	
			Increase in net selling value *	Marking down
1	2	3	4	5
Raw materials and materials	800	28594.0		
Purchasing of semi-finished items and completing items	810	25857.0		
Fuel	820	2821.0		
Containers and tare materials	830	2876.0		
Building materials	840			
Spare parts	850	26950.0		
Materials for agricultural purposes	860	229.0		
Cattle breeding	870	766.0		
Low-value and replaceable objects	880	25620.0		
Incomplete construction	890	49617.0		
Finish products	900	13940.0		
Goods	910	5204.0		587.0
Total	920	182474.0		587.0

Of line 920 column 3 — Balance value of stocks:

Represented at the net selling value (921)
Transferred for processing (922)
Pledged (923)
Transferred on commission (924)

Assets at responsible storage – account 02 (925)

* Determined by p. 28 of the Provision (Standard) of Accounting 9 titled "Stocks".

IX. Accounts receivable

Name of the index	Code of line	Total, as per the end of the year	Incl. Terms of non-repayment		
			Up to 3 months	From 3 till 6 months	From 6 till 12 months
1	2	3	4	5	6
Debt receivables for goods, work and services	940	239477.0	235811.0	137.0	263.0

Identification code **05393116** KC **2796945390**

1	2	3	4	5	6
Other current debt receivables	950	3971.0	914.0	380.0	620.0

Bad debts written off in the reporting period (951)

X. Shortage and losses from values damage

Name of the index	Code of line	Amount
1	2	3
Defects and losses revealed (written off) for the year	960	53.0
Determined as the indebtedness of guilty persons in the accounting year	970	
Amount of defects and losses the final decision in respect to the parties in fault was not accepted by the end of the year (account 072 not part of the balance sheet)	980	

Director ____________ (Signature) Esaulov Gennadiy Alexandrovich

Chief accountant ____________ (Signature) Plokhiy Mariya Vasilyevna

Seal

Auditor
Executive Director of
OJSC "Insider-Center"
Certificate Series "A"
No.001778, issued by
The Auditing Chamber of Ukraine
Dated 94.12.27, Decision No. 23
Valid by the decision of the
Auditing Chamber of Ukraine
No. 70 dated 98.10.29. Signature V.V. Zinkevich

Seal

Identification code **05393116** KC **2796945390**

STATE STATISTIC REPORT

CODES										
Forms of documents according to the DCUD	Organization-owner – identification code according to the EDRPOU	Territory according to the SPATO	Industry according to the ZKGNG	Kind of economic activity according to the KVED	Pattern of ownership according to the KFV	Legal forms of economic activity according to the KOPFG	Ministry, department, association, company according to the SPODU	Superior entity – identification code according to the EDRPOU		Check amount
1	2	3	4	5	6	7	8	9	10	11
	05393116	1210137200	12140	27.22.0	20		6024			

Department (state department), MDO, concern, association
Open joint-stock companies, created on the state enterprises base
Organization
"Nizhnedneprovsky tube-rolling plant" Open Joint-Stock Company
Address
49084, Dnipropetrovsk, 621, Stoletova str.
Form of property
COLLECTIVE PROPERTY
Form of activities
PRODUCTION OF PIPES

Form №2-Б urgent (quarter, annual)
Approved by Order of Statistics Department of Ukraine №190 of 29.07.97

Present this form all of associations, enterprises, banks, insurance and other organizations to the statistics organ by location place (excluding institution supported at account of budget). Quarter form should be presented no later of number 21 after quarter under review. Annual form – no later February 21.

REPORT
ABOUT SECURITIES ISSUE/REALIZATION/CIRCULATION THROUGH JANUARY-DECEMBER, 2002

Section I. Issue and distribution of securities by the emitter

	Line code	Available at the beginning of the year	Issued during the accounting period	Total available at the beginning of the year and issued during the accounting period	Disrtibuted at the beginning of the year			
					Total	Including		
						Legal entities	Persons	Investors from other countries
А	Б	1	2	3	4	5	6	7
Total	010	29983	16517	46500	29983	19328	4696	5959
including:								
Shares	020	13471		13471	13471	2816	4696	5959

Identification code **05393116** KC **1730888263**

А	Б	1	2	3	4	5	6	7
Including: - common	021	13471		13471	13471	2816	4696	5959
- privileged	022							
Bonds	030							
including: - internal loan	031							
- enterprise	032							
Treasury obligations	040							
Saving certificates (deposit)	050							
Bills of exchange	060	16512	16517	33029	16512	16512		
Other securities	070							
Reference: Authorized Capital	080	13471	X	X	X	X	X	X
End of the accounting	090	13471	X	X	X	X	X	X

	Line code	Distributed for the first time in the accounting period				Total distributed			
		Total	Including			Total	Including		
			Legal entities	Individuals	Investors from other countries		Legal entities	Individuals	Investors from other countries
А	Б	8	9	10	11	12	13	14	15
Total	010	16517	16517			46500	35845	4696	5959
including: Shares	020					13471	2816	4696	5959
including: - common	021					13471	2816	4696	5959
- privileged	022								
Bonds	030								
including: - internal loan	031								
- enterprise	032								
Treasury obligations	040								
Saving certificates (deposit)	050								
Bills of exchange	060	16517	16517			33029	33029		
Other securities	070								

Identification code **05393116** КС **1730888263**

Section II. Circulation of the securities

		Securities owned by the issuer								
		Total available at the beginning of the year and issued for the accounting period	Total distributed		Bought out for the accounting period	Re-sold for the accounting period		Paid off for the accounting period	Balance of undistributed securities by the end of the accounting period	Dividends and interests paid in the accounting period
			Total	Including for special privatization accounts		Total	Including for special privatization accounts			
A	B	1	2	3	4	5	6	7	8	9
Total	100	46500	46500	702	20734			20734		6153
including: Shares	110	13471	13471	702						6153
including: - common	111	13471	13471	702						6153
- privileged	112									
Bonds	120									
including: - internal loan	121									
- enterprise	122									
Treasury obligations	130									
Saving certificates (deposit)	140									
Bills of exchange	150	33029	33029		20734			20734		
Other securities	160									

		Securities of other issuers					
		Balance at the beginning of the year	Acquired for the accounting period		Sold for the accounting period	balance by the end for the accounting period	Dividends and interests paid in the accounting period
			Total	Including for special privatization accounts			
A	B	10	11	12	13	14	15
Total	100	37927	13050		12676	38301	246
including: Shares	110	216	374			590	246

Identification code **05393116** KC **1730888263**

A	Б	10	11	12	13	14	15
including: - common	111	216	374			590	246
- privileged	112						
Bonds	120						
including: - internal loan	121						
- enterprise	122						
Treasury obligations	130						
Saving certificates (deposit)	140						
Bills of exchange	150		495		495		
Other securities	160	37711	12181		12181	37711	

Section III. Volumes of mutual investments in the form of securities

	Line code	Securities of the residents-issuers in possession of the non-resident				
		Balance with the non-residents at the beginning of the year	Purchased by the non-residents for the accounting period	Bought out from the non-residents by the resident- issuer for the accounting period	Balance with the non-residents by the end of the accounting period	Dividends and interests paid to the non-residents for the accounting period
A	Б	1	2	3	4	5
Total	170	5959			5959	4350
including: Shares	180	5959			5959	4350
Bonds	190					
Treasury obligations	200					
Saving certificates (deposit)	210					
Bills of exchange	220					
	230					
	240					

Identification code **05393116** КС **1730888263**

	Line code	Securities of the non-residents-issuers in possession of the resident				
		Balance with the non-residents at the beginning of the year	Purchased by the non-residents for the accounting period	Bought out from the non-residents by the resident- issuer for the accounting period	Balance with the non-residents by the end of the accounting period	Dividends and interests paid to the non-residents for the accounting period
A	Б	6	7	8	9	10
Total	170					
including: Shares	180					
Bonds	190					
Treasury obligations	200					
Saving certificates (deposit)	210					
Bills of exchange	220					
	230					
	240					

March, 25, 2003 Director _______________ (Signature) Esaulov Gennadiy Alexandrovich

Kulikova Tamara Sergeevna (executor) 35-96-88 (phone) Chief accountant _______________ (signature) Plohy Maria Vasilivna

Seal

Identification code **05393116** KC **1730888263**

MINUTES No. 2

Of the Special General Meeting of Shareholders of the Open Joint-Stock Company "Nizhnedneprovsky tube-rolling plant"

Dnepropetrovsk September 27, 2001

The Chairman of the Board - Director General of the plant, Esaulov Gennadiy Alexandrovich greets the shareholders and their representatives who have gathered in the hall.

The Chairman of the Board - Director General informs that the Registrar of the Company – the company with limited liability "Alpha-Invest", has realized registration of all arrived shareholder and their representatives.

The word for the announcement of the Minutes on the results of the registration of the present shareholders is granted to the representative of the Registrar, Mrs. Kluchnik Larisa Nikolatvna:

According to the Charter of the Open Joint-Stock Company "Nizhnedneprovsky tube-rolling plant" the total number of votes is equal to 53 885 000 votes.

For participation in the general meeting of shareholders with the right to vote, 94 shareholders and their representatives with 47 054 557 votes that make 87.32 % from the total number of votes.

According to the Minutes, the quorum of shareholders is available for the general meeting.

The Chairman of the Board informs shareholders that **the Meeting is declared open.**

By the offer of the Chairman of the Board, the structure of the members of the counting board is suggested for approval. The following persons are offered into the structure of the counting board: Gorodetsky M.O., Nedashkivskaya L.I., Bezbah V.J., Bochanovskaja Z.V., Gundareva O.V., Groupp J.V., Molotkova A.O., Pisanenko N.A., Rudchik S.M., Savoronova N.J., Skljar G.V., Smirnova J.A., Bondarenko N.V., Torbin A.V., Ugrumova V.M., Chernookaja M.I., Bredikhina V.O.

The Chairman of the Board informs that prior the election of the Counting Board calculation of votes participating in voting on issues under consideration of the general meeting of shareholders should be realized by the registrar. It is offered to put the approval of the offered list of person to be included into the structure of the Counting Board to vote. There were no other proposals concerning the voting procedure. The registrar is offered to start to work on calculation of votes concerning the approval of the offered list of the counting board members.

Voting has been conducted.

For announcement of results of voting the word is given the representative of the Registrar - Kluchnik Larisa Nikolatvna:

Resolved:

To validate the offered structure of the Counting Board consisting of:

Gorodetsky M.O., Nedashkivskaya L.I., Bezbah V.J., Bochanovskaja Z.V., Gundareva O.V., Groupp J.V., Molotkova A.O., Pisanenko N.A., Rudchik S.M., Savoronova N.J., Skljar G.V., Smirnova J.A., Bondarenko N.V., Torbin A.V., Ugrumova V.M., Chernookaja M.I., Bredikhina V.O.

Results of voting in compliance with the Minutes on votes counting by the Registrar.
"Yeas" - 46 079 544 votes that amounts to 97.93 %;
"Nays" - none;
"Abstained" - none;
"Did not taken part in voting" - 975 013 votes that amounts to 2.07 %.
The decision is accepted by the majority of votes.

The word is given to the member of the Counting Board, Gorodetsky M.O., for announcement of the Minutes No. 1 of the Counting Board of the Special General Meeting of the shareholders of OJSC "NTZ" dated September 27, 2002.

Gorodetsky M.O.: According to Minutes No.1 of the Special General Meeting of the shareholders of OJSC "NTZ" dated September 27, 2002.

Resolved:

To elect Mr. Grodensky Michael Alekseevich as chairman of the counting board. To elect Mrs. Nedashkovskaya Lyudmila Ivanovna as secretary of the counting board.

The Chairman of the Board offers to the elected Counting Board should start counting of votes on the subsequent issues that are considered by the Special General Meeting of the shareholders.

The Chairman of the Board – Director General of the plant - offers to select the Chairman of the Special General Meeting of shareholders, Mr. Yarlik A.B. No other proposals followed. The proposal was put to vote. It was offered to the Counting Board to calculate the votes.

Resolved:

To elect Mr. Yarlik Anatoliy Borisovich as Chairman of the meeting.
Results of voting were announced by the Chairman of the Special General Meeting, Mr. Yarlik A.B.:

Results of voting according to Minutes No.2 of the meeting of the counting bôard.
"Yeas" - 46 079 544 votes that amounts to 97.93 %;
"Nays" - none;
"Abstained"- none;
"Did not take part in voting" - 975 013 votes that amounts to 2.07 %.
The decision is accepted by the majority of votes.

Yarlik A.B. has begun fulfillment of his duties as chairman of the meeting.

By the offer of the Chairman of the meeting, Yarlik A.B., the issue on elections of the secretary of the meeting and the secretariat is put on voting. The chairman of the meeting, Yarlik A.B. offers to elect the secretary of the meeting, Marchenko V.P. and the secretariat that would consist member offered by the organizing committee: Karpenko M.V., Homenko L.B., Miroshnichenko I.E., Sonichkin V. V., and Zheleznyak N.I. There were no other proposals on candidatures of the secretary of the meeting and secretariat. The motion is put to vote. It was offered to the counting board to count the votes.

Resolved:

To elect Marchenko V.P. as secretary of the meeting and the secretariat consisting of the following shareholders: Karpenko M.V., Homenko L.B., Miroshnichenko I.E., Sonichkin V.V., and Zheleznyak N.I.

Results of voting according to Minutes No.3 of the meeting of the counting board.
"Yeas" - 46 050 346 votes that amounts to 97.87 %;
"Nays" - none;
"Abstained" - none;
"Did not take part in voting" - 1 004 211 votes that amounts to 2.13 %.
The decision is accepted by the majority of votes.

The chairman of the meeting, Mr. Yarlik A.B. offered the elected secretary of the meeting and the secretariat to take special places and to begin fulfillment of the duties.

The chairman of the meeting proposes to elect the working presidium consisting of the following members:

- Kirichko Alexander Ivanovich – Head of the Supervisory Committee;
- Esaulov Gennadiy Alexandrovich - Chairman of the Board;
- Palenko Petre Pavlovich - Chairman of the plant trade union;

There were no other proposals. The issue of electing the working presidium is put to vote. The counting board realizes counting of votes.

Resolved:

To elect the Presidium of the meeting out of the proposed members:
Kirichko Alexander Ivanovich – Head of the Supervisory Committee;
- Esaulov Gennadiy Alexandrovich - Chairman of the Board;
- Palenko Petre Pavlovich - Chairman of the plant trade union;

Results of voting according to Minutes No. 4 of the counting board meeting:
"Yeas" - 46 054 724 votes that amounts to 97.88 %;
"Nays" - none;
"Abstained" - none;
"Did not take part in voting" - 999 833 votes that amounts to 2.12 %.
The decision is accepted by the majority of votes.

By the offer of the Chairman of the meeting, the structure of the editorial commission suggested by the organizing committee is put to voting. It includes the representative of the shareholder – CJSC "ABiKo", Mrs. Parusnikova V.B., Bondarenko L.G. and shareholder Kosareva L.P.

There were no other proposals on candidatures of the editorial commission. The motion is put to vote. It is proposed to the counting board to carry out the count of votes.

Resolved:
To elect the editorial commission consisting of:
Parusnikova V.B., Bondarenko L.G. and shareholder Kosareva L.P.

Results of voting results according to Minutes No. 5 of the counting board meeting:
"Yeas" - 46 075 166 votes that amounts to 97.92 %;
"Nays" - none;
"Abstained" - none;
"Did not take part in voting" - 979 391 votes that amounts to 2.08 %.
The decision is accepted by the majority of votes.

The Chairman of the meeting proposed the following agenda and the order:

1. On participation in associations of enterprises and formation of Authorized Funds of such associations (reporter: Director of Finance and Economy – Tarasjev O.M.) – up to 20 minutes.
Discussants - up to 3 minutes.
2. Recall and election of members of the Supervisory Committee of the Company (reporter: member of the Supervisory Committee, Parusnikova V.B.) - up to 5 minutes.
3. Recall and election of members of the Board (reporter, member of the Board, Gorb E.V.) - up to 5 minutes.

There were no other proposals relating to the agenda and the order of the meeting. Proposals of the chairman concerning the agenda and the order of the meeting were put to vote. It is proposed to the counting board to carry out the count of votes.

Resolved:
To approve the suggested agenda and the order of the meeting.

Results of voting according to Minutes No.6 of the counting board meeting:
"Yeas" - 45 714 303 votes that amounts to 97.15 %;
"Nays" - none;
"Abstained"-none;
"Did not take part in voting" - 1 340 254 votes that amounts to 2.85 %.
The decision is accepted by the majority of votes.

Acceptance of decisions on the order is completed. The meeting started to consideration the agenda of the meeting.

I. Concerning the first items of the agenda:

LISTENED to:

The report of the Director of finance and economy Tarasjeva O.M. about participation in associations of enterprises and formation of Authorized Funds of such associations.

(Report is attached).

The Chairman of the meeting has offered the draft of the decision on this issue of the agenda.

There were no other offers concerning this issue of the agenda and the offered the draft of the decision in the secretariat. The offered draft of the decision is put to vote.

RESOLVED:

1. To take part in establishment of the association of enterprises "Industrial – financial Consortium "Prydneprovje"" (hereinafter - Consortium) for the purpose of investment of the industrial and banking capital into the corporate rights and manufacturing activity of industrial enterprises with observance of requirements of the legislation on protection of economic competition with contribution on the part of the company into the Authorized Fund of the Consortium of 84 510 400 (eighty four million five hundred and ten thousand four hundred) hrivnas, which will make 58.69 percents of the Consortium's Authorized Fund.

1.1. To authorize the Supervisory Council to make decisions on any issues related to establishment and operation of the Consortium, formation of its Authorized Fund, in particular, related to change (increase or reduction) in the pecuniary contribution into the Authorized Fund of the Consortium, decisions related to investment of funds of the Consortium and objects investment, decisions related to acquiring by the Consortium of the corporate rights, possession, use, disposal, management of the Consortium and its corporate rights, as well as to make decisions on liquidation of the Consortium with approval of such decisions by General meetings of shareholders of the company.

1.2. To authorize the Supervisory Council to choose the authorized persons who will be, on the basis of Letters of Attorney signed by the Chairman of Board - the Director General of the Company or the person who

is substituting him to represent the Company during meetings of the founders (participants) of the Consortium and/or to provide participation of the company in bodies of the Consortium.

1.3. To approve drafts of constituent instruments of the Consortium (Charter and Constituent Agreement).

1.4. To charge the Supervisory Council to approve Constituent instruments of the Consortium with the right to introduced amendments and supplements into them, if required.

1.5. To authorize, with the right of appointment, the Chairman of the Board – Director General, and in case of his absence, the person who is substituting him, to sign constituent instruments (Charter and Articles of Incorporation) of the Consortium, and, if required, amendments and supplement to the constituent instruments, Minutes of meetings of founders (participants) of the Consortium, to grant Letters of Attorney, which may be required for accomplishment of actions related to participation in meetings of the founders (Participants) of the Consortium, as well as to establishment, registration, receipt of necessary permits and activity of the Consortium.

2. To take part in the existing association of enterprises of the Corporation "Research-and-production investment group "Interpipe" (hereinafter "Corporation") with contribution on the part of the company into the Authorized Fund of Corporation of 20 124 100 (twenty millions one hundred and twenty four thousand hundred) hrivnas that will make 6 percents of the Authorized Fund of the Corporation.

2.1. To authorize the Supervisory Council to make decisions on any issues related to the business of the Corporation, in particular, decisions related to changes (increase or reduction) of funds contribution to the Authorized Fund of the Corporation, as well as to make decisions on liquidation of the Corporations with its following approval by General meetings of shareholders of the Company.

2.2. To authorize the Supervisory Council to choose authorized persons who will be, on the basis of Letters of Attorney signed by the Chairman of the Board - Director General of the Company or the person who is substituting him, to represent the Company during meetings of participants of the Corporation and to provide participation of the Company in the Corporation' s business and control of the Corporation.

Results of voting according to the Minutes No. 7 of the counting board meeting:
"Yeas" - 45 715 115 votes that amounts to 97.13 %;
"Nays" - 2 506 votes that amounts to 0.01 %;
"Abstained"- 1 682 votes that amounts to 0.01 %;
"Did not take part in voting" - 1 340 254 votes that amounts to 2.85 %.
The decision accepted by the majority of votes.

II. Concerning the second item of the agenda:

LISTENED to:

Report of the member of the Supervisory Council, Parusnikova V.B. on recall and election of the members of the Supervisory Council of the Company.

The reporter has offered the drafts of decisions on this issue. The Chairman of meeting has offered to vote separately for the recalled members of the Supervisory Council and separately for election of the members of the Supervisory Council.

There were no other drafts related to this item of the agenda, to the suggested drafts of decisions and procedure of voting on these drafts of decisions.

The offered drafts of decisions are put to vote.

It is proposed to the counting board to carry out the count of votes.

RESOLVED:

1. To recall Vantrob Yuriy Vladimirovich, member of the Supervisory Council of the Company, shareholder of Open Joint-Stock Company, IC "Credit-Dnepr-Invest" following the submitted application.

Results of voting according to Minutes No. 8 of the counting board meeting:
"Yeas" - 46 079 544 votes that amounts to 97.93 %;
"Nays" - none;
"Abstained"-none;
"Did not take part in voting" - 975 013 votes that amounts to 2.07 %.
The decision accepted by the majority of votes.

RESOLVED:

1. To elect the representative of the shareholder, OJSC IC "Credit-Dnepr-Invest" Trojan Olga Sergeevna as member of the Supervisory Council of the Company.

Results of voting according to Minutes No. 8 of the counting board meeting:
"Yeas" - 46 076 333 votes that amounts to 97.92 %;

"Nays" - none;
"Abstained"-none;
"Did not take part in voting" - 978 224 votes that amounts to 2.08 %.
The decision accepted by the majority of votes

III. Concerning the third item of the agenda:

LISTENED to:

The report of the member Board of the Company, Gorb E.B. on recall and election of the member of the Board of the Company.

The reporter offered a draft of the decision on this issue. The Chairman of meeting offered to vote separately for recalling of the member of the Board and separately for election of the member of the Board.

There were no other drafts related to this item of the agenda, to the suggested drafts of decisions and procedure of voting on these drafts of decisions.

The offered draft of the decision was put to vote.

It is proposed to the counting board to carry out the count of votes.

RESOLVED:

1. To recall the member of the Board, Vorobjov Nikolay Alekseevich, from the Board:

Results of voting according to Minutes No. 9 of the counting board meeting:
"Yeas" - 46 079 544 votes that amounts to 97.93 %;
"Nays" - none;
"Abstained"-none;
"Did not take part in voting" - 975 013 votes that amounts to 2.07 %.
The decision accepted by the majority votes.

RESOLVED:

1. To elect Erac Vladimir Nikolaevich as Member of the Board.

Results of voting according to Minutes No. 9 of the counting board meeting:
"Yeas" - 46 079 544 votes that amounts to 97.93 %;
"Nays" - none;
"Abstained"-none;
"Did not take part in voting" - 975 013 votes that amounts to 2.07 %.
The decision accepted by the majority votes.

The Chairman of the meeting, Yarlik A.B. informed that all issues of the agenda were discussed.

The General Meeting of shareholders of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" is **declared closed.**

Chairman of the Meeting Signature A.B. Yarlik

Secretary of the Meeting Signature V.P. Marchenko

Seal

Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant"

21, Stoletova Street, Dnepropetrovsk, 49081, Ukraine.
Teletype: 143217 STAN
Code of OKPO – 05393116
Telephones: 35-93-03, 35-93-68
Payment account 2600530000301
With CB "Credit-Dnepr", Dnepropetrovsk
MFO 305749, post index of the bank 49600

21.04.2003 No. 91-211

To: Dnepropetrovsk Regional Management of the State Committee on securities and stock exchange
29, Naberezhnaya Lenina, Dnepropetrovsk, 49600.

In compliance with "Provisions on regular submission of information by Open Joint-Stock Companies and enterprises – issuers of bonds" approved by the Decision of the State Committee on securities and stock exchange dated January 17, 2000 No. 3 we send this report of 2002.

We pay your attention to the fact that at while compiling the annual accounting report in compliance with the requirements of software APM "Report", the following amounts of correction were not shown in items:

- "Other additional capital" in the amount of (-63391.0) thousand hrivnas;
- "Undistributed profit" in the amount of (86812.0) thousand hrivnas, forms 4 "Report on the owner's equity", which were entered according to Methodical recommendations from checks of comparability of parameters of forms of the annual fiscal accounting, the Ministry of Finance of Ukraine informed in its letter dated 09.01.2001 No. 053-41 on changes according to the letter of the Ministry of Finance of Ukraine dated 10.01.2002 No. 053-43.

In this connection, we ask to consider the procedure of filling lines 010, 030, 050 of the "Report on the owner's equity" and to introduce appropriate changes into the software APM "Report". Otherwise, the corrected amount will not be shown in "Report on the owner's equity" and line 010 will always be equal to line 050.

Chairman of the Board
Director General Signature G.A.Esaulov

Seal

Adequate to the original

Signatures

A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34